As filed with the Securities and Exchange Commission on October 24, 1995

                                                     Registration No. 33-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                   FORM N-14

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933        [X]

                        Pre-Effective Amendment No.                        [ ]

                        Post-Effective Amendment No.                       [ ]

                        (Check appropriate box or boxes)

                              --------------------

                 PRUDENTIAL GLOBAL LIMITED MATURITY FUND, INC.
           (Formerly, Prudential Short-Term Global Income Fund, Inc.)
               (Exact name of registrant as specified in charter)

                               ONE SEAPORT PLAZA
                            NEW YORK, NEW YORK 10292
              (Address of Principal Executive Offices) (Zip Code)

       Registrant's Telephone Number, including Area Code: (212) 214-1250

                               S. Jane Rose, Esq.
                               One Seaport Plaza
                            New York, New York 10292
                    (Name and Address of Agent for Service)

                 Approximate date of proposed public offering:
                   As soon as practicable after the effective
                      date of the Registration Statement.

    It is proposed that this filing will become effective on November 24, 1995 pursuant to Rule 488 or such earlier date as the Commission acting pursuant to Rule 488 may determine.

    Pursuant to Rule 24f-2 under the Investment Company Act of 1940, Registrant has previously registered an indefinite number of shares of common stock, par value $.001 per share pursuant to a registration statement on Form N-1A (File No. 33-33479). Pursuant to Rule 429 under the Securities Act of 1933, the Proxy Statement/Prospectus relates to shares previously registered on Form N-1A (File No. 33-33479).

                              CROSS REFERENCE SHEET

          (as required by Rule 481(a) under the Securities Act of 1933)


N-14 Item No.                                                                   Prospectus/Proxy
and Caption                                                                     Statement Caption
------------                                                                    -----------------

Part A
Item  1. Beginning of Registration Statement and
          Outside Front Cover Page of Prospectus .............................. Cover Page

Item  2. Beginning and Outside Back Cover Page of Prospectus .................. Table of Contents

Item  3. Synopsis Information and Risk Factors ................................ Synopsis; Principal Risk Factors

Item  4. Information about the Transaction .................................... Synopsis; The Proposed Transaction

Item  5. Information about the Registrant ..................................... Information about The Limited Maturity
                                                                                  Portfolio

Item  6. Information about the Company Being Acquired ......................... Information about the Global
                                                                                  Assets Portfolio

Item  7. Voting Information ................................................... Voting Information

Item  8. Interest of Certain Persons and Experts .............................. Not Applicable

Item  9. Additional Information Required for Reoffering
          by Persons Deemed to be Underwriters ................................ Not Applicable

Part B   Statement of Additional .............................................. Information Caption

Item 10. Cover Page ........................................................... Cover Page

Item 11. Table of Contents .................................................... Cover Page

Item 12. Additional Information about the Registrant .......................... Statement of Additional Information
                                                                                  of Prudential Global Limited Maturity
                                                                                  Fund (formerly the Prudential
                                                                                  Short-Term Global Income Fund)
                                                                                  dated January 3, 1995

Item 13. Additional Information about the Company Being Acquired .............. Not Applicable

Item 14. Financial Statements ................................................. Statement of Additional Information
                                                                                  of Prudential Global Limited Maturity
                                                                                  Fund (formerly the Prudential Short-
                                                                                  Term Global Income Fund) dated
                                                                                  January 3, 1995; pro forma financial
                                                                                  statements included in the Statement of
                                                                                  Additional Information of Prudential
                                                                                  Global Limited Maturity Fund, Inc. dated
                                                                                  November , 1995 relating to the
                                                                                  acquisition of assets of the Global
                                                                                  Assets Portfolio by the Limited Maturity
                                                                                  Portfolio in exchange for shares of the
                                                                                  Limited Maturity Portfolio.

Part C

Information required to be included in Part C is set forth under the appropriate item, so numbered, in Part C of this Registration Statement

                                PRELIMINARY COPY

                  PRUDENTIAL GLOBAL LIMITED MATURITY FUND, INC.
                             GLOBAL ASSETS PORTFOLIO
                                ONE SEAPORT PLAZA
                            NEW YORK, NEW YORK 10292

                                --------------

                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                                --------------

To our Shareholders:

    Notice is hereby given that a Special Meeting of Shareholders of the Prudential Global Limited Maturity Fund, Inc. (the Fund) Global Assets Portfolio will be held at 9:00 A.M. on January 12, 1996 at 199 Water Street, New York, N.Y. 10292, for the following purposes:

    1. To approve an Agreement and Plan of Reorganization whereby all of the assets of the Global Assets Portfolio of the Fund will be transferred to the Fund's Limited Maturity Portfolio and the liabilities of the Global Assets Portfolio of the Fund, if any, will be assumed by the Limited Maturity Portfolio of the Fund in exchange for Class A shares of equivalent value of the Limited Maturity Portfolio.

    2. To consider and act upon any other business as may properly come before the Meeting or any adjournment thereof.

    Only shares of capital stock of the Global Assets Portfolio of record at the close of business on November 2, 1995 are entitled to notice of and to vote at this Meeting or any adjournment thereof.

                                             S. Jane Rose
                                               Secretary
Dated: November   , 1995


--------------------------------------------------------------------------------
  WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE SIGN AND PROMPTLY RETURN THE ENCLOSED PROXY IN THE ENCLOSED STAMPED SELF-ADDRESSED ENVELOPE. IN ORDER TO AVOID THE ADDITIONAL EXPENSE OF FURTHER SOLICITATION, WE ASK YOUR COOPERATION IN MAILING IN YOUR PROXY PROMPTLY.
--------------------------------------------------------------------------------

                                PRELIMINARY COPY
                  PRUDENTIAL GLOBAL LIMITED MATURITY FUND, INC.
                          (LIMITED MATURITY PORTFOLIO)
                                   PROSPECTUS
                                       and
                            (GLOBAL ASSETS PORTFOLIO)
                                 PROXY STATEMENT
                                ONE SEAPORT PLAZA
                            NEW YORK, NEW YORK 10292
                                 (800) 225-1852

                                 --------------

    Prudential Global Limited Maturity Fund, Inc. (formerly, Prudential Short-Term Global Income Fund, Inc.) (the Fund) has registered as an open-end, non-diversified management investment company which consists of two portfolios: the Limited Maturity Portfolio (formerly, Short-Term Global Income Portfolio); and the Global Assets Portfolio (collectively, the Portfolios). Both Portfolios are managed by Prudential Mutual Fund Management, Inc. (PMF or the Manager) and have the same office address. The investment objective of Limited Maturity Portfolio is to maximize total return, the components of which are current income and capital appreciation. The investment objective of Global Assets Portfolio is high current income with minimum risk to principal.

    This Prospectus and Proxy Statement is being furnished to shareholders of Global Assets Portfolio in connection with a proposed Agreement and Plan of Reorganization and Liquidation (the Plan), whereby Limited Maturity Portfolio will acquire all of the assets of Global Assets Portfolio and assume the liabilities, if any, of Global Assets Portfolio. If the Plan is approved by Global Assets Portfolio's shareholders, all such shareholders will be issued Class A shares of Limited Maturity Portfolio in place of the shares of Global Assets Portfolio held by that shareholder, and Global Assets Portfolio will be liquidated. Shareholders of Limited Maturity Portfolio are not being asked to vote on the Plan.

    This Prospectus and Proxy Statement sets forth concisely information about Limited Maturity Portfolio that prospective investors should know before investing. This Prospectus and Proxy Statement is accompanied by the Prospectus of Limited Maturity Portfolio, dated January 3, 1995, including April 17, 1995, May 5, 1995, July 3, 1995, and October 17, 1995 Supplements thereto, and the Prospectus of Global Assets Portfolio, dated January 3, 1995, including April 17, 1995, May 5, 1995, July 3, 1995, October 6, 1995 and October 17, 1995
Supplements thereto, which Prospectuses are incorporated by reference herein. The Statement of Additional Information of the Fund, dated January 3, 1995, including August 1, 1995 and September 29, 1995 Supplements thereto, has been filed with the Securities and Exchange Commission (SEC), is incorporated herein by reference and is available without charge upon written request to Prudential Mutual Fund Services, Inc., Raritan Plaza One, Edison, New Jersey 08837 or by calling the toll-free number shown above. Additional information, contained in a Statement of Additional Information dated November , 1995, forming a part of the Fund's Registration Statement on Form N-14, has been filed with the SEC, is incorporated herein by reference and is available without charge upon request to the address or telephone number shown above.

    Investors are advised to read and retain this Prospectus for future reference.

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURRACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE

       The date of this Prospectus and Proxy Statement is November , 1995.

                  PRUDENTIAL GLOBAL LIMITED MATURITY FUND, INC.
                          (LIMITED MATURITY PORTFOLIO)
                            (GLOBAL ASSETS PORTFOLIO)

                                ONE SEAPORT PLAZA
                              NEW YORK, N.Y. 10292

                                 --------------

              PROSPECTUS AND PROXY STATEMENT DATED NOVEMBER , 1995

                                 --------------

                                    SYNOPSIS

    The following synopsis is a summary of certain information contained elsewhere in this Prospectus and Proxy Statement and the Agreement and Plan of Reorganization and Liquidation and is qualified by reference to the more complete information contained herein as well as in the enclosed Prudential Global Limited Maturity Fund, Inc. (formerly Prudential Short-Term Global Income Fund, Inc.) (the Fund) Global Assets Portfolio Prospectus and the enclosed Fund Limited Maturity Portfolio (formerly, Short-Term Global Income Portfolio) Prospectus. Shareholders should read the entire Prospectus and Proxy Statement carefully.

General

    This Proxy is furnished by the Board of Directors of the Fund in connection with the solicitation of Proxies for use at a Special Meeting of Shareholders of Global Assets Portfolio (the Meeting) to be held at 9:00 A.M., on January 12, 1996 at 199 Water Street, New York, New York 10292, the Fund's principal executive office. The purpose of the Meeting is to approve or disapprove an Agreement and Plan of Reorganization and Liquidation (the Plan) whereby all of the the assets of Global Assets Portfolio will be acquired by, and the liabilities of Global Assets Portfolio, if any, will be assumed by, Limited Maturity Portfolio, and such other business as may properly come before the Meeting or any adjournment thereof. The Plan is attached to this Prospectus and Proxy Statement as Appendix A. The transactions contemplated by the Plan are set forth herein and in summary provide that Limited Maturity Portfolio will acquire the assets, in exchange solely for Class A shares of Limited Maturity Portfolio, and assume the liabilities, if any, of Global Assets Portfolio.

    Approval of the Plan requires the affirmative vote of a majority of shares of Global Assets Portfolio outstanding and entitled to vote. Approval of the Plan by the shareholders of Limited Maturity Portfolio is not required and the Plan is not being submitted for their approval.

The Proposed Reorganization and Liquidation

    The Board of Directors of the Fund has approved the Plan, which provides for the transfer of all of the assets of Global Assets Portfolio to Limited Maturity Portfolio in exchange solely for Class A shares of Limited Maturity Portfolio and the assumption by Limited Maturity Portfolio of the liabilities, if any, of Global Assets Portfolio. Following shareholder approval, if obtained, Class A shares of Limited Maturity Portfolio will be distributed to Class A shareholders of Global Assets Portfolio, and Global Assets Portfolio will be liquidated. The reorganization will become effective as soon as practicable after the Meeting. Each Global Assets Portfolio Class A shareholder will receive the number of full and fractional shares of Limited Maturity Portfolio equal in value (rounded to the third decimal place) to such shareholder's Class A shares of Global Assets Portfolio as of the closing date.

    For the reasons set forth below under " -Reasons for the Proposed Reorganization and Liquidation" and "The Proposed Transaction-Reasons for the Reorganization and Liquidation," the Fund's Board of Directors, including those Directors who are not "interested persons" (Independent Directors) as that term is defined in the Investment Company Act of 1940, as amended (Investment Company
Act), have concluded that the reorganization would be in the best interests of the shareholders of Global Assets Portfolio and Limited Maturity Portfolio and that the interests of shareholders of each Portfolio will not be diluted as a result of the proposed transaction. Accordingly, the Fund's Board of Directors recommends approval of the Plan.

Reasons for the Proposed Reorganization and Liquidation

    There  are a number  of  similarities  between  the  Portfolios  that led to consideration of the Plan. Each Portfolio operates as an open-end, non-diversified management investment company primarily seeking high income. Both Portfolios will invest at least 65% of their total assets in income producing securities and may invest in: debt securities denominated in U.S. dollar or a range of foreign currencies; debt securities issued by supernational organizations; debt securities denominated in the ECU; and each Portfolio may invest more than 5% of its total assets in the securities of one or more issuers. In addition both Portfolios may engage in: hedging and income enhancement strategies; options transactions; forward currency exchange contracts; futures contracts and options thereon; short sales against-the-box; repurchase agreements; securities lending; when issued and delayed delivery securities; borrowing; and may invest up to 10% of its net assets in illiquid securities.

    The Portfolios are also similar in that: Prudential Mutual Fund Management, Inc. (PMF or the Manager) serves as the Manager to both Portfolios; The Prudential Investment Corporation (PIC) serves as subadviser to both Portfolios; Prudential Mutual Fund Distributors, Inc. (PMFD) acts as the distributor for the Class A shares distributed by both Portfolios; and Prudential Mutual Fund Services, Inc. (PMFS) serves as Transfer Agent and Dividend Disbursing Agent to both Portfolios. In addition, each Portfolio pays dividends of net investment income, if any, monthly and makes distributions of any net capital gains at least annually.

    Each Portfolio is managed by J. Gabriel Irwin and Simon Wells who head a Global Fixed Income Group of PIC. As a team, they have responsibility for the day-to-day management of the Fund's portfolios. Messrs. Irwin and Wells have been employed by PIC and Prudential-Bache Securities (U.K.) Inc. since April 1995. Messrs. Irwin and Wells were previously employed by Smith Barney Global Capital Management Inc., where they worked together as Directors and Senior members of the Investment Policy

Committee and managed approximately $1.5 billion in institutional and mutual fund assets. Messrs. Irwin and Wells also serve as the portfolio managers of The Global Government Plus Fund, Inc. and The Global Total Return Fund, Inc.

    There are also a number of differences between the Portfolios. See "-Certain Differences Between Global Assets Portfolio and Limited Maturity Portfolio" below.

    The Fund believes that if the proposed reorganization is approved, Global Assets Portfolio shareholders will benefit from the lower distribution and service fee, as well as from the lower overall expenses of the Limited Maturity Portfolio. For the fiscal year ended October 31, 1994, Global Assets Portfolio had Total Portfolio Operating Expenses of 1.73% for its Class A shares, whereas for that same time period, Limited Maturity Portfolio had Total Portfolio Operating Expenses for its Class A shares of 1.17%. It is possible, although there can be no assurance that, as a result of the reorganization, the expense ratios with respect to the surviving portfolio may be reduced somewhat, total return may be enhanced and diversification may be improved due to a larger base of assets. Furthermore, Global Assets Portfolio shareholders would also benefit from the more flexible shareholder exchange privileges provided by the Limited Maturity Portfolio. The Global Assets Portfolio exchange privilege is a limited privilege and permits Class A shareholders to exchange their shares for only Class A shares of Prudential Adjustable Rate Securities Fund, Inc. (In May 1995, Prudential Adjustable Rate Securities Fund, Inc. stopped offering its shares, with limited exceptions, due to a proposed reorganization and plan to liquidate such fund.) The Limited Maturity Portfolio has a more expansive exchange privilege, and its shareholders may exchange their shares for shares of certain other Prudential Mutual Funds, including one or more specified money market funds. Specifically, Class A shareholders of Limited Maturity Portfolio may exchange their shares for Class A shares of Prudential Structured Maturity Fund, Inc., Prudential Government Securities Trust (Short-Intermediate Term Series) and certain money market funds which are listed in the Fund's Statement of Additional Information. In addition, the Manager believes that greater returns may be achieved for shareholders by combining both Portfolios into the one portfolio with a longer weighted average maturity, greater flexibility and more expansive investment policies which permit the Manager to take advantage of opportunities in today's international fixed income market. For more information about Limited Maturity Portfolio's investment policies, see " -Certain Differences Between Global Assets Portfolio and Limited Maturity Portfolio" below.

    Below is total return information for the Class A, Class B and Class C shares of Limited Maturity Portfolio and for the Class A and Class B shares of the Global Assets Portfolio for each of the fiscal years ended October 31, 1992, 1993 and 1994, and for the six-months ended April 30, 1995. The following tables are derived from the "Financial Highlights" of each Portfolio. "Financial Highlights" for the Limited Maturity Portfolio are set forth in such Portfolio's Prospectus a copy of which accompanies this Prospectus and Proxy Statement and is set forth in the Portfolio's annual and semi-annual reports included in Appendix B. "Financial Highlights" for Global Assets Portfolio are set forth in such Portfolio's Prospectus, a copy of which accompanies this Prospectus and Proxy Statement and is set forth in the Portfolio's annual and semi-annual reports included in Appendix C.

                             Global Assets Portfolio

                           Class A                       Class B
            ----------------------------------   ------------------------
                                                 November
            Six Months                           1, 1993
              Ended                              through     Year Ended
             April 30,  Year Ended October 31,    May 9,     October 31,
               1995     1994     1993     1992     1994*    1993     1992
               ----     ----     ----     ----     ----     ----     ----
TOTAL
  RETURN** .   1.81%    0.47%    4.36%    1.46%    2.33%    5.47%    0.94%

**Last day of investment operations of Class B shares. On May 10, 1994, all existing Class B shares were converted to Class A shares.

**Total return does not consider the effect of sales loads. Total return is calculated assuming a purchase of shares on the first day and a sale on the last day of each period reported and includes reinvestments of dividends and distributions. Total returns for periods of less than a full year are not annualized.

                           Limited Maturity Portfolio

                           Class A                               Class B                       Class C
           -------------------------------------   ------------------------------------  -------------------
                                                                                                     August
              Six                                    Six                                    Six     1, 1994*
             Months                                 Months                                 Months   through
             Ended                                  Ended                                   Ended   October
           April 30,    Year Ended October 31,     April 30,    Year Ended October 31,    April 30,    31,
             1995      1994      1993      1992      1995      1994      1993      1992      1995     1994
             ----      ----      ----      ----      ----      ----      ----      ----      ----     ----
TOTAL
RETURN** ..  0.68%    (1.89)%    7.96%    (0.07)%    0.72%    (2.62)%    7.00%    (0.86)%    0.72%    0.75%

**Commencement of offering of Class C shares.

**Total return does not consider the effect of sales loads. Total return is calculated assuming a purchase of shares on the first day and a sale on the last day of each period reported and includes reinvestments of dividends and distributions. Total returns for periods of less than a full year are not annualized.

    The  proposed   transaction  would  give  Limited  Maturity   Portfolio  the
opportunity to increase its assets by acquiring securities consistent with its investment objective and policies in exchange for the issuance of its shares.

    The Board of Directors of the Fund has determined that approval of the Plan would be in the best interests of each Portfolio and of its respective shareholders for the reasons discussed above. See, also "The Proposed Transaction-Reasons for the Reorganization and Liquidation" below.

Certain  Differences  Between  Limited  Maturity  Portfolio  and  Global  Assets
Portfolio

    While the investment objective of both Portfolios are similar, there are a few important differences between the Portfolios.

    The Limited Maturity Portfolio's investment objective is to maximize total return, the components of which are current income and capital appreciation. The Limited Maturity Portfolio seeks to achieve its objective by investing primarily in a portfolio of investment grade debt securities. The Limited Maturity Portfolio will maintain a weighted average maturity of more than 2, but less than 5 years, and the maturity for any individual security will generally not exceed 10 years. The Global Assets Portfolio's investment objective is high current income with minimum risk to principal. The Global Assets Portfolio seeks to achieve its objective by investing primarily in a portfolio of high-quality debt securities having remaining maturities of not more than 1 year. There is no assurance that either Portfolio will achieve its investment objective.

    Unlike the Global Assets Portfolio, Limited Maturity Portfolio may invest up to 15% of its total assets in non-investment grade securities with a minimum rating of B (as determined by the Standard & Poor's Ratings Group, Moody's Investors Services, Inc. or by another nationally recognized statistical ratings organization, or if unrated, deemed to be of equivalent quality by the portfolio's investment adviser). The Limited Maturity Portfolio, unlike the Global Assets Portfolio, also permits investment in debt securities denominated in the currencies of certain "emerging market" nations (including Greece, Hong Kong, Thailand, China and Israel). Investment in non-investment grade securities, as well as investment in emerging markets, may entail additional risks to the Portfolio. See "Principal Risk Factors" below.

    Whereas the Global Assets Portfolio will, under normal circumstances, maintain at least 35% of its net assets in U.S. dollar denominated securities and will invest in debt securities of issuers in at least three different countries; the Limited Maturity Portfolio will, under normal circumstances, maintain at least 30% of its total assets in securities denominated in U.S. Dollars and in cash, maintain at least 50% of its total assets in Dollar Bloc currencies (U.S., Canada, Australia and New Zealand), and invest in a minimum of five different countries. The Limited Maturity Portfolio may invest 100% of its assets in securities denominated in U.S. Dollars or in cash for temporary, extraordinary or emergency purposes.

    Unlike the Global Assets Portfolio, the Limited Maturity Portfolio may invest up to 10% of its total assets in zero coupon securities; may invest up to 5% of its total assets in convertible securities; and may invest up to 5% of its total assets in shares of closed-end investment companies or investment trusts. For a more detailed discussion of these types of investments and the risks involved, see "Principal Risk Factors" below.

    The Global Assets Portfolio exchange privilege is a limited privilege and permits Class A shareholders to exchange their shares for only Class A shares of Prudential Adjustable Rate Securities Fund, Inc. (In May 1995, Prudential Adjustable Rate Securities Fund, Inc. stopped offering its shares, with limited exceptions, due to a proposed reorganization and plan to liquidate such fund.) The Limited Maturity Portfolio has a more expansive exchange privilege, and its shareholders may exchange their shares for shares of certain other Prudential Mutual Funds, including one or more specified money market funds. Specifically, Class A shareholders of Limited Maturity Portfolio may exchange their shares for Class A shares of Prudential Structured Maturity Fund, Inc.,

Prudential Government Securities Trust (Short-Intermediate Term Series) and certain money market funds which are listed in the Fund's Statement of Additional Information.

Structure of Limited Maturity Portfolio and Global Assets Portfolio

    Prudential Global Limited Maturity Fund, Inc. is a Maryland corporation and each Portfolio operates as an open-end, non-diversified management investment company. The Fund consists of two Portfolios; the Global Assets Portfolio and the Limited Maturity Portfolio. The Global Assets Portfolio commenced investment operations on February 15, 1991 and the Limited Maturity Portfolio commenced investment operations on November 1, 1990. The Fund is authorized to issue 2,000,000,000 shares of capital stock (par value $.001 per share).

    The Global Assets Portfolio consists of two classes of shares designated Class A and Class B shares. On May 10, 1994, all existing Class B shares were converted to Class A shares and since then Global Assets Portfolio offers only one class of shares designated Class A shares. Limited Maturity Portfolio consists of three classes of shares designated Class A, Class B and Class C shares. Limited Maturity Portfolio is offering all three classes of shares. All three classes of shares of Limited Maturity Portfolio represent an interest in the same assets of such Portfolio and are identical in all respects except that each class bears certain distribution expenses and has voting rights with respect to certain distribution and service plans.

    The Fund has received an order of the  Securities  and  Exchange  Commission
(SEC) permitting each Portfolio to issue and sell multiple classes of capital stock. Each share of each class of capital stock is equal as to earnings, assets and voting privileges, except as noted above, and each class bears the expenses related to the distribution of its shares. Except for the conversion feature applicable to the Class B shares of the Limited Maturity Portfolio, there are no conversion, preemptive or other subscription rights. In the event of liquidation, each share of capital stock of Global Assets Portfolio and of Limited Maturity Portfolio is entitled to its portion of all of its respective Portfolio's assets after all debt and expenses of such Portfolio have been paid. Since the Class B and Class C shares of Limited Maturity Portfolio generally bear higher distribution expenses than Class A shares of Limited Maturity Portfolio, the liquidation proceeds to such Class B and Class C shareholders are likely to be lower than to such Class A shareholders.

    The Fund's Articles of Incorporation permit the Fund's Board of Directors to authorize the creation of additional portfolios and classes within such portfolios, with such preferences, privileges, limitations and voting and dividend rights as the Board of Directors may determine. The Board of Directors may increase the number of authorized shares without the approval of shareholders. Shares of each Portfolio, when issued as described in each Portfolio's Prospectus, are fully paid, nonassessable, fully transferable and redeemable at the option of the holders. Shares are also redeemable at the option of each Portfolio under certain circumstances. Neither Portfolio's shares have cumulative voting rights for the election of Fund Directors.

Investment Objective and Policies -- Limited Maturity Portfolio

    The Limited Maturity Portfolio's investment objective is to maximize total return, the components of which are current income and capital appreciation. The Portfolio seeks to achieve its objective by investing primarily in a portfolio of investment grade debt securities. The Portfolio will maintain a weighted average maturity of more than 2, but less than 5 years, and the maturity for any individual security will generally not exceed 10 years. The Portfolio may also invest up to 15% of its total assets in non-investment grade securities with a minimum rating of B (as determined by the Standard & Poor's Ratings Group, Moody's Investors Services, Inc. or by another nationally recognized statistical ratings organization, or if unrated, deemed to be of equivalent quality by the Portfolio's investment adviser). Investment in non-investment grade securities may entail additional risks to the Portfolio. See "Principal Risk Factors" below. There is no assurance that the Portfolio will achieve its investment objective.

    The Limited Maturity Portfolio will under normal circumstances invest in a minimum of five different countries, and will invest at least 30% of its total assets in securities denominated in U.S. Dollars and in cash, and at least 50% of its total assets in Dollar Bloc currencies (U.S., Canada, Australia and New Zealand). The Portfolio may invest 100% of its assets in securities denominated in U.S. Dollars or in cash for temporary, extraordinary or emergency purposes.

    The Limited Maturity Portfolio may also invest in debt securities denominated in the currencies of certain "emerging market" nations, such as, but not limited to, the Czech Republic, Greece, South Korea, Hong Kong, Malaysia, Indonesia, Thailand, China, Israel, Chile, Colombia, Venezuela, Turkey and Argentina. Investment in securities denominated in the currencies of such emerging markets may entail additional risks to the Limited Maturity Portfolio. See "Principal Risk Factors" below.

    Unlike the Global Assets Portfolio, the Limited Maturity Portfolio may invest up to 10% of its total assets in zero coupon securities; may invest up to 5% of its total assets in convertible securities; and may invest up to 5% of its total assets in shares of closed-end investment companies or investment trusts. For a more detailed discussion of these types of investments and the risks involved, see "Principal Risk Factors" below.

    Other than stated above the investment policies of the Limited Maturity Portfolio are substantially similar to the investment policies of Global Assets Portfolio.

Fees and Expenses

  Management Fees

    PMF, the Manager of each Portfolio and a wholly-owned subsidiary of The Prudential Insurance Company of America (Prudential), is compensated, pursuant to a Management Agreement with each of the Portfolios, at an annual rate of .55 of 1% of the average daily net assets of the respective Portfolio.

    Under Subadvisory Agreements between PMF and PIC with respect to both Portfolios, PIC, as Subadviser, provides investment advisory services for the management of each Fund. Pursuant to the Subadvisory Agreements, PMF will reimburse PIC for its reasonable costs and expenses in providing subadvisory services. PMF continues to have responsibility for all investment advisory services pursuant to the Management Agreements for both Portfolios and supervises the Subadviser's performance of its services on behalf of each Portfolio.

  Distribution Fees

     Each Fund has a plan of distribution adopted pursuant to Rule 12b-1 of the Investment Company Act (12b-1 Plan) with respect to its Class A shares pursuant to which each Fund pays PMFD for its distribution-related activities. The Global Assets Portfolio pays PMFD an annual distribution and service fee at an annual rate of up to .50 of 1% of the average daily net assets of the Class A shares. The Class A 12b-1 Plan provides that (i) up to .25 of 1% of the average daily net assets of the Class A shares may be used to pay for personal service and/or
the   maintenance  of  shareholder   accounts   (service  fee)  and  (ii)  total
distribution  fees (including the service fee of up to .25 of 1%) may not exceed
 .50 of 1% of the average daily net assets of the Class A shares. For the fiscal year ended October 31, 1994, PMFD received payments of $411,334 under the Global Assets Portfolio Class A 12b-1 Plan. For the same period, PMFD received initial sales charges of approximately $24,100.

    Pursuant to its Class A 12b-1 Plan, the Limited Maturity Portfolio reimburses PMFD for its distribution-related expenses with respect to Class A shares at an annual rate of up to .30 of 1% of the average daily net assets of the Class A shares. The Class A 12b-1 Plan provides that (i) up to .25 of 1% of the average daily net assets of the Class A shares may be used to pay for personal service and/or the maintenance of shareholder accounts (service fee) and (ii) total distribution fees (including the service fee of up to .25 of 1%) may not exceed .30 of 1% of the average daily net assets of the Class A shares. PMFD has advised the Limited Maturity Portfolio that distribution-related expenses under the Class A 12b-1 Plan will not exceed .15 of 1% of the average daily net assets of the Class A shares for the fiscal year ending October 31, [1996.] For the fiscal year ended October 31, 1994, PMFD received payments of $57,000 under the Limited Maturity Portfolio Class A 12b-1 Plan as reimbursement of expenses related to the distribution of Class A shares. This amount was primarily expended for payment of account servicing fees to financial advisers and other persons who sell Class A shares. For the fiscal year ended October 31, 1994 PMFD also received approximately $15,000 in initial sales charges.

    The Global Assets Portfolio has a compensation type Class A 12b-1 Plan whereby PMFD receives compensation for its distribution and service activities undertaken in connection with the Class A shares, not as reimbursement for specific expenses incurred. Therefore, if PMFD's expenses are less than such distribution and service fees, it will retain its full fees and realize a profit. Limited Maturity Portfolio has a reimbursement type Class A 12b-1 Plan whereby PMFD is compensated for expenses actually incurred.

    Prudential Securities Incorporated (PSI) is compensated for serving as the Distributor of Limited Maturity Portfolio's Class B and Class C shares pursuant to separate 12b-1 Plans. The Limited Maturity Portfolio may pay PSI for its distribution-related activities with respect to Class B and Class C shares at an annual rate of up to 1% of the average daily net assets of the Class B and Class C shares, respectively. Each of the Class B and Class C 12b-1 Plans provide for payments to PSI of (i) an asset-based sales charge of up to .75 of 1% of the average daily net assets of the Class B and Class C shares, respectively, and

(ii) a service fee of up to .25 of 1% of the average daily net assets of the Class B and Class C shares, respectively. The service fee is used to pay for personal service and/or the maintenance of shareholders accounts. PSI has agreed to limit its distribution-related fees payable under the Class B and Class C Plans to .75 of 1% of the average daily net assets of the Class B and Class C shares, respectively, for the fiscal year ending October 31, [1996.] For the fiscal year ended October 31, 1994, PSI received $2,679,726 under the Limited Maturity Portfolio Class B 12b-1 Plan and approximately $11,291,500 in contingent deferred sales charges. For the fiscal year ended October 31, 1994, PSI did not receive any remuneration under the Limited Maturity Portfolio Class C 12b-1 Plan, nor did PSI incur any costs in distributing the Portfolio's Class C shares.

  Other Expenses

    Each Portfolio also pays certain other expenses in connection with its operation, including accounting, custodian, legal, audit, transfer agency and registration expenses.

  Fee Waivers and Subsidy

    PMF may from time to time waive all or a portion of its management fee and subsidize all or a portion of the operating expenses of each Portfolio. Fee waivers and expense subsidies will increase a fund's yield and total return. The distributors of the Portfolio's shares may also from time to time waive all or a portion of the distribution expenses payable to them under the Portfolio's respective 12b-1 Plans. Any fee waiver or subsidy may be terminated at any time without notice after which a Portfolio's expenses will increase and its yield and total return will be reduced.

   Expense Ratios

    For the fiscal year ended October 31, 1994, total expenses excluding distribution fees stated as a percentage of average net assets of Global Assets Portfolio were 1.23% for Class A shares. For the fiscal year ended October 31, 1994, total expenses excluding distribution fees stated as a percentage of average net assets of Limited Maturity Portfolio were 1.02%, 1.02% and .18% (annualized) for Class A, Class B and Class C shares, respectively.

    Set forth below is a comparison of each Portfolio's operating expenses for the fiscal year ended October 31, 1994. The ratios are also shown on a pro forma (estimated) combined basis, giving effect to the reorganization.


                               Global
   Annual Fund Operating       Assets    Limited Maturity Portfolio         Pro Forma Combined
Expenses (as a percengage of  Portfolio  ---------------------------   ---------------------------
    average net assets)        Class A   Class A   Class B   Class C   Class A   Class B   Class C
    ------------------         -------   -------   -------   -------   -------   -------   -------

Management Fees ............    .55%      .55%      .55%      .55%       .55%     .55%      .55%

12b-1 Fees .................    .50       .15       .75       .75        .15      .75       .75

Other Expenses .............    .68       .47       .47       .47        .54      .54       .54

Total Fund Operating
 Expenses ..................   1.73%     1.17%     1.77%     1.77%      1.24%    1.84%     1.84%


    Set forth below is an example which shows the expenses that an investor in the combined portfolio would pay on a $1,000 investment, based upon the pro forma ratios set forth above.

Example                                   1 Year   3 Years  5 Years  10 Years
-------                                   ------   -------  -------  --------

You would pay the following expenses on a $1,000 investment, assuming (1) 5% annual return and (2) redemption at the end of each time period:

   Class A ............................     $42      $68      $ 96     $175
   Class B ............................     $49      $68      $100     $216
   Class C ............................     $29      $58      $100     $216

You would pay the following expenses on the same investment, assuming no redemption:

   Class A ............................     $42      $68      $ 96     $175
   Class B ............................     $19      $58      $100     $216
   Class C ............................     $19      $58      $100     $216

The example should not be considered a representation of past or future expenses. Actual expenses may be greater or less than those shown.

Purchase and Redemptions

    Purchases of shares of Limited Maturity Portfolio and Global Assets Portfolio are made through PSI, Pruco Securities Corporation (Prusec), an affiliated broker/dealer, or directly from the respective Portfolio through their transfer agent, PMFS, at the net asset value per share next determined after receipt of a purchase order by PMFS, Prusec or PSI plus a sales charge which may be imposed either (i) at the time of purchase (Class A shares) or
(ii), in the case of the Limited Maturity Portfolio, on a deferred basis (Class B and Class C shares).

    With respect to the Global Assets Portfolio, the minimum initial investment for Class A shares is $5,000 and the minimum subsequent investment is $1,000. With respect to the Limited Maturity Portfolio, the minimum initial investment for Class A and Class B shares is $1,000 per class and $5,000 for Class C shares. In addition the minimum subsequent investment for all classes of the Limited Maturity Portfolio is $100. With respect to both Portfolios, all minimum investment requirements are waived for certain retirement and employee savings plans or custodial accounts for the benefit of minors. For purchases of Class B shares made through the Automatic Savings Accumulation Plan, the minimum initial and subsequent investment is $50. Class A shares are sold with an initial sales charge of up to .99% and 3% of the offering price of shares of the Global Assets Portfolio and Limited Maturity Portfolio, respectively. If the proposed reorganization is approved, there will not be any additional sales charge with respect to the exchange of Class A shares of Global Assets Portfolio for Class A shares of Limited Maturity Portfolio. The Class B shares of the Limited Maturity Portfolio are sold without an initial sales charge but are subject to a contingent deferred sales charge (CDSC) (declining from 3% to zero of the lower of the amount invested or the redemption proceeds) which will be imposed on certain redemptions made within four years of purchase. Although Class B shares are subject to higher ongoing distribution-related expenses than Class A shares, Class B shares will automatically convert to Class A shares (which are subject to lower ongoing distribution-related expenses) after the contingent deferred sales charge has expired. The Class C shares of the Limited Maturity Portfolio are sold without an initial sales charge but are subject to a 1% CDSC on redemptions made within one year of purchase.

     Shares of each Portfolio may be redeemed at any time at the net asset value next determined after PSI or PMFS receives the sell order.

Exchange Privileges

    Shareholders of both Portfolios have an exchange privilege with certain other Prudential Mutual Funds, subject to the minimum investment requirements of such funds. The Global Assets Portfolio exchange privilege is a limited privilege and permits Class A shareholders to exchange their shares for only Class A shares of Prudential Adjustable Rate Securities Fund, Inc. (In May 1995, Prudential Adjustable Rate Securities Fund, Inc. stopped offering its shares, with limited exceptions, due to a proposed reorganization and plan to liquidate such fund.) The Limited Maturity Portfolio has a more expansive exchange privilege, and its shareholders may exchange their shares for shares of certain other Prudential Mutual Funds, including one or more specified money market funds. Specifically, Class A shareholders of Limited Maturity Portfolio may exchange their shares for Class A shares of Prudential Structured Maturity Fund, Inc., Prudential Government Securities Trust (Short-Intermediate Term Series) and certain money market funds which are listed in the Fund's Statement of Additional Information.

Dividends and Distributions

    Each Fund expects to declare daily and pay dividends of net investment income, if any, monthly and make distributions of any net capital gains, if any, at least annually. Shareholders of both Portfolios receive dividends and other distributions in additional shares of such Portfolio unless they elect to receive them in cash. A Global Assets Portfolio shareholder's election with respect to reinvestment of dividends and distributions in Global Assets Portfolio will be automatically applied with respect to Limited Maturity Portfolio shares he or she receives pursuant to the reorganization.

Federal Tax Consequences of Proposed Reorganization

    Prior to the consummation of the reorganization, the Fund shall have received an opinion of Shereff, Friedman, Hoffman & Goodman, LLP, or a private letter ruling from the Internal Revenue Service (IRS), to the effect that the proposed reorganization will constitute a tax-free reorganization within the meaning of Section 368(a)(1)(C) of the Internal Revenue Code of 1986, as amended (the Internal Revenue Code). Accordingly, no gain or loss will be recognized to either Portfolio upon the transfer of assets and the assumption of liabilities, if any, or to shareholders of Global Assets Portfolio upon their receipt of shares of Limited Maturity Portfolio solely in return for shares of Global Assets Portfolio. The tax basis for the shares of Limited Maturity Portfolio received by Global Assets Portfolio shareholders will be the same as their tax basis for the shares of Global Assets Portfolio to be constructively surrendered in exchange therefor. In addition, the holding period of the shares of Limited Maturity Portfolio to be received pursuant to the reorganization will include the period during which the shares of Global Assets Portfolio to be constructively surrendered in exchange therefor were held, provided the latter shares were held as capital assets by the shareholders on the date of the exchange. See "The Proposed Transaction-Tax Considerations."

                             PRINCIPAL RISK FACTORS

Longer Weighted Average Maturity

    The Global Assets Portfolio invests in debt securities having remaining maturities of not more than 1 year; whereas the Limited Maturity Portfolio invests in debt securities having remaining maturities of more than 2, but less than 5 years. To the extent a portfolio invests in debt securities having longer weighted average maturities, the greater the effect of changes in interest rates on such portfolio's net asset value. Accordingly, the net asset value of the Limited Maturity Portfolio can be expected to fluctuate more than that of the Global Assets Portfolio.

Foreign Investment

    Both Portfolios may invest in securities of foreign companies and countries. Such investments involve certain considerations and risks not typically associated with investing in U.S. Government Securities and securities of domestic companies. The values of foreign investments are affected by changes in governmental administration or economic or monetary policy (in this country or abroad) or changed circumstances in dealings between nations. Costs are incurred in connection with conversions between various currencies. In addition, foreign brokerage commissions are generally higher than in the United States, and foreign securities markets may be less liquid, more volatile and less subject to governmental supervision than in the United States. Investments in foreign countries could be affected by other factors not present in the United States, including expropriation, confiscatory taxation, lack of uniform accounting and auditing standards and potential difficulties in enforcing contractual obligations and could be subject to extended settlement periods.

    Unlike the Global Assets Portfolio, the Limited Maturity Portfolio may invest in debt securities denominated in the currencies of certain emerging market nations. Investing in the fixed-income markets of developing countries involves exposure to economies that are generally less diverse and mature, and to political systems which can be expected to have less stability than those of developed countries. Historical experience indicates that the markets of developing countries have been more volatile than the markets of developed countries. The risks associated with investments in foreign securities, described above, may be greater with respect to investments in developing countries.

Non-Investment Grade Securities

    Both Portfolios invest in investment grade securities, Limited Maturity Portfolio, however, may invest up to 15% of its total assets in non-investment grade securities with a minimum rating of B (as determined by the Standard & Poor's Ratings Group, Moody's Investors Services, Inc. or by another nationally recognized statistical ratings organization, or if unrated, deemed to be of equivalent quality by the Portfolio's investment adviser). Generally, lower-rated securities and unrated securities of comparable quality, sometimes referred to as junk bonds, offer a higher current yield than is offered by higher-rated securities, but also (i) will likely have some quality and protective characteristics that, in the judgement of the rating organizations, are outweighed by large uncertainties or major risk exposures to adverse conditions and (ii) are predominantly speculative with respect to the issuer's capacity to pay interest and repay principal in accordance with the terms of the obligation. The market values of these securities also tend to be more sensitive to individual corporate developments and changes in economic conditions than higher-quality bonds. In addition, medium and lower-rated securities and comparable unrated securities generally present a higher degree of credit risk. The risk of loss due to default by these issuers is significantly greater because medium and lower-rated securities and unrated securities of comparable quality generally are unsecured and frequently are subordinated to the prior payment of senior indebtedness.

    The investment adviser of Limited Maturity Portfolio, under the supervision of the Manager and the Board of Directors, in evaluating the creditworthiness of an issue whether rated or unrated, takes various factors into consideration, which may include, as applicable, the issuer's financial resources, its sensitivity to economic conditions and trends, the operating history of and the community support for the facility financed by the issue, the ability of the issuer's management and regulatory matters.

    In addition, the market value of securities in lower-rated categories is more volatile than that of higher-quality securities, and the markets in which medium and lower-rated or unrated securities are traded are more limited than those in which higher-rated securities are traded. The existence of limited markets may make it more difficult for the Limited Maturity Portfolio to obtain accurate market quotations for purposes of valuing its portfolio and calculating its net asset value. Moreover, the lack of a liquid trading market may restrict the availability of securities for the Portfolio to purchase and may also have the effect of limiting the ability of the Portfolio to sell securities at their fair value either to meet redemption requests or to respond to changes in the economy or the financial markets.

    Lower-rated   debt   obligations   also  present   risks  based  on  payment
expectations. If an issuer calls the obligation for redemption, the Limited Maturity Portfolio may have to replace the security with a lower-yielding security, resulting in a decreased return for investors. Also, as the principal value of bonds moves inversely with movements in interest rates, in the event of rising interest rates the value of the securities held by the Portfolio may decline proportionately more than a portfolio consisting of higher-rated securities. If the Portfolio experiences unexpected net redemptions, it may be forced to sell its higher-rated bonds, resulting in a decline in the overall credit quality of the securities held by the Portfolio and increasing the exposure of the Portfolio to the risks of lower-rated securities. Investments in zero coupon bonds may be more speculative and subject to greater fluctuations in value due to changes in interest rates than bonds that pay interest currently.

    Subsequent to its purchase by the Limited Maturity Portfolio, an issue of securities may cease to be rated or its rating may be reduced below the minimum required for purchase by the Portfolio. Neither event will require sale of these securities by the Portfolio, but the investment adviser will consider this event in its determination of whether the Portfolio should continue to hold the securities.

    As of October 31, 1994, the year-end dollar weighted average ratings of the debt obligations held by the Limited Maturity Portfolio, expressed as a percentage of such Portfolio's total investments, were as follows:

                                         Percentage of Total
               Ratings                       Investments
               -------                   -------------------
               AAA/Aaa                         53.62%
               AA/Aa                           21.79%
               A/A                              7.65%
               BBB/Baa                           -
               B/B                               -
               Unrated                         13.70%

Other Investments and Investment Techniques

    Both Portfolios may also engage in various hedging and income enhancement strategies, including investing in derivatives, the purchase and sale of put and call options and related short-term trading. Below are those investments in which Limited Maturity Portfolio may invest and in which Global Assets Portfolio currently does not invest.

  Zero Coupon Securities

    The Limited Maturity Portfolio may invest up to 10% of its total assets in zero coupon securities. Zero coupon securities are securities that are sold at a discount to par value and on which interest payments are not made during the life of the security. Upon maturity, the holder is entitled to receive the par value of the security. While interest payments are not made on such securities, holders of such securities are deemed to have received annually "phantom income." The Portfolio accrues income with respect to these securities prior to the receipt of cash payments. Zero coupon securities may be subject to greater fluctuation in value and lesser liquidity in the event of adverse market conditions than comparable rated securities paying cash interest at regular intervals.

  Convertible Securities

    The Limited Maturity Portfolio may invest up to 5% of its total assets in convertible securities. A convertible security is generally a corporate bond (or preferred stock) which may be converted at a stated price within a specified period of time into a certain quantity of the common stock of the same or adifferent issuer. Convertible securities are senior to common stocks in a corporation's capital structure, but are usually subordinated to similar nonconvertible securities. While providing a fixed income stream (generally higher in yield than the income derivable from a common stock but lower than that afforded by a similar nonconvertible security), a convertible security also affords an investor the opportunity, through its conversion feature, to participate in the capital appreciation dependent upon a market price advance in the convertible security's underlying common stock. The Portfolio may from time to time hold common stock received upon the conversion of a convertible security. The Portfolio does not intend to retain the common stock in its portfolio and will sell it as soon as reasonably practicable. Convertible securities also include preferred stock which technically is an equity security.

    In general, the market value of a convertible security is at least the higher of its "investment value" (i.e., its value as a fixed-income security) or its "conversion value" (i.e., its value upon conversion into its underlying common stock). As a fixed-income security, a convertible security tends to increase in market value when interest rates decline and tends to decrease in value when interest rates rise. However, the price of a convertible security is also influenced by the market value of the security's underlying stock. The price of a convertible security tends to increase as the market value of the underlying stock rises, whereas it tends to decrease as the market value of the underlying stock declines.

  Securities of Other Investment Companies

    The Limited Maturity Portfolio may invest up to 5% of its total assets in shares of closed-end investment companies or investment trusts. If the Portfolio does invest in securities of other investment companies, shareholders of the Portfolio may be subject to duplicate management and advisory fees.

    For a more complete  discussion of the risks  attendant to Limited  Maturity
Portfolio  investments,  please see pages 7 through 14 of the  Limited  Maturity
Portfolio (formerly, Short-Term Global Income Portfolio) Prospectus which accompanies this Prospectus and Proxy Statement and is incorporated herein by reference.

                            THE PROPOSED TRANSACTION

Agreement and Plan of Reorganization and Liquidation

    The terms and conditions under which the proposed transaction may be consummated are set forth in the Plan. Significant provisions of the Plan are summarized below; however, this summary is qualified in its entirety by reference to the Plan, a copy of which is attached as Appendix A to this Prospectus and Proxy Statement.

    The Plan contemplates (i) Limited Maturity Portfolio acquiring all of the assets of Global Assets Portfolio in exchange solely for Class A shares of Limited Maturity Portfolio and the assumption by Limited Maturity Portfolio of Global Assets Portfolio's liabilities, if any, as of the Closing Date (hereafter defined) and (ii) the constructive distribution on the date of the exchange, expected to occur on or about January 19, 1996 (the "Closing Date") of such Class A shares of Limited Maturity Portfolio to the Class A shareholders of Global Assets Portfolio as provided for by the Plan.

    The assets of Global Assets Portfolio to be acquired by Limited Maturity Portfolio shall include, without limitation, all cash, cash equivalents, securities, receivables (including interest and dividends receivable) and other property of any kind owned by Global Assets Portfolio and any deferred or prepaid assets shown as assets on the books of Global Assets Portfolio. Limited Maturity Portfolio will assume from Global Assets Portfolio all debts, liabilities, obligations and duties of Global Assets Portfolio of whatever kind or name, if any; provided, however, that Global Assets Portfolio will utilize its best efforts, to the extent practicable, to discharge all of its known debts, liabilities, obligations and duties prior to the Closing Date. Limited Maturity Portfolio will deliver to Global Assets Portfolio Class A shares of Limited Maturity
Portfolio, which Global Assets Portfolio will then distribute to its Class A shareholders.

    The value of Global Assets Portfolio assets to be acquired and liabilities to be assumed by Limited Maturity Portfolio and the net asset value of a share of Limited Maturity Portfolio will be determined as of 4:15 P.M., New York time, on the Closing Date in accordance with the valuation procedures of the respective Portfolio's then-current Prospectus and the Fund's Statement of Additional Information.

    As soon as practicable after the Closing Date, Global Assets Portfolio will liquidate and distribute pro rata to its shareholders of record the Class A shares of Limited Maturity Portfolio received by Global Assets Portfolio in exchange for such shareholders' interest in Global Assets Portfolio evidenced by their shares of capital stock of Global Assets Portfolio. Such liquidation and distribution will be accomplished by opening accounts on the books of Limited Maturity Portfolio in the names of Global Assets Portfolio shareholders and by transferring thereto the shares of Limited Maturity Portfolio previously credited to the account of Global Assets Portfolio on those books. Each shareholder account shall represent the respective pro rata number of Limited Maturity Portfolio shares due to such Global Assets Portfolio shareholder. Fractional shares of Global Assets Portfolio will be rounded to the third decimal place.

    Accordingly, every participating shareholder of Global Assets Portfolio will own Class A shares of Limited Maturity Portfolio immediately after the reorganization that, except for rounding, will have a total value equal to the total value of that shareholder's Class A shares of Global Assets Portfolio immediately prior to the reorganization. Moreover, because shares of Limited Maturity Portfolio will be issued at net asset value in exchange for net assets of Global Assets Portfolio that, except for rounding, will equal the aggregate value of those shares, the net asset value per share of Limited Maturity Portfolio will be unchanged. Thus, the reorganization will not result in dilution of the value of any shareholder account. However, in general, each Global Assets Portfolio shareholder will have a percentage of ownership in Limited Maturity Portfolio substantially less than such shareholder's current percentage of ownership of Global Assets Portfolio because, while such shareholder will have the same dollar amount invested initially in Limited Maturity Portfolio that he or she had invested in Global Assets Portfolio, his or her investment will represent a smaller percentage of the combined net assets of Limited Maturity Portfolio and Global Assets Portfolio.

    Any transfer taxes payable upon issuance of shares of Limited Maturity Portfolio in a name other than that of the registered holder of the shares on the books of Global Assets Portfolio as of that time shall be paid by the person to whom such shares are to be used as a condition of such transfer. Any reporting responsibility of Global Assets Portfolio will continue to be the responsibility of Global Assets Portfolio up to and including the Closing Date and such later date on which Global Assets Portfolio is liquidated.

    The consummation of the proposed transaction is subject to a number of conditions set forth in the Plan, some of which may be waived by the Board of Directors of the Fund. The Plan may be terminated and the proposed transaction abandoned at any time, before or after approval by the shareholders of Global Assets Portfolio, prior to the Closing Date. In addition, the Plan may be amended in any mutually agreeable manner, except that no amendment may be made subsequent to the Meeting of shareholders of Global Assets Portfolio that would detrimentally affect the value of Limited Maturity Portfolio shares to be distributed.

Reasons for the Reorganization and Liquidation

    The Fund's Board of Directors, including a majority of the Independent Directors, has determined that the interests of shareholders of both Portfolios will not be diluted as a result of the proposed transaction and that the proposed transaction is in the best interests of the shareholders of both Portfolios.

    The reasons for the proposed transaction are described above under "Synopsis-Reasons for the Proposed Reorganization and Liquidation." The Fund's Board of Directors based its decision to approve the Plan on an inquiry into a number of factors, including the following:

        (1) the relative past growth in assets and investment performance and future prospects of the Portfolios.

        (2) the effect of the proposed transaction on the expense ratios of each Portfolio.

        (3) the costs of the reorganization, which will be paid for by each Portfolio in proportion to its respective asset levels;

        (4) the  tax-free nature of the reorganization  to  the  Portfolios  and
    their   shareholders;

        (5) the potential benefits to PMF, PMFD and PSI (see "Synopsis-Fees and Expenses" above); and

        (6) the  compatibility  of  the  investment  objectives,  policies   and
    restrictions of the Portfolios.

    If the Plan is not approved by Global Assets Portfolio shareholders, the Fund's Board of Directors may consider other appropriate action, such as the liquidation of Global Assets Portfolio or a merger or other business combination with an investment company other than Limited Maturity Portfolio.

Description of Securities to be Issued

    The Fund has issued shares of capital stock, par value $.001 per share. Limited Maturity Portfolio offers three classes of shares designated Class A, Class B and Class C shares. Class A shares of the Limited Maturity Portfolio will be issued to Global Assets Portfolio Class A shareholders on the Closing Date. Each Class A share represents an equal and proportional interest in Limited Maturity Portfolio. The Fund's Articles of Incorporation authorize the Fund to issue 2,000,000,000 shares. Shares entitle their holders to one vote per full share and fractional votes for fractional shares held. Each share of Limited Maturity Portfolio has equal voting, dividend and liquidation rights with all other shares of Limited Maturity Portfolio except that each class bears certain distribution expenses and has voting rights with respect to certain distribution and service plans.

Tax Considerations

    Prior to the Closing, the Fund will receive an opinion from Shereff, Friedman, Hoffman & Goodman, LLP, or a private letter ruling from the IRS, to the effect that (1) the proposed transaction described above will constitute a reorganization within the meaning of Section 368(a)(1)(C) of the Internal Revenue Code; (2) no gain or loss will be recognized by shareholders of Limited Maturity Portfolio upon their receipt of shares, including fractional shares, of Limited Maturity Portfolio in exchange for their shares of Global Assets Portfolio (Internal Revenue Code Section 354(a)(1)); (3) no gain or loss will be recognized by Global Assets Portfolio upon the transfer of its assets to Limited Maturity Portfolio in exchange solely for Class A shares of Limited Maturity Portfolio and the assumption by Limited Maturity Portfolio of Global Assets Portfolio's liabilities, if any, and the subsequent distribution of those shares to its shareholders in liquidation thereof (Internal Revenue Code Sections 361(a) and 357(a)); (4) no gain or loss will be recognized by Limited Maturity Portfolio upon the receipt of such assets in exchange solely for Limited
Maturity Portfolio shares and its assumption of Global Assets Portfolio's liabilities, if any (Internal Revenue Code Section 1032(a)); (5) Limited
Maturity Portfolio's basis for the assets received pursuant to the reorganization will be the same as the basis thereof in the hands of Global Assets Portfolio immediately before the reorganization, and the holding period of those assets in the hands of Limited Maturity Portfolio will include the holding period thereof in Global Assets Portfolio hands (Internal Revenue Code Sections 362(b) and 1223(2)); (6) Global Assets Portfolio shareholders' basis for the shares of Limited Maturity Portfolio to be received by them pursuant to the reorganization will be the same as their basis for the shares of Global Assets Portfolio constructively surrendered in exchange therefor (Internal Revenue Code Section 358(a)(1)); and (7) the holding period of the shares of Limited Maturity Portfolio to be received by the shareholders of Global Assets Portfolio pursuant to the reorganization will include the period during which the shares of Global Assets Portfolio constructively surrendered in exchange therefor were held, provided the latter shares were held as capital assets by the shareholders on the date of the exchange (Internal Revenue Code Section 1223(1)).

Certain Information About the Fund and its Portfolios

    Organization. The Fund is a Maryland corporation and the rights of its shareholders are governed by its Articles of Incorporation, By-Laws and the Maryland General Corporation Law.

    Capitalization. The Fund has issued shares of capital stock, par value $.001 per share. The Fund's Articles of Incorporation authorize the Fund to issue 2,000,000,000 shares to be divided initially into 250,000,000 shares of Class A Capital Stock of the Global Assets Portfolio, 250,000,000 shares of Class B
Capital Stock of the Global Assets Portfolio, 500,000,000 shares of Class A Capital Stock of the Limited Maturity Portfolio, 500,000,000 shares of Class B Capital Stock of the Limited Maturity Portfolio and 500,000,000 shares of Class C Capital Stock of the Limited Maturity Portfolio.

    Shareholder Meetings and Voting Rights. Generally, neither Portfolio is required to hold annual meetings of its shareholders. Each Portfolio is required to call a meeting of shareholders for the purpose of voting upon the question of removal of a Director when requested in writing to do so by the holders of at least 10% of the Portfolio's outstanding shares. In addition, each Portfolio is required to call a meeting of shareholders for the purpose of electing Directors if, at any time, less than a majority of the Directors holding office were elected by shareholders.

    Shareholders of each Portfolio are entitled to one vote for each share on all matters submitted to a vote of its shareholders under Maryland law. Approval of certain matters, such as an amendment to the Articles of Incorporation, a merger, consolidation or transfer of all or substantially all assets, dissolution and removal of a Director, requires the affirmative vote of a majority of the votes entitled to be cast. Other matters require the approval of the affirmative vote of a majority of the votes cast at a meeting at which a quorum is present.

    The Fund's By-Laws provide that a majority of the outstanding shares shall constitute a quorum for the transaction of business at a shareholders' meeting. Matters requiring a larger vote by law or under the organizational documents for the Fund are not affected by such quorum requirements.

    Shareholder Liability. Under Maryland law, shareholders of each Portfolio have no personal liability as such for either Portfolio's acts or obligations.

    Liability and Indemnification of Directors. Under the Fund's Articles of Incorporation and Maryland law, a Director or officer of the Fund is not liable to the Fund or its shareholders for monetary damages for breach of fiduciary duty as a Director or officer except to the extent such exemption from liability or limitation thereof is not permitted by law, including the Investment Company Act.

    Under the Investment Company Act, a Director may not be protected against liability to the Fund and its security holders to which he would otherwise be subject as a result of his willful misfeasance, bad faith or gross negligence in the performance of his duties, or by reason of reckless disregard of his obligations and duties. The staff of the SEC interprets the Investment Company Act to require additional limits on indemnification of Directors and officers.

Pro Forma Capitalization and Ratios

    The following table shows the capitalization of each Portfolio as of September 30, 1995 and the pro forma combined capitalization of both Portfolios as if the reorganization had occured on that date.


                               Global
                               Assets             Limited Maturity Portfolio           Pro Forma Combined
                              Portfolio       ----------------------------------    ------------------------
                               Class A        Class A        Class B     Class C    Class A          Class B     Class C
                               -------        -------        -------     -------    -------          -------

Net Assets ................  $26,715,657    $18,626,946    $111,767,241    $751    $45,339,868    $111,760,497     $751

Net Asset Value Per share .        $1.77          $8.39           $8.42   $8.42          $8.39           $8.42    $8.42

Shares Outstanding ........   15,080,091      2,220,351      13,280,191      89      5,404,577      13,280,191       89

    The following table shows the ratio of expenses to average net assets and the ratios of net investment income to average net assets of Global Assets Portfolio and the Limited Maturity Portfolio for the fiscal year ended October 31, 1994. The ratios are also shown on a pro forma combined basis, assuming the reorganization occurs on or about January 19, 1996.


                                Global
                                Assets   Limited Maturity Portfolio        Pro Forma Combined
                               Portfolio --------------------------   --------------------------
                                Class A   Class A  Class B  Class C   Class A  Class B   Class C
                                -------   -------  -------  -------   -------  -------   -------
Ratio of expenses to average
  net assets .................   1.73%    1.17%    1.97%     .93%      1.24%    1.84%    1.84%

Ratio of net investment
 income to average net
 assets ......................   4.09%    7.67%    6.82%    7.02%      7.60%    6.95%    6.11%


                  INFORMATION ABOUT LIMITED MATURITY PORTFOLIO

Financial Information

    For condensed financial information for Limited Maturity Portfolio, see "Financial Highlights" in the Limited Maturity Portfolio Prospectus which accompanies this Prospectus and Proxy Statement. Also see Appendix B which contains Limited Maturity Portfolio's annual and semi-annual reports to shareholders for the fiscal year ended October 31, 1994 and the six months ended April 30, 1995, respectively.

General

    For a discussion of the organization, classification and sub-classification of Limited Maturity Portfolio, see "General Information" and "Fund Highlights" in the Limited Maturity Portfolio Prospectus.

Investment Objective and Policies

    For a discussion of Limited Maturity Portfolio's investment objective and policies and risk factors associated with an investment in The Limited Maturity Portfolio, see "How the Fund Invests" in the Limited Maturity Portfolio Prospectus.

Directors

    For a discussion of the responsibilities of the Fund's Board of Directors, see "How the Fund is Managed" in the Limited Maturity Portfolio Prospectus.

Manager and Portfolio Manager

    For a discussion of Limited Maturity Portfolio's Manager, subadviser and portfolio manager, see "How the Fund is Managed-Manager" in the Limited Maturity Portfolio Prospectus.

Performance

    For a discussion of Limited Maturity Portfolio's performance during the fiscal year ended October 31, 1994, see Limited Maturity Portfolio's Prospectus, which accompanies this Prospectus and Proxy Statement. Also see Appendix B which contains Limited Maturity Portfolio's annual and semi-annual reports to shareholders for the fiscal year ended October 31, 1994 and the six months ended April 30, 1995, respectively.

Limited Maturity Portfolio's Shares

    For a discussion of Limited Maturity Portfolio's Class A, Class B and Class C shares, including voting rights, exchange rights and the conversion feature of Class B shares, and how the shares may be purchased and redeemed, see "Shareholder Guide" and "How the Fund is Managed" in the Limited Maturity Portfolio Prospectus.

Net Asset Value

    For a discussion of how the offering price of Limited Maturity Portfolio Class A, Class B and Class C shares is determined, see "How the Fund Values its Shares" in the Limited Maturity Portfolio Prospectus.

Taxes, Dividends and Distributions

    For a discussion of Limited Maturity Portfolio's policy with respect to dividends and distributions and the tax consequences of an investment in Limited Maturity Portfolio shares, see "Taxes, Dividends and Distributions" in the Limited Maturity Portfolio Prospectus.

Additional Information

    The Fund is subject to the informational requirements of the Investment Company Act and in accordance therewith files reports and other information with the Securities and Exchange Commission. Proxy material, reports and other information filed by the Fund on behalf of either Portfolio can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's regional offices in New York (7 World Trade Center, Suite 1300, New York, New York 10048) and Chicago (Citicorp Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661-2511). Copies of such material can be obtained at prescribed rates from the Public Reference Branch, Office of Consumer Affairs and Information Services, Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549.

                    INFORMATION ABOUT GLOBAL ASSETS PORTFOLIO

Financial Information

    For condensed financial information for Global Assets Portfolio, see "Financial Highlights" in the Global Assets Portfolio Prospectus, which accompanies this Prospectus and Proxy Statement. Also see Appendix C which contains Global Assets Portfolio's annual and semi-annual reports to shareholders for the fiscal year ended October 31, 1994 and the six months ended April 30, 1995, respectively.

General

    For a discussion of the organization, classification and sub-classification of Global Assets Portfolio, see "General Information" and "Fund Highlights" in the Global Assets Portfolio Prospectus.

Investment Objective and Policies

    For a discussion of Global Assets Portfolio's investment objective and policies, see "How the Fund Invests" in the Global Assets Portfolio Prospectus.

Directors

    For a discussion of the responsibilities of the Fund's Board of Directors, see "How the Fund is Managed" in the Global Assets Portfolio Prospectus.

Manager and Portfolio Manager

    For a discussion of Global Assets Portfolio's Manager, subadviser and portfolio manager, see "How the Fund is Managed-Manager" in the Global Assets Portfolio Prospectus.

Performance

    For a discussion of Global Assets Portfolio's performance during the fiscal year ended October 31, 1994, see the Global Assets Portfolio Prospectus, which accompanies this Prospectus and Proxy Statement. Also see Appendix C which contains Global Assets Portfolio's annual and semi-annual reports to shareholders for the fiscal year ended October 31, 1994 and the six months ended April 30, 1995, respectively.

Global Assets Portfolio's Shares

    For a discussion of Global Assets Portfolio's Class A shares, including voting rights and exchange rights, and how the shares may be purchased and redeemed, see "Shareholder Guide" and "How the Fund is Managed" in the Global Assets Portfolio Prospectus.

Net Asset Value

    For a discussion of how the offering price of Global Assets Portfolio's Class A shares is determined, see "How the Fund Values its Shares" in the Global Assets Portfolio Prospectus.

Taxes, Dividends and Distributions

    For a discussion of Global Assets Portfolio's policy with respect to dividends and distributions and the tax consequences of an investment in Class A shares, see "Taxes, Dividends and Distributions" in the Global Assets Portfolio Prospectus.

Additional Information

    The Fund is subject to the information requirements of the Investment Company Act and in accordance therewith files reports and other information with the Securities and

Exchange Commission. Proxy material, reports and other information filed by the Fund on behalf of either Portfolio can be inspected and copies at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's regional offices in New York (7 World Trade Center, Suite 1300, New York, New York 10048) and Chicago (Citicorp Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661-2511). Copies of such material can be obtained at prescribed rates from the Public Reference Branch, Office of Consumer Affairs and Information Services, Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549.

                               VOTING INFORMATION

    If the accompanying form of Proxy is executed properly and returned, shares represented by it will be voted at the Meeting in accordance with the instructions on the Proxy. However, if no instructions are specified, shares will be voted for the proposal. A Proxy may be revoked at any time prior to the time it is voted by written notice to the Secretary of the Fund or by attendance at the Meeting. If sufficient votes to approve the proposal are not received, the persons named as proxies may propose one or more adjournments of the Meeting to permit further solicitation of Proxies. Any such adjournment will require the affirmative vote of a majority of those shares present at the Meeting or represented by proxy. When voting on a proposed adjournment, the persons named as proxies will vote all shares that they are entitled to vote, for the proposed adjournment, unless directed to disapprove the proposal, in which case such shares will be voted against the proposed adjournment. In the event that the Meeting is adjourned, the same procedures will apply at a later Meeting date.

    If a Proxy that is properly executed and returned, accompanied by instructions to withhold authority to vote, represents a broker "non-vote" (that is, a Proxy from a broker or nominee indicating that such person has not received instructions from the beneficial owner or other person entitled to vote shares on a particular matter with respect to which the broker or nominee does not have discretionary power), the shares represented thereby will be considered not to be present at the Meeting for purposes of determining the existence of a quorum for the transaction of business and be deemed not cast with respect to such proposal. If no instructions are received by the broker or nominee from the shareholder with reference to routine matters, the shares represented thereby may be considered for purposes of determining the existence of a quorum for the transaction of business and will be deemed cast with respect to such proposal. Also, a properly executed and returned Proxy marked with an abstention will be considered present at the Meeting for purposes of determining the existence of a quorum for the transaction of business. However, abstentions and broker "non-votes" do not constitute a vote "for" or "against" the matter, but have the effect of a negative vote on matters which require approval by a requisite percentage of the outstanding shares.

    The close of business on November 2, 1995 has been fixed as the record date for the determination of shareholders entitled to notice of, and to vote at, the
Meeting. On that date, Global Assets Portfolio had         Class A shares and no
Class B shares outstanding and entitled to vote.

    Each share of Global Assets Portfolio will be entitled to one vote at the Meeting. It is expected that the Notice of Special Meeting, Prospectus and Proxy Statement and form of Proxy will be mailed to shareholders on or about November
  , 1995.

    As of November 2, 1995, the Directors and Officers of the Fund, as a group, owned [less than 1% of the outstanding shares of the Global Assets Portfolio].

    As of November 2, 1995, the following  shareholders owned beneficially or of
record 5% or more of Global Assets Portfolio's outstanding Class A shares: [   ]

    The expenses of reorganization and solicitation will be borne by each Portfolio in proportion to their respective assets and will include reimbursement of brokerage firms and others for expenses in forwarding proxy solicitation material to shareholders. The Fund's Board of Directors has retained Shareholder Communications Corporation, a proxy solicitation firm, to assist in the solicitation of proxies for the Meeting. The fees and expenses of Shareholder Communications Corporation are not expected to exceed $6,600, excluding mailing and printing costs. The solicitation of Proxies will be largely by mail but may include telephonic, telegraphic or oral communication by regular employees of Prudential Securities and its affiliates, including Prudential Mutual Fund Management, Inc. This cost, including specified expenses, also will be borne by each Portfolio in proportion to their respective assets.

                                  OTHER MATTERS

    No business other than as set forth herein is expected to come befor the Meeting, but should any other matter requiring a vote of shareholders of Global Assets Portfolio arise, including any question as to an adjournment of the Meeting, the persons named in the enclosed Proxy will vote thereon according to their best judgment in the interests of Global Assets Portfolio, taking into account all relevant circumstances.

                             SHAREHOLDER'S PROPOSALS

    A Global Assets Portfolio shareholder proposal intended to be presented at any subsequent meeting of the shareholders of Global Assets Portfolio must be received by Global Assets Portfolio a reasonable time before the Directors' solicitation relating to such meeting is made in order to be included in Global Assets Portfolio's Proxy Statement and form of Proxy relating to that meeting. The mere submission of a proposal by a shareholder does not guarantee that such proposal will be included in the proxy statement because certain rules under the federal securities laws must be complied with before inclusion of the proposal is required. In the event that the Plan is approved at this Meeting, it is not expected that there will be any future shareholder meetings of Global Assets Portfolio.

    It is the present intent of the Fund's Board of Directors not to hold annual meetings of shareholders unless the election of Directors is required under the Investment Company Act nor to hold special meetings of shareholders unless required by the Investment Company Act or state law.

                                               S. Jane Rose,
                                                 Secretary

Dated: November   , 1995

                                                                      APPENDIX A

                                     Form of
              Agreement and Plan of Reorganization and Liquidation

    Agreement and Plan of Reorganization and Liquidation  (Agreement) made as of
the day of       , 199 , by and between Prudential Global Limited Maturity Fund,
Inc. (the Fund) Global Assets Portfolio and the Fund's Limited Maturity Portfolio. The Fund is a corporation organized under the laws of the State of Maryland and maintains its principal place of business at One Seaport Plaza, New York, New York 10292. Shares of Limited Maturity Portfolio are divided into three classes, designated Class A, Class B and Class C. The Global Assets Portfolio offers one class of shares designated Class A.

    This Agreement is intended to be, and is adopted as, a plan of reorganization pursuant to Section 368(a)(1)(C) of the Internal Revenue Code of 1986, as amended (Internal Revenue Code). The reorganization will comprise the transfer of all of the assets of Global Assets Portfolio to Limited Maturity Portfolio, in exchange solely for Class A shares of the Limited Maturity Portfolio and Limited Maturity Portfolio's assumption of Global Assets Portfolio's liabilities, if any, and the constructive distribution, after the Closing Date hereinafter referred to, of such Class A shares of the Limited Maturity Portfolio to the shareholders of Global Assets Portfolio in liquidation of Global Assets Portfolio as provided herein, all upon the terms and conditions as hereinafter set forth.

    In consideration of the premises and of the covenants and agreements set forth herein, the parties covenant and agree as follows:

    1. Transfer of Assets of Global Assets Portfolio in Exchange for Class A shares of the Limited Maturity Portfolio and Assumption of Liabilities, if any, and Liquidation of Global Assets Portfolio.

        1.1 Subject to the terms and conditions herein set forth and on the basis of the representations and warranties contained herein, the Fund, on behalf of Global Assets Portfolio, agrees to sell, assign, transfer and deliver Global Assets Portfolio's assets, as set forth in paragraph 1.2, to Limited Maturity Portfolio, and the Fund, on behalf of Limited Maturity Portfolio, agrees (a) to issue and deliver to Global Assets Portfolio in exchange therefor the number of shares in Limited Maturity Portfolio determined by dividing the net asset value of Global Assets Portfolio (computed in the manner and as of the time and date set forth in paragraph 2.1) by the net asset value allocable to a share of the Limited Maturity Portfolio (computed in the manner and as of the time and date set forth in paragraph 2.2); and (b) to assume all of Global Assets Portfolio's liabilities, if any, as set forth in paragraph 1.3. Such transactions shall take place at the closing provided for in paragraph 3 (Closing).

        1.2 The assets of Global Assets Portfolio to be acquired by Limited Maturity Portfolio shall include without limitation all cash, cash equivalents, securities, receivables (including interest and dividends receivable) and other property of any kind owned by Global Assets Portfolio and any deferred or prepaid expenses shown as assets on the books of Global Assets Portfolio on the closing date provided in paragraph 3 (Closing Date). Limited Maturity Portfolio has no plan or intent to sell or otherwise dispose of any assets of Global Assets Portfolio.

        1.3 Except as otherwise provided herein, Limited Maturity Portfolio will assume from Global Assets Portfolio all debts, liabilities, obligations and duties of Global Assets Portfolio of whatever kind or nature, whether absolute, accrued, contingent or otherwise, whether or not determinable as of the Closing Date and whether or not specifically referred to in this Agreement; provided, however, that Global Assets Portfolio agrees to utilize its best efforts to discharge all of its known debts, liabilities, obligations and duties prior to the Closing Date.

        1.4 On or immediately prior to the Closing Date, Global Assets Portfolio will declare and pay to its shareholders of record dividends and/or other distributions so that it will have distributed substantially all (and in any event not less than ninety-eight percent) of its investment company taxable income (computed without regard to any deduction for dividends paid), net tax-exempt interest income, if any, and realized net capital gains, if any, for all taxable years through its liquidation.

        1.5 On a date (Liquidation Date), as soon after the Closing Date as is conveniently practicable, Global Assets Portfolio will distribute pro rata to its Class A shareholders of record, determined as of the close of business on the Closing Date, the Class A shares of Limited Maturity Portfolio received by Global Assets Portfolio pursuant to paragraph 1.1 in exchange for their interest in Global Assets Portfolio. Such distribution will be accomplished by opening accounts on the books of the Limited Maturity Portfolio in the names of Global Assets Portfolio shareholders and transferring thereto the shares credited to the account of Global Assets Portfolio on the books of Limited Maturity Portfolio. Each account opened shall be credited with the respective pro rata number of Limited Maturity
    Portfolio  Class  A  shares  due  each  Global  Assets   Portfolio  Class  A
    shareholder. Fractional shares of Limited Maturity Portfolio shall be rounded to the third decimal place.

        1.6 The Limited Maturity Portfolio shall not issue certificates representing its shares in connection with such exchange. With respect to any Global Assets Portfolio shareholder holding Global Assets Portfolio stock certificates as of the Closing Date, until Limited Maturity Portfolio is notified by Global Assets Portfolio's transfer agent that such shareholder has surrendered his or her outstanding Global Assets Portfolio stock certificates or, in the event of lost, stolen or destroyed stock certificates, posted adequate bond or submitted a lost certificate form, as the case may be, Limited Maturity Portfolio will not permit such shareholder to (1) receive dividends or other distributions on Limited Maturity Portfolio shares in cash (although such dividends and distributions shall be credited to the account of such shareholder established on Limited Maturity Portfolio's books pursuant to paragraph 1.5, as provided in the next sentence), (2) exchange Limited Maturity Portfolio shares credited to such shareholder's account for shares of other Prudential Mutual Funds, or (3) pledge or redeem such shares. In the event that a shareholder is not permitted to receive dividends or other distributions on Limited Maturity Portfolio shares in cash as provided in the preceding sentence, Limited Maturity Portfolio shall pay such dividends or other distributions in additional Limited Maturity Portfolio shares, notwithstanding any election such shareholder shall have made previously with respect to the payment of dividends or other distributions on shares of Global Assets Portfolio. Global Assets Portfolio will, at its expense, request its shareholders to surrender their outstanding Global Assets Portfolio stock certificates, post adequate bond or submit a lost certificate form, as the case may be.

        1.7 Ownership of the Limited Maturity Portfolio shares will be shown on the books of its transfer agent. Shares of Limited Maturity Portfolio will be issued in the manner described in Limited Maturity Portfolio's then-current prospectus and the Fund's then-current statement of additional information.

        1.8 Any transfer taxes payable upon issuance of shares of Limited Maturity Portfolio in a name other than the registered holder of the shares on the books of Global Assets Portfolio as of that time shall be paid by the person to whom such shares are to be issued as a condition to the registration of such transfer.

        1.9 Any reporting responsibility with the Securities and Exchange Commission or any state securities commission of Global Assets Portfolio is and shall remain the responsibility of Global Assets Portfolio up to and including the Liquidation Date.

        1.10 All books and records of Global Assets Portfolio, including all books and records required to be maintained under the Investment Company Act of 1940 (Investment Company Act) and the rules and regulations thereunder, shall be available to Limited Maturity Portfolio from and after the Closing Date and shall be turned over to Limited Maturity Portfolio on or priorto the Liquidation Date.

    2. Valuation

        2.1 The value of Global Assets Portfolio's assets and liabilities to be acquired and assumed, respectively, by Limited Maturity Portfolio shall be the net asset value computed as of 4:15 p.m., New York time, on the Closing Date (such time and date being hereinafter called the Valuation Time), using the valuation procedures set forth in Global Assets Portfolio's then-current prospectus and the Fund's then-current statement of additional information.

        2.2 The net asset value of a share of the Limited Maturity Portfolio shall be the net asset value per such share computed as of the Valuation Time, using the valuation procedures set forth in Limited Maturity Portfolio's then-current prospectus and the Fund's then-current statement of additional information.

        2.3 The number of Limited Maturity Portfolio shares to be issued (including fractional shares, if any) in exchange for Global Assets Portfolio's net assets shall be calculated as set forth in paragraph 1.1.

        2.4 All computations of net asset value shall be made by or under the direction of Prudential Mutual Fund Management, Inc. (PMF) in accordance with its regular practice as manager of the Funds.

    3. Closing and Closing Date

        3.1 Except as provided in Section 3.3, the Closing Date shall be       ,
    199 ; or such later date as the parties may agree in writing. All acts taking place at the Closing shall be deemed to take place simultaneously as of the close of business on the Closing Date unless otherwise provided. The Closing shall be at the office of the Fund or at such other place as the parties may agree.

        3.2 State Street Bank and Trust Company (State Street), as custodian for Global Assets Portfolio, shall deliver to Limited Maturity Portfolio at the Closing a certificate of an authorized officer of State Street stating that
    (a) Global Assets Portfolio's portfolio securities, cash and any other assets have been transferred in proper form to the Limited Maturity Portfolio on the Closing Date and (b) all necessary taxes, if any, have been paid, or provision for payment has been made, in conjunction with the transfer of portfolio securities.

        3.3 In the event that immediately prior to the Valuation Time (a) the New York Stock Exchange (NYSE) or other primary exchange is closed to trading (other than prior to, or following the close of, trading on such exchange on a regular business day) or trading thereon is restricted or (b) trading or the reporting of trading on the NYSE or other primary exchange or elsewhere is disrupted so that accurate appraisal of the value of the net assets of Global Assets Portfolio and of the net asset value per share of Limited Maturity Portfolio is impracticable, the Closing Date shall be postponed until the first business day after the date when such trading shall have been fully resumed and such reporting shall have been restored.

        3.4 Global Assets Portfolio shall deliver to Limited Maturity Portfolio on or prior to the Liquidation Date the names and addresses of its shareholders and the number of outstanding shares owned by each such shareholder, all as of the close of business on the Closing Date, certified by the Secretary or Assistant Secretary of the Fund on behalf of Global Assets Portfolio. Limited Maturity Portfolio shall issue and deliver to Global Assets Portfolio at the Closing a confirmation or other evidence satisfactory to Global Assets Portfolio that shares of the Limited Maturity Portfolio have been or will be credited to Global Assets Portfolio's account on the books of Limited Maturity Portfolio. At the Closing each party shall deliver to the other such bills of sale, checks, assignments,share certificates, receipts and other documents as such other party or its counsel may reasonably request to effect the transactions contemplated by this Agreement.

    4. Representations and Warranties

        4.1 Global Assets Portfolio represents and warrants as follows:

            4.1.1 Global Assets Portfolio is a portfolio of the Fund, a corporation duly organized and validly existing under the laws of the State of Maryland;

            4.1.2 Global Assets Portfolio is a portfolio of an open-end management investment company duly registered under the Investment Company Act, and such registration is in full force and effect;

            4.1.3 Global Assets Portfolio is not, and the execution, delivery and performance of this Agreement on behalf of Global Assets Portfolio will not result, in violation of any provision of the Articles of Incorporation or By-Laws of the Fund or of any material agreement, indenture, instrument, contract, lease or other undertaking to which Global Assets Portfolio is a party or by which Global Assets Portfolio is bound;

            4.1.4 All material contracts or other commitments of the Fund on behalf of Global Assets Portfolio except this Agreement will be terminated on or prior to the Closing Date without Global Assets Portfolio or Limited Maturity Portfolio incurring any liability or penalty with respect thereto;

            4.1.5 No material litigation or administrative proceeding or investigation of or before any court or governmental body is presently pending or to its knowledge threatened against Global Assets Portfolio or any of its properties or assets. Global Assets Portfolio knows of no facts that might form the basis for the institution of such proceedings, and Global Assets Portfolio is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body that materially and adversely affects its business or its ability to consummate the transactions herein contemplated;

            4.1.6 The Portfolio of Investments, Statement of Assets and Liabilities, Statement of Operations, Statement of Changes in Net Assets, and Financial Highlights of Global Assets Portfolio at , 199 and for the year then ended (copies of which have been furnished to Limited Maturity Portfolio) have been audited by Deloitte & Touche LLP, independent accountants, in accordance with generally accepted auditing standards. Such financial statements are prepared in accordance with generally accepted accounting principles and present fairly, in all material respects, the financial condition, results of operations, changes in net assets and financial highlights of Global Assets Portfolio as of and for the period ended on such date, and there are no material known liabilities of Global Assets Portfolio (contingent or otherwise) not disclosed therein;

            4.1.7 Since , 199 , there has not been any material adverse change in Global Assets Portfolio's financial condition, assets, liabilities or business other than changes occurring in the ordinary course of business, or any incurrence by Global Assets Portfolio of indebtedness maturing more than one year from the date such indebtedness was incurred, except as otherwise disclosed to and accepted by Limited Maturity Portfolio. For the purposes of this paragraph 4.1.7, a decline in net asset value, net asset value per share or change in the number of shares outstanding shall not constitute a material adverse change;

            4.1.8 At the date hereof and at the Closing Date, all federal and other tax returns and reports of Global Assets Portfolio required by law to have been filed on or before such dates shall have been timely filed, and all federal and other taxes shown as due on said returns and reports shall have been paid insofar as due, or provision shall have been made for the payment thereof, and, to the best of Global Assets Portfolio's knowledge, all federal or other taxes required to be shown on any such return or report have been shown on such return or report, no such return is currently under audit and no assessment has been asserted with respect to such returns;

            4.1.9 For each past taxable year since it commenced operations, Global Assets Portfolio has met the requirements of Subchapter M of the Internal Revenue Code for qualification and treatment as a regulated investment company and intends to meet those requirements for the current taxable year; and, for each past calendar year since it commenced operations, Global Assets Portfolio has made such distributions as are necessary to avoid the imposition of federal excise tax or has paid or provided for the payment of any excise tax imposed;

            4.1.10 All issued and outstanding shares of Global Assets Portfolio are, and at the Closing Date will be, duly and validly authorized, issued and outstanding, fully paid and non-assessable. All issued and outstanding shares of Global Assets Portfolio will, at the time of the Closing, be held in the name of the persons and in the amounts set forth in the list of shareholders submitted to Limited Maturity Portfolio in accordance with the provisions of paragraph 3.4. Global Assets Portfolio does not have outstanding any options, warrants or other rights to subscribe for or purchase any of its shares, nor is there outstanding any security convertible into any of its shares;

            4.1.11 At the Closing Date, Global Assets Portfolio will have good and marketable title to its assets to be transferred to Limited Maturity Portfolio pursuant to paragraph 1.1, and full right, power and authority to sell, assign, transfer and deliver such assets hereunder free of any liens, claims, charges or other encumbrances, and, upon delivery and payment for such assets, Limited Maturity Portfolio will acquire good and marketable title thereto;

            4.1.12 The execution, delivery and performance of this Agreement has been duly authorized by the Board of Directors of the Fund on behalf of Global Assets Portfolio and by all necessary corporate action, other than shareholder approval, on the part of the Fund on behalf of Global Assets Portfolio, and this Agreement constitutes a valid and binding obligation of Global Assets Portfolio, subject to shareholder approval;

            4.1.13 The information furnished and to be furnished by Global Assets Portfolio for use in applications for orders, registration statements, proxy materials and other documents that may be necessary in connection with the transactions contemplated hereby is and shall be accurate and complete in all material respects and is in compliance and shall comply in all material respects with applicable federal securities and other laws and regulations; and

            4.1.14 On the effective date of the registration statement filed with the Securities and Exchange Commission (SEC) by the Fund on Form N-14
        relating to the shares of the Limited Maturity Portfolio issuable hereunder, and any supplement or amendment thereto (Registration Statement), at the time of the meeting of the shareholders of Global Assets Portfolio and on the Closing Date, the Proxy Statement of Global Assets Portfolio, the Prospectus of the Limited Maturity Portfolio and the Statement of Additional Information of the Fund relating to both Global Assets Portfolio and Limited Maturity Portfolio to be included in the Registration Statement (collectively, Proxy Statement) (i) will comply in all material respects with the provisions and regulations of the Securities Act of 1933 (1933 Act), Securities Exchange Act of 1934 (1934 Act) and the Investment Company Act and the rules and regulations thereunder and (ii) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein in light of the circumstances under which they were made or necessary to make the statements therein not misleading; provided, however, that the representations and warranties in this paragraph 4.1.14 shall not apply to statements in or omissions from the Proxy Statement and Registration Statement made in reliance upon and in conformity with information furnished by Limited Maturity Portfolio for use therein.

        4.2 Limited Maturity Portfolio represents and warrants as follows:

            4.2.1 Limited Maturity Portfolio is a portfolio of the Fund, a corporation duly organized and validly existing under the laws of the State of Maryland;

            4.2.2 Limited Maturity Portfolio is a portfolio of an open-end management investment company duly registered under the Investment Company Act, and such registration is in full force and effect;

            4.2.3 Limited Maturity Portfolio is not, and the execution, delivery and performance of this Agreement will not result, in violation of the Fund of any provision of the Articles of Incorporation or By-Laws of the Fund or of any material agreement, indenture, instrument, contract, lease or other undertaking to which Limited Maturity Portfolio is a party or by which Limited Maturity Portfolio is bound;

            4.2.4 No material litigation or administrative proceeding or investigation of or before any court or governmental body is presently pending or threatened against Limited Maturity Portfolio or any of its properties or assets, except as previously disclosed in writing to Global Assets Portfolio. Limited Maturity Portfolio knows of no facts that might form the basis for the institution of such proceedings, and Limited Maturity Portfolio is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body that materially and adversely affects its business or its ability to consummate the transactions herein contemplated;

            4.2.5 The Portfolio of Investments, Statement of Assets and Liabilities, Statement of Operations, Statement of Changes in Net Assets, and Financial Highlights of Limited Maturity Portfolio at , 199 and for the fiscal year then ended (copies of which have been furnished to Global Assets

        Portfolio) have been audited by Deloitte & Touche LLP, independent accountants, in accordance with generally accepted auditing standards. Such financial statements are prepared in accordance with generally accepted accounting principles and present fairly, in all material respects, the financial condition, results of operations, changes in net assets and financial highlights of Limited Maturity Portfolio as of and for the period ended on such date, and there are no material known liabilities of Limited Maturity Portfolio (contingent or otherwise) not disclosed therein;

            4.2.6 Since , 199 , there has not been any material adverse change in Limited Maturity Portfolio's financial condition, assets, liabilities or business other than changes occurring in the ordinary course of business, or any incurrence by Limited Maturity Portfolio of indebtedness maturing more than one year from the date such indebtedness was incurred, except as otherwise disclosed to and accepted by Global Assets Portfolio. For the purposes of this paragraph 4.2.6, a decline in net asset value per share or a decrease in the number of shares outstanding shall not constitute a material adverse change;

            4.2.7 At the date hereof and at the Closing Date, all federal and other tax returns and reports of Limited Maturity Portfolio required by law to have been filed on or before such dates shall have been filed, and all federal and other taxes shown as due on said returns and reports shall have been paid insofar as due, or provision shall have been made for the payment thereof, and, to the best of Limited Maturity Portfolio's knowledge, all federal or other taxes required to be shown on any such return or report are shown on such return or report, no such return is currently under audit and no assessment has been asserted with respect to such returns;

            4.2.8 For each past taxable year since it commenced operations, Limited Maturity Portfolio has met the requirements of Subchapter M of the Internal Revenue Code for qualification and treatment as a regulated investment company and intends to meet those requirements for the current taxable year; and, for each past calendar year since it commenced operations, Limited Maturity Portfolio has made such distributions as are necessary to avoid the imposition of federal excise tax or has paid or provided for the payment of any excise tax imposed;

            4.2.9  All  issued  and  outstanding   shares  of  Limited  Maturity
        Portfolio are, and at the Closing Date will be, duly and validly authorized, issued and outstanding, fully paid and non-assessable. Except as contemplated by this Agreement, Limited Maturity Portfolio does not have outstanding any options, warrants or other rights to subscribe for or purchase any of its shares nor is there outstanding any security convertible into any of its shares;

            4.2.10 The execution, delivery and performance of this Agreement has been duly authorized by the Board of Directors of the Fund, on behalf of Limited Maturity Portfolio and by all necessary corporate action on the part of the Fund, on behalf of Limited Maturity Portfolio, and this Agreement constitutes a valid and binding obligation of the Fund, on behalf of Limited Maturity Portfolio;

            4.2.11 The shares of Limited Maturity Portfolio to be issued and delivered to Global Assets Portfolio pursuant to this Agreement will, at the Closing Date, have been duly authorized and, when issued and delivered as provided in this Agreement, will be duly and validly issued and outstanding shares of Limited Maturity Portfolio, fully paid and non-assessable;

            4.2.12 The  information  furnished  and to be  furnished  by Limited
        Maturity Portfolio for use in applications for orders, registration statements, proxy materials and other documents which may be necessary in connection with the transactions contemplated hereby is and shall be accurate and complete in all material respects and is and shall comply in all material respects with applicable federal securities and otherlaws and regulations; and

            4.2.13 On the effective date of the Registration Statement, at the time of the meeting of the shareholders of Global Assets Portfolio and on the Closing Date, the Proxy Statement and the Registration Statement
        (i) will comply in all material respects with the provisions of the 1933 Act, the 1934 Act and the Investment Company Act and the rules and regulations under such Acts, (ii) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading and (iii) with respect to the Registration Statement, at the time it becomes effective, it will not contain an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein in the light of the circumstances under which they were made, not misleading; provided, however, that the representations and warranties in this paragraph 4.2.13 shall not apply to statements in or omissions from the Proxy Statement and the Registration Statement made in reliance upon and in conformity with information furnished by Global Assets Portfolio for use therein.

    5. Covenants of Limited Maturity Portfolio and Global Assets Portfolio

        5.1 Global Assets Portfolio and Short-Term GlobalIncome Portfolio each covenants to operate its respective business in the ordinary course between the date hereof and the Closing Date, it being understood that the ordinary course of business will include declaring and paying customary dividends and other distributions and such changes in operations as are contemplated by the normal operations of each of them, except as may otherwise be required by paragraph 1.4 hereof.

        5.2 Global Assets Portfolio covenants to call a shareholders' meeting to consider and act upon this Agreement and to take all other action necessary to obtain approval of the transactions contemplated hereby (including the determinations of its Board of Directors of the Fund as set forth in Rule 17a-8(a) under the Investment Company Act).

        5.3 Global Assets Portfolio covenants that the Limited Maturity Portfolio shares to be received by Global Assets Portfolio in accordance herewith are not being acquired for the purpose of making any distribution thereof other than in accordance with the terms of this Agreement.

        5.4  Global  Assets  Portfolio  covenants  that it will  assist  Limited
    Maturity Portfolio in obtaining such information as Limited Maturity Portfolio reasonably requests concerning the beneficial ownership of Global Assets Portfolio's shares.

        5.5 Subject to the provisions of this Agreement, each of Global Assets Portfolio and Limited Maturity Portfolio will take, or cause to be taken, all action, and will do, or cause to be done, all things, reasonably necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement.

        5.6 Global Assets Portfolio covenants to prepare the Proxy Statement in compliance with the 1934 Act, the Investment Company Act and the rules and regulations under each Act.

        5.7 Global Assets Portfolio covenants that it will, from time to time, as and when requested by Limited Maturity Portfolio, execute and deliver or cause to be executed and delivered all such assignments and other instruments, and will take or cause to be taken such further action, as Limited Maturity Portfolio may deem necessary or desirable in order to vest in and confirm to Limited Maturity Portfolio title to and possession of all the assets of Global Assets Portfolio to be sold, assigned, transferred and delivered hereunder and otherwise to carry out the intent and purpose of this Agreement.

        5.8 Limited Maturity Portfolio covenants to use all reasonable efforts to obtain the approvals and authorizations required by the 1933 Act, the Investment Company Act (including the determinations of the Funds Board of Directors as set forth in Rule 17a-8(a) thereunder) and such of the state Blue Sky or securities laws as it may deem appropriate in order to continue its operations after the Closing Date.

        5.9 Limited Maturity Portfolio covenants that it will, from time to time, as and when requested by Global Assets Portfolio, execute and deliver or cause to be executed and delivered all such assignments and other instruments, and will take and cause to be taken such further action, as Global Assets Portfolio may deem necessary or desirable in order to (i) vest in and confirm to Global Assets Portfolio title to and possession of all the shares of the Limited Maturity Portfolio to be transferred to Global Assets Portfolio pursuant to this Agreement and (ii) assume all of Global Asset Portfolio's liabilities in accordance with this Agreement.

    6. Conditions Precedent to Obligations of Global Assets Portfolio

    The obligations of Global Assets Portfolio to consummate the transactions provided for herein shall be subject to the performance by Limited Maturity Portfolio of all the obligations to be performed by it hereunder on or before the Closing Date and the following further conditions:

        6.1 All representations and warranties of Limited Maturity Portfolio contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Closing Date with the same force and effect as if made on and as of the Closing Date.

        6.2 Limited Maturity Portfolio shall have delivered to Global Assets Portfolio on the Closing Date a certificate executed in its name by the President or a Vice President of the Fund on behalf of Limited Maturity Portfolio, in form and substance satisfactory to Global Assets Portfolio and dated as of the Closing Date, to the effect that the representations and warranties of Limited Maturity Portfolio in this Agreement are true and correct at and as of the Closing Date, except as they may be affected by the transactions contemplated by this Agreement, and as to such other matters as Global Assets Portfolio shall reasonably request.

        6.3 Global Assets Portfolio shall have received on the Closing Date a favorable opinion from Shereff, Friedman, Hoffman & Goodman, LLP, counsel to Limited Maturity Portfolio, dated as of the Closing Date, to the effect that:

            6.3.1 Limited Maturity Portfolio is a portfolio of the Fund, a corporation which has been duly incorporated and is an existing corporation in good standing in the State of Maryland;

            6.3.2 This Agreement has been duly authorized, executed and delivered by the Fund, on behalf of Limited Maturity Portfolio, and, assuming due authorization, execution and delivery of the Agreement by the Fund, on behalf of Limited Maturity Portfolio, is a valid and binding obligation of Limited Maturity Portfolio enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles and further subject to the qualifications set forth in the next succeeding sentence. Such counsel may state that they express no opinion as to the validity or enforceability of any provision regarding choice of New York Law to govern this Agreement;

            6.3.3 The shares of the Limited Maturity Portfolio to be distributed to Global Assets Portfolio shareholders under this Agreement, assuming their due authorization and delivery as contemplated by this Agreement, will be validly issued and outstanding and fully paid and non-assessable, and no shareholder of Limited Maturity Portfolio has any pre-emptive right to subscribe therefor or purchase such shares;

            6.3.4 The execution and delivery of this Agreement did not, and the consummation of the transactions contemplated hereby will not, (i) conflict with the Fund's Articles of Incorporation or By-Laws or (ii) result in a default or a breach of (a) the Management Agreement dated October 25, 1990 between the Fund and Prudential Mutual Fund Management, Inc., (b) the Custodian Contract dated October 25, 1990 between the Fund and State Street Bank and Trust Company, (c) the Distribution Agreement (relating to Class A shares) dated August 1, 1994 between the Fund and Prudential Mutual Fund Distribu-tors, Inc., and (d) the Transfer Agency and Service Agreement dated October 25, 1990 between the Fund and Prudential Mutual Fund Services, Inc.; provided, however, that such counsel may state that they express no opinion in their opinion pursuant to this paragraph 6.3.4 with respect to federal or state securities laws, other antifraud laws and fraudulent transfer laws; provided further that insofar as performance by Limited Maturity Portfolio of its obligations under this Agreement is concerned, such counsel may state that they express no opinion as to bankruptcy, insolvency, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights;

            6.3.5 To the knowledge of such counsel, no consent, approval, authorization, filing or order of any court or governmental authority is required for the consummation by Limited Maturity Portfolio of the transactions contemplated herein, except such as have been obtained under the 1933 Act, the 1934 Act and the Investment Company Act and such as may be required under state Blue Sky or securities laws;

            6.3.6 The Fund has been registered with the SEC as an investment company, and, to the knowledge of such counsel, no order has been issued or proceeding instituted to suspend such registration; and

            6.3.7 Such counsel knows of no litigation or any governmental proceeding instituted or threatened against Limited Maturity Portfolio that would be required to be disclosed in the Registration Statement and is not so disclosed;

    In rendering such opinion, such counsel may state that insofar as such opinion involves factual matters, they have relied, to the extent they deem proper, upon certificates of officers of the Fund and certificates of public officials.

    7. Conditions Precedent to Obligations of Limited Maturity Portfolio

    The obligations of Limited Maturity Portfolio to complete the transactions provided for herein shall be subject to the performance by Global Assets Portfolio of all the obligations to be performed by it hereunder on or before the Closing Date and the following further conditions:

        7.1 All representations and warranties of Global Assets Portfolio contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Closing Date with the same force and effect as if made on and as of the Closing Date.

        7.2 Global Assets Portfolio shall have delivered to Limited Maturity Portfolio on the Closing Date a statement of its assets and liabilities, which statement shall be prepared in accordance with generally accepted accounting principles consistently applied, together with a list of its portfolio securities showing the adjusted tax bases of such securities by lot, as of the Closing Date, certified by the Treasurer of the Fund.

        7.3 Global Assets Portfolio shall have delivered to Limited Maturity Portfolio on the Closing Date a certificate executed in its name by the President or a Vice President of Global Assets Portfolio, in form and substance satisfactory to Limited Maturity Portfolio and dated as of the Closing Date, to the effect that the representations and warranties of Global Assets Portfolio made in this Agreement are true and correct at and as of the Closing Date except as they may be affected by the transactions contemplated by this Agreement,and as to such other matters as Limited Maturity Portfolio shall reasonably request.

        7.4 On or immediately prior to the Closing Date, Global Assets Portfolio shall have declared and paid to its shareholders of record one or more dividends and/or other distributions so that it will have distributed substantially all (and in any event not less than ninety-eight percent) of its investment company taxable income (computed without regard to any deduction for dividends paid), net tax-exempt interest income, if any, and realized net capital gain, if any, for all taxable years through its liquidation.

        7.5 Limited Maturity Portfolio shall have received on the Closing Date a favorable opinion from Shereff, Friedman, Hoffman & Goodman, LLP, counsel to Global Assets Portfolio, dated as of the Closing Date, to the effect that:

            7.5.1 Global Assets Portfolio is a portfolio of the Fund, a corporation which has been duly incorporated and which is an existing corporation in good standing under the laws of the State of Maryland;

            7.5.2 This Agreement has been duly authorized, executed and delivered by the Fund, on behalf of Global Assets Portfolio, and, assuming due authorization, execution and delivery of the Agreement by the Fund, on behalf of Global Assets Portfolio, is a valid and binding obligation of Global Assets Portfolio enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles and further subject to the qualifications set forth in the next succeeding sentence. Such counsel may state that they express no opinion as to the validity or enforceability of any provision regarding choice of New York Law to govern this Agreement;

            7.5.3 The execution and delivery of the Agreement did not, and the performance by Global Assets Portfolio of its obligations hereunder will not, (i) violate the Fund's Articles of Incorporation or By-Laws or (ii) result in a default or a breach of the Management Agreement, dated October 25, 1990, between the Fund and Prudential Mutual Fund Management, Inc., the Custodian Agreement, dated October 25, 1990, between the Fund and State Street Bank and Trust Company, the Distribution Agreement (Class A shares), dated August 1, 1994, between the Fund, on behalf of the Global Assets Portfolio, and Prudential Mutual Fund Distributors, Inc., the Fund and the Transfer Agency and Service Agreement,dated October 25, 1990, between the Fund and
        Prudential Mutual Fund Services, Inc.; provided, however, that such counsel may state that they express no opinion in their opinion pursuant to this paragraph 7.5.3 with respect to federal or state securities laws, other antifraud laws and fraudulent transfer laws; provided further that insofar as performance by Global Assets Portfolio of its obligations under this Agreement is concerned, such counsel may state that they express no opinion as to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles;

            7.5.4 To the knowledge of such counsel, no consent, approval, authorization, filing or order of any court or governmental authority is required for the consummation by Global Assets Portfolio of the transactions contemplated herein, except such as have been obtained under the 1933 Act, the 1934 Act and the Investment Company Act and such as may be required under state Blue Sky or securities laws;

            7.5.5 Such counsel knows of no litigation or any governmental proceeding instituted or threatened against Global Assets Portfolio that would be required to be disclosed in the Registration Statement and is not so disclosed; and

            7.5.6 The Fund has been registered with the SEC as an investment company, and, to the knowledge of such counsel, no order has been issued or proceeding instituted to suspend such registration.

    In rendering such opinion, such counsel may state that insofar as such opinion involves factual matters, they have relied, to the extent they deem proper, upon certificates of officers of the Fund and certificates of public officials.

    8. Further Conditions Precedent to Obligations of Limited Maturity Portfolio and Global Assets Portfolio

    The obligations of each of Global Assets Portfolio and Limited Maturity Portfolio hereunder are subject to the further conditions that on or before the Closing Date:

        8.1 This Agreement and the transactions contemplated herein shall have been approved by the requisite vote of (a) the Board of Directors of the Fund on behalf of each of Global Assets Portfolio and Limited Maturity Portfolio, as to the determinations set forth in Rule 17a-8(a) under the Investment Company Act, (b) the Board of Directors of the Fund on behalf of Limited Maturity Portfolio as to the assumption by Short- Term Global Income Portfolio of the liabilities of Global Assets Portfolio and (c) the holders of the outstanding shares of Global Assets Portfolio in accordance with the provisions of the Fund's Articles of Incorporation, and certified copies of the resolutions evidencing such approvals shall have been delivered to Limited Maturity Portfolio and Global Assets Portfolio.

        8.2 Any proposed change to Limited Maturity Portfolio's operations that may be approved by the Board of Directors of the Fund subsequent to the date of this Agreement but in connection with and as a condition to implementing the transac-
    tions contemplated by this Agreement, for which the approval of Limited Maturity Portfolio's shareholders is required pursuant to the Investment Company Act or otherwise, shall have been approved by the requisite vote of the holders of the outstanding shares of the Limited Maturity Portfolio in accordance with the Investment Company Act and the provisions of the Fund's Articles of Incorporation, and certified copies of the resolution evidencing such approval shall have been delivered to Global Assets Portfolio.

        8.3 On the Closing Date no action, suit or other proceeding shall be pending before any court or governmental agency in which it is sought to restrain or prohibit, or obtain damages or other relief in connection with, this Agreement or the transactions contemplated herein.

        8.4 All consents of other parties and all consents, orders and permits of federal, state and local regulatory authorities (including those of the SEC and of state Blue Sky or securities authorities, including "no-action" positions of such authorities) deemed necessary by Limited Maturity Portfolio or Global Assets Portfolio to permit consummation, in all material respects, of the transactions contemplated hereby shall have been obtained, except where failure to obtain any such consent, order or permit would not involve a risk of a material adverse effect on the assets or properties of Limited Maturity Portfolio or Global Assets Portfolio, provided that either party hereto may for itself waive any part of this condition.

        8.5 The Registration Statement shall have become effective under the 1933 Act, and no stop orders suspending the effectiveness thereof shall have been issued, and to the best knowledge of the parties hereto, no investigation or proceeding under the 1933 Act for that purpose shall have been instituted or be pending, threatened or contemplated.

        8.6 Global Assets Portfolio and Limited Maturity Portfolio shall have received on or before the Closing Date a private letter ruling from the Internal Revenue Service, or an opinion of Shereff, Friedman, Hoffman & Goodman, LLP satisfactory to Global Assets Portfolio and to Limited Maturity Portfolio, substantially to the effect that for federal income tax purposes:

            8.6.1 The acquisition by Limited Maturity Portfolio of the assets of Global Assets Portfolio in exchange solely for voting shares of Limited Maturity Portfolio and the assumption by Limited Maturity Portfolio of Global Assets Portfolio's liabilities, if any, followed by the distribution of Limited Maturity Portfolio's voting shares by Global Assets Portfolio pro rata to its shareholders, pursuant to its liquidation and constructively in exchange for their Global Assets Portfolio shares, will constitute a reorganization within the meaning of
        Section 368(a)(1)(C) of the Internal Revenue Code, and Global Assets Portfolio and Limited Maturity Portfolio each will be "a party to a reorganization" within the meaning of Section 368(b) of the Internal Revenue Code;

            8.6.2 Global Assets Portfolio's shareholders will recognize no gain or loss upon the constructive exchange of all of their shares of Global Assets

        Portfolio solely for shares of Limited Maturity Portfolio in complete liquidation of Global Assets Portfolio;

            8.6.3 No gain or loss will be recognized to Global Assets Portfolio upon the transfer of its assets to Limited Maturity Portfolio in exchange solely for shares of Limited Maturity Portfolio and the assumption by Limited Maturity Portfolio of Global Assets Portfolio's liabilities, if any, and the subsequent distribution of those shares to Global Assets Portfolio shareholders in complete liquidation of Global Assets Portfolio;

            8.6.4 No gain or loss will be recognized to Limited Maturity Portfolio upon the acquisition of Global Assets Portfolio's assets in exchange solely for shares of Limited Maturity Portfolio and the assumption of Global Assets Portfolio's liabilities, if any;

            8.6.5 Limited Maturity Portfolio's basis for those assets will be the same as the basis thereof when held by Global Assets Portfolio immediately before the transfer, and the holding period of such assets acquired by Limited Maturity Portfolio will include the holding period thereof when held by Global Assets Portfolio;

            8.6.6 Global Assets Portfolio shareholders' basis for the shares of Limited Maturity Portfolio to be received by them pursuant to the reorganization will be the same as their basis for the shares of Global Assets Portfolio to be constructively surrendered in exchange thereof; and

            8.6.7 The holding period of Limited Maturity Portfolio shares to be received by Global Assets Portfolio shareholders will include the period during which Global Assets Portfolio shares to be constructively surrendered in exchange therefore were held; provided such Global Assets Portfolio shares were held as capital assets by those shareholders on the date of the exchange.

    9. Finder's Fees and Expenses

        9.1 Each party hereto represents and warrants to the other that there are no finder's fees payable in connection with the transactions provided for herein.

        9.2 The expenses incurred in connection with the entering into and carrying out of the provisions of this Agreement shall be allocated to Global Assets Portfolio and Limited Maturity Portfolio pro rata in a fair and equitable manner in proportion to their respective assets.

    10. Entire Agreement; Survival of Warranties

        10.1 This Agreement constitutes the entire agreement between the parties hereto.

        10.2 The representations, warranties and covenants contained in this Agreement or in any document delivered pursuant hereto or in connection herewith shall survive the consummation of the transactions contemplated hereunder.

    11. Termination

    Either party hereto may at its option terminate this Agreement at or prior to the Closing Date because of:

        11.1 A material breach by the other of any representation, warranty or covenant contained herein to be performed at or prior to the Closing Date; or

        11.2 A condition herein expressed to be precedent to the obligations of either party not having been met and it reasonably appearing that it will not or cannot be met; or

        11.3 A mutual written agreement of the Fund on behalf of each of Global Assets Portfolio and Limited Maturity Portfolio.

    In the event of any such termination, there shall be no liability for damages on the part of either party hereto (other than the liability of each of them to pay their allocated expenses pursuant to paragraph 9.2) or any Director, or officer of the Fund.

    12. Amendment

    This Agreement may be amended, modified or supplemented only in writing by the parties; provided, however, that following the shareholders' meeting called by Global Assets Portfolio pursuant to paragraph 5.2, no such amendment may have the effect of changing the provisions for determining the number of shares of Limited Maturity Portfolio to be distributed to Global Assets Portfolio shareholders under this Agreement to the detriment of such shareholders without their further approval.

    13. Notices

    Any notice, report, demand or other communication required or permitted by any provision of this Agreement shall be in writing and shall be given by hand delivery, or prepaid certified mail or overnight service addressed to Prudential Mutual Fund Management, Inc., One Seaport Plaza, New York, New York 10292,
Attention: S. Jane Rose.

    14. Headings; Counterparts; Governing Law; Assignment

        14.1 The paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

        14.2 This Agreement may be executed in any number of counterparts, each of which will be deemed an original.

        14.3 This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

        14.4 This Agreement shall bind and inure to the benefit of the parties and their respective successors and assigns, and no assignment or transfer hereof or of any rights or obligations hereunder shall be made by either party without the written consent of the other party. Nothing herein expressed or implied is intended or shall be construed to confer upon or give any person, firm or corporation other than the parties and their respective successors and assigns any rights or remedies under or by reason of this Agreement.

    15. Miscellaneous

    The Directors of the Fund, on behalf of each of Global Assets Portfolio and Limited Maturity Portfolio, have authorized the execution of this Agreement in their capacity as Directors and not individually, and Global Assets Portfolio agrees that neither the shareholders nor the Directors nor any officer, employee, representative or agent of the Fund shall be personally liable upon, nor shall resort be had to their private property for the satisfaction of, obligations given, executed or delivered on behalf of or by Limited Maturity Portfolio, that the shareholders shall not be personally liable hereunder, and that Global Assets Portfolio shall look solely to the property of Limited Maturity Portfolio for the satisfaction of any claim hereunder.

    IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed by the President or Vice President of the Fund.

                                   Prudential Global Limited Maturity Fund, Inc. On behalf of its Limited Maturity Portfolio

                                   By:_________________________________________
                                      President

                                   Prudential Global Limited Maturity Fund, Inc. On behalf of its Global Assets Portfolio

                                   By:_________________________________________
                                      Vice President

                                                                      APPENDIX B

Letter to Shareholders

June 9, 1995

Dear Shareholder:

Although the U.S. dollar showed continued weakness through much of the first quarter of 1995, global bond markets are recovering from their dismal performance in 1994. Given this environment, we are pleased to report that the Prudential Short-Term Global Income Fund/Short-Term Global Income Portfolio produced higher returns than the Lipper Short-Term World Multi-Market Average for the six-month period ending April 30, 1995.

Fund Performance.

The Short-Term Global Income Portfolio's net asset value (NAV) began the reporting period with an NAV of $8.56 for Class A, B and C shares. It finished with NAVs of $8.33 for Class A shares and $8.36 for both Class B and C shares. Dividends totaling $0.28 for Class A shares and $0.26 for Class B and C shares were also paid during the period.


                           CUMULATIVE TOTAL RETURNS1
                               As of 4/30/95
                         6 Mos.       One Year      Since Inception2
Class A                   0.7%         -0.7%             17.8%
Class B                   0.7%         -1.0%             13.9%
Class C                   0.7%          N/A               1.5%
Lipper ST World          -1.2%          0.5%              3.5%
Fund Average3



                       AVERAGE ANNUAL RETURNS1
                            As of3/31/95
                        One Year Since         Inception2
Class A                  -4.0%                    2.8%
Class B                  -4.4%                    2.8%
Class C                   N/A                    -0.5%

Past performance is no guarantee of future results. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost.
1 Source: Prudential Mutual Fund Management Inc. and Lipper Analytical Services, Inc. Cumulative total returns do not take into account sales charges. The average annual returns do take into account applicable sales charges. The Fund charges a maximum front-end sales load of 3% for Class A shares. Class B shares are subject to a declining contingent deferred sales charge (CDSC) of 3%, 2%, 1% and 1%, for four years. Class C shares have a 1% CDSC for one year. Class
B shares will automatically convert to Class A shares on a quarterly basis, after approximately five years.
2 Inception of Class A and B 11/01/90; Class C 8/1/94.
3 This figure is the average of 44 funds in the Short-Term World Multi-Market Average for six-months; 40 funds for one year; and 14 funds since inception for the period ending April 30, 1995, as measured by Lipper Analytical
Services, Inc.

The Fund's Objective.

The Prudential Short-Term Global Income Fund/Short-Term Global Income Portfolio seeks to maximize total return, the components of which are current income and capital appreciation by primarily investing in debt securities having remaining maturities of not more than three years. The Portfolio invests in debt securities denominated in the U.S. dollar and a range of foreign currencies. There can be no assurance that the Fund's investment objective will be achieved.

The Portfolio is permitted to invest up to 10% of its total assets in securities rated below investment grade with a minimum rating of "B" as determined by Moodys' Investor Services, Standard & Poor's Ratings Group or similar ratings agency, and in unrated securities of equivalent quality. Investments in lower rated or unrated securities carry special risks. The Short-Term Global Income Portfolio is non-diversified, meaning it may invest more than 5% of its total assets in securities of one or more issuers. Investment in a non-diversified fund carries greater risk than investment in a diversified portfolio.

A Global View of World Markets.

Bond markets are beginning to recover from 1994's poor showing. For the four-month period ending on April 30, 1995, the Lipper Short-Term World Multi-Market Average posted a gain of 1.4%. Performance was generally positive across the board in local currency terms and was further bolstered by currency performance.

Investor perception has clearly changed with signs that the U.S. economy is indeed slowing and responding to the aggressive interest rate policy of the U.S. Federal Reserve. Fewer housing starts, sluggish car sales, higher unemployment numbers and other signs pointed to a so-called "soft landing" for the U.S. economy, and not to a recession as some had feared.

The U.S. dollar took center stage for much of the reporting period, especially during March. Failure to pass a balanced budget amendment in Congress coupled with slim prospects for higher U.S. interest rates served to undermine confidence in the U.S. currency. The German central bank responded by cutting its discount rate by 50 basis points and the Japanese followed suit by reducing their rate by the same amount. The result: the German mark rose 6% DM and the Japanese yen a stunning 10% -- against the U.S. dollar.

What We Did.

We strongly favored hard currencies of the major, stable economies of central Europe, such as the German mark or Swiss franc, as strains within the European currency mechanism developed. During the reporting period the Spanish peseta and Portuguese escudo were devalued against the mark. This resulted in a premium being attached to core currency holdings with strong fundamentals (marks or francs). Conversely, Sweden, Italy and Spain had additional risk assigned to their currencies. These three nations offer some of the highest yielding bonds in Europe and have made up some ground lost earlier in the year. We will be carefully monitoring developments here and how they may affect our investment positions.

The Fund's bond holdings were heavily invested in markets that tended to perform better on the basis of currency strength and a "flight to quality" by many investors. For instance, we were drawn to Canada and New Zealand where significant central bank tightening and undervalued currencies made investments especially attractive. Attractive yields, a proactive British central bank plus a strong currency also drew us to bonds from the United Kingdom.

The Outlook.

There are indications that the current global bond rally may have run its course. Nevertheless foreign markets will remain an attractive investment choice for U.S. investors, because they offer the potential for better long-term performance and add an element of diversification to most portfolios.

Please understand that there are special risks involved with foreign investing. Foreign securities are not guaranteed and may be influenced by currency fluctuations, political and social developments. Foreign businesses are also not subject to the same level of risk disclosure as they would be in the United States. These risks are described fully in the Fund prospectus.

For further insight into what may be in store for global markets, we invite you to read the following "Portfolio Q & A" feature with new portfolio managers Simon Wells and Gabriel Irwin.

As always, it is a pleasure to have you as a shareholder of the Prudential Short-Term Global Income Fund/Short-Term Global Income Portfolio, where we are committed to managing the Fund for your benefit.

Sincerely,

Simon Wells                                      Gabriel Irwin
Portfolio Manager                                Portfolio Manager


Richard A. Redeker
President

                                 PORTFOLIO Q&A

We are proud to announce that Simon Wells and Gabriel Irwin have joined Prudential Mutual Funds. They will be managing the Prudential Short-Term Global Income Fund/Short-Term Global Income Portfolio. We talked to them about their outlook for the global bond markets in 1995.

Q. Why have global bonds performed so well this year? How long can it last?

A. You have to view the first quarter rally in the context of what happened in 1994. Last year was not good for bonds anywhere in the world. By year-end, short-term investors had been frightened out of the market and portfolio maturities were generally low. A number of market participants had shortened maturities expecting rising interest rates. So when interest rates started falling, they were forced to buy longer term bonds, which in turn has fueled bond price increases. Such is life in the investment world. Our belief is that there isn't much steam left in this rally, because although world inflation is low, we are in an economic upturn usually the most bullish environment for bonds.

Q.  Why not just buy U.S. bonds and avoid foreign risk altogether?

A. Foreign bonds do not necessarily follow the U.S.
market. One of the attractions of the foreign bond market for risk-tolerant U.S. investors is that there are almost invariably better return opportunities in a number of foreign countries. Since the 1970s, the U.S. has been the best-performing market in only one year . This year alone, the Japanese bond market has returned nearly 25% to U.S. investors. Also, there is always a strong case for adding foreign bonds to a domestic portfolio for purposes of diversification.

PRUDENTIAL SHORT-TERM GLOBAL INCOME FUND, INC.       Portfolio of Invvestments
SHORT-TERM GLOBAL INCOME PORTFOLIO                  April 30, 1995 (Unaudited)

Principal                                    US$
  Amount                                    Value
  (000)              Description           (Note 1)
                LONG-TERM INVESTMENTS--41.1%
                Australia--12.6%
                Queensland Treasury
                  Corp.,
A$     8,975    8.00%, 5/14/97...........  $  6,416,458
                South Australia Fin.
                  Auth.,
       7,815    12.50%, 3/15/98..........     6,158,327
                Victorian Treasury Corp.,
       8,500    12.50%, 9/15/97..........     6,654,026
                                           ------------
                                             19,228,811
                                           ------------
                Denmark--7.2%
                Kingdom of Denmark,
DKr   60,100    7.00%, 8/15/97...........    10,962,281
                                           ------------
                Italy--3.1%
                Export Finance of Norway,
Lira 8,000,000  12.25%, 8/5/96...........     4,783,095
                                           ------------
                United Kingdom--17.9%
                Bayerische Hypothelsen
                Bank,
(BR PD)5,000    11.125%, 6/24/96.........     8,325,679
                United Kingdom Treasury
                Bonds,
       4,350    13.25%, 1/22/97..........     7,616,706
       5,000    8.75%, 9/1/97............     8,188,300
       2,000    7.25%, 3/30/98...........     3,148,417
                                           ------------
                                             27,279,102
                                           ------------
                United States--0.3%
                Cedulas Hipotecarias
                  Rurales,
US$      600    7.9%, 9/1/00.............       483,000
                                           ------------
                Total long-term
                  investments
                (cost US$63,032,550).....    62,736,289
                                           ------------
                SHORT-TERM INVESTMENTS--58.7%
                Canada--11.9%
                Canadian Treasury Bills,*
C$    10,000    8.25%, 5/18/95...........  $  7,320,477
      15,000    8.37%, 8/3/95............    10,801,125
                                           ------------
                                             18,121,602
                                           ------------
                Mexico--0.1%
                Mexican Tesobonos,*
US$      114    8.40%, 8/17/95...........       108,961
                                           ------------
                New Zealand--10.6%
                New Zealand Treasury
                Bills,*
NZ$   11,075    8.47%, 6/21/95...........     7,347,178
      13,400    9.36%, 8/2/95............     8,815,365
                                           ------------
                                             16,162,543
                                           ------------
                Spain--0.8%
                Nordic Investment Bank,
Pts  150,000    13.80%, 11/30/95.........     1,243,819
                                           ------------
                United Kingdom--3.1%
                United Kingdom, C.D.,
                Bank of Scotland,
(BR PD)2,500    7.59%, 12/15/95..........     4,030,526
         500    7.50%, 12/19/95..........       804,875
                                           ------------
                                              4,835,401
                                           ------------
                United States--32.2%
                Joint Repurchase
                  Agreement Account,
US$    7,371    5.90%, 5/1/95, (Note
                  5).....................     7,371,000
                United States Treasury
                  Bills,*
      36,000    5.83%, 5/25/95...........    35,847,986
       6,000    6.35%, 8/10/95...........     5,901,721
                                           ------------
                                             49,120,707
                                           ------------
                Total short-term
                  investments
                (cost US$87,984,205).....    89,593,033
                                           ------------

                                      -5-     See Notes to Financial Statements.

PRUDENTIAL SHORT-TERM GLOBAL INCOME FUND, INC.
SHORT-TERM GLOBAL INCOME PORTFOLIO

                                             US$
                                            Value
                     Description           (Note 1)
                Total Investments--99.8%
                (cost US$151,016,755;
                  Note 4)................  $152,329,322
                Other assets in excess of
                liabilities--0.2%........       310,760
                                           ------------
                Net Assets--100%.........  $152,640,082
                                           ------------
                                           ------------

---------------
Portfolio securities are classified according to the security's currency denomination.
   * Percentage quoted represents yield to maturity as
     of purchase date.
C.D.--Certificates of Deposit.
                                      -6-     See Notes to Financial Statements.

 PRUDENTIAL SHORT-TERM GLOBAL
 INCOME FUND, INC.
 SHORT-TERM GLOBAL INCOME PORTFOLIO
 Statement of Assets and Liabilities
 (Unaudited)

Assets                                                                                       April 30, 1995
                                                                                             --------------
Investments, at value (cost $151,016,755).................................................    $ 152,329,322
Foreign currency, at value (cost $3,232)..................................................            3,457
Receivable for investments sold...........................................................        6,664,602
Forward currency contracts--net amount receivable from counterparties.....................        3,872,066
Interest receivable.......................................................................        2,833,563
Receivable for Fund shares sold...........................................................            3,019
Deferred expenses and other assets........................................................           31,187
                                                                                             --------------
    Total assets..........................................................................      165,737,216
                                                                                             --------------
Liabilities
Payable for investments purchased.........................................................        6,409,241
Forward currency contracts--net amount payable to counterparties..........................        4,635,652
Payable for Fund shares reacquired........................................................        1,295,708
Accrued expenses..........................................................................          313,872
Dividends payable.........................................................................          259,879
Due to Distributors.......................................................................           86,549
Due to Manager............................................................................           70,785
Withholding taxes payable.................................................................           25,448
                                                                                             --------------
    Total liabilities.....................................................................       13,097,134
                                                                                             --------------
Net Assets................................................................................    $ 152,640,082
                                                                                             --------------
                                                                                             --------------
Net assets were comprised of:
  Common stock, at par....................................................................    $      18,270
  Paid-in capital in excess of par........................................................      206,344,469
                                                                                             --------------
                                                                                                206,362,739
  Accumulated distributions in excess of net investment income............................      (13,456,092)
  Accumulated net realized loss on investments............................................      (40,822,609)
  Net unrealized appreciation on investments and foreign currencies.......................          556,044
                                                                                             --------------
Net assets, April 30, 1995................................................................    $ 152,640,082
                                                                                             --------------
                                                                                             --------------
Class A:
  Net asset value and redemption price per share
    ($19,664,988 / 2,359,752 shares of common stock issued and outstanding)...............            $8.33
  Maximum sales charge (3.00% of offering price)..........................................              .26
                                                                                             --------------
  Maximum offering price to public........................................................            $8.59
                                                                                             --------------
                                                                                             --------------
Class B:
  Net asset value, offering price and redemption price per share
    ($132,969,327 / 15,909,377 shares of common stock issued and outstanding).............            $8.36
                                                                                             --------------
                                                                                             --------------
Class C:
  Net asset value, offering price and redemption price per share
    ($5,767 / 690 shares of common stock issued and outstanding)..........................            $8.36
                                                                                             --------------
                                                                                             --------------

See Notes to Financial Statements.
                                      -7-

 PRUDENTIAL SHORT-TERM GLOBAL
 INCOME FUND, INC.
 SHORT-TERM GLOBAL INCOME PORTFOLIO
 Statement of Operations
 (Unaudited)

                                         Six Months
                                            Ended
                                          April 30,
Net Investment Income                       1995
                                         -----------
Income
  Interest...........................    $ 7,554,560
                                         -----------
Expenses
  Distribution fee--Class A..........         15,832
  Distribution fee--Class B..........        589,813
  Management fee.....................        490,580
  Custodian's fees and expenses......        265,000
  Transfer agent's fees and
    expenses.........................        171,000
  Reports to shareholders............         40,000
  Registration fees..................         34,000
  Amortization of organization
    expenses.........................         20,000
  Audit fee..........................         17,500
  Directors' fees....................         17,500
  Legal..............................         15,000
  Miscellaneous......................          8,080
                                         -----------
    Total expenses...................      1,684,305
                                         -----------
Net investment income................      5,870,255
                                         -----------
Realized and Unrealized
Gain (Loss) on Investments and
Foreign Currency Transactions
Net realized gain (loss) on:
  Investment transactions............     (5,033,664)
  Foreign currency transactions......      1,092,586
  Written option transactions........       (800,657)
                                         -----------
                                          (4,741,735)
                                         -----------
Net change in unrealized
  appreciation/
  depreciation of:
  Investments........................     (1,968,785)
  Foreign currencies.................      1,665,176
                                         -----------
                                            (303,609)
                                         -----------
Net loss on investments and foreign
  currencies.........................     (5,045,344)
                                         -----------
Net Increase in Net Assets
Resulting from Operations............    $   824,911
                                         -----------
                                         -----------

 PRUDENTIAL SHORT-TERM GLOBAL
 INCOME FUND, INC.
 SHORT-TERM GLOBAL INCOME PORTFOLIO
 Statement of Changes in Net Assets
 (Unaudited)

                             Six Months
                               Ended        Year Ended
Increase (Decrease)          April 30,     October 31,
in Net Assets                   1995           1994
                            ------------   ------------
Operations
  Net investment
  income.................   $  5,870,255   $ 22,096,655
  Net realized loss on
    investments and
    foreign currency
    transactions.........     (4,741,735)   (35,450,639)
  Net change in
    unrealized
appreciation/depreciation
    of investments and
    foreign currencies...       (303,609)     5,768,258
                            ------------   ------------
Net increase (decrease)
  in net assets resulting
  from operations........        824,911     (7,585,726)
                            ------------   ------------
Net equalization
  debits.................       (165,706)            --
                            ------------   ------------
Dividends and distributions (Note 1)
  Dividends from net
    investment income
    Class A..............       (493,233)            --
    Class B..............     (3,309,846)            --
    Class C..............            (25)            --
                            ------------   ------------
                              (3,803,104)            --
                            ------------   ------------
  Distributions in excess
    of net investment
    income
    Class A..............       (227,582)            --
    Class B..............     (1,527,191)            --
    Class C..............            (12)            --
                            ------------   ------------
                              (1,754,785)            --
                            ------------   ------------
  Tax return of capital
    distributions
    Class A..............             --     (2,411,703)
    Class B..............             --    (15,406,444)
                            ------------   ------------
                                      --    (17,818,147)
                            ------------   ------------
Fund share transactions
  (net of share
  conversions) (Note 6)
  Proceeds from shares
    subscribed...........      7,275,020     11,205,281
  Net asset value of
    shares issued in
    reinvestment of
    dividends and
    distributions........      3,264,912     10,703,295
  Cost of shares
    reacquired...........    (70,809,033)  (213,168,513)
                            ------------   ------------
Net decrease in net
  assets from Fund share
  transactions...........    (60,269,101)  (191,259,937)
                            ------------   ------------
Total decrease...........    (65,167,785)  (216,663,810)
Net Assets
Beginning of period......    217,807,867    434,471,677
                            ------------   ------------
End of period............   $152,640,082   $217,807,867
                            ------------   ------------
                            ------------   ------------

See Notes to Financial Statements.        See Notes to Financial Statements.
                                      -8-

 PRUDENTIAL SHORT-TERM GLOBAL INCOME FUND, INC.
 SHORT-TERM GLOBAL INCOME PORTFOLIO
 Notes to Financial Statements
 (Unaudited)

   Prudential Short-Term Global Income Fund, Inc. (the ``Fund'') is registered under the Investment Company Act of 1940 as a non-diversified, open-end management investment company. The Fund consists of two series, namely:
Short-Term Global Income Portfolio and Global Assets Portfolio. The Fund was incorporated in Maryland on February 21, 1990 and had no significant operations other than the issuance of 5,000 shares each of Class A and Class B common stock of the Short-Term Global Income Portfolio for $100,000 on September 21, 1990 to Prudential Mutual Fund Management, Inc. (``PMF''). The Short-Term Global Income Portfolio (the ``Portfolio'') commenced investment operations on November 1, 1990. The investment objective of the Portfolio is to maximum total return, the components of which are current income and capital appreciation, by investing primarily in a portfolio of investment grade debt securities denominated in U.S. dollar and a range of foreign currencies having remaining maturities of not more than three years. The ability of the issuers of the debt securities held by the Fund to meet their obligations may be affected by economic developments in a specific country or industry.

Note 1. Accounting            The following is a summary of
Policies                      significant accounting policies
                              followed by the Fund, and the Portfolio in the
preparation of its financial statements.
Securities Valuation: In valuing the Fund's assets, quotations of foreign securities in a foreign currency are converted to U.S. dollar equivalents at the then current currency value. Government securities for which quotations are available will be based on prices provided by an independent pricing service or principal market makers. Other portfolio securities that are actively traded in the over-the-counter market, including listed securities for which the primary market is believed to be over-the-counter, will be valued at the average of the quoted bid and asked prices provided by an independent pricing service or by principal market makers. Any security for which the primary market is on an exchange is valued at the last sale price on such exchange on the day of valuation or, if there was no sale on such day, the last bid price quoted on such day. Securities for which market quotations are not readily available are valued at fair value as determined in good faith by or under the direction of the Board of Directors.

   Short-term securities which mature in more than 60 days are valued at current market quotations. Short-term securities which mature in 60 days or less are valued at amortized cost which approximates market value.

   In connection with transactions in repurchase agreements with U.S. financial institutions, it is the Fund's policy that its custodian or designated subcustodians, as the case may be under triparty repurchase agreements, take possession of the underlying collateral securities, the value of which exceeds the principal amount of the repurchase transaction including accrued interest. If the seller defaults and the value of the collateral declines or if bankruptcy proceedings are commenced with respect to the seller of the security, realization of the collateral by the Fund may be delayed or limited.
Foreign Currency Translation: The books and records of the Fund are maintained in U.S. dollars. Foreign currency amounts are translated into U.S. dollars on the following basis:

   (i) market value of investment securities, other assets and liabilities--at the closing daily rate of exchange;

   (ii) purchases and sales of investment securities, income and expenses--at the rate of exchange prevailing on the respective dates of such transactions.

   Although the net assets of the Fund are presented at the foreign exchange rates and market values at the close of the fiscal period, the Fund does not isolate that portion of the results of operations arising as a result of changes in the foreign exchange rates from the fluctuations arising from changes in the market prices of securities held at the end of the fiscal period. Similarly, the Fund does not isolate the effect of changes in foreign exchange rates from the fluctuations arising from changes in the market prices of long-term debt securities sold during the fiscal period.

   Net realized loss on foreign currency transactions represents net foreign exchange gains or losses from sales and maturities of short-term securities, holding of foreign currencies, currency gains or losses realized between the trade and settlement dates on security transactions, and the difference between the amounts of interest and foreign taxes recorded on the Fund's books and the U.S. dollar equivalent amounts actually received or paid. Net unrealized currency gains and losses from valuing foreign currency denominated assets and liabilities at fiscal period end exchange rates are reflected as a component of net unrealized appreciation/depreciation on investments and foreign currencies.
                                      -9-

   Foreign security and currency transactions may involve certain considerations and risks not typically associated with those of U.S. companies as a result of, among other factors, the possibility of political and economic instability and the level of governmental supervision and regulation of foreign securities markets.

Forward Currency Contracts: A forward currency contract is a commitment to purchase or sell a foreign currency at a future date at a negotiated forward rate. The Fund enters into forward currency contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign portfolio holdings or on specific receivables and payables denominated in a foreign currency. The contracts are valued daily at current exchange rates and any unrealized gain or loss is included in net unrealized appreciation or depreciation on investments. Gain or loss is realized on the settlement date of the contract equal to the difference between the settlement value of the original and renegotiated forward contracts. This gain or loss, if any, is included in net realized gain (loss) on foreign currency transactions. Risks may arise upon entering into these contracts from the potential inability of the counterparties to meet the terms of their contracts.

Options: The Fund may either purchase or write options in order to hedge against adverse market movements or fluctuations in value caused by changes in prevailing interest rates or foreign currency exchange rates with respect to securities or currencies which the Fund currently owns or intends to purchase. When the Fund purchases an option, it pays a premium and an amount equal to that premium is recorded as an investment. When the Fund writes an option, it receives a premium and an amount equal to that premium is recorded as a liability. The investment or liability is adjusted daily to reflect the current market value of the option. If an option expires unexercised, the Fund realizes a gain or loss to the extent of the premium received or paid. If an option is exercised, the premium received or paid is an adjustment to the proceeds from the sale or the cost basis of the purchase in determining whether the Fund has realized a gain or loss. The difference between the premium and the amount received or paid on effecting a closing purchase or sale transaction is also treated as a realized gain or loss. Gain or loss on purchased options is included in net realized gain (loss) on investment transactions. Gain or loss on written options is presented separately as net realized gain (loss) on written option transactions.

The Fund, as writer of an option, has no control over whether the underlying securities or currencies may be sold (called) or purchased (put). As a result, the Fund bears the market risk of an unfavorable change in the price of the security or currency underlying the written option. The Fund, as purchaser of an option, bears the risk of the potential inability of the counterparties to meet the terms of their contracts.

Securities Transactions and Investment Income: Securities transactions are recorded on the trade date. Realized gains and losses from security and currency transactions are calculated on the identified cost basis. Interest income is recorded on the accrual basis.

   Net investment income (other than distribution fees) and unrealized and realized gains or losses are allocated daily to each class of shares based upon the relative proportion of net assets of each class at the beginning of the day.
Equalization: The Fund follows the accounting practice known as equalization by which a portion of the proceeds from sales and costs of reacquisitions of Fund shares, equivalent on a per share basis to the amount of distributable net investment income on the date of the transaction, is credited or charged to undistributed net investment income. As a result, undistributed net investment income per share is unaffected by sales or reacquisitions of the Fund's shares. Dividends and Distributions: The Fund declares daily and pays dividends from book basis net investment income monthly and makes distributions at least annually of any net capital gains. Dividends and distributions are recorded on the ex-dividend date.

   Income distributions and capital gain distributions are determined in accordance with income tax regulations which may differ from generally accepted accounting principles. These differences are primarily due to differing treatments for foreign currency transactions.

Reclassification of Capital Accounts: The Portfolio accounts and reports for distributions to shareholders in accordance with Statement of Position 93-2:
Determination, Disclosure, and Financial Statement Presentation of Income, Capital Gain, and Return of Capital Distributions by Investment Companies. The effect of applying this statement was to increase accumulated distributions in excess of net investment income and decrease accumulated net realized loss on investments by $2,627,110. This was primarily the result of net foreign currency losses incurred for the six months ended April 30, 1995. Net investment income, net realized gains and net assets were not affected by this change. Included in accumulated distributions in excess of net investment income as of April 30, 1995 is $11,290,809 of equalization debits.

Federal Income Taxes: For federal income tax purposes, each portfolio in the Fund is treated as a separate taxpaying entity. It is the Portfolio's intent to continue to meet the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute all of its
                                      -10-
taxable income to shareholders. Therefore, no federal income tax provision is required.

   Withholding taxes on foreign interest have been provided for in accordance with the Fund's understanding of the applicable country's tax rules and rates. Deferred Organization Expenses: Approximately $200,000 of organization and initial registration costs were incurred. These costs have been deferred and are being amortized over the period of benefit not to exceed 60 months from the date the Portfolio commenced investment operations. PMF has agreed not to redeem the 10,000 shares purchased until all organization expenses have been amortized.

Note 2. Agreements            The Fund has a management
                              agreement with Prudential Mutual Fund Management
(``PMF''). Pursuant to this agreement, PMF has responsibility for all investment advisory services and supervises the subadviser's performance of such services. PMF has entered into a subadvisory agreement with The Prudential Investment Corporation (``PIC''); PIC furnishes investment advisory services in connection with the management of the Fund. PMF pays for the cost of the subadviser's services, the compensation of officers of the Fund, occupancy and certain clerical and bookkeeping costs of the Fund. The Fund bears all other costs and expenses.

   The management fee paid PMF is computed daily and payable monthly at an annual rate of .55 of 1% of the average daily net assets of the Portfolio.

   The Portfolio has distribution agreements with Prudential Mutual Fund Distributors, Inc. (``PMFD''), which acts as the distributor of the Class A shares of the Fund, and with Prudential Securities Incorporated (``PSI''), which acts as distributor of the Class B and Class C shares of the Fund. The Portfolio reimburses PMFD and compensates PSI for distributing and servicing the Fund's Class A, Class B and Class C shares, pursuant to plans of distribution (the ``Class A, B and C Plans''). The distribution fees are accrued daily and payable monthly.

   Pursuant to the Class A Plan, the Portfolio reimburses PMFD for its expenses with respect to Class A shares at an annual rate of up to .30 of 1% of the average daily net assets of the Class A shares. Such expenses under the Class A Plan were .15 of 1% of the average daily net assets of the Class A shares for the six months ended April 30, 1995. PMFD pays various broker-dealers, including PSI and Pruco Securities Corporation (``Prusec''), affiliated broker-dealers, for account servicing fees and other expenses incurred by such broker-dealers.

   Pursuant to the Class B and C Plans, the Portfolio compensates PSI for distribution-related activities at an annual rate of up to 1% of the average daily net assets of both the Class B and C shares. Such expenses under the Class B and Class C Plans were both charged at .75 of 1% of the average daily net assets of the Class B and Class C shares for the six months ended April 30, 1995.

   PMFD has advised the Portfolio that it has received approximately $2,100 in front-end sales charges resulting from sales of Class A shares during the six months ended April 30, 1995. From these fees, PMFD paid such sales charges to dealers which in turn paid commissions to salespersons.

   PSI has advised the Portfolio that for the six months ended April 30, 1995, it received approximately $278,800 in contingent deferred sales charges imposed upon certain redemptions by Class B shareholders.

   PMFD is a wholly-owned subsidiary of PMF; PSI, PMF and PIC are indirect, wholly-owned subsidiaries of The Prudential Insurance Company of America.

Note 3. Other                 Prudential Mutual Fund Ser-
Transactions                  vices, Inc. (``PMFS'') a
With Affiliates               wholly-owned subsidiary of
                              PMF, serves as the Fund's transfer agent and
during the six months ended April 30, 1995, the Portfolio incurred fees of approximately $130,800 for the services of PMFS. As of April 30, 1995, approximately $20,600 of such fees were due to PMFS. Transfer agent fees and expenses in the Statement of Operations include certain out-of-pocket expenses paid to non-affiliates.

Note 4. Portfolio             Purchases and sales of invest-
Securities                    ment securities, other than
                              short-term investments and options, for the six
months ended April 30, 1995 aggregated $103,456,830 and $181,991,600, respectively.

   The United States federal income tax basis of the Fund's investments at April 30, 1995 was substantially the same as for financial reporting purposes and, accordingly, net unrealized appreciation of investments, for United States federal income tax purposes was $1,312,567 (gross unrealized appreciation--$2,304,151; gross unrealized depreciation--$991,584).

   For federal income tax purposes, the Portfolio had a capital loss carryforward as of October 31, 1994, of approximately $38,708,000 of which $26,697,000 expires in 2001 and $12,011,000 expires in 2002. Accordingly, no capital gains distributions are expected to be paid to shareholders until future net gains have been realized in excess of such carryforward.
                                      -11-

   Transactions in options written during the six months ended April 30, 1995 were as follows:

                                         Number of
                                         Contracts    Premiums
                                           (000)      Received
                                         ----------   ---------
Options outstanding at October 31,
  1994.................................          --          --
Options written........................      24,626   $ 168,894
Options terminated in closing purchase
  transactions.........................     (24,626)   (168,894)
                                         ----------   ---------
Options outstanding at April 30,
  1995.................................          --          --
                                         ----------   ---------
                                         ----------   ---------

   At April 30, 1995, the Portfolio had outstanding forward currency contracts, both to purchase and sell foreign currencies, as follows:

                      Value at
Foreign Currency   Settlement Date     Current      Appreciation
Purchase Contracts     Payable          Value       (Depreciation)
------------------ ---------------   ------------   -----------
Australian
  Dollars,
  expiring
  5/10/95.........  $   26,489,322   $ 25,968,304   $  (521,018)
British Pounds,
  expiring
  5/10-6/12/95....       3,712,652      3,750,292        37,640
Deutschemarks,
  expiring
  5/2-11/1/95.....     145,262,639    147,001,481     1,738,842
French Francs,
  expiring
  10/10/95........       3,946,325      3,870,606       (75,719)
Japanese Yen,
  expiring
  6/6-6/12/95.....      10,375,235     10,405,356        30,121
Spanish Pesetas,
  expiring
  9/11-11/2/95....      25,156,046     26,679,412     1,523,366
Swedish Krona,
  expiring
  9/29/95.........       3,120,000      3,172,701        52,701
                   ---------------   ------------   -----------
                    $  218,062,219   $220,848,152   $ 2,785,933
                   ---------------   ------------   -----------
                   ---------------   ------------   -----------

                      Value at
Foreign Currency   Settlement Date     Current      Appreciation
Sale Contracts       Receivable         Value       (Depreciation)
------------------ ---------------   ------------   -----------
Australian
  Dollars,
  expiring
  5/10-6/13/95....  $   45,026,076   $ 44,624,706   $   401,370
British Pounds,
  expiring
  5/10-6/12/95....      15,990,500     16,127,270      (136,770)
Canadian Dollars,
  expiring
  5/18/95.........       7,648,094      7,745,769       (97,675)
Deutschemarks,
  expiring
  5/2-11/1/95.....     163,950,682    165,880,839    (1,930,157)

                      Value at
Foreign Currency   Settlement Date     Current      Appreciation
Sale Contracts       Receivable         Value       (Depreciation)
------------------ ---------------   ------------   -----------
French Francs,
  expiring
  10/10/95........  $    3,965,903   $  3,989,382   $   (23,479)
Italian Lira,
  expiring
  5/18/95.........       2,901,114      2,950,273       (49,159)
Japanese Yen,
  expiring
  6/6/95..........      10,000,000     10,112,847      (112,847)
Spanish Pesetas,
  expiring
  9/11-11/2/95....      26,538,702     28,103,482    (1,564,780)
Swedish Krona,
  expiring
  9/29/95.........       3,140,000      3,176,022       (36,022)
                   ---------------   ------------   -----------
                    $  279,161,071   $282,710,590   $(3,549,519)
                   ---------------   ------------   -----------
                   ---------------   ------------   -----------




Note 5. Joint                 The Portfolio, along with
Repurchase                    other affiliated registered
Agreement                     investment companies,
Account                       transfers uninvested cash
                              balances into a single joint account, the daily
aggregate balance of which is invested in one or more repurchase agreements collateralized by U.S. Treasury or Federal agency obligations. As of April 30, 1995, the Portfolio has a 1.09% undivided interest in the repurchase agreements in the joint account. The undivided interest for the Portfolio represents $7,371,000 in principal amount. As of such date, each repurchase agreement in the joint account and the value of the collateral therefor were as follows:

   Bear, Stearns & Co., 5.92%, in the principal amount of $125,000,000, repurchase price $125,061,667, due 5/1/95. The value of the collateral including accrued interest is $127,647,875.

   UBS Securities Inc., 5.93%, in the principal amount of $100,000,000, repurchase price $100,049,417, due 5/1/95. The value of the collateral including accrued interest is $102,062,500.

   Morgan Stanley and Co., Inc., 5.93%, in the principal amount of $225,000,000, repurchase price $225,111,188, due 5/1/95. The value of the collateral including accrued interest is $229,640,625.

   CS First Boston Corp., 5.93%, in the principal amount of $225,000,000, repurchase price $225,111,188, due 5/1/95. The value of the collateral including accrued interest is $229,640,625.
                                      -12-

Note 6. Capital               The Portfolio currently offers
                              Class A, Class B and Class C shares. Class A
shares are sold with a front-end sales charge of up to 3.0%. Class B shares are sold with a contingent deferred sales charge which declines from 3% to zero depending on the period of time the shares are held. Class C shares are sold with a contingent deferred sales charge of 1% during the first year. Class B shares will automatically convert to Class A shares on a quarterly basis approximately five years after purchase.

   The Fund has authorized 1.5 billion shares of common stock at $.001 par value per share equally divided into Class A, B and C shares. Of the 18,269,819 shares of common stock issued and outstanding at April 30, 1995, PMF owned 10,000 shares.

   Transactions in shares of common stock for the six months ended April 30, 1995 and the year ended October 31, 1994 were as follows:

Class A                           Shares          Amount
------------------------------  -----------    -------------
Six months ended
  April 30, 1995:
Shares sold...................      754,368    $   6,127,022
Shares issued in reinvestment
  of
  dividends and
  distributions...............       52,804          435,218
Shares reacquired.............   (2,433,145)     (20,204,154)
                                -----------    -------------
Net decrease in shares
  outstanding before
  conversion..................   (1,625,973)     (13,641,914)
Shares issued upon conversion
  from Class B................      615,866        5,109,638
                                -----------    -------------
Net decrease in shares
  outstanding.................   (1,010,107)   $  (8,532,276)
                                -----------    -------------
                                -----------    -------------
Year ended October 31, 1994:
Shares sold...................      551,897    $   4,763,324
Shares issued in reinvestment
  of
  dividends and
  distributions...............      194,713        1,743,925
Shares reacquired.............   (3,776,033)     (34,191,806)
                                -----------    -------------
Net decrease in shares
  outstanding.................   (3,029,423)   $ (27,684,557)
                                -----------    -------------
                                -----------    -------------
Class B                           Shares          Amount
------------------------------  -----------    -------------
Six months ended
  April 30, 1995:
Shares sold...................      135,676    $   1,142,480
Shares issued in reinvestment
  of
  dividends and
  distributions...............      338,189        2,829,669
Shares reacquired.............   (6,032,300)     (50,604,879)
                                -----------    -------------
Net decrease in shares
  outstanding before
  conversion..................   (5,558,435)     (46,632,730)
Shares reacquired upon
  conversion into Class A.....     (614,385)      (5,109,638)
                                -----------    -------------
Net decrease in shares
  outstanding.................   (6,172,820)   $ (51,742,368)
                                -----------    -------------
                                -----------    -------------
Year ended October 31, 1994:
Shares sold...................      710,218    $   6,441,757
Shares issued in reinvestment
  of
  dividends and
  distributions...............    1,001,413        8,959,370
Shares reacquired.............  (20,015,210)    (178,976,707)
                                -----------    -------------
Net decrease in shares
  outstanding.................  (18,303,579)   $(163,575,580)
                                -----------    -------------
                                -----------    -------------
Class C
------------------------------
Six months ended
  April 30, 1995:
Shares sold...................          664    $       5,518
Shares issued in reinvestment
  of dividends and
  distributions...............            3               25
                                -----------    -------------
Net increase in shares
  outstanding.................          667    $       5,543
                                -----------    -------------
                                -----------    -------------
August 1, 1994* through
  October 31, 1994:
Shares sold...................           23    $         200
                                -----------    -------------
Increase in shares
  outstanding.................           23    $         200
                                -----------    -------------
                                -----------    -------------

---------------
* Commencement of offering of Class C shares.
                                      -13-

 PRUDENTIAL SHORT-TERM GLOBAL INCOME FUND, INC.
 SHORT-TERM GLOBAL INCOME PORTFOLIO
 Financial Highlights
 (Unaudited)

                                                             Class A
                                   -----------------------------------------------------------
                                      Six
                                    Months
                                     Ended                  Year Ended October 31,
                                   April 30,     ---------------------------------------------
                                     1995         1994        1993         1992         1991
                                   ---------     -------     -------     --------     --------
PER SHARE OPERATING
  PERFORMANCE:
Net asset value, beginning of
  period.......................     $   8.56     $  9.29     $  9.16     $   9.97     $  10.00
                                   ---------     -------     -------     --------     --------
Income from investment
  operations
Net investment income..........          .30         .70         .97          .96         1.03
Net realized and unrealized
  gain (loss) on investment and
  foreign currency
  transactions.................         (.25)       (.86)       (.26)        (.95)        (.02)
                                   ---------     -------     -------     --------     --------
  Total from investment
    operations.................          .05        (.16)        .71          .01         1.01
                                   ---------     -------     -------     --------     --------
Less distributions
Dividends from net investment
  income.......................         (.28)         --        (.58)        (.82)       (1.03)
Tax return of capital
  distributions................           --        (.57)         --           --           --
Distributions from net capital
  gains........................           --          --          --           --         (.01)
                                   ---------     -------     -------     --------     --------
  Total distributions..........         (.28)       (.57)       (.58)        (.82)       (1.04)
                                   ---------     -------     -------     --------     --------
Net asset value, end of
  period.......................     $   8.33     $  8.56     $  9.29     $   9.16     $   9.97
                                   ---------     -------     -------     --------     --------
                                   ---------     -------     -------     --------     --------
TOTAL RETURN#:.................         0.68%      (1.89)%      7.96%       (0.07)%      10.41%
RATIOS/SUPPLEMENTAL DATA:
Net assets, end of period
  (000)........................      $19,665     $28,841     $59,458     $101,358     $105,148
Average net assets (000).......      $21,284     $38,000     $70,347     $119,171      $51,830
Ratios to average net assets:
  Expenses, including
    distribution fees..........         1.36%*      1.17%       1.02%        1.08%        1.01%
  Expenses, excluding
    distribution fees..........         1.21%*      1.02%        .87%         .93%         .86%
  Net investment income........         7.14%*      7.67%      10.81%        9.93%       10.23%
Portfolio turnover rate........          110%        232%        307%         180%          66%

---------------
          * Annualized.
          # Total return does not consider the effects of sales loads. Total return is calculated assuming a purchase of shares on the first day and a sale on the last day of each period reported and includes reinvestment of dividends and distributions. Total returns for periods of less than a full year are not annualized.

See Notes to Financial Statements.
                                      -14-

 PRUDENTIAL SHORT-TERM GLOBAL INCOME FUND, INC.
 SHORT-TERM GLOBAL INCOME PORTFOLIO
 Financial Highlights
 (Unaudited)

                                                             Class B                                     Class C
                             ----------------------------------------------------------------     --------------------
                                                                                                   Six      August  1,
                              Six Months                                                          Months      1994D
                                Ended                     Year Ended October 31,                  Ended      Through
                              April 30,       -----------------------------------------------   April 30,   October 31,
                                 1995           1994         1993         1992         1991       1995        1994
                             ------------     --------     --------     --------     --------    ------     --------
PER SHARE OPERATING
  PERFORMANCE:
Net asset value,
  beginning of period....      $     8.56     $   9.29     $   9.16     $   9.97     $  10.00     $ 8.56     $   8.61
                             ------------     --------     --------     --------     --------     ------     --------
Income from investment
  operations
Net investment income....             .27          .62          .88          .88          .95        .27          .14
Net realized and
  unrealized gain (loss)
  on investment and
  foreign currency
  transactions...........            (.21)        (.86)        (.26)        (.95)        (.02)      (.21)        (.06)
                             ------------     --------     --------     --------     --------     ------     --------
  Total from investment
    operations...........             .06         (.24)         .62         (.07)         .93        .06          .08
                             ------------     --------     --------     --------     --------     ------     --------
Less distributions
Dividends from net
  investment
  income.................            (.26)          --         (.49)        (.74)        (.95)      (.26)          --
Tax return of capital
  distributions..........              --         (.49)          --           --           --         --         (.13)
Distributions from net
  capital gains..........              --           --           --           --         (.01)        --           --
                             ------------     --------     --------     --------     --------     ------     --------
  Total distributions....            (.26)        (.49)        (.49)        (.74)        (.96)      (.26)        (.13)
                             ------------     --------     --------     --------     --------     ------     --------
Net asset value, end of
  period.................      $     8.36     $   8.56     $   9.29     $   9.16     $   9.97     $ 8.36     $   8.56
                             ------------     --------     --------     --------     --------     ------     --------
                             ------------     --------     --------     --------     --------     ------     --------
TOTAL RETURN#:...........            0.72%       (2.62)%       7.00%       (0.86)%       9.51%      0.72%        0.75%
RATIOS/SUPPLEMENTAL DATA:
Net assets, end of period
  (000)..................        $132,969     $188,966     $375,013     $606,899     $669,086     $5,767@        $200@
Average net assets
  (000)..................        $158,586     $281,143     $474,175     $814,734     $349,607     $1,161@        $199@
Ratios to average net
  assets:
  Expenses, including
    distribution fees....            1.96%*       1.97%        1.87%        1.93%        1.87%      1.78%*        .93%*
  Expenses, excluding
    distribution fees....            1.21%*       1.02%         .87%         .93%         .87%      1.03%*        .18%*
  Net investment
    income...............            6.51%*       6.82%        9.42%        9.05%        9.46%      6.72%*       7.02%*
Portfolio turnover
  rate...................             110%         232%         307%         180%          66%       110%         232%

---------------
          * Annualized.
          D Commencement of offering of Class C shares.
          @ Figures are actual and not rounded to the nearest thousand.
          # Total return does not consider the effects of sales loads. Total return is calculated assuming a purchase of shares on the first day and a sale on the last day of each period reported and includes reinvestment of dividends and distributions. Total returns for periods of less than a full year are not annualized.

See Notes to Financial Statements.
                                      -15-

Directors

Stephen C. Eyre
Delayne Dedrick Gold
Don G. Hoff
Harry A. Jacobs, Jr.
Sidney R. Knafel
Robert E. La Blanc
Lawrence C. McQuade
Thomas A. Owens, Jr.
Richard A. Redeker
Clay T. Whitehead

Officers
Lawrence C. McQuade, President
Robert F. Gunia, Vice President
Susan C. Cote, Treasurer
S. Jane Rose, Secretary

Manager
Prudential Mutual Fund Management, Inc.
One Seaport Plaza
New York, NY 10292

Investment Adviser
The Prudential Investment Corporation
Prudential Plaza
Newark, NJ 07101

Distributors
Prudential Mutual Fund Distributors, Inc.
Prudential Securities Incorporated
One Seaport PlazaNew York, NY 10292

Custodian
State Street Bank and Trust Company
One Heritage Drive
North Quincy, MA 02171

Transfer Agent
Prudential Mutual Fund Services, Inc.
P.O. Box 15005
New Brunswick, NJ 08906

Independent Accountants
Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281

Legal Counsel
Shereff, Friedman, Hoffman & Goodman
919 Third Avenue
New York, NY 10022

Prudential Mutual Funds
One Seaport Plaza
New York, NY 10292
Toll Free (800) 225-1852, Collect (908) 417-7555

The accompanying financial statements as of April 30, 1995 were not audited and, accordingly, no opinion is expressed on them.

This report is not authorized for distribution to prospective investors unless preceded or accompanied by a current prospectus.

74436H101
74436H200                                  MF 144E2
74436H507            (LOGO)                Cat #4443640

SEMI-ANNUAL REPORT                                  April 30, 1995

Prudential
Short-Term Global Income Fund, Inc.


(ICON)

Short-Term
Global Income
Portfolio

(LOGO)

Letter to Shareholders

December 19, 1994

Dear Shareholder:

  Difficult is a kind word for the market environment that faced global fixed income funds over the past 12 months, affecting the Prudential Short-Term Global Income Fund / Short-Term Global Income Portfolio and the entire asset group. The volatile interest rate and currency market conditions in 1994 were to global fixed income instruments what 1987 was to equities -- extremely unfavorable. Nevertheless, we are pleased to have this opportunity to update you on your Fund's activities. Performance, although negative, and weaker against the universe over the latter part of the year, was slightly below other similar funds of this type for the 12-month period covered by this report, as reflected in the Lipper Short-Term Multi-Market Average shown below.

                      HISTORICAL TOTAL RETURNS1
                       As of October 31, 1994
                          One Year              Since Inception2
Class A                    -1.9%                     +17.0%
Class B                    -2.6                      +13.1
Class C                     N/A                      +0.8
Lipper ST World
  Multi-Mkt Avg.3           0.7                       N/A

                       HISTORICAL TOTAL RETURNS4
                        As of September 30, 1994
                          One Year              Since Inception2
Class A                    -4.4%                      +3.1%
Class B                    -5.3                       +2.7
Class C                     N/A                        N/A

  1 Source: Prudential Mutual Fund Management. Past performance is not a guarantee of future results. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. These figures do not take into account sales charges.
  2 Inception dates: 11/01/90 Class A and Class B; 8/1/94 Class C.
  3 This is the average of 63 funds for one year in the Short-Term World Multi-Market Average, according to Lipper Analytical Services, Inc.
  4 Source: Prudential Mutual Fund Management. These figures take into account applicable sales charges. The Fund charges a maximum sales load of 3% for Class A shares. Class B shares are subject to a declining contingent deferred sales charge of 3%, 2%, 1% and 1% during the first four years. Class C shares are subject to a 1% contingent deferred sales charge on shares redeemed during the first year. Class C performance is not yet applicable since the share class has only been in existence since August.

Fund Overview

  The Fund invests primarily in short-term, worldwide debt securities with remaining maturities of not more than three years. The Fund's net asset value as of October 31, 1994 was $8.56 for Class A, Class B and Class C shares. The Fund also paid dividends of $0.57 per Class A share, $0.49 per Class B shares and $0.13 per Class C shares for the 12-month period ended October 31, 1994.

Bond Markets

  In sharp contrast to the positive market environment of 1993 that offered strong opportunities in bond and currency markets, 1994 was hard on both fronts. Led by dollar bloc countries (US, Canada, Australia and New Zealand), world growth surged in 1994. Unfortunately, strong growth, while hailed positively on most fronts, is NOT a scenario that generally behooves bond investors. Inflation concerns, accompanied by upward interest rate pressures, weighed very heavily on bond prices this year. The result was negative return in almost every bond market around the world, including the United States. This environment impacted global fixed income funds and your Fund.

  The US Federal Reserve's tightening moves were followed by hikes in other dollar bloc bond markets. European bond holdings, which dramatically helped the Fund in 1993, produced much more mixed results in 1994. During the first half of the year, as European economies began to recover and Central Banks stimulated with short-term rate cuts, short-term bonds outperformed the long end of most markets. Subsequently, the depth and speed with which the same economies rebounded resulted in sharp reversals of monetary policy, and their bond markets gave back significant ground.

  The dramatic rise in market interest rates in many countries far exceeded official interest rate hikes, affecting the performance of the portfolio. We have moved to shorter-dated maturities to reduce price volatility and, in the process, have locked in quite attractive yields. We are poised to take advantage of some limited emerging market opportunities which should add value in a static or rising interest rate environment. These include attractively priced securities in Argentina and Brazil (most dollar-denominated, including some floating rate notes).

Currency Markets

  Further confounding the environment for global funds was the volatile trading pattern exhibited by the U.S. dollar. While rising interest rates in the US (accompanied by a cumulative hike of 225 basis points engineered by the Federal Reserve) would in most periods have pushed the US dollar higher, concerns about trade policy with Japan, our chronic (and rising) current account deficit, and general lack of confidence about US policy in general instead weighed the dollar down -- certainly relative to the Japanese yen, and even compared to some of the slower-growing countries of Europe.

  US interest rates in combination with flat European rates did not strengthen the dollar as we had anticipated. During the first and second quarters of 1994, we hedged a significant portion of the Fund's assets back into US dollars and missed some opportunities in the Yen and Deutschemark when the US dollar recovery failed to materialize. During the third quarter, we captured some positive currency movement when we repositioned the Fund by removing some hedges, but were unable to offset the losses completely.

Outlook

  While this year has been a tough one, there has been a positive aspect for funds such as this Fund. In the process of seeking to protect the portfolio, we have been able to capture some higher yielding coupons that will increase the income stream to the Fund. Looking forward, we believe there will be relief from the volatility experienced in the global bond environment over the past year, and that the current level of interest rates worldwide will provide some opportunity for a more positive performance in the coming year.

  As always, it is a pleasure to have you as a shareholder of the Prudential Short-Term Global Income Fund / Short-Term Global Income Portfolio and to take this opportunity to report our activities to you.

Sincerely,

Lawrence C. McQuade
President

Jeffrey E. Brummette
Portfolio Manager

PRUDENTIAL SHORT-TERM GLOBAL INCOME FUND, INC.  Portfolio of Investments
SHORT-TERM GLOBAL INCOME PORTFOLIO                      October 31, 1994

Principal                                    US$
  Amount                                    Value
  (000)              Description           (Note 1)
                LONG-TERM INVESTMENTS--61.7%
                Australia--13.5%
                Australian Gov't. Bonds,
A$    10,500#   13.00%, 7/15/96.........  $  8,289,330
                New South Wales Treasury
                  Corp.,
       8,000#   8.50%, 3/1/96...........     5,921,098
                Victorian Treasury
                  Corp.,
      12,765#   12.50%, 7/15/96.........     9,987,162
                Western Australia
                  Treasury
                Corp.,
       7,000#   10.00%, 1/15/97.........     5,259,261
                                          ------------
                                            29,456,851
                                          ------------
                Brazil--1.3%
                Republic of Brazil,
BRL    3,528    6.06%, 1/1/01...........     2,888,550
                                          ------------
                Canada--3.1%
                Canadian Gov't. Bonds,
C$     9,000    7.75%, 9/15/96..........     6,664,904
                                          ------------
                Denmark--4.2%
                Danish Gov't. Bullet,
DKr   53,050    9.00%, 11/15/96.........     9,155,884
                                          ------------
                France--3.0%
                Gov't. of France,
FF    34,000    6.50%, 10/12/96.........     6,521,884
                                          ------------
                Ireland--2.6%
                Irish Gov't. Bonds,
IEP    3,500    9.00%, 7/30/96..........     5,692,959
                                          ------------
                Italy--3.0%
                Export Finance of
                  Norway,
Lira 8,000,000  12.25%, 8/5/96..........     5,291,360
                Italian Gov't. BTP,
   2,000,000    10.00%, 8/1/96..........     1,281,500
                                          ------------
                                             6,572,860
                                          ------------
                Mexico--1.5%
                Mexican Treasury
                  Bills,**
 MP   13,947#   14.13%, 10/10/96........  $  3,170,600
                                          ------------
                Spain--4.3%
                Kingdom of Spain,
Pts 1,000,000   11.90%, 7/15/96.........     8,177,941
                Nordic Investment Bank,
     150,000    13.80%, 11/30/95........     1,247,907
                                          ------------
                                             9,425,848
                                          ------------
                Sweden--3.0%
                Statens Bostad Housing
                  Fund,
SKr   45,000    12.50%, 1/23/97.........     6,463,944
                                          ------------
                United Kingdom--16.2%
                Bayerische Hypothelsen
                Bank,
(BR PD)5,000    11.13%, 6/24/96.........     8,487,924
                United Kingdom Treasury
                Bonds,
      10,350    13.25%, 1/22/97.........    18,569,794
       5,000    8.75%, 9/1/97...........     8,223,550
                                          ------------
                                            35,281,268
                                          ------------
                United States--6.0%
                Cedulas Hipotecarias
                  Rurales,
US$    4,400    7.90%, 9/1/00...........     3,971,000
                Republic of Argentina
                  Bote,
      23,000    4.94%, 5/31/96..........     9,108,000
                                          ------------
                                            13,079,000
                                          ------------
                Total long-term
                  investments
                  (cost
                  US$133,117,733).......   134,374,552
                                          ------------
                SHORT-TERM INVESTMENTS--38.6%
                Canada--4.1%
                Canadian Treasury
                  Bills,**
C$     9,640    7.90%, 6/29/95..........     6,841,845

                                     -4-     See Notes to Financial Statements.

PRUDENTIAL SHORT-TERM GLOBAL INCOME FUND, INC.
SHORT-TERM GLOBAL INCOME PORTFOLIO

Principal                                    US$
  Amount                                    Value
  (000)              Description           (Note 1)
                Canada--cont'd.
                Ontario Province
                  Canada,**
C$     3,000    6.00%, 3/21/95..........  $  2,166,712
                                          ------------
                                             9,008,557
                                          ------------
                Mexico--8.3%
                Mexican Treasury
                  Bills,**
 MP    6,900#   14.30%, 12/8/94.........     1,980,402
      24,500#   14.50%, 12/8/94.........     7,031,863
      19,490#   13.20%, 9/7/95..........     5,062,817
      15,288#   13.10%, 9/21/95.........     3,952,223
                                          ------------
                                            18,027,305
                                          ------------
                New Zealand--15.0%
                New Zealand Gov't.
                  Bonds,
NZ$   26,000    10.00%, 2/15/95.........    16,080,847
                New Zealand Treasury
                  Bills,**
       9,000    6.82%, 11/9/94..........     5,491,066
       1,400    7.02%, 11/9/94..........       854,166
       1,500    7.10%, 12/7/94..........       916,586
      15,489    7.56%, 1/11/95..........     9,388,376
                                          ------------
                                            32,731,041
                                          ------------
                United States--11.2%
                Joint Repurchase
                  Agreement Account,
US$    8,847    4.77%, 11/1/94 (Note
                  5)....................     8,847,000
                Mexican Tesobonos,**
       5,695    8.69%, 7/27/95..........     5,360,841
       2,632    8.35%, 8/3/95...........     2,473,829
       8,200    8.41%, 8/17/95..........     7,681,119
                                          ------------
                                            24,362,789
                                          ------------
                Total short-term
                  investments
                  (cost
                  US$82,568,380)........    84,129,692
                                          ------------
                OUTSTANDING OPTIONS
                  PURCHASED*--0.2%
                Currency Call Options
A$    32,000    Australian Dollars,
                  expiring 11/23/94
                  @A$.7413..............  $    156,768
(YEN) 15,000    Japanese Yen,
                  expiring 5/5/95
                  @(YEN)105.50..........        40,500
                                          ------------
                                               197,268
                                          ------------
                Currency Put Options
(YEN) 12,300    Japanese Yen,
                  expiring 1/26/95
                  @(YEN)93.70...........        99,630
                                          ------------
                Cross-Currency Put Options
                                                 5,820
                Deutschemarks,
                  expiring 1/12/95
                  @DM972.30 per Italian
 DM    9,700      Lira..................
      15,000    @DM974.16 per Italian
                  Lira..................         2,985
      27,400    expiring 1/20/95
                  @DM4.6015 per Swedish
                  Krona.................        69,048
                                          ------------
                                                77,853
                                          ------------
                Total outstanding
                  options
                  purchased
                  (cost US$1,481,065)...       374,751
                                          ------------
                Total Investments--100.5%
                (cost $217,167,178; Note
                  4)....................   218,878,995
                Liabilities in excess of
                  other
                  assets--(0.5)%........    (1,071,128)
                                          ------------
                Net Assets--100%........  $217,807,867
                                          ------------
                                          ------------

---------------
Portfolio securities are classified according to the security's currency denomination.

   # Principal amount segregated as collateral for forward currency contracts. Aggregate value of segregated securities--$50,654,756.
   * Non-income producing security.
  ** Percentage quoted represents yield to maturity
     as of purchase date.
 (D) Expressed in thousands of local currency units.

                                     -5-     See Notes to Financial Statements.

 PRUDENTIAL SHORT-TERM GLOBAL
 INCOME FUND, INC.
 SHORT-TERM GLOBAL INCOME PORTFOLIO

                                                                                          October 31, 1994
                                                                                          ----------------
Statement of Assets and Liabilities

Assets
Investments, at value (cost $217,167,178)...............................................     $218,878,995
Foreign currency, at value (cost $47,559)...............................................           48,834
Interest receivable.....................................................................        4,029,767
Forward currency contracts--net amount receivable from counterparties...................        2,755,484
Receivable for Fund shares sold.........................................................           28,298
Deferred expenses and other assets......................................................           49,197
                                                                                           ----------------
    Total assets........................................................................      225,790,575
                                                                                           ----------------
Liabilities
Forward currency contracts--net amount payable to counterparties........................        3,754,380
Payable for Fund shares reacquired......................................................        3,244,590
Dividends payable.......................................................................          385,050
Accrued expenses........................................................................          271,445
Due to Distributors.....................................................................          128,803
Due to Manager..........................................................................          105,402
Withholding taxes payable...............................................................           93,038
                                                                                           ----------------
    Total liabilities...................................................................        7,982,708
                                                                                           ----------------
Net Assets..............................................................................     $217,807,867
                                                                                           ----------------
                                                                                           ----------------
Net assets were comprised of:
  Common stock, at par..................................................................     $     25,452
  Paid-in capital in excess of par......................................................      266,606,388
                                                                                           ----------------
                                                                                              266,631,840
  Accumulated distributions in excess of net investment income..........................      (10,975,642)
  Accumulated net realized loss on investments..........................................      (38,707,984)
  Net unrealized appreciation on investments and foreign currencies.....................          859,653
                                                                                           ----------------
Net assets, October 31, 1994............................................................     $217,807,867
                                                                                           ----------------
                                                                                           ----------------
Class A:
  Net asset value and redemption price per share
    ($28,841,436 / 3,369,859 shares of common stock issued and outstanding).............            $8.56
  Maximum sales charge (3.00% of offering price)........................................              .26
                                                                                           ----------------
  Maximum offering price to public......................................................            $8.82
                                                                                           ----------------
                                                                                           ----------------
Class B:
  Net asset value, offering price and redemption price per share
    ($188,966,231 / 22,082,197 shares of common stock issued and outstanding)...........            $8.56
                                                                                           ----------------
                                                                                           ----------------
Class C:
  Net asset value, offering price and redemption price per share
    ($200.23 / 23.401 shares of common stock issued and outstanding)....................            $8.56
                                                                                           ----------------
                                                                                           ----------------

See Notes to Financial Statements.
                                      -6-

 PRUDENTIAL SHORT-TERM GLOBAL
 INCOME FUND, INC.
 SHORT-TERM GLOBAL INCOME PORTFOLIO
 Statement of Operations

                                          Year Ended
                                         October 31,
Net Investment Income                        1994
                                         ------------
Income
  Interest (net of foreign
    withholding
    taxes of $106,062)...............    $ 28,076,745
                                         ------------
Expenses
  Distribution fee--Class A..........          57,000
  Distribution fee--Class B..........       2,679,726
  Management fee.....................       1,755,285
  Custodian's fees and expenses......         671,000
  Transfer agent's fees and
    expenses.........................         425,000
  Reports to shareholders............         180,000
  Registration fees..................          58,000
  Amortization of organization
    expenses.........................          40,000
  Audit fee..........................          35,000
  Directors' fees....................          35,000
  Legal..............................          26,000
  Miscellaneous......................          18,079
                                         ------------
    Total expenses...................       5,980,090
                                         ------------
Net investment income................      22,096,655
                                         ------------
Realized and Unrealized
Gain (Loss) on Investments and
Foreign Currency Transactions
Net realized gain (loss) on:
  Investment transactions............     (23,776,265)
  Foreign currency transactions......     (13,261,084)
  Written option transactions........       1,595,280
  Future transactions................          (8,570)
                                         ------------
                                          (35,450,639)
                                         ------------
Net change in unrealized
  appreciation/
  depreciation of:
  Investments........................       7,302,972
  Foreign currencies.................      (1,578,939)
  Written options....................          44,225
                                         ------------
                                            5,768,258
                                         ------------
Net loss on investments, foreign
  currencies and written options.....     (29,682,381)
                                         ------------
Net Decrease in Net Assets
Resulting from Operations............    $ (7,585,726)
                                         ------------
                                         ------------

 PRUDENTIAL SHORT-TERM GLOBAL
 INCOME FUND, INC.
 SHORT-TERM GLOBAL INCOME PORTFOLIO
 Statement of Changes in Net Assets

                              Year Ended October 31,
Increase (Decrease)         ---------------------------
in Net Assets                   1994           1993
                            ------------   ------------
Operations
  Net investment
  income.................   $ 22,096,655   $ 52,264,411
  Net realized loss on
    investments and
    foreign currency
    transactions.........    (35,450,639)   (52,043,418)
  Net change in
    unrealized
appreciation/depreciation
    of investments and
    foreign currencies...      5,768,258     37,156,133
                            ------------   ------------
Net increase (decrease)
  in net assets resulting
  from operations........     (7,585,726)    37,377,126
                            ------------   ------------
Net equalization
  debits.................             --     (7,869,071)
                            ------------   ------------
Dividends and distributions (Note 1)
  Dividends from net
    investment income
    Class A..............             --     (4,363,707)
    Class B..............             --    (25,199,590)
                            ------------   ------------
                                      --    (29,563,297)
                            ------------   ------------
  Tax return of capital
    distributions
    Class A..............     (2,411,703)            --
    Class B..............    (15,406,444)            --
                            ------------   ------------
                             (17,818,147)            --
                            ------------   ------------
Fund share transactions
  (Note 6)
  Proceeds from shares
    subscribed...........     11,205,281     39,187,479
  Net asset value of
    shares issued in
    reinvestment of
    dividends and
    distributions........     10,703,295     17,172,475
  Cost of shares
    reacquired...........   (213,168,513)  (330,090,306)
                            ------------   ------------
Net decrease in net
  assets from Fund share
  transactions...........   (191,259,937)  (273,730,352)
                            ------------   ------------
Total decrease...........   (216,663,810)  (273,785,594)
Net Assets
Beginning of year........    434,471,677    708,257,271
                            ------------   ------------
End of year..............   $217,807,867   $434,471,677
                            ------------   ------------
                            ------------   ------------

See Notes to Financial Statements.        See Notes to Financial Statements.
                                      -7-

 PRUDENTIAL SHORT-TERM GLOBAL INCOME FUND, INC.
 SHORT-TERM GLOBAL INCOME PORTFOLIO
 Notes to Financial Statements

   Prudential Short-Term Global Income Fund, Inc. (the ``Fund'') is registered under the Investment Company Act of 1940 as a non-diversified, open-end management investment company. The Fund consists of two series, namely:
Short-Term Global Income Portfolio and Global Assets Portfolio. The Fund was incorporated in Maryland on February 21, 1990 and had no significant operations other than the issuance of 5,000 shares each of Class A and Class B common stock of the Short-Term Global Income Portfolio for $100,000 on September 21, 1990 to Prudential Mutual Fund Management, Inc. (``PMF''). The Short-Term Global Income Portfolio (the ``Portfolio'') commenced investment operations on November 1, 1990. The investment objective of the Portfolio is to maximum total return, the components of which are current income and capital appreciation, by investing primarily in a portfolio of investment grade debt securities denominated in U.S. dollar and a range of foreign currencies having remaining maturities of not more than three years. The ability of the issuers of the debt securities held by the Fund to meet their obligations may be affected by economic developments in a specific country or industry.

Note 1. Accounting            The following is a summary of
Policies                      significant accounting policies
                              followed by the Fund, and the Portfolio in the
preparation of its financial statements.
Securities Valuation: In valuing the Fund's assets, quotations of foreign securities in a foreign currency are converted to U.S. dollar equivalents at the then current currency value. Government securities for which quotations are available will be based on prices provided by an independent pricing service or principal market makers. Other portfolio securities that are actively traded in the over-the-counter market, including listed securities for which the primary market is believed to be over-the-counter, will be valued at the average of the quoted bid and asked prices provided by an independent pricing service or by principal market makers. Any security for which the primary market is on an exchange is valued at the last sale price on such exchange on the day of valuation or, if there was no sale on such day, the last bid price quoted on such day. Securities for which market quotations are not readily available are valued at fair value as determined in good faith by or under the direction of the Board of Directors.

   Short-term securities which mature in more than 60 days are valued at current market quotations. Short-term securities which mature in 60 days or less are valued at amortized cost which approximates market value.

   In connection with transactions in repurchase agreements with U.S. financial institutions, it is the Fund's policy that its custodian or designated subcustodians, as the case may be under triparty repurchase agreements, takes possession of the underlying collateral securities, the value of which exceeds the principal amount of the repurchase transaction including accrued interest. If the seller defaults and the value of the collateral declines or if bankruptcy proceedings are commenced with respect to the seller of the security, realization of the collateral by the Fund may be delayed or limited.
Foreign Currency Translation: The books and records of the Fund are maintained in U.S. dollars. Foreign currency amounts are translated into U.S. dollars on the following basis:

   (i) market value of investment securities, other assets and liabilities--at the closing daily rate of exchange;

   (ii) purchases and sales of investment securities, income and expenses--at the rate of exchange prevailing on the respective dates of such transactions.

   Although the net assets of the Fund are presented at the foreign exchange rates and market values at the close of the fiscal year, the Fund does not isolate that portion of the results of operations arising as a result of changes in the foreign exchange rates from the fluctuations arising from changes in the market prices of securities held at the end of the fiscal year. Similarly, the Fund does not isolate the effect of changes in foreign exchange rates from the fluctuations arising from changes in the market prices of long-term debt securities sold during the fiscal year.

   Net realized loss on foreign currency transactions represents net foreign exchange gains or losses from sales and maturities of short-term securities, holding of foreign currencies, currency gains or losses realized between the trade and settlement dates on security transactions, and the difference between the amounts of interest and foreign taxes recorded on the Fund's books and the U.S. dollar equivalent amounts actually received or paid. Net unrealized currency gains and losses from valuing foreign currency denominated assets and liabilities at fiscal year end exchange rates are reflected as a component of net unrealized appreciation/depreciation on investments and foreign currencies.

   Foreign security and currency transactions may involve certain considerations and risks not typically associated with those of U.S. companies as a result of, among other factors, the possibility of political and economic instability and the level of governmental supervision and regulation of foreign securities markets.

Forward Currency Contracts: The Fund enters into forward currency contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign portfolio holdings. A forward contract is a commitment to purchase or sell a foreign currency at a future date at a negotiated forward rate. The gain or loss arising from the difference between the settlement value of the original and renegotiated forward contracts, if any, is isolated and is included in net realized gain (loss) from foreign currency transactions. Risks may arise upon entering into these contracts from the potential inability of the counterparties to meet the terms of their contracts.

Option Writing: When the Fund writes an option, an amount equal to the premium received by the Fund is recorded as a liability and is subsequently adjusted to the current market value of the option written. Premiums received from writing options which expire unexercised are treated by the Fund on the expiration date as realized gains from securities or currencies based on the type of option written. The difference between the premium and the amount paid on effecting a closing purchase transaction, including brokerage commissions, is also treated as a realized gain, or if the premium is less than the amount paid for the closing purchase transaction, as a realized loss. If a call option is exercised, the premium is added to the proceeds from the sale of the underlying security or currency in determining whether the Fund has realized a gain or loss. If a put option is exercised, the premium reduces the cost basis of the securities or currencies purchased by the Fund. The Fund as writer of an option may have no control over whether the underlying securities or currencies may be sold (called) or purchased (put) and as a result bears the market risk of an unfavorable change in the price of the security or currency underlying the written option.

Securities Transactions and Investment Income: Securities transactions are recorded on the trade date. Realized gains and losses from security and currency transactions are calculated on the identified cost basis. Interest income is recorded on the accrual basis.

   Net investment income (other than distribution fees) and unrealized and realized gains or losses are allocated daily to each class of shares based upon the relative proportion of net assets of each class at the beginning of the day.
Equalization: The Fund follows the accounting practice known as equalization by which a portion of the proceeds from sales and costs of reacquisitions of Fund shares, equivalent on a per share basis to the amount of distributable net investment income on the date of the transaction, is credited or charged to undistributed net investment income. As a result, undistributed net investment income per share is unaffected by sales or reacquisitions of the Fund's shares. Dividends and Distributions: The Fund declares daily and pays dividends from book basis net investment income monthly and makes distributions at least annually of any net capital gains. Dividends and distributions are recorded on the ex-dividend date.

   Income distributions and capital gain distributions are determined in accordance with income tax regulations which may differ from generally accepted accounting principles. These differences are primarily due to differing treatments for foreign currency transactions.

Reclassification of Capital Accounts: The Portfolio accounts and reports for distributions to shareholders in accordance with Statement of Position 93-2:
Determination, Disclosure, and Financial Statement Presentation of Income, Capital Gain, and Return of Capital Distributions by Investment Companies. The effect of applying this statement was to increase accumulated distributions in excess of net investment income by $27,093,822, decrease accumulated net realized loss on investments by $23,439,669 and increase paid-in capital by $3,654,153. This was primarily the result of net foreign currency losses incurred for the fiscal year ended October 31, 1994. Net investment income, net realized gains and net assets were not affected by this change. Included in accumulated distributions in excess of net investment income as of October 31, 1994 is $11,125,103 of equalization debits.

Federal Income Taxes: For federal income tax purposes, each portfolio in the Fund is treated as a separate taxpaying entity. It is the Portfolio's intent to continue to meet the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute all of its taxable income to shareholders. Therefore, no federal income tax provision is required.

   Withholding taxes on foreign interest have been provided for in accordance with the Fund's understanding of the applicable country's tax rules and rates. Deferred Organization Expenses: Approximately $200,000 of organization and initial registration costs were incurred. These costs have been deferred and are being amortized over the period of benefit not to exceed 60 months from the date the Portfolio commenced investment operations. PMF has agreed not to redeem the 10,000 shares purchased until all organization expenses have been amortized.

Note 2. Agreements            The Fund has a management
                              agreement with PMF. Pursuant to this agreement,
PMF has responsibility for all investment advisory services and supervises the subadviser's performance of such services. PMF has entered into a subadvisory agreement with The Prudential Investment Corporation (``PIC''); PIC furnishes investment advisory services in connection with the managment of the Fund. PMF pays for the cost of the subadviser's services, the compensation of officers of the Fund, occupancy and certain clerical and bookkeeping costs of the Fund. The Fund bears all other costs and expenses.

   The management fee paid PMF is computed daily and payable monthly at an annual rate of .55 of 1% of the average daily net assets of the Portfolio.

   The Portfolio has distribution agreements with Prudential Mutual Fund Distributors, Inc. (``PMFD''), which acts as the distributor of the Class A shares of the Fund, and with Prudential Securities Incorporated (``PSI''), which acts as distributor of the Class B and Class C shares of the Fund. The Portfolio reimburses PMFD and compensates PSI for distributing and servicing the Fund's Class A, Class B and Class C shares, pursuant to plans of distribution (the ``Class A, B and C Plans''). The distribution fees are accrued daily and payable monthly.

   Pursuant to the Class A Plan, the Portfolio reimburses PMFD for its expenses with respect to Class A shares at an annual rate of up to .30 of 1% of the average daily net assets of the Class A shares. Such expenses under the Class A Plan were .15 of 1% of the average daily net assets of the Class A shares for the fiscal year ended October 31, 1994. PMFD pays various broker-dealers, including PSI and Pruco Securities Corporation (``Prusec''), affiliated broker-dealers, for account servicing fees and other expenses incurred by such broker-dealers.

   On July 19, 1994, shareholders of the Portfolio approved amendments to the Class B distribution plan under which the Class B distribution plan became a compensation plan, effective August 1, 1994. Prior thereto, the Class B distribution plan was a reimbursement plan, under which PSI was reimbursed for expenses actually incurred by it up to the amount permitted under the Class B Plan. The Portfolio is not obligated to pay any prior or future excess distribution costs (costs incurred by PSI in excess of distribution fees paid by the Fund or contingent deferred sales charges received by PSI). The Portfolio began offering Class C shares on August 1, 1994.

   Pursuant to the Class B and C Plans, the Portfolio compensates PSI for distribution-related activities at an annual rate of up to 1% of the average daily net assets of both the Class B and C shares. Such expenses under the Class B Plan were charged at an effective rate of .95 of 1% of the average daily net assets of the Class B shares for the fiscal year ended October 31, 1994 and are currently charged at a rate of .75 of 1% of the average daily net assets of the Class B shares. Such expenses under the Class C Plan were charged at .75 of 1% of the average daily net assets of the Class C shares for the fiscal year ended October 31, 1994.

   PMFD has advised the Portfolio that it has received approximately $15,000 in front-end sales charges resulting from sales of Class A shares during the fiscal year ended October 31, 1994. From these fees, PMFD paid such sales charges to dealers which in turn paid commissions to salespersons.

   PSI has advised the Portfolio that for the fiscal year ended October 31, 1994, it received approximately $1,291,500 in contingent deferred sales charges imposed upon certain redemptions by Class B shareholders.

   PMFD is a wholly-owned subsidiary of PMF; PSI, PMF and PIC are indirect, wholly-owned subsidiaries of The Prudential Insurance Company of America.

Note 3. Other                 Prudential Mutual Fund Ser-
Transactions                  vices, Inc. (``PMFS'') a
With Affiliates               wholly-owned subsidiary of
                              PMF, serves as the Fund's transfer agent and
during the fiscal year ended October 31, 1994, the Portfolio incurred fees of approximately $368,900 for the services of PMFS. As of October 31, 1994, approximately $24,100 of such fees were due to PMFS. Transfer agent fees and expenses in the Statement of Operations include certain out-of-pocket expenses paid to non-affiliates.

Note 4. Portfolio             Purchases and sales of invest-
Securities                    ment securities, other than
                              short-term investments and options, for the fiscal
year ended October 31, 1994 aggregated $595,732,470 and $826,634,833, respectively.

   The United States federal income tax basis of the Fund's investments at October 31, 1994 was substantially the same as for financial reporting purposes and, accordingly, net unrealized appreciation of investments, for United States federal income tax purposes was $1,711,817 (gross unrealized appreciation--$3,837,980; gross unrealized depreciation--$2,126,163).

   For federal income tax purposes, the Portfolio had a capital loss carryforward as of October 31, 1994, of approximately $38,708,000 of which $26,697,000 expires in 2001 and $12,011,000 expires in 2002. Accordingly, no capital gains distributions are expected to be paid to shareholders until future net gains have been realized in excess of such carryforward.

   Transactions in options written during the year ended October 31, 1994 were as follows:

                                     Number of
                                     Contracts     Premiums
                                       (000)       Received
                                     ---------    -----------
Options outstanding at
  October 31, 1993.................     30,500    $   230,275
Options written....................    808,475      4,633,666
Options terminated in closing
  purchase transactions............   (625,575)    (3,723,804)
Options expired....................   (157,600)      (593,882)
Options exercised..................    (55,800)      (546,255)
                                     ---------    -----------
Options outstanding at
  October 31, 1994.................         --             --
                                     ---------    -----------
                                     ---------    -----------

   At October 31, 1994, the Portfolio had outstanding forward currency contracts, both to purchase and sell foreign currencies, as follows:

                      Value at
Foreign Currency   Settlement Date     Current      Appreciation
Purchase Contracts     Payable          Value       (Depreciation)
------------------ ---------------   ------------   -----------
Australian
  Dollars,
  expiring
  11/28/94........  $   10,000,000   $ 10,014,548   $    14,548
Canadian Dollars,
  expiring
  11/14/94........      21,585,502     21,497,829       (87,673)
Deutschemarks,
  expiring
  11/7-11/30/94...     174,593,203    175,115,626       522,423
Italian Lira,
  expiring
  12/13/94........      15,625,681     15,880,098       254,417
Japanese Yen,
  expiring
  11/7-11/18/94...      34,058,007     34,168,798       110,791
Spanish Pesetas,
  expiring
  12/22/94........      13,495,279     13,617,258       121,979
Swedish Krona,
  expiring
  11/7/94.........       3,997,331      3,911,744       (85,587)
                   ---------------   ------------   -----------
                    $  273,355,003   $274,205,901   $   850,898
                   ---------------   ------------   -----------
                   ---------------   ------------   -----------

                      Value at
Foreign Currency   Settlement Date     Current      Appreciation
Sale Contracts       Receivable         Value       (Depreciation)
------------------ ---------------   ------------   -----------
Australian
  Dollars,
  expiring
  11/28/94-
  1/6/95..........  $   40,376,270   $ 40,538,994   $  (162,724)
Canadian Dollars,
  expiring
  11/14/94........      26,000,000     25,941,819        58,181

                      Value at
Foreign Currency   Settlement Date     Current      Appreciation
Sale Contracts       Receivable         Value       (Depreciation)
------------------ ---------------   ------------   -----------
Deutschemarks,
  expiring
  11/7-11/30/94...  $  176,275,718   $177,005,919   $  (730,201)
French Francs,
  expiring
  11/18/94........       6,574,879      6,548,585        26,294
Italian Lira,
  expiring
  12/13/94........      15,544,328     15,880,098      (335,770)
Japanese Yen,
  expiring
  11/7-11/14/94...      12,814,751     13,054,249      (239,498)
Spanish Pesetas,
  expiring
  12/22/94........      17,889,590     18,160,408      (270,818)
Swedish Krona,
  expiring
  11/7/94.........      11,600,110     11,563,002        37,108
Swiss Francs,
  expiring
  11/14/94........      15,173,823     15,406,189      (232,366)
                   ---------------   ------------   -----------
                    $  322,249,469   $324,099,263   $(1,849,794)
                   ---------------   ------------   -----------
                   ---------------   ------------   -----------











Note 5. Joint                 The Portfolio, along with
Repurchase                    other affiliated registered
Agreement                     investment companies, trans-
Account                       fers uninvested cash balances
                              into a single joint account, the daily aggregate
balance of which is invested in one or more repurchase agreements collateralized by U.S. Treasury or Federal agency obligations. As of October 31, 1994, the Portfolio has a 0.98% undivided interest in the repurchase agreements in the joint account. The undivided interest for the Portfolio represents $8,847,000 in principal amount. As of such date, each repurchase agreement in the joint account and the value of the collateral therefor were as follows:

   Smith Barney, Inc., 4.80%, in the principal amount of $260,000,000, repurchase price $260,034,667, due 11/1/94. The value of the collateral including accrued interest is $265,200,122.

   Nomura Securities International, Inc., 4.77%, in the principal amount of $100,000,000, repurchase price $100,013,250, due 11/1/94. The value of the collateral including accrued interest is $102,000,391.

   Goldman, Sachs & Co., 4.75%, in the principal amount of $275,000,000, repurchase price $275,036,285, due 11/1/94. The value of the collateral including accrued interest is $280,500,611.

   CS First Boston Corp., 4.75%, in the principal amount of $265,000,000, repurchase price $265,034,965, due 11/1/94. The value of the collateral including accrued interest is $271,053,272.

Note 6. Capital               The Portfolio currently offers
                              Class A, Class B and Class C shares. Class A
shares are sold with a front-end sales charge of up to 3.0%. Class B shares are sold with a contingent deferred sales charge which declines from 3% to zero depending on the period of time the shares are held. Class C shares are sold with a contingent deferred sales charge of 1% during the first year. Class B shares will automatically convert to Class A shares on a quarterly basis approximately five years after purchase commencing in or about February 1995.

   The Fund has authorized 1.5 billion shares of common stock at $.001 par value per share equally divided into Class A, B and C shares. Of the 25,452,079 shares of common stock issued and outstanding at October 31, 1994, PMF owned 10,000 shares.

   Transactions in shares of common stock for the fiscal years ended October 31, 1994 and 1993 were as follows:

Class A                           Shares          Amount
------------------------------  -----------    -------------
Year ended October 31, 1994:
Shares sold...................      551,897    $   4,763,324
Shares issued in reinvestment
  of
  dividends and
  distributions...............      194,713        1,743,925
Shares reacquired.............   (3,776,033)     (34,191,806)
                                -----------    -------------
Net decrease in shares
  outstanding.................   (3,029,423    $ (27,684,557)
                                -----------    -------------
                                -----------    -------------
Year ended October 31, 1993:
Shares sold...................    2,800,748    $  25,157,507
Shares issued in reinvestment
  of
  dividends...................      334,726        3,006,237
Shares reacquired.............   (7,797,277)     (69,726,785)
                                -----------    -------------
Net decrease in shares
  outstanding.................   (4,661,803)   $ (41,563,041)
                                -----------    -------------
                                -----------    -------------
Class B                           Shares          Amount
------------------------------  -----------    -------------
Year ended October 31, 1994:
Shares sold...................      710,218    $   6,441,757
Shares issued in reinvestment
  of
  dividends and
  distributions...............    1,001,413        8,959,370
Shares reacquired.............  (20,015,210)    (178,976,707)
                                -----------    -------------
Net decrease in shares
  outstanding.................  (18,303,579)   $(163,575,580)
                                -----------    -------------
                                -----------    -------------
Year ended October 31, 1993:
Shares sold...................    1,558,807    $  14,029,972
Shares issued in reinvestment
  of
  dividends...................    1,575,399       14,166,238
Shares reacquired.............  (29,032,710)    (260,363,521)
                                -----------    -------------
Net decrease in shares
  outstanding.................  (25,898,504)   $(232,167,311)
                                -----------    -------------
                                -----------    -------------
Class C
------------------------------
August 1, 1994* through
  October 31, 1994:
Shares sold...................           23    $         200
                                -----------    -------------
Increase in shares
  outstanding.................           23    $         200
                                -----------    -------------
                                -----------    -------------

---------------
* Commencement of offering of Class C shares.

 PRUDENTIAL SHORT-TERM GLOBAL INCOME FUND, INC.
 SHORT-TERM GLOBAL INCOME PORTFOLIO
 Financial Highlights


                                      Class A                                           Class B                         Class C
                   ----------------------------------------------    ----------------------------------------------   ----------
                                                                                                                        August 1,
                                                                                                                         1994(D)
                                                                                                                        through
                               Year Ended October 31,                            Year Ended October 31,                 October
                   ----------------------------------------------    ----------------------------------------------        31,
                      1994         1993        1992        1991         1994         1993        1992        1991         1994
                   ----------    --------    --------    --------    ----------    --------    --------    --------    ----------
PER SHARE
  OPERATING
  PERFORMANCE:
Net asset value,
  beginning of
  period........    $    9.29    $   9.16    $   9.97    $  10.00     $    9.29    $   9.16    $   9.97    $  10.00      $ 8.61
                   ----------    --------    --------    --------    ----------    --------    --------    --------      ------

Income from
  investment
  operations
Net investment
  income........          .70         .97         .96        1.03           .62         .88         .88         .95         .14
Net realized and
  unrealized
  gain (loss) on
  investment and
  foreign
  currency
 transactions...         (.86)       (.26)       (.95)       (.02)         (.86)       (.26)       (.95)       (.02)       (.06)
                   ----------    --------    --------    --------    ----------    --------    --------    --------       -----
  Total from
    investment
   operations...         (.16)        .71         .01        1.01          (.24)        .62        (.07)        .93         .08
                   ----------    --------    --------    --------    ----------    --------    --------    --------      -----
Less
  distributions
Dividends from
  net investment
  income........           --        (.58)       (.82)      (1.03)           --        (.49)       (.74)       (.95)         --
Tax return of
  capital
distributions...         (.57)         --          --          --          (.49)         --          --          --        (.13)
Distributions
  from net
  capital
  gains.........           --          --          --        (.01)           --          --          --        (.01)         --
                   ----------    --------    --------    --------    ----------    --------    --------    --------       -----
  Total
distributions...         (.57)       (.58)       (.82)      (1.04)         (.49)       (.49)       (.74)       (.96)       (.13)
                   ----------    --------    --------    --------    ----------    --------    --------    --------       -----
Net asset value,
  end of
  period........    $    8.56    $   9.29    $   9.16    $   9.97     $    8.56    $   9.29    $   9.16    $   9.97      $ 8.56
                   ----------    --------    --------    --------    ----------    --------    --------    --------      -----
                   ----------    --------    --------    --------    ----------    --------    --------    --------      -----

TOTAL
  RETURN#:......        (1.89)%      7.96%      (0.07)%     10.41%        (2.62)%      7.00%      (0.86)%      9.51%       0.75%
RATIOS/SUPPLEMENTAL
  DATA:
Net assets, end
  of period
  (000).........      $28,841     $59,458    $101,358    $105,148      $188,966    $375,013    $606,899    $669,086        $200@
Average net
  assets
  (000).........      $38,000     $70,347    $119,171     $51,830      $281,143    $474,175    $814,734    $349,607        $199@
Ratios to average net
  assets:(D)(D)
  Expenses,
    including
    distribution
    fees........         1.17%       1.02%       1.08%       1.01%         1.97%       1.87%       1.93%       1.87%        .93%*
  Expenses,
    excluding
    distribution
    fees........         1.02%        .87%        .93%        .86%         1.02%        .87%        .93%        .87%        .18%*
  Net investment
    income......         7.67%      10.81%       9.93%      10.23%         6.82%       9.42%       9.05%       9.46%       7.02%*
Portfolio
  turnover
  rate..........          232%        307%        180%         66%          232%        307%        180%         66%        232%

---------------
     * Annualized.
   (D) Commencement of offering of Class C shares.
(D)(D) Because of the event referred to in (D) and the timing of such, the ratios for the Class C shares are not necessarily comparable to that of Class A or B shares and are not necessarily indicative of future ratios.
     @ Figures are actual and not rounded to the nearest thousand.
     # Total return does not consider the effects of sales loads. Total return is calculated assuming a purchase of shares on the first day and a sale on the last day of each period reported and includes reinvestment of dividends and distributions. Total returns for periods of less than a full year are not annualized.

See Notes to Financial Statements.
                                      -13-

                          INDEPENDENT AUDITORS' REPORT

The Shareholders and Board of Directors
Prudential Short-Term Global Income Fund, Inc.
Short-Term Global Income Portfolio

   We have audited the accompanying statement of assets and liabilities of Prudential Short-Term Global Income Fund, Inc., Short-Term Global Income Portfolio, including the portfolio of investments, as of October 31, 1994, the related statements of operations for the year then ended and of changes in net assets for each of the two years in the period then ended, and the financial highlights for each of the four years in the period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of the securities owned as of October 31, 1994 by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, such financial statements and financial highlights present fairly, in all material respects, the financial position of Prudential Short-Term Global Income Fund, Inc., Short-Term Global Income Portfolio, as of October 31, 1994, the results of its operations, the changes in its net assets and its financial highlights for the respective stated periods in conformity with generally accepted accounting principles.

Deloitte & Touche LLP
New York, New York
December 16, 1994
                                      -14-

   Past performance is not predictive of future performance and an investor's shares may be worth more or less than their original cost.

   These graphs are furnished to you in accordance with SEC regulations. They compare a $10,000 investment in Prudential Short-Term Global Income Fund, Inc. Short-Term Global Income Portfolio (Class A, Class B and Class C) with a similar investment in the J.P. Morgan Global Short-Term Index (GSTI) by portraying the initial account values at the commencement of operations of each class and subsequent account values at the end of each fiscal year (October 31) beginning in 1990 for Class A and Class B shares and 1994 for Class C shares. For purposes of the graphs and, unless otherwise indicated, the accompanying tables, it has been assumed that (a) the current maximum sales charge was deducted from the initial $10,000 investment in Class A shares; (b) the maximum applicable contingent deferred sales charge was deducted from the value of the investment in Class B shares and Class C shares, assuming full redemption on October 31, 1994; (c) all recurring fees (including management fees) were deducted; and (d) all dividends and distributions were reinvested. Class B shares will automatically convert to Class A shares on a quarterly basis approximately five years after purchase. This conversion feature is expected to be implemented on or about February 1995 and is not reflected in the graph.

   The GSTI is a weighted index of liquid, short-term government bonds of the following countries: Belgium, Sweden, Germany, Australia, Canada, Denmark, France, Italy, Japan, Netherlands, Spain, U.S. and U.K. The GSTI is an unmanaged index and changes in market capitalization in the GSTI are revised monthly. The GSTI does not reflect the payment of transaction costs and advisory fees associated with an investment in the Fund. The securities which comprise the GSTI may differ substantially from the securities in the Fund's portfolio. The GSTI is not the only index that may be used to characterize performance of global income funds and other indices may portray different comparative performance.
                                      -15-

Directors
Stephen C. Eyre
Delayne Dedrick Goldx
Don G. Hoff
Harry A. Jacobs, Jr.
Sidney R. Knafel
Robert E. La Blanc
Thomas A. Owens, Jr.
Richard A. Redeker
Clay T. Whitehead

Officers
Richard A. Redeker, President
Robert F. Gunia, Vice President
Grace Torres, Treasurer
S. Jane Rose, Secretary

Manager
Prudential Mutual Fund Management, Inc.
One Seaport Plaza
New York, NY 10292

Investment Adviser
The Prudential Investment Corporation
Prudential Plaza
Newark, NJ 07101

Distributors
Prudential Mutual Fund Distributors, Inc.
Prudential Securities Incorporated
One Seaport Plaza
New York, NY 10292

Custodian
State Street Bank and Trust Company
One Heritage Drive
North Quincy, MA 02171

Transfer Agent
Prudential Mutual Fund Services, Inc.
P.O. Box 15005
New Brunswick, NJ 08906

Independent Accountants
Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281

Legal Counsel
Shereff, Friedman, Hoffman & Goodman
919 Third Avenue
New York, NY 10022

Prudential Mutual Funds
One Seaport Plaza
New York, NY 10292
Toll free (800) 225-1852, Collect (908) 417-7555

This report is not authorized for distribution to prospective investors unless preceded or accompanied by a current prospectus.

74436H101
74436H200                                  MF 144E2
74436H507            (LOGO)                Cat #44436320

ANNUAL REPORT                          October 31, 1994

Prudential
Short-Term
Global Income
Fund, Inc.

(ICON)

Short-Term
Global Income
Portfolio

(LOGO)

                                                                      APPENDIX C
Letter to Shareholders

June 9, 1995
Dear Shareholder:

Although the U.S. dollar showed continued weakness through much of the first quarter of 1995, global bond markets began to recover from their dismal performance in 1994. Given this environment, we are pleased to report that the Prudential Short-Term Global Income Fund/Global Assets Portfolio produced returns exceeding those of the Lipper Short-Term World Multi-Market Average for the six months ending April 30, 1995.

Fund Performance.

The Global Assets Portfolio began the reporting period with an NAV of $1.80 and ended it with an NAV of $1.79.

                      CUMULATIVE TOTAL RETURNS1

                           As of 4/30/95
                     6 Mos.               One Year          Since Inception2
Class A*            1.8%                    1.5%                 14.7%
Lipper ST World    -1.2%                   -0.5%                  3.5%
Fund Average3


                        AVERAGE ANNUAL TOTAL RETURNS1
                               As of 3/31/95
                                      One Year           Since Inception2
Class A                                0.5%                   2.9%


Past performance is no guarantee of future results. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost.

1 Source: Prudential Mutual Fund Management Inc. and Lipper Analytical Services,
  Inc. Cumulative total returns do not take into account sales charges. The average annual returns do take into account applicable sales charges.
  The Fund charges a maximum front-end sales load of 0.99% for Class A shares.
2 Inception of Class A shares 2/15/91.
3 This figure is the average of 44 funds in the Short-Term World
  Multi-Market Average for six-months; 40 funds for one year; and 14 funds since inception for the period ending April 30, 1995, as measured by Lipper Analytical Services, Inc.
* Class B shares are no longer offered and ceased operations on May 9, 1994.

The Fund's Objective.

The Prudential Short-Term Global Income Fund/Global Assets Portfolio seeks high current income with minimum risk to principal by investing in a portfolio of high-quality debt securities having remaining maturities of not more than one year. The Fund also seeks high current yields by investing in debt securities denominated in the U.S. dollar and a range of foreign currencies. There can be no assurance that the Fund's investment objective will be achieved.

The Global Assets Portfolio is non-diversified, meaning it may invest more than 5% of its total assets in securities of one or more issuers. Investment in a non-diversified fund carries greater risk than investment in a diversified portfolio.

A Global View of World Markets.

Bond markets are beginning to recover from 1994's poor showing. For the four-month period ending on April 30, 1995, the Lipper Short-Term World Multi-Market Average posted a gain of 1.4%. Performance was generally positive across the board in local currency terms and was further bolstered by currency performance.

Investor perception has clearly changed with signs that the U.S. economy is indeed slowing and responding to the aggressive interest rate policy of the U.S. Federal Reserve. Fewer housing starts, sluggish car sales, higher unemployment numbers and other signs pointed to a so-called "soft landing" for the U.S. economy and not the recession as some had feared.

The U.S. dollar took center stage for much of the reporting period, especially during March. Failure to pass a balanced budget amendment in Congress coupled with slim prospects for higher U.S. interest rates served to undermine confidence in the U.S. currency. The German central bank responded by cutting its discount rate by 50 basis points and the Japanese followed suit by reducing their money rate by the same amount. The result: the German mark rose 6% and the Japanese yen a stunning 10% against the U.S. dollar.

What We Did.

Your Fund held a strong bias toward hard currencies in Europe, such as the German mark or Swiss franc, as strains within the European currency mechanism developed. During the reporting period the Spanish peseta and Portuguese escudo were devalued against the mark. This resulted in a premium being attached to core currency holdings with stronger fundamentals (e.g. marks or francs). Conversely, peripheral markets, such as Sweden, Italy and Spain had additional risk assigned to their currencies. Although these three nations offer some of the highest yielding issues in Europe and have made up some of the lost ground from earlier in the year, they remain highly volatile environments and we are avoiding them.

The Fund's bond holdings were heavily invested in core bond markets, which tended to perform better on the basis of currency strength and a "flight to quality" by many investors. For instance, we were drawn to Canada and New Zealand where significant central bank/tightening and undervalued currencies made investments especially attractive. Attractive yields, a proactive British central bank plus a strong currency also drew us to bonds from the United Kingdom.

The Outlook.

There are indications that the current global bond rally may have run its course. Nevertheless foreign markets will remain an attractive investment choice for U.S. investors, because they offer the potential for better long-term performance and add an element of diversification to most portfolios.

Please understand that there are special risks involved with foreign investing. Foreign securities are not guaranteed and may be influenced by currency fluctuations, political and social developments. These risks are described fully in the Fund prospectus.

For further insight into what may be in store for global markets, we invite you to read the following "Portfolio Q & A" feature with new portfolio managers Simon Wells and Gabriel Irwin.

As always, it is a pleasure to have you as a shareholder of the Prudential Short-Term Global Income Fund/Global Assets Portfolio, where we are committed to managing the Fund for your benefit.

Sincerely,
Simon Wells                                   Gabriel Irwin
Portfolio Manager                             Portfolio Manager

Richard A. Redeker
President

                          PORTFOLIO Q&A

We are proud to announce that Simon Wells and Gabriel Irwin have joined Prudential Mutual Funds. They will be managing the Prudential Short-Term Global Income Fund/Global
Assets Portfolio. We talked to them about their outlook for the global bond markets in 1995.

Q.   Why have global bonds performed so well this year?  How long can it last?

A. You have to view the first quarter rally in the context of what happened in 1994. Last year was not good for bonds anywhere in the world. By year-end, short-term investors had been frightened out of the market and portfolio maturities were generally low. A number of market participants had shortened maturities expecting rising interest rates. So when interest rates started falling, they were forced to buy longer term bonds, which in turn has fueled bond price increases. Such is life in the investment world. Our belief is that there isn't much steam left in this rally, because although world inflation is low, we are in an economic upturn usually the most bullish environment for bonds.

Q.     Why not just buy U.S. bonds and avoid foreign risk altogether?

A. Foreign bonds do not necessarily follow the U.S. market. One of the attractions of the foreign bond market for risk-tolerant U.S. investors is that there are almost invariably better return opportunities in a number of foreign countries. Since the 1970s, the U.S. has been the best-performing market in only one year -- 1984. This year alone, the Japanese bond market has returned nearly 25% to U.S. investors. Also, there is always a strong case for adding foreign bonds to a domestic portfolio for purposes of diversification.

PRUDENTIAL SHORT-TERM GLOBAL INCOME FUND, INC.        Portfolio of Investments
GLOBAL ASSETS PORTFOLIO                             April 30, 1995 (Unaudited)

Principal                                       US$
 Amount                                        Value
  (000)               Description             (Note 1)
                Australia--8.6%
                Australian Government
                  Treasury Notes,*
A$     3,900    8.60%, 5/24/95...........  $ 2,821,325
                                           -----------
                Canada--11.8%
                Canadian Treasury Bills,*
C$      1,960   8.16%, 6/22/95...........    1,423,584
        1,000   7.88%, 6/29/95...........      725,393
        1,350   8.37%, 8/3/95............      972,101
        1,000   6.88%, 8/10/95...........      718,956
                                           -----------
                                             3,840,034
                                           -----------
                New Zealand--14.2%
                New Zealand Treasury
                  Bills,*
NZ$    7,000    9.65%, 7/5/95............    4,636,427
                                           -----------
                United Kingdom--4.9%
                United Kingdom, C.D.,
BP     1,000    7.59%, 12/15/95..........    1,612,210
                                           -----------
                United States--61.6%
                Joint Repurchase
                  Agreement Account,
                5.93%, 5/1/95, (Note
US$      760      5).....................  $   760,000
                United States Treasury
                  Bills,*
       18,500   5.83%, 5/25/95...........   18,425,699
        1,000   6.36%, 8/10/95...........      983,620
                                           -----------
                                            20,169,319
                                           -----------
                Total Investments--101.1%
                (cost US$32,879,834; Note
                  4).....................   33,079,315
                Liabilities in excess of
                  other
                assets--(1.1%)...........     (352,816)
                                           -----------
                Net Assets--100%.........  $32,726,499
                                           -----------
                                           -----------

------------------
Portfolio securities are classified by country according to the security's currency denomination.
C.D.--Certificates of Deposit.
* Percentage quoted represents yield to maturity as of purchase date.

                       See Notes to Financial Statements.

 PRUDENTIAL SHORT-TERM GLOBAL
 INCOME FUND, INC.
 GLOBAL ASSETS PORTFOLIO
 Statement of Assets and Liabilities
 (Unaudited)

Assets                                                                                       April 30, 1995
                                                                                             --------------
Investments, at value (cost $32,879,834)..................................................    $ 33,079,315
Cash......................................................................................          42,209
Foreign currency, at value (cost $1,577)..................................................           1,704
Receivable for Fund shares sold...........................................................         893,924
Forward currency contracts--net amount receivable from counterparties.....................         815,697
Interest receivable.......................................................................          46,308
Deferred expenses and other assets........................................................          13,159
                                                                                             --------------
  Total assets............................................................................      34,892,316
                                                                                             --------------
Liabilities
Payable for Fund shares reacquired........................................................       1,010,348
Forward currency contracts--net amount payable to counterparties..........................         960,661
Accrued expenses..........................................................................         122,892
Dividends payable.........................................................................          42,087
Management fee payable....................................................................          15,625
Distribution fee payable..................................................................          14,204
                                                                                             --------------
  Total liabilities.......................................................................       2,165,817
                                                                                             --------------
Net Assets................................................................................    $ 32,726,499
                                                                                             --------------
                                                                                             --------------
Net assets were comprised of:
  Common stock, at par....................................................................    $     18,311
  Paid-in capital in excess of par........................................................      48,662,533
                                                                                             --------------
                                                                                                48,680,844
  Accumulated distribution in excess of net investment income.............................      (5,072,919)
  Accumulated net realized loss on investments............................................     (10,936,814)
  Net unrealized appreciation on investments and foreign currencies.......................          55,388
                                                                                             --------------
Net assets, April 30, 1995................................................................    $ 32,726,499
                                                                                             --------------
                                                                                             --------------
Class A:
  Net asset value and redemption price per share ($32,726,499 / 18,310,543 shares of common stock
    issued and outstanding)...............................................................           $1.79
  Maximum sales charge (.99% of offering price)...........................................             .02
                                                                                             --------------
  Maximum offering price to public........................................................           $1.81
                                                                                             --------------
                                                                                             --------------

See Notes to Financial Statements.

 PRUDENTIAL SHORT-TERM GLOBAL
 INCOME FUND, INC.
 GLOBAL ASSETS PORTFOLIO
 Statement of Operations
 (Unaudited)

                                           Six Months
                                             Ended
Net Investment Income                    April 30, 1995
                                         --------------
Income
  Interest...........................      $  1,482,747
                                         --------------
Expenses
  Management fee.....................           111,146
  Distribution fee--Class A..........           101,042
  Custodian's fees and expenses......           115,000
  Transfer agent's fees and
  expenses...........................            29,000
  Reports to shareholders............            18,000
  Directors' fees....................            17,500
  Legal fees.........................            14,000
  Audit fee..........................            12,500
  Registration fees..................            10,000
  Amortization of organization
  expenses...........................             6,000
  Miscellaneous......................             2,359
                                         --------------
    Total expenses...................           436,547
                                         --------------
Net investment income................         1,046,200
                                         --------------
Realized and Unrealized Gain (Loss)
on Investments and Foreign
Currency Transactions
Net realized loss on:
  Investment transactions............          (352,728)
  Foreign currency transactions......          (188,157)
  Written option transactions........          (116,184)
                                         --------------
                                               (657,069)
                                         --------------
Net change in unrealized
  appreciation/ depreciation of:
  Investments........................           285,612
  Foreign currencies.................          (156,764)
                                         --------------
                                                128,848
                                         --------------
  Net loss on investments, foreign
  currencies and written options.....          (528,221)
                                         --------------
Net Increase in Net Assets
Resulting from Operations............      $    517,979
                                         --------------
                                         --------------

 PRUDENTIAL SHORT-TERM GLOBAL
 INCOME FUND, INC.
 GLOBAL ASSETS PORTFOLIO
 Statement of Changes in Net Assets
 (Unaudited)

                              Six Months            Year
Net Increase (Decrease)         Ended              Ended
in Net Assets               April 30, 1995    October 31, 1994
                            --------------    ----------------
Operations
  Net investment income...   $   1,046,200      $    3,377,861
  Net realized loss on
    investments and
    foreign currency
    transactions..........        (657,069)         (3,538,581)
  Net change in unrealized
 appreciation/depreciation
    of investments and
    foreign currencies....         128,848             540,308
                            --------------    ----------------
  Net increase in net
    assets resulting from
    operations............         517,979             379,588
                            --------------    ----------------
Contingent deferred sales
  charges collected.......              --               8,161
                            --------------    ----------------
Dividends and
  distributions
  (Note 1)
  Dividends from net
    investment income
    Class A...............        (451,861)                 --
                            --------------    ----------------
  Dividends in excess of
    net investment income
    Class A...............        (497,874)           (117,091)
    Class B...............              --                (411)
                            --------------    ----------------
                                  (497,874)           (117,502)
                            --------------    ----------------
  Tax return of capital
    distributions
    Class A...............              --          (3,826,815)
    Class B...............              --             (13,439)
                            --------------    ----------------
                                        --          (3,840,254)
                            --------------    ----------------
Fund share transactions
  (Note 6)
  Net proceeds from shares
    subscribed............       1,136,130           4,822,020
  Net asset value of
    shares issued to
    shareholders in
    reinvestment of
    dividends and
    distributions.........         703,121           2,685,643
  Cost of shares
  reacquired..............     (19,218,376)        (82,912,800)
                            --------------    ----------------
  Net decrease in net
    assets from Fund share
    transactions..........     (17,379,125)        (75,405,137)
                            --------------    ----------------
Total decrease............     (17,810,881)        (78,975,144)
Net Assets
Beginning of period.......      50,537,380         129,512,524
                            --------------    ----------------
End of period.............   $  32,726,499      $   50,537,380
                            --------------    ----------------
                            --------------    ----------------

                       See Notes to Financial Statements.

 PRUDENTIAL SHORT-TERM GLOBAL INCOME FUND, INC.
 GLOBAL ASSETS PORTFOLIO
 Notes to Financial Statements
 (Unaudited)

   Prudential Short-Term Global Income Fund, Inc. (the ``Fund''), registered under the Investment Company Act of 1940 as a non-diversified, open-end management investment company, was incorporated in Maryland on February 21, 1990. The Fund consists of two series, namely: Short-Term Global Income Portfolio and Global Assets Portfolio. The Global Assets Portfolio (the ``Portfolio'') commenced investment operations on February 15, 1991. The investment objective of the Portfolio is to seek high current income with minimum risk to principal, by investing primarily in high-quality debt securities in the U.S. and abroad having remaining maturities of not more than one year. The ability of the issuers of the debt securities held by the Fund to meet their obligations may be affected by economic developments in a specific country or industry.

Note 1. Accounting            The following is a summary
Policies                      of significant accounting poli-
                              cies followed by the Fund, and the Portfolio in
the preparation of its financial statements.
Securities Valuation: In valuing the Fund's assets, quotations of foreign securities in a foreign currency are converted to U.S. dollar equivalents at the then current exchange rate. Government securities for which quotations are available will be based on prices provided by an independent pricing service or principal market makers. Other portfolio securities that are actively traded in the over-the-counter market, including listed securities for which the primary market is believed to be over-the-counter, will be valued at the average of the quoted bid and asked prices provided by an independent pricing service or by principal market makers. Any security for which the primary market is on an exchange is valued at the last sale price on such exchange on the day of valuation or, if there was no sale on such day, the last bid price quoted on such day. Securities for which market quotations are not readily available are valued at fair value as determined in good faith by or under the direction of the Board of Directors.

   Short-term securities which mature in more than 60 days are valued at current market quotations. Short-term securities which mature in 60 days or less are valued at amortized cost which approximates market value.

   In connection with transactions in repurchase agreements with U.S. financial institutions, it is the Fund's policy that its custodian or designated subcustodians, as the case may be under triparty repurchase agreements, take possession of the underlying collateral securities, the value of which exceeds the principal amount of the repurchase transaction including accrued interest. If the seller defaults and the value of the collateral declines or if bankruptcy proceedings are commenced with respect to the seller of the security, realization of the collateral by the Fund may be delayed or limited.
Foreign Currency Translation: The books and records of the Fund are maintained in U.S. dollars. Foreign currency amounts are translated into U.S. dollars on the following basis:

   (i) market value of investment securities, other assets and liabilities--at the closing daily rate of exchange;

   (ii) purchases and sales of investment securities, income and expenses--at the rate of exchange prevailing on the respective dates of such transactions.

   Although the net assets of the Fund are presented at the foreign exchange rates and market values at the close of the period, the Fund does not isolate that portion of the results of operations arising as a result of changes in the foreign exchange rates from the fluctuations arising from changes in the market prices of securities held at period end. Similarly, the Fund does not isolate the effect of changes in foreign exchange rates from the fluctuations arising from changes in the market prices of debt securities sold during the period. Accordingly, such realized foreign currency gains and losses are included in the reported net realized gains/losses on investment transactions.

   Net realized losses on foreign currency transactions represents net foreign exchange gains and losses from sales and maturities of short-term securities and forward currency contracts, holding of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of interest and foreign taxes recorded on the Fund's books and the U.S. dollar equivalent amounts actually received or paid. Net currency gains and losses from valuing foreign currency denominated assets (excluding investments) and liabilities at period end exchange rates are reflected as a component of net unrealized appreciation/depreciation on investments and foreign currencies.

   Foreign security and currency transactions may involve certain considerations and risks not typically associated with those of U.S. companies as a result of, among other factors, the possibility of political and economic instability and the level of governmental supervision and regulation of foreign securities markets.

Forward Currency Contracts: A forward currency contract is a commitment to purchase or sell a foreign currency at a future date at a negotiated forward rate. The Fund enters into forward currency contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign portfolio holdings or on specific receivables and payables denominated in a foreign currency. The contracts are valued daily at current exchange rates and any unrealized gain or loss is included in net unrealized appreciation or depreciation on investments. Gain or loss is realized on the settlement date of the contract equal to the difference between the settlement value of the original and renegotiated forward contracts. This gain or loss, if any, is isolated and is included in net realized gain (loss) from foreign currency transactions. Risks may arise upon entering into these contracts from the potential inability of the counterparties to meet the terms of their contracts.

Options: The Fund may either purchase or write options in order to hedge against adverse market movements or fluctuations in value caused by changes in prevailing interest rates or foreign currency exchange rates with respect to securities or currencies which the Fund currently owns or intends to purchase. When the Fund purchases an option, it pays a premium and an amount equal to that premium is recorded as an investment. When the Fund writes an option, it receives a premium and an amount equal to that premium is recorded as a liability. The investment or liability is adjusted daily to reflect the current market value of the option. If an option expires unexercised, the Fund realizes a gain or loss to the extent of the premium received or paid. If an option is exercised, the premium received or paid is an adjustment to the proceeds from the sale or the cost basis of the purchase in determining whether the Fund has realized a gain or loss. The difference between the premium and the amount received or paid on effecting a closing purchase or sale transaction is also treated as a realized gain or loss. Gain or loss on purchased options is included in net realized gain (loss) on investment transactions. Gain or loss on written options is presented separately as net realized gain (loss) on written option transactions.

Securities Transactions and Investment Income: Securities transactions are recorded on the trade date. Realized gains and losses from security and currency transactions are calculated on the identified cost basis. Interest income is recorded on the accrual basis.

Equalization: The Fund follows the accounting practice known as equalization by which a portion of the proceeds from sales and costs of reacquisitions of Fund shares, equivalent on a per share basis to the amount of distributable net investment income on the date of the transaction, is credited or charged to undistributed net investment income. As a result, undistributed net investment income per share is unaffected by sales or reacquisitions of the Fund's shares. Dividends and Distributions: The Fund declares daily and pays dividends from book basis net investment income monthly and makes distributions at least annually of any net capital gains. Dividends and distributions are recorded on the ex-dividend date.

   Income distributions and capital gain distributions are determined in accordance with income tax regulations which may differ from generally accepted accounting principles. These differences are primarily due to differing treatments for foreign currency transactions.

Reclassification of Capital Accounts: The Portfolio accounts and reports for distributions to shareholders in accordance with Statement of Position 93-2; Determination, Disclosure, and Financial Statement Presentation of Income, Capital Gain, and Return of Capital Distributions by Investment Companies. The effect of applying this statement was to increase accumulated distributions in excess of net investment income and decrease accumulated net realized loss on investments by $556,802. This was primarily the result of net foreign currency losses incurred for the six months ended April 30, 1995. Net investment income, net realized gains and net assets were not affected by this change. Included in accumulated distributions in excess of net investment income as of April 30, 1995 is $4,505,980 of equalization debits.

Federal Income Taxes: For federal income tax purposes, each portfolio in the Fund is treated as a separate taxpaying entity. It is the Portfolio's intent to continue to meet the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute all of its taxable income to shareholders. Therefore, no federal income tax provision is required.

   Withholding taxes on foreign interest have been provided for in accordance with the Fund's understanding of the applicable country's tax rules and rates. Deferred Organization Expenses: Approximately $60,000 of organization and initial registration costs were incurred. These costs have been deferred and are being amortized over the period of benefit not to exceed 60 months from the date the Portfolio commenced investment operations.

Note 2. Agreements            The Fund has a management
                              agreement with Prudential Mutual Fund Management,
Inc. (``PMF''). Pursuant to this agreement, PMF has responsibility for all investment advisory services and supervises the subadviser's performance of such services. PMF has entered into a subadvisory agreement with The Prudential Investment Corporation (``PIC''); PIC furnishes investment advisory services in connection with the management of the Fund. PMF pays for the cost of the subadviser's services, the compensation of officers of the Fund, occupancy and certain clerical and bookkeeping costs of the Fund. The Fund bears all other costs and expenses.

   The management fee paid PMF is computed daily and payable monthly at an annual rate of .55 of 1% of the average daily net assets of the Portfolio.

   The Portfolio has a distribution agreement with Prudential Mutual Fund Distributors, Inc. (``PMFD''), which acts as the distributor of the Class A shares of the Portfolio. The Portfolio compensates PMFD for distributing and servicing the Portfolio's Class A shares, pursuant to a plan of distribution, regardless of expenses actually incurred by PMFD. The distribution fees are accrued daily and payable monthly.

   Pursuant to the Class A Plan, the Portfolio compensates PMFD for distribution-related activities at an annual rate of up to .50 of 1% of the average daily net assets of the Class A shares.

   PMFD has advised the Portfolio that it has received approximately $1,300 in front-end sales charges resulting from sales of Class A shares during the six months ended April 30, 1995. From these fees, PMFD paid such sales charges to Prudential Securities Incorporated (``PSI'') and Pruco Securities Corporation, affiliated broker-dealers, which in turn paid commissions to salespersons and incurred other distribution costs.

   PMFD is a wholly-owned subsidiary of PMF; PSI, PMF and PIC are indirect, wholly-owned subsidiaries of The Prudential Insurance Company of America.

Note 3. Other                 Prudential Mutual Fund Ser-
Transactions                  vices, Inc. (``PMFS''), a
With Affiliates               wholly-owned subsidiary of
                              PMF, serves as the Fund's transfer agent and
during the six months ended April 30, 1995, the Portfolio incurred fees of approximately $24,300 for the services of PMFS. As of April 30, 1995, approximately $3,800 of such fees were due to PMFS for its services. Transfer Agent fees and expenses in the Statement of Operations include certain out-of-pocket expenses paid to non-affiliates.

Note 4. Portfolio             The federal income tax basis
Securities                    of the Portfolio's investments
                              at April 30, 1995 was substantially the same as
the basis for financial reporting purposes and, accordingly, net unrealized appreciation for federal income tax purposes was $199,481 (gross unrealized appreciation--$388,846; gross unrealized depreciation--$189,365).

   For federal income tax purposes, the Portfolio has a capital loss carryforward as of October 31, 1994 of approximately $10,837,000 of which $4,584,000 expires in 2000 and $6,253,000 expires in 2001. Accordingly, no capital gains distributions are expected to be paid to shareholders until future net gains have been realized in excess of such carryforward.

   Transactions in options written during the six months ended April 30, 1995 were as follows:

                                      Number of
                                      Contracts     Premiums
                                        (000)       Received
                                      ----------    --------
Options outstanding at
  October 31, 1994.................           --          --
Options written....................    1,149,145    $ 44,248
Options terminated in closing
  purchase transactions............   (1,149,145)    (44,248)
                                      ----------    --------
Options outstanding at
  April 30, 1995...................           --          --
                                      ----------    --------
                                      ----------    --------

   At April 30, 1995, the Portfolio had outstanding forward currency contracts, both to purchase and sell foreign currencies, as follows:

                           Value at
   Foreign Currency     Settlement Date    Current     Appreciation
  Purchase Contracts        Payable         Value     (Depreciation)
----------------------- ---------------  -----------  --------------
Australian Dollars,
  expiring 5/10/95.....   $   4,496,101  $ 4,409,254     $   (86,847)
British Pounds,
  expiring
  5/12-6/12/95.........       5,813,210    5,867,747          54,537
Deutschemarks,
  expiring
  5/2-11/1/95..........      29,293,197   29,642,644         349,447
Japanese Yen,
  expiring
  6/6-6/12/95..........       2,190,624    2,199,346           8,722
New Zealand Dollars,
  expiring 5/3/95......       1,031,690    1,045,945          14,255
Spanish Pesetas,
  expiring
  9/11-11/2/95.........       4,844,396    5,142,239         297,843
Swedish Krona,
  expiring 9/29/95.....         710,000      721,993          11,993
                        ---------------  -----------  --------------
                          $  48,379,218  $49,029,168     $   649,950
                        ---------------  -----------  --------------
                        ---------------  -----------  --------------

                           Value at
 Foreign Currency       Settlement Date    Current     Appreciation
  Sale Contracts          Receivable        Value     (Depreciation)
----------------------- ---------------  -----------  --------------
Australian Dollars,
  expiring
  5/10-6/13/95.........   $   7,272,709  $ 7,212,464    $     60,245
British Pounds,
  expiring 5/12/95.....       1,594,530    1,611,474         (16,944)
Canadian Dollars,
  expiring 5/18/95.....       1,710,865    1,732,715         (21,850)
Deutschemarks,
  expiring
  5/2-11/1/95..........      31,062,462   31,472,097        (409,635)
Italian Lira,
  expiring 5/18/95.....         631,496      642,197         (10,701)
Japanese Yen,
  expiring 6/6/95......       2,200,000    2,224,826         (24,826)
New Zealand Dollars,
  expiring 5/3-6/2/95..       2,034,859    2,089,449         (54,590)
Spanish Pesetas
  expiring
  9/11-11/2/95.........       4,838,960    5,147,429        (308,469)
Swedish Krona,
  expiring 9/29/95.....         710,000      718,144          (8,144)
                        ---------------  -----------  --------------
                          $  52,055,881  $52,850,795    $   (794,914)
                        ---------------  -----------  --------------
                        ---------------  -----------  --------------

Note 5. Joint                 The Portfolio, along with
Repurchase                    other affiliated registered
Agreement                     investment companies, trans-
Account                       fers uninvested cash balances
                              into a single joint account, the daily aggregate
balance of which is invested in one or more repurchase agreements collateralized by U.S. Treasury or Federal agency obligations. At April 30, 1995, the Fund had a .11% undivided interest in the repurchase agreements in the joint account. The undivided interest for the Fund represented $760,000 in principal amount. As of such date, each repurchase agreement in the joint account and the value of the collateral therefor were as follows:

   Bear, Stearns & Co., 5.92%, in the principal amount of $125,000,000, repurchase price $125,061,667, due 5/1/95. The value of the collateral including accrued interest is $127,647,875.

   UBS Securities Inc., 5.93%, in the principal amount of $100,000,000, repurchase price $100,049,417, due 5/1/95. The value of the collateral including accrued interest is $102,062,500.

   Morgan Stanley and Co., Inc., 5.93%, in the principal amount of $225,000,000, repurchase price $225,111,188, due 5/1/95. The value of the collateral including accrued interest is $229,640,625.

   CS First Boston Corp., 5.93%, in the principal amount of $225,000,000, repurchase price $225,111,188, due 5/1/95. The value of the collateral including accrued interest is $229,640,625.

Note 6. Capital               The Portfolio currently offers
                              only Class A shares which are sold with a
front-end sales charge of up to .99%. The Portfolio discontinued offering Class B shares on April 14, 1993. Class B shares automatically converted to Class A shares upon being held longer than one year from the date of purchase. Effective May 10, 1994, the remaining Class B shares converted to Class A shares. There are 500 million authorized shares of $.001 par value common stock divided into two classes, designated Class A and Class B common stock, each of which consists of 250 million authorized shares.

   Transactions in shares of common stock for the six months ended April 30, 1995 and the fiscal year ended October 31, 1994 were as follows:

Class A                            Shares          Amount
-------------------------------  -----------    ------------
Six months ended April 30,
  1995:
Shares sold....................      637,013    $  1,136,130
Shares issued in reinvestment
  of dividends.................      394,653         703,121
Shares reacquired..............  (10,760,411)    (19,218,376)
                                 -----------    ------------
Net decrease in shares
  outstanding..................   (9,728,745)   $(17,379,125)
                                 -----------    ------------
                                 -----------    ------------
Year ended October 31, 1994:
Shares sold....................    1,787,071    $  3,241,520
Shares sold--conversion from
  Class B......................      844,439       1,580,500
Shares issued in reinvestment
  of dividends.................    1,447,695       2,676,200
Shares reacquired..............  (43,793,517)    (80,885,842)
                                 -----------    ------------
Net decrease in shares
  outstanding..................  (39,714,312)   $(73,387,622)
                                 -----------    ------------
                                 -----------    ------------
Class B
-------------------------------
Year ended October 31, 1994:
Shares issued in reinvestment
  of dividends.................        4,960    $      9,443
Shares reacquired..............     (236,484)       (446,458)
Shares reacquired--conversion
  into Class A.................     (831,163)     (1,580,500)
                                 -----------    ------------
Net decrease in shares
  outstanding..................   (1,062,687)   $ (2,017,515)
                                 -----------    ------------
                                 -----------    ------------

 PRUDENTIAL SHORT-TERM GLOBAL INCOME FUND, INC.
 GLOBAL ASSETS PORTFOLIO
 Financial Highlights
 (Unaudited)

                                        Class A                                                     Class B
             -------------------------------------------------------------    ---------------------------------------------------
                                                              February 15,    November 1,                            February 15,
             Six Months              Year Ended                  1991*           1993             Year Ended            1991*
               Ended                 October 31,                through         through           October 31,          through
             April 30,     -------------------------------    October 31,       May 9,        -------------------    October 31,
                1995        1994        1993        1992          1991           1994@         1993        1992          1991
             ----------    -------    --------    --------    ------------    -----------     -------    --------    ------------
PER SHARE
 OPERATING
  PERFORMANCE:
Net asset
 value,
 beginning
 of  period.. $    1.80    $  1.88    $   1.89    $   2.00      $   2.00         $1.90        $  1.89    $   2.00      $     2.00
             ----------    -------    --------    --------    ------------       -----        -------    --------    ------------
Income
  from
 investment
 operations
Net
 investment
 income...          .04        .08         .12         .16           .12D          .04            .12         .15             .11D
Net
 realized
 and
 unrealized
 gain (loss)
 on
 investment
 and foreign
 currency
 transactions....  (.01)      (.07)       (.04)      (.13)           --           (.03)          (.04)       (.13)             --
              ----------   -------    --------    --------    ------------       -----        -------    --------    ------------
  Total
    from
    investment
    operations... .03        .01          .08         .03           .12           .01            .08         .02             .11
                 -------   -----     --------    --------    ------------       -----        -------    --------    ------------
Less
distributions
Dividends
 from net
 investment
 income...       (04)        --         (.04)       (.14)         (.12)           --           (.04)       (.13)           (.11)
Tax return
 of capital
 distributions.   --       (.09)        (.05)        --            --           (.05)          (.05)         --              --
             -------    -------      --------    --------    ------------      -----        -------    --------    ------------
  Total
  distributions. (.04)    (.09)         (.09)      (.14)         (.12)          (.05)          (.09)       (.13)           (.11)
             --------   -------      --------    --------    ----------         -----        -------    --------    ------------
Contingent
 deferred
 sales
 charges
 collected...     --       --           --          --            --             .03            .02          --              --
           ----------    -------    --------    --------    ------------         -----       -------    --------    ------------
Net asset
 value,
 end of
 period... $    1.79    $  1.80    $   1.88    $   1.89      $   2.00         $1.89        $  1.90    $   1.89      $     2.00
           ----------    -------    --------    --------    ------------       -----        -------    --------    ------------
           ----------    -------    --------    --------    ------------       -----        -------    --------    ------------
TOTAL
RETURN#:...     1.81%      0.47%       4.36%       1.46%         5.91%         2.33%          5.47%       0.94%           5.53%
RATIOS/SUPPLEMENTAL
  DATA:
Net assets,
 end of
 period
 (000)...   $  32,726    $50,537    $127,490    $113,412      $ 86,443            $0        $ 2,023    $199,890      $  134,015
Average
 net
 assets
 (000)...   $  40,752    $82,267    $153,339    $138,331      $ 23,224         $ 525        $52,653    $248,941      $   42,449
Ratios to
 average
 net assets:
Expenses,
 including
 distribution
 fees......    2.11%**    1.73%       1.48%       1.33%         1.25%D**      1.21%**        1.61%       1.83%           1.75%D**
Expenses,
 excluding
 distribution
 fees.....     1.61%**    1.23%        .98%        .83%          .75%D**      1.21%**         .98%        .83%            .75%D**
Net
 investment
 income...     5.18%**    4.09%       6.44%       8.16%         8.64%D**      4.48%**        6.31%       7.66%           8.21%D**

---------------
   * Commencement of investment operations.
  ** Annualized.
   # Total return does not consider the effects of sales loads. Total return is calculated assuming a purchase of shares on the first day and a sale on the last day of each period reported and includes reinvestment of dividends. Total returns for periods of less than a full year are not annualized.
   D Net of expense subsidy.
   @ Last day of investment operations of Class B shares. On May 10, 1994, all existing Class B shares were converted to Class A shares.

See Notes to Financial Statements.

Directors
Stephen C. Eyre
Delayne Dedrick Gold
Don G. Hoff
Harry A. Jacobs, Jr.
Sidney R. Knafel
Robert E. La Blanc
Lawrence C. McQuade
Thomas A. Owens, Jr.
Richard A. Redeker
Clay T. Whitehead

Officers
Lawrence C. McQuade, President
Robert F. Gunia, Vice President
Susan C. Cote, Treasurer
S. Jane Rose, Secretary

Manager
Prudential Mutual Fund Management, Inc.
One Seaport Plaza
New York, NY 10292

Investment Adviser
The Prudential Investment Corporation
Prudential Plaza
Newark, NJ 07101

Distributors
Prudential Mutual Fund Distributors, Inc.
Prudential Securities Incorporated
One Seaport Plaza
New York, NY 10292

Custodian
State Street Bank and Trust Company
One Heritage Drive
North Quincy, MA 02171

Transfer Agent
Prudential Mutual Fund Services, Inc.
P.O. Box 15005
New Brunswick, NJ 08906

Independent Accountants
Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281

Legal Counsel
Shereff, Friedman, Hoffman & Goodman
919 Third Avenue
New York, NY 10022

Prudential Mutual Funds
One Seaport Plaza
New York, NY 10292
Toll Free (800) 225-1852, Collect (908) 417-7555
The accompanying financial statements as of April 30, 1995 were not audited and, accordingly, no opinion is expressed on them. This report is not authorized for distribution to prospective investors unless preceded or accompanied by a current prospectus.

                                                         MF149E2
74436H309             (LOGO)                             Cat. #4443624

SEMI-ANNUAL REPORT                          April 30, 1995

Prudential
Short-Term Global Income Fund, Inc.


(ICON)

Global Assets
Portfolio

(LOGO)

Letter to Shareholders

December 19, 1994

Dear Shareholder:

The market environment facing global fixed income funds over the past 12 months was extremely difficult. The volatile interest rate and currency market conditions in 1994 were to global fixed income instruments what 1987 was to equities -- extraordinarily unfavorable. Nevertheless, we are pleased to have this opportunity to update you on your Fund's activities. Because of the limited maturity profile of the Global Assets Portfolio, this Fund was able to avoid some of the problems of a rising interest rate climate, and the Fund's performance over the year, was less volatile than most of the global short-term income funds. For the year, your Fund performed in line with the Lipper Short-Term Multi-Market Average.

                      HISTORICAL TOTAL RETURNS1
                       As of October 31, 1994
                               One Year            Since Inception2
Class A                          +0.5%                 +12.7%
Lipper ST World
  Multi-Mkt Avg.3                +0.7                   N/A

                    AVERAGE ANNUAL TOTAL RETURNS4
                      As of September 30, 1994
                                One Year            Since Inception2
Class A                          -0.5%                  +2.9%

1 Source: Prudential Mutual Fund Management. Past performance is not a guarantee of future results. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. These figures do not take into account sales charges.

2 Inception dates: 2/15/91 Class A.

3 This is the average of 63 funds in the Short-Term World Multi-Market Average, according to Lipper Analytical Services, Inc.

4 Source: Prudential Mutual Fund Management. These figures take into account applicable sales charges. The Fund charges a maximum sales load of .99% for Class A shares.

Fund Overview

The Global Assets Portfolio invests in short-term, worldwide debt securities with remaining maturities of not more than one year.
The Fund's net asset value as of October 31, 1994 was $1.80 for Class
A. The Fund also paid dividends of $0.09 per Class A share for the 12-month period ended October 31, 1994.

Bond Markets

The market climate of falling interest rates that were so favorable for global fixed income funds essentially disappeared during 1994.
The dollar bloc countries led a backup in interest rates (US, Canada, Australia, and New Zealand). With surging economic growth, inflation fears and upward interest rate pressures, this weighed heavily on bond prices. The result, even at the short end of nearly every bond market around the world, was negative return. Interest rate hikes by the US Federal Reserve were followed by, and in some cases (like Australia) exceeded, hikes in other dollar bloc bond markets.

The dramatic rise in market interest rates in many countries far exceeded official interest rate hikes. At the beginning of the year, the Fund held securities in the US, Mexico, Canada, Australia, and New Zealand. Bond prices in the portfolio fell as interest rates rose, although the relatively short maturity structure offered some shelter. However, we sold securities at lower prices to meet redemption requests. Subsequently, the depth and speed with which the same economies rebounded resulted in sharp reversals of monetary policy, and short-term rates shot up. Additionally, the cross hedges we had put in place for the currency exposure in the Italian, Swedish, and Spanish markets lost ground.

Over the last few months, we positioned the Fund in Mexico in both peso-denominated Cetes and dollar-denominated Tesobonos. Now, we continue to favor New Zealand among the dollar-block markets, and are holding positions there, as well as in Canada, Australia and the U.S.
As rates have risen, we have been able to lock in quite attractive yields.

Currency Markets

Further confounding the environment over the period was a volatile trading pattern exhibited by the U.S. dollar. While rising interest rates in the US (accompanied by a cumulative hike of 225 basis points engineered by the Federal Reserve) would in most periods have pushed the US dollar higher, concerns about trade policy with Japan, our chronic (and rising) current account deficit, and general lack of confidence about US policy in general instead weighed the dollar down -- certainly relative to the Japanese yen, and even compared to some of the slower-growing countries of Europe.

We had anticipated that rising US interest rates in combination with flat European rates would strengthen the dollar, and during the first and second quarters of 1994, hedged a significant portion of the Fund's assets back into US dollars. We hedged non-core European bond exposure by cross hedging with Deutschemarks and Yen. When the anticipated US dollar recovery failed to materialize, these positions lost ground.
During the third quarter, we recaptured some positive currency movement by lifting some of the hedges, and then repositioning. We are now holding primarily dollar bloc currencies, and hedging our UK exposure through Deutschemarks.

Outlook

This year has unquestionably been a tough one for global fixed income. However, there has been a positive aspect for funds such as yours. As rates have risen, we have been able to capture some higher yielding coupons that will increase the income stream to the Fund. We believe, looking forward, that there will be relief from the volatility experienced in the global bond environment over the past year, and that the current level of interest rates worldwide will provide some opportunity for more positive performance in the coming year.

As always, it is a pleasure to have you as a shareholder of the Prudential Short-Term Global Income Fund / Global Assets Portfolio and to take this opportunity to report our activities to you.

Sincerely,

Lawrence C. McQuade
President


Jeffrey Brummette
Portfolio Manager

PRUDENTIAL SHORT-TERM GLOBAL INCOME FUND, INC.        Portfolio of Investments
GLOBAL ASSETS PORTFOLIO                                       October 31, 1994

Principal                                       US$          Principal                                       US$
 Amount                                        Value          Amount                                        Value
  (000)               Description             (Note 1)         (000)               Description             (Note 1)
                SHORT-TERM INVESTMENTS--101.6%
                Australia--5.3%
                South Australia Finance
                  Auth.,
A$     3,500    13.00%, 7/15/95..........  $ 2,691,902
                                           -----------
                Canada--4.2%
                Canadian Treasury
                  Bills,**
C$     1,000    7.83%, 6/29/95...........      709,735
       2,000    6.90%, 8/10/95...........    1,407,119
                                           -----------
                                             2,116,854
                                           -----------
                Italy--3.9%
                General Electric Capital
                  Corp.,
Lira 3,000,000  11.50%, 2/7/95...........    1,956,318
                                           -----------
                Mexico--9.8%
                Mexican Cetes,**
MP     3,500    14.50%, 12/8/94..........    1,003,983
      10,773    13.20%, 8/17/95..........    2,818,954
         510    13.20%, 9/7/95...........      132,480
       3,822    13.10%, 9/21/95..........      988,057
                                           -----------
                                             4,943,474
                                           -----------
                New Zealand--17.1%
                New Zealand Treasury
                  Bills,**
NZ$   10,500    7.45%, 12/19/94..........    6,399,163
       3,668    7.56%, 1/11/95...........    2,223,291
                                           -----------
                                             8,622,454
                                           -----------
                Spain--4.2%
                Kingdom of Spain,**
Pts   265,000   11.40%, 7/15/95..........    2,144,717
                                           -----------
                United States--57.1%
                Fuji Bank, Ltd., C.P.,
US$    4,000    4.84%, 11/1/94...........    4,000,000
                Joint Repurchase
                  Agreement Account,
                4.77%, 11/1/94 (Note
US$    9,966      5).....................  $ 9,966,000
                Mexican Tesobonos,**
       2,078    7.10%, 11/10/94..........    2,075,507
       3,156    8.45%, 7/27/95...........    2,970,819
       2,000    8.41%, 8/17/95...........    1,873,443
                Mitsubishi Bank, Ltd.,
                  C.P.,
       4,000    4.88%, 11/1/94...........    4,000,000
                Wal-Mart Stores Inc.,
                  C.P.,
       4,000    4.75%, 11/2/94...........    3,999,472
                                           -----------
                                            28,885,241
                                           -----------
                Total short-term
                  investments
                  (cost US$51,095,673)...   51,360,960
                                           -----------

                OUTSTANDING OPTIONS
Contracts(D)    PURCHASED*--0.2%
------------
                Currency Call Options
                Australian Dollars,
A$     7,700    expiring 11/23/94
                  @ A$0.7413.............       37,722
                Japanese Yen,
(YEN)   3,600   expiring 5/5/95
                  @ (YEN)105.50..........        9,720
                Currency Put Options
                Japanese Yen,
(YEN)   2,900   expiring 1/26/95
                  @ (YEN)93.70...........       23,490
                Cross-Currency Put
                  Options
                Deutschemarks,
                  expiring 1/12/95
                @ DM 972.30 per Italian
DM     2,700      Lira...................        1,620
                @ DM 974.16 per Italian
       3,700      Lira...................          737

                                      -4-     See Notes to Financial Statements.

PRUDENTIAL SHORT-TERM GLOBAL INCOME FUND, INC.
GLOBAL ASSETS PORTFOLIO

                                              US$
                                             Value
Contracts(D)         Description           (Note 1)
                Cross-Currency Put
                  Options--cont'd.
                Deutschemarks,
                expiring 1/20/95
DM     7,600      @ DM 4.6015
                  per Swedish Krona......  $    19,152
                                           -----------
                Total outstanding options
                  purchased (cost
                  US$377,947)............       92,441
                                           -----------
                Total Investments--101.8%
                (cost $51,473,620; Note
                  4).....................   51,453,401
                Liabilities in excess of
                  other assets--(1.8%)...     (916,021)
                                           -----------
                Net Assets--100%.........  $50,537,380
                                           -----------
                                           -----------

------------------
Portfolio securities are classified by country according to the security's currency denomination.
C.P.--Commercial Paper
 * Non-income producing security.
** Percentage quoted represents yield to maturity as of purchase date.
 (D) Expressed in thousands of local currency units.
                                      -5-     See Notes to Financial Statements.

 PRUDENTIAL SHORT-TERM GLOBAL
 INCOME FUND, INC.
 GLOBAL ASSETS PORTFOLIO
 Statement of Assets and Liabilities

Assets                                                                                     October 31, 1994
                                                                                           ----------------
Investments, at value (cost $51,473,620)................................................     $ 51,453,401
Cash....................................................................................           29,306
Foreign currency, at value (cost $3,769)................................................            3,790
Forward currency contracts--net amount receivable from counterparties...................          647,171
Interest receivable.....................................................................          338,383
Deferred expenses and other assets......................................................           13,341
                                                                                           ----------------
  Total assets..........................................................................       52,485,392
                                                                                           ----------------
Liabilities
Payable for Fund shares reacquired......................................................          964,012
Forward currency contracts--net amount payable to counterparties........................          710,661
Accrued expenses........................................................................          147,027
Dividends payable.......................................................................           69,065
Due to Manager..........................................................................           24,747
Due to Distributor......................................................................           22,497
Withholding taxes payable...............................................................           10,003
                                                                                           ----------------
  Total liabilities.....................................................................        1,948,012
                                                                                           ----------------
Net Assets..............................................................................     $ 50,537,380
                                                                                           ----------------
                                                                                           ----------------
Net assets were comprised of:
  Common stock, at par..................................................................     $     28,039
  Paid-in capital in excess of par......................................................       66,031,930
                                                                                           ----------------
                                                                                               66,059,969
  Accumulated distributions in excess of net investment income..........................       (4,612,582)
  Accumulated net realized loss on investments..........................................      (10,836,547)
  Net unrealized depreciation on investments and foreign currencies.....................          (73,460)
                                                                                           ----------------
Net assets, October 31, 1994............................................................     $ 50,537,380
                                                                                           ----------------
                                                                                           ----------------
Class A:
  Net asset value and redemption price per share ($50,537,380 / 28,039,288 shares of common stock
    issued and outstanding).............................................................            $1.80
  Maximum sales charge (.99% of offering price).........................................              .02
                                                                                           ----------------
  Maximum offering price to public......................................................            $1.82
                                                                                           ----------------
                                                                                           ----------------

See Notes to Financial Statements.
                                      -6-

 PRUDENTIAL SHORT-TERM GLOBAL
 INCOME FUND, INC.
 GLOBAL ASSETS PORTFOLIO
 Statement of Operations

                                           Year Ended
                                          October 31,
Net Investment Income                         1994
                                         --------------
Income
  Interest...........................     $   4,813,682
                                         --------------
Expenses
  Management fee.....................           453,970
  Distribution fee--Class A..........           411,334
  Custodian's fees and expenses......           303,000
  Transfer agent's fees and
  expenses...........................            97,000
  Reports to shareholders............            36,000
  Directors' fees....................            35,000
  Legal fees.........................            27,000
  Audit fee..........................            25,000
  Registration fees..................            22,000
  Amortization of organization
  expenses...........................            12,000
  Miscellaneous......................            13,517
                                         --------------
    Total expenses...................         1,435,821
                                         --------------
Net investment income................         3,377,861
                                         --------------
Realized and Unrealized
Gain (Loss) on Investments and
Foreign Currency Transactions
Net realized gain (loss) on:
  Investment transactions............        (1,211,080)
  Foreign currency transactions......        (2,748,152)
  Written option transactions........           420,651
                                         --------------
                                             (3,538,581)
                                         --------------
Net change in unrealized
  appreciation/ depreciation of:
  Investments........................          (132,005)
  Foreign currencies.................           658,538
  Written options....................            13,775
                                         --------------
                                                540,308
                                         --------------
Net loss on investments, foreign
  currencies and written options.....        (2,998,273)
                                         --------------
Net Increase in Net Assets
Resulting from Operations............     $     379,588
                                         --------------
                                         --------------

 PRUDENTIAL SHORT-TERM GLOBAL
 INCOME FUND, INC.
 GLOBAL ASSETS PORTFOLIO
 Statement of Changes in Net Assets

                               Year Ended October 31,
Net Increase (Decrease)    -------------------------------
in Net Assets                   1994             1993
                           --------------    -------------
Operations
  Net investment
  income.................   $   3,377,861    $  14,327,588
  Net realized loss on
    investments and
    foreign currency
    transactions.........      (3,538,581)     (21,161,713)
  Net change in
    unrealized
appreciation/depreciation
    of investments and
    foreign currencies...         540,308       17,158,011
                           --------------    -------------
  Net increase in net
    assets resulting from
    operations...........         379,588       10,323,886
                           --------------    -------------
Contingent deferred sales
  charges collected (Note
  2).....................           8,161           25,932
                           --------------    -------------
Net equalization
  debits.................              --       (3,675,103)
                           --------------    -------------
Dividends and
  distributions (Note 1)
  Dividends from net
    investment income
    Class A..............              --       (3,217,487)
    Class B..............              --       (1,053,946)
                           --------------    -------------
                                       --       (4,271,433)
                           --------------    -------------
  Dividends in excess of
    net investment income
    Class A..............        (117,091)              --
    Class B..............            (411)              --
                           --------------    -------------
                                 (117,502)              --
                           --------------    -------------
  Tax return of capital
    distributions
    Class A..............      (3,826,815)      (4,026,397)
    Class B..............         (13,439)      (1,318,920)
                           --------------    -------------
                               (3,840,254)      (5,345,317)
                           --------------    -------------
Fund share transactions
  (Note 6)
  Net proceeds from
    shares subscribed....       4,822,020      169,695,598
  Net asset value of
    shares issued to
    shareholders in
    reinvestment of
    dividends and
    distributions........       2,685,643        5,821,978
  Cost of shares
  reacquired.............     (82,912,800)    (356,365,191)
                           --------------    -------------
  Net decrease in net
    assets from Fund
    share transactions...     (75,405,137)    (180,847,615)
                           --------------    -------------
Total decrease...........     (78,975,144)    (183,789,650)
Net Assets
Beginning of year........     129,512,524      313,302,174
                           --------------    -------------
End of year..............   $  50,537,380    $ 129,512,524
                           --------------    -------------
                           --------------    -------------

See Notes to Financial Statements.        See Notes to Financial Statements.
                                      -7-

 PRUDENTIAL SHORT-TERM GLOBAL INCOME FUND, INC.
 GLOBAL ASSETS PORTFOLIO
 Notes to Financial Statements
   Prudential Short-Term Global Income Fund, Inc. (the ``Fund''), registered under the Investment Company Act of 1940 as a non-diversified, open-end management investment company, was incorporated in Maryland on February 21, 1990. The Fund consists of two series, namely: Short-Term Global Income Portfolio and Global Assets Portfolio. The Global Assets Portfolio (the ``Portfolio'') commenced investment operations on February 15, 1991. The investment objective of the Portfolio is to seek high current income with minimum risk to principal, by investing primarily in high-quality debt securities in the U.S. and abroad having remaining maturities of not more than one year. The ability of the issuers of the debt securities held by the Fund to meet their obligations may be affected by economic developments in a specific country or industry.

Note 1. Accounting            The following is a summary
Policies                      of significant accounting poli-
                              cies followed by the Fund, and the Portfolio in
the preparation of its financial statements.
Securities Valuation: In valuing the Fund's assets, quotations of foreign securities in a foreign currency are converted to U.S. dollar equivalents at the then current exchange rate. Government securities for which quotations are available will be based on prices provided by an independent pricing service or principal market makers. Other portfolio securities that are actively traded in the over-the-counter market, including listed securities for which the primary market is believed to be over-the-counter, will be valued at the average of the quoted bid and asked prices provided by an independent pricing service or by principal market makers. Any security for which the primary market is on an exchange is valued at the last sale price on such exchange on the day of valuation or, if there was no sale on such day, the last bid price quoted on such day. Securities for which market quotations are not readily available are valued at fair value as determined in good faith by or under the direction of the Board of Directors.

   Short-term securities which mature in more than 60 days are valued at current market quotations. Short-term securities which mature in 60 days or less are valued at amortized cost which approximates market value.

   In connection with transactions in repurchase agreements with U.S. financial institutions, it is the Fund's policy that its custodian or designated subcustodians, as the case may be under triparty repurchase agreements, takes possession of the underlying collateral securities, the value of which exceeds the principal amount of the repurchase transaction including accrued interest. If the seller defaults and the value of the collateral declines or if bankruptcy proceedings are commenced with respect to the seller of the security, realization of the collateral by the Fund may be delayed or limited.
Foreign Currency Translation: The books and records of the Fund are maintained in U.S. dollars. Foreign currency amounts are translated into U.S. dollars on the following basis:

   (i) market value of investment securities, other assets and liabilities--at the closing daily rate of exchange;

   (ii) purchases and sales of investment securities, income and expenses--at the rate of exchange prevailing on the respective dates of such transactions.

   Although the net assets of the Fund are presented at the foreign exchange rates and market values at the close of the fiscal year, the Fund does not isolate that portion of the results of operations arising as a result of changes in the foreign exchange rates from the fluctuations arising from changes in the market prices of securities held at the end of the fiscal year. Similarly, the Fund does not isolate the effect of changes in foreign exchange rates from the fluctuations arising from changes in the market prices of debt securities sold during the fiscal year.

   Net realized loss on foreign currency transactions represents net foreign exchange gains or losses from sales and maturities of short-term securities, holding of foreign currencies, currency gains or losses realized between the trade and settlement dates on security transactions, and the difference between the amounts of interest and foreign taxes recorded on the Fund's books and the U.S. dollar equivalent amounts actually received or paid. Net unrealized currency gains and losses from valuing foreign currency denominated assets and liabilities at fiscal year end exchange rates are reflected as a component of net unrealized appreciation/depreciation on investments and foreign currencies.

   Foreign security and currency transactions may involve certain considerations and risks not typically associated with those of U.S. companies as a result of, among other factors, the possibility of political and economic instability and the level of governmental supervision and regulation of foreign securities markets.
                                      -8-

Forward Currency Contracts: The Fund enters into forward currency contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign portfolio holdings. A forward contract is a commitment to purchase or sell a foreign currency at a future date at a negotiated forward rate. The gain or loss arising from the difference between the settlement value of the original and renegotiated forward contracts, if any, is isolated and is included in net realized gain (loss) from foreign currency transactions. Risks may arise upon entering into these contracts from the potential inability of the counterparties to meet the terms of their contracts.

Option Writing: When the Fund writes an option, an amount equal to the premium received by the Fund is recorded as a liability and is subsequently adjusted to the current market value of the option written. Premiums received from writing options which expire unexercised are treated by the Fund on the expiration date as realized gains from securities or currencies based on the type of option written. The difference between the premium and the amount paid on effecting a closing purchase transaction, including brokerage commissions, is also treated as a realized gain, or if the premium is less than the amount paid for the closing purchase transaction, as a realized loss. If a call option is exercised, the premium is added to the proceeds from the sale of the underlying security or currency in determining whether the Fund has realized a gain or loss. If a put option is exercised, the premium reduces the cost basis of the securities or currencies purchased by the Fund. The Fund as writer of an option may have no control over whether the underlying securities or currencies may be sold (called) or purchased (put) and as a result bears the market risk of an unfavorable change in the price of the security or currency underlying the written option.

Securities Transactions and Investment Income: Securities transactions are recorded on the trade date. Realized gains and losses from security and currency transactions are calculated on the identified cost basis. Interest income is recorded on the accrual basis.

   Net investment income (other than distribution fees) and unrealized and realized gains or losses were allocated daily to each class of shares based upon the relative proportion of net assets of each class at the beginning of the day. As of October 31, 1994, there are no Class B shares outstanding (see Note 6).
Equalization: The Fund follows the accounting practice known as equalization by which a portion of the proceeds from sales and costs of reacquisitions of Fund shares, equivalent on a per share basis to the amount of distributable net investment income on the date of the transaction, is credited or charged to undistributed net investment income. As a result, undistributed net investment income per share is unaffected by sales or reacquisitions of the Fund's shares. Dividends and Distributions: The Fund declares daily and pays dividends from book basis net investment income monthly and makes distributions at least annually of any net capital gains. Dividends and distributions are recorded on the ex-dividend date.

   Income distributions and capital gain distributions are determined in accordance with income tax regulations which may differ from generally accepted accounting principles. These differences are primarily due to differing treatments for foreign currency transactions.

Reclassification of Capital Accounts: The Portfolio accounts and reports for distributions to shareholders in accordance with Statement of Position 93-2; Determination, Disclosure, and Financial Statement Presentation of Income, Capital Gain, and Return of Capital Distributions by Investment Companies. The effect of applying this statement was to increase accumulated distributions in excess of net investment income by $3,316,665, decrease accumulated net realized loss on investments by $3,656,083 and decrease paid-in capital by $339,418. This was primarily the result of net foreign currency losses incurred for the fiscal year ended October 31, 1994. Net investment income, net realized gains and net assets were not affected by this change. Included in accumulated distributions in excess of net investment income as of October 31, 1994 is $4,505,980 of equalization debits.

Federal Income Taxes: For federal income tax purposes, each portfolio in the Fund is treated as a separate taxpaying entity. It is the Portfolio's intent to continue to meet the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute all of its taxable income to shareholders. Therefore, no federal income tax provision is required.

   Withholding taxes on foreign interest have been provided for in accordance with the Fund's understanding of the applicable country's tax rules and rates. Deferred Organization Expenses: Approximately $60,000 of organization and initial registration costs were incurred. These costs have been deferred and are being amortized over the period of benefit not to exceed 60 months from the date the Portfolio commenced investment operations.

Note 2. Agreements            The Fund has a management
                              agreement with Prudential Mutual Fund Management,
Inc. (``PMF''). Pursuant to this
                                      -9-
agreement, PMF has responsibility for all investment advisory services and supervises the subadviser's performance of such services. PMF has entered into a subadvisory agreement with The Prudential Investment Corporation (``PIC''); PIC furnishes investment advisory services in connection with the managment of the Fund. PMF pays for the cost of the subadviser's services, the compensation of officers of the Fund, occupancy and certain clerical and bookkeeping costs of the Fund. The Fund bears all other costs and expenses.

   The management fee paid PMF is computed daily and payable monthly at an annual rate of .55 of 1% of the average daily net assets of the Portfolio.

   The Portfolio has a distribution agreement with Prudential Mutual Fund Distributors, Inc. (``PMFD''), which acts as the distributor of the Class A shares of the Portfolio. The Portfolio compensates PMFD for distributing and servicing the Portfolio's Class A shares, pursuant to a plan of distribution, regardless of expenses actually incurred by PMFD. The distribution fees are accrued daily and payable monthly.

   On July 19, 1994, shareholders of the Portfolio approved amendments to the Class A distribution plan under which the Class A distribution plan became a compensation plan, effective August 1, 1994. Prior thereto, the Class A distribution plan was a reimbursement plan, under which PMFD was reimbursed for expenses actually incurred by it up to the amount permitted under the Class A Plan. The Portfolio is not obligated to pay any prior or future excess distribution costs (costs incurred by PMFD in excess of distribution fees paid by the Portfolio or contingent deferred sales charges received by PMFD). The rate of the distribution fees charged to Class A shares of the Portfolio did not change under the amended plan of distribution.

   Pursuant to the Class A Plan, the Portfolio compensates PMFD for distribution-related activities at an annual rate of up to .50 of 1% of the average daily net assets of the Class A shares.

   PMFD has advised the Portfolio that it has received approximately $24,100 in front-end sales charges resulting from sales of Class A shares during the fiscal year ended October 31, 1994. From these fees, PMFD paid such sales charges to PSI and Pruco Securities Corporation, affiliated broker-dealers, which in turn paid commissions to salespersons and incurred other distribution costs.

   As of May 10, 1994, there are no Class B shares outstanding. Prior thereto, the Portfolio reimbursed Prudential Securities Incoporated (``PSI'') for its distribution-related expenses with respect to Class B shares, at an annual rate of up to 1% of the average daily net assets of the Class B shares.

   There were no distribution costs incurred nor reimbursable under the Class B Plan for the fiscal year ended October 31, 1994. All contingent deferred sales charges collected on the redemption of Class B shares were retained and credited to the Fund's Class B shares paid-in capital account.

   PMFD is a wholly-owned subsidiary of PMF; PSI, PMF and PIC are indirect, wholly-owned subsidiaries of The Prudential Insurance Company of America.

Note 3. Other                 Prudential Mutual Fund Ser-
Transactions                  vices, Inc. (``PMFS''), a
With Affiliates               wholly-owned subsidiary of
                              PMF, serves as the Fund's transfer agent and
during the fiscal year ended October 31, 1994, the Portfolio incurred fees of approximately $88,200 for the services of PMFS. As of October 31, 1994, approximately $4,200 of such fees were due to PMFS for its services. Transfer sgent fees and expenses in the Statement of Operations include certain out-of-pocket expenses paid to non-affiliates.

Note 4. Portfolio             The federal income tax basis
Securities                    of the Portfolio's investments
                              at October 31, 1994 was substantially the same as
the basis for financial reporting purposes and, accordingly, net unrealized depreciation for federal income tax purposes was $20,219 (gross unrealized appreciation--$390,534; gross unrealized depreciation--$410,753).

   For federal income tax purposes, the Portfolio has a capital loss carryforward as of October 31, 1994 of approximately $10,837,000 of which $4,584,000 expires in 2000 and $6,253,000 expires in 2001. Such carryforward is after utilization of approximately $118,000 to offset net taxable gains realized during the fiscal year ended October 31, 1994. Accordingly, no capital gains distributions are expected to be paid to shareholders until future net gains have been realized in excess of such carryforward.

   Transactions in options written during the fiscal year ended October 31, 1994 were as follows:

                                     Number of
                                     Contracts     Premiums
                                       (000)       Received
                                     ---------    ----------
Options outstanding at
  October 31, 1993................       9,500    $   71,725
Options written...................     194,486     1,232,665
Options terminated in closing
  purchase transactions...........    (147,586)     (989,488)
Options expired...................     (39,000)     (146,797)
Options exercised.................     (17,400)     (168,105)
                                     ---------    ----------
Options outstanding at
  October 31, 1994................          --    $       --
                                     ---------    ----------
                                     ---------    ----------

   At October 31, 1994, the Portfolio had outstanding forward currency contracts, both to purchase and sell foreign currencies, as follows:

                           Value at
 Foreign Currency       Settlement Date    Current     Appreciation
  Purchase Contracts        Payable         Value     (Depreciation)
----------------------- ---------------  -----------  --------------
Australian Dollars,
  expiring 11/28/94....   $   1,500,000  $ 1,502,182     $     2,182
British Pounds,
  expiring 11/8/94.....       3,787,934    3,803,715          15,781
Canadian Dollars,
  expiring 11/14/94....       3,839,874    3,824,278         (15,596)
Deutschemarks,
  expiring
  11/7-11/30/94........      43,549,474   43,744,309         194,835
Italian Lira,
  expiring 12/13/94....       5,582,088    5,604,324          22,236
Japanese Yen, expiring
  11/7-11/18/94........       8,071,856    8,098,057          26,201
                        ---------------  -----------  --------------
                          $  66,331,226  $66,576,865     $   245,639
                        ---------------  -----------  --------------
                        ---------------  -----------  --------------

                         Value at
 Foreign Currency     Settlement Date    Current     Appreciation
  Sale Contracts        Receivable        Value     (Depreciation)
--------------------- ---------------  -----------  --------------
Australian Dollars,
  expiring
  11/28/94-1/6/95....   $   4,292,121  $ 4,305,984   $     (13,863)
Canadian Dollars,
  expiring 11/14/94..       3,340,000    3,333,068           6,932
Deutschemarks,
  expiring
  11/7-11/30/94......      36,905,323   36,987,699         (82,376)
Italian Lira,
  expiring 12/13/94..       4,893,603    5,004,106        (110,503)
Japanese Yen,
  expiring
  11/7/94-11/14/94...       3,027,086    3,083,844         (56,758)
Spanish Pesetas
  expiring 12/22/94..       1,795,479    1,790,831           4,648
Swedish Krona,
  expiring 11/7/94...         267,059      266,205             854
Swiss Francs,
  expiring 11/14/94..       3,000,000    3,058,063         (58,063)
                      ---------------  -----------  --------------
                        $  57,520,671  $57,829,800   $    (309,129)
                      ---------------  -----------  --------------
                      ---------------  -----------  --------------


Note 5. Joint                 The Portfolio, along with
Repurchase                    other affiliated registered
Agreement                     investment companies, trans-
Account                       fers uninvested cash balances
                              into a single joint account, the daily aggregate
balance of which is invested in one or more repurchase agreements collateralized by U.S. Treasury or Federal agency obligations. At October 31, 1994, the Fund had a 1.11% undivided interest in the repurchase agreements in the joint account. The undivided interest for the Fund represented $9,966,000 in principal amount. As of such date, each repurchase agreement in the joint account and the value of the collateral therefor were as follows:

   Smith Barney, Inc., 4.80%, in the principal amount of $260,000,000, repurchase price $260,034,667, due 11/1/94. The value of the collateral including accrued interest is $265,200,122.

   Nomura Securities International, Inc., 4.77%, in the principal amount of $100,000,000, repurchase price $100,013,250, due 11/1/94. The value of the collateral including accrued interest is $102,000,391.

   Goldman, Sachs & Co., 4.75%, in the principal amount of $275,000,000, repurchase price $275,036,285, due 11/1/94. The value of the collateral including accrued interest is $280,500,611.

   CS First Boston Corp., 4.75%, in the principal amount of $265,000,000, repurchase price $265,034,965, due 11/1/94. The value of the collateral including accrued interest is $271,053,272.

Note 6. Capital               The Portfolio currently offers
                              only Class A shares which are sold with a
front-end sales charge of up to .99%. The Portfolio discontinued offering Class B shares on April 14, 1993. Class B shares automatically converted to Class A shares upon being held longer than one year from the date of purchase. Effective May 10, 1994, the remaining Class B shares converted to Class A shares. There are 500 million authorized shares of $.001 par value common stock divided into two classes, designated Class A and Class B common stock, each of which consists of 250 million authorized shares.
                                      -11-

   Transactions in shares of common stock for the fiscal years ended October 31, 1994 and 1993 were as follows:

Class A                          Shares          Amount
----------------------------  ------------    -------------
Year ended October 31, 1994:
Shares sold.................     1,787,071    $   3,241,520
Shares sold--conversion from
  Class B...................       844,439        1,580,500
Shares issued in
  reinvestment of
  dividends.................     1,447,695        2,676,200
Shares reacquired...........   (43,793,517)     (80,885,842)
                              ------------    -------------
Net decrease in shares
  outstanding...............   (39,714,312)   $ (73,387,622)
                              ------------    -------------
                              ------------    -------------
Year ended October 31, 1993:
Shares sold.................     6,064,340    $  11,274,743
Shares sold--conversion from
  Class B...................    83,379,084      154,875,114
Shares issued in
  reinvestment of dividends
  and distributions.........     2,229,981        4,138,266
Shares reacquired...........   (83,960,705)    (155,987,024)
                              ------------    -------------
Net increase in shares
  outstanding...............     7,712,700    $  14,301,099
                              ------------    -------------
                              ------------    -------------
Class B                          Shares          Amount
----------------------------  ------------    -------------
Year ended October 31, 1994:
Shares issued in
  reinvestment of
  dividends.................         4,960    $       9,443
Shares reacquired...........      (236,484)        (446,458)
Shares
  reacquired--conversion
  into Class A..............      (831,163)      (1,580,500)
                              ------------    -------------
Net decrease in shares
  outstanding...............    (1,062,687)   $  (2,017,515)
                              ------------    -------------
                              ------------    -------------
Year ended October 31, 1993:
Shares sold.................     1,902,610    $   3,545,741
Shares issued in
  reinvestment of dividends
  and distributions.........       903,347        1,683,712
Shares reacquired...........   (24,366,585)     (45,503,053)
Shares
  reacquired--conversion
  into Class A..............   (83,275,750)    (154,875,114)
                              ------------    -------------
Net decrease in shares
  outstanding...............  (104,836,378)   $(195,148,714)
                              ------------    -------------
                              ------------    -------------

 PRUDENTIAL SHORT-TERM GLOBAL INCOME FUND, INC.
 GLOBAL ASSETS PORTFOLIO
 Financial Highlights

                                               Class A                                             Class B
                           -----------------------------------------------   --------------------------------------------------
                                                              February 15,   November 1,                          February 15,
                                     Year Ended                  1991*          1993             Year Ended          1991*
                                     October 31,                through        through           October 31,        through
                           -------------------------------    October 31,      May 9,        -------------------  October 31,
                            1994        1993        1992          1991          1994@         1993        1992        1991
                           -------    --------    --------    ------------   -----------     -------    --------  ------------
PER SHARE OPERATING
  PERFORMANCE:
Net asset value,
  beginning of period...   $  1.88    $   1.89    $   2.00      $   2.00        $1.90        $  1.89    $   2.00    $     2.00
                           -------    --------    --------    ------------   -----------     -------    --------  ------------
Income from investment operations
Net investment income...       .08         .12         .16           .12(D)       .04            .12         .15           .11(D)
Net realized and
  unrealized gain (loss)
  on investment and
  foreign currency
  transactions..........      (.07)       (.04)       (.13)           --         (.03)          (.04)       (.13)           --
                           -------    --------    --------    ------------   -----------     -------    --------  ------------
  Total from investment
    operations..........       .01         .08         .03           .12          .01            .08         .02             .11
                           -------    --------    --------    ------------   -----------     -------    --------  ------------
Less distributions
Dividends from net
  investment
  income................        --        (.04)       (.14)         (.12)          --           (.04)       (.13)         (.11)
Tax return of capital
  distributions.........      (.09)       (.05)         --            --         (.05)          (.05)         --            --
                           -------    --------    --------    ------------   -----------     -------    --------  ------------
  Total distributions...      (.09)       (.09)       (.14)         (.12)        (.05)          (.09)       (.13)         (.11)
                           -------    --------    --------    ------------   -----------     -------    --------  ------------
Contingent deferred
  sales charges
  collected.............        --          --          --            --          .03            .02          --            --
                           -------    --------    --------    ------------   -----------     -------    --------  ------------
Net asset value, end of
  period................   $  1.80    $   1.88    $   1.89      $   2.00        $1.89        $  1.90    $   1.89    $     2.00
                           -------    --------    --------    ------------   -----------     -------    --------  ------------
                           -------    --------    --------    ------------   -----------     -------    --------  ------------
TOTAL RETURN#:..........      0.47%       4.36%       1.46%         5.91%        2.33%          5.47%       0.94%         5.53%
RATIOS/SUPPLEMENTAL
  DATA:
Net assets, end of
  period (000)..........   $50,537    $127,490    $113,412      $ 86,443           $0        $ 2,023    $199,890    $  134,015
Average net assets
  (000).................   $82,267    $153,339    $138,331      $ 23,224        $ 525        $52,653    $248,941    $   42,449
Ratios to average net
  assets:@@
  Expenses, including
    distribution fees...      1.73%       1.48%       1.33%         1.25%(D)**   1.21%**        1.61%       1.83%         1.75%(D)**
  Expenses, excluding
    distribution fees...      1.23%        .98%        .83%          .75%(D)**   1.21%**         .98%        .83%          .75%(D)**
  Net investment
    income..............      4.09%       6.44%       8.16%         8.64%(D)**   4.48%**        6.31%       7.66%         8.21%(D)**

---------------
   * Commencement of investment operations.
  ** Annualized.
   # Total return does not consider the effects of sales loads. Total return is calculated assuming a purchase of shares on the first day and a sale on the last day of each period reported and includes reinvestment of dividends. Total returns for periods of less than a full year are not annualized.
 (D) Net of expense subsidy.
   @ Last day of investment operations of Class B shares. On May 10, 1994, all existing Class B shares were converted to Class A shares.
  @@ Because of the events referred to in @ and the timing of such, the Class B shares ratios for the most recent period are not necessarily comparable to that of Class A shares.

See Notes to Financial Statements.
                                      -13-

                          INDEPENDENT AUDITORS' REPORT

The Shareholders and Board of Directors
Prudential Short-Term Global Income Fund, Inc.
Global Assets Portfolio

   We have audited the accompanying statement of assets and liabilities of Prudential Short-Term Global Income Fund, Inc., Global Assets Portfolio, including the portfolio of investments, as of October 31, 1994, the related statements of operations for the year then ended and of changes in net assets for each of the two years in the period then ended, and the financial highlights for each of the three years in the period then ended and for the period February 15, 1991 (commencement of investment operations) to October 31, 1991. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of the securities owned as of October 31, 1994 by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, such financial statements and financial highlights present fairly, in all material respects, the financial position of Prudential Short-Term Global Income Fund, Inc., Global Assets Portfolio, as of October 31, 1994, the results of its operations, the changes in its net assets and its financial highlights for the respective stated periods in conformity with generally accepted accounting principles.

Deloitte & Touche LLP
New York, New York
December 16, 1994
                                      -14-

   Past performance is not predictive of future performance and an investor's shares may be worth more or less than their original cost.

   These graphs are furnished to you in accordance with SEC regulations. They compare a $10,000 investment in Prudential Short-Term Global Income Fund: Global Assets Portfolio (Class A) with a similar investment in the J.P. Morgan Global Short-Term Index (GSTI) by portraying the initial account values at the commencement of operations and subsequent account values at the end of each fiscal year (October 31), as measured on a quarterly basis, beginning in 1991 for Class A shares. For purposes of the graph and, unless otherwise indicated, the accompanying table, it has been assumed that (a) the maximum sales charge was deducted from the initial $10,000 investment in Class A shares; (b) all recurring fees (including management fees) were deducted; and (c) all dividends and distributions were reinvested.

   The GSTI is a weighted index of liquid, short-term government bonds of the following countries: Belgium, Sweden, Germany, Australia, Canada, Denmark, France, Italy, Japan, Netherlands, Spain, U.S. and U.K. The GSTI is an unmanaged index and changes in market capitalization in the GSTI are revised monthly. The GSTI does not reflect the payment of transaction costs and advisory fees associated with an investment in the Fund. The securities which comprise the GSTI may differ substantially from the securities in the Fund's portfolio. The GSTI is not the only index that may be used to characterize performance of global income funds and other indices may portray different comparative performance.
                                      -15-

Directors
Stephen C. Eyre
Delayne Dedrick Gold
Don G. Hoff
Harry A. Jacobs, Jr.
Sidney R. Knafel
Robert E. La Blanc
Lawrence C. McQuade
Thomas A. Owens, Jr.
Richard A. Redeker
Clay T. Whitehead

Officers
Lawrence C. McQuade, President
Robert F. Gunia, Vice President
Susan C. Cote, Treasurer
S. Jane Rose, Secretary

Manager
Prudential Mutual Fund Management, Inc.
One Seaport Plaza
New York, NY 10292

Investment Adviser
The Prudential Investment Corporation
Prudential Plaza
Newark, NJ 07101

Distributors
Prudential Mutual Fund Distributors, Inc.
Prudential Securities Incorporated
One Seaport Plaza
New York, NY 10292

Custodian
State Street Bank and Trust Company
One Heritage Drive
North Quincy, MA 02171

Transfer Agent
Prudential Mutual Fund Services, Inc.
P.O. Box 15005
New Brunswick, NJ 08906

Independent Accountants
Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281

Legal Counsel
Shereff, Friedman, Hoffman & Goodman
919 Third Avenue
New York, NY 10022

Prudential Mutual FundsOne Seaport Plaza
New York, NY 10292
Toll free (800) 225-1852, Collect (908) 417-7555

This report is not authorized for distribution to prospective investors unless preceded or accompanied by a current prospectus.

                          MF 149E
74436H309    (LOGO)  Cat #4443616



ANNUAL REPORT                          October 31,1994

Prudential Short-Term Global
Income Fund, Inc.

(ICON)

Global Assets
Portfolio

(LOGO)

                                TABLE OF CONTENTS

                                                                                          Page

SYNOPSIS ................................................................................    2
    General .............................................................................    2
    The Proposed Reorganization and Liquidation .........................................    2
    Reasons for the Proposed Reorganization and Liquidation .............................    3
    Certain Differences Between Limited Maturity Portfolio and Global Assets Portfolio ..    5
    Structure of Limited Maturity Portfolio and Global Assets Portfolio..................    7
    Investment Objective and Policies--Limited Maturity Portfolio........................    8
    Fees and Expenses ...................................................................    8
        Management Fees .................................................................    8
        Distribution Fees ...............................................................    9
        Other Expenses ..................................................................   10
        Fee Waivers and Subsidy .........................................................   10
        Expense Ratios ..................................................................   10
    Purchases and Redemptions ...........................................................   11
    Exchange Privileges .................................................................   12
    Dividends and Distributions .........................................................   12
    Federal Tax Consequences of Proposed Reorganization .................................   12

PRINCIPAL RISK FACTORS ..................................................................   13
    Longer Weighted Average Maturity.....................................................   13
    Foreign Investment ..................................................................   13
    Non-Investment Grade Securities .....................................................   13
    Other Investments and Investment Techniques .........................................   15
        Zero Coupon Securities ..........................................................   15
        Convertible Securities...........................................................   15
        Securities of Other Investment Companies ........................................   16

THE PROPOSED TRANSACTION ................................................................   16
    Agreement and Plan of Reorganization and Liquidation ................................   16
    Reasons for the Reorganization and Liquidation ......................................   18
    Description of Securities to be Issued ..............................................   18
    Tax Considerations ..................................................................   19
    Certain Comparative Information About the Fund and its Portfolios ...................   19
        Organization ....................................................................   19
        Capitalization ..................................................................   19
        Shareholder Meetings and Voting Rights ..........................................   20
        Shareholder Liability ...........................................................   20
        Liability and Indemnification of Directors ......................................   20
    Pro Forma Capitalization and Ratios .................................................   20

INFORMATION ABOUT LIMITED MATURITY PORTFOLIO ............................................   21

INFORMATION ABOUT GLOBAL ASSETS PORTFOLIO ...............................................   22

VOTING INFORMATION ......................................................................   24

OTHER MATTERS ...........................................................................   25

SHAREHOLDERS' PROPOSALS .................................................................   25

APPENDIX A--Agreement and Plan of Reorganization and Liquidation .........................  A-1

APPENDIX B--Semi-Annual and Annual Reports to Shareholders-Limited
            Maturity Portfolio ...........................................................  B-1

APPENDIX C--Semi-Annual and Annual Reports to Shareholders-Global
            Assets Portfolio .............................................................  C-1

TABLE OF CONTENTS

ENCLOSURES
    Prospectus  of  Limited  Maturity  Portfolio   (formerly   Short-Term  Global  Income
Portfolio) dated January 3, 1995, including April 17, 1995, May 5, 1995, July 3, 1995 and
October 17, 1995 Supplements thereto.
    Prospectus of Global Assets  Portfolio  dated  January 3, 1995,  including  April 17,
1995,  May 5,  1995,  July 3, 1995,  October 6, 1995 and  October  17,  1995  Supplements
thereto.


                  PRUDENTIAL GLOBAL LIMITED MATURITY FUND, INC.
                          (LIMITED MATURITY PORTFOLIO)
                       STATEMENT OF ADDITIONAL INFORMATION

                              dated November , 1995

                            ACQUISITION OF ASSETS OF
                  PRUDENTIAL GLOBAL LIMITED MATURITY FUND, INC.
                            (GLOBAL ASSETS PORTFOLIO)

                                ONE SEAPORT PLAZA
                            NEW YORK, NEW YORK 10292
                                 (800) 225-1852

                                ----------------

                      BY AND IN EXCHANGE FOR THE SHARES OF

                  PRUDENTIAL GLOBAL LIMITED MATURITY FUND, INC.
                                ONE SEAPORT PLAZA
                            NEW YORK, NEW YORK 10292
                                 (800) 225-1852

    This Statement of Additional Information, relating specifically to the proposed transfer of all the assets and the assumption of all the liabilities, if any, of Prudential Global Limited Maturity Fund, Inc.-Global Assets Portfolio (the Acquired Portfolio) by Prudential Limited Maturity Fund, Inc.-Limited Maturity Portfolio (the Acquiring Portfolio) consists of this cover page, the attached pro forma financial statements and the Statement of Additional Information of the Acquiring Portfolio dated January 3, 1995 and Supplements thereto, which document is attached hereto and incorporated herein by reference.

    The Statement of Additional Information is not a prospectus. A Prospectus and Proxy Statement dated November , 1995 relating to the above referenced matter may be obtained from the Acquiring Portfolio without charge by writing or calling Prudential Global Limited Maturity Fund, Inc., at the address or telephone number listed above. This Statement of Additional Information relates to, and should be read in conjunction with, the Prospectus and Proxy Statement.

                              FINANCIAL STATEMENTS

    The following are pro forma financial statements which give effect to the proposed transaction whereby all the assets of Prudential Global Limited Maturity Fund, Inc.: Global Assets Portfolio will be exchanged for shares of Prudential Global Limited Maturity Fund, Inc.: Limited Maturity Portfolio and Prudential Global Limited Maturity Fund, Inc.: Limited Maturity Portfolio will assume the liabilities, if any, of Prudential Global Limited Maturity Fund,
Inc.: Global Assets Portfolio. Immediately thereafter, the shares of Prudential Global Limited Maturity Fund, Inc.: Limited Maturity Portfolio will be distributed to the shareholders of Prudential Global Limited Maturity Fund,
Inc.: Global Assets Portfolio in a total liquidation of Prudential Global Limited Maturity Fund, Inc.: Global Assets Portfolio which will subsequently be terminated. The following pro forma financial statements include a pro forma Portfolio of Investments at April 30, 1995, a pro forma Statement of Assets and Liabilities at April 30, 1995 and a pro forma Statement of Operations for the year ended April 30, 1995.

                          PROFORMA FINANCIAL STATEMENTS
                       Pro-Forma Portfolio of Investments
                                 April 30, 1995
                                   (Unaudited)


           Principal Amount (000)                                                                     Value
---------------------------------------------                                   ------------------------------------------------
Prudential Global Limited Maturity Fund, Inc.                                     Prudential Global Limited Maturity Fund, Inc.
---------------------------------------------                                   ------------------------------------------------
Limited        Global                                                           Limited      Global
Maturity       Assets                                                           Maturity     Assets      Pro Forma   Pro Forma
Portfolio     Portfolio      Total              Description                     Portfolio   Portfolio   Adjustments   Combined

                                       LONG-TERM INVESTMENTS-33.8%
                                       Australia 10.4%
  $ 8,975                   $ 8,975    Queensland Treasury Corp., 8.00%,
                                         5/14/97 ............................ $  6,416,458                             $  6,416,458
    7,815                     7,815    South Australia Fin. Auth., 12.50%,
                                         3/15/98 ............................    6,158,327                                6,158,327
    8,500                     8,500    Victorian Treasury Corp.,
                                         12.50%,9/15/97 .....................    6,654,026                                6,654,026
                                                                              ------------  -----------   -----------  ------------
                                                                                19,228,811            0             0    19,228,811
                                                                              ------------  -----------   -----------  ------------
                                       Denmark-5.9%
   60,100                    60,100    Kingdom of Denmark, 7.00%, 8/15/97 ...   10,962,281            0             0    10,962,281
                                                                              ------------  -----------   -----------  ------------
                                       Italy-2.6%
8,000,000                 8,000,000    Export Finance of Norway, 12.25%,
                                         8/5/96 .............................    4,783,095            0             0     4,783,095
                                                                              ------------  -----------   -----------  ------------
                                       United Kingdom-14.7%
    5,000                     5,000    Bayerische Hypothelsen Bank,
                                         11.125%, 6/24/96 ...................    8,325,679                                8,325,679
    4,350                     4,350    United Kingdom Treasury Bonds,
                                         13.25%, 1/22/97 ....................    7,616,706                                7,616,706
    5,000                     5,000    United Kingdom Treasury Bonds,
                                         8.75%, 9/1/97 ......................    8,188,300                                8,188,300
    2,000                     2,000    United Kingdom Treasury Bonds,
                                         7.25%, 3/30/98 .....................    3,148,417                                3,148,417
                                                                              ------------  -----------   -----------  ------------
                                                                                27,279,102            0             0    27,279,102
                                                                              ------------  -----------   -----------  ------------
                                       United States-0.2%
      600                       600    Cedulas Hipotecarias Rurales, 7.90%,
                                         9/1/00 .............................      483,000            0             0       483,000
                                                                              ------------  -----------   -----------  ------------
                                       Total long-term investments
                                         (cost $63,032,550) .................   62,736,289            0             0    62,736,289
                                                                              ------------  -----------   -----------  ------------
                                       SHORT-TERM INVESTMENTS-66.2%
                                       Australia-1.5%
                  $3,900      3,900    Australian Government Treasury Notes,
                                         8.60%, 5/24/95 .....................            0  $ 2,821,325             0     2,821,325
                                                                              ------------  -----------   -----------  ------------
                                       Canada-11.8%
   10,000         10,000               Canadian Treasury Bills, 8.25%,
                                         5/18/95 ............................    7,320,477                                7,320,477
                   1,960      1,960    Canadian Treasury Bills, 8.16%, 6/22/95                1,423,584                   1,423,584
                   1,000      1,000    Canadian Treasury Bills, 7.88%, 6/29/95                  725,393                     725,393
   15,000          1,350     16,350    Canadian Treasury Bills, 8.37%, 8/3/95   10,801,125      972,101                  11,773,226
                   1,000      1,000    Canadian Treasury Bills, 6.88%, 8/10/95                  718,956                     718,956
                                                                              ------------  -----------   -----------  ------------
                                                                                18,121,602    3,840,034             0    21,961,636
                                                                              ------------  -----------   -----------  ------------
                                       Mexico-0.1%
      114                       114    Mexican Tesobonos, 8.40%, 8/17/95 ....      108,961            0             0       108,961
                                                                              ------------  -----------   -----------  ------------
                                       New Zealand-11.2%
   11,075                    11,075    New Zealand Treasury Bills, 8.47%,
                                         6/21/95 ............................    7,347,178                                7,347,178
                   7,000      7,000    New Zealand Treasury Bills, 9.65%,
                                         7/5/95 .............................                 4,636,427                   4,636,427
   13,400                    13,400    New Zealand Treasury Bills, 9.36%,
                                         8/2/95 .............................    8,815,365                                8,815,365
                                                                              ------------  -----------   -----------  ------------
                                                                                16,162,543    4,636,427             0    20,798,970
                                                                              ------------  -----------   -----------  ------------
                                       Spain-0.7%
  150,000                   150,000  Nordic Investment Bank, 13.80%, 11/30/95    1,243,819            0             0     1,243,819
                                                                              ------------  -----------   -----------  ------------

                                       1

                          PROFORMA FINANCIAL STATEMENTS
                       Pro-Forma Portfolio of Investments
                                 April 30, 1995
                                   (Unaudited)

          Principal Amount (000)                                                        Value
--------------------------------------------                        ---------------------------------------------
Prudential Global Limited Maturity Fund, Inc.                       Prudential Global Limited Maturity Fund, Inc.
--------------------------------------------                        ---------------------------------------------
  Limited   Global                                                   Limited           Global
  Maturity  Assets                                                  Maturity           Assets           Pro Forma      Pro Forma
 Portfolio Portfolio  Total             Description                 Portfolio         Portfolio        Adjustments     Combined
 --------- ---------  -----  -------------------------------------  ---------         ---------        -----------    -----------

                             United Kingdom-3.5%
  $ 2,500  $ 1,000  $ 3,500  United Kingdom, C.D., Bank of
                               Scottland, 7.59%, 12/15/95 ........  $  4,030,526      $ 1,612,210                    $  5,642,736
      500               500  United Kingdom, C.D., Bank of
                               Scottland, 7.50%, 12/19/95 ........       804,875                                          804,875
                                                                    ------------      -----------      --------      ------------
                                                                       4,835,401        1,612,210             0         6,447,611
                                                                    ------------      -----------      --------      ------------
                             United States-37.4%
    7,371      760    8,131  Joint Repurchase Agreement Account,
                               5.93%, 5/1/95 .....................     7,371,000          760,000                       8,131,000
   36,000   18,500   54,500  United States Treasury Bills, 5.83%,
                               5/25/95 ...........................    35,847,986       18,425,699                      54,273,685
    6,000             6,000  United States Treasury Bills, 6.35%,
                               8/10/95 ...........................     5,901,721                                        5,901,721
             1,000    1,000  United States Treasury Bills, 6.36%,
                               8/10/95 ...........................                        983,620                         983,620
                                                                    ------------      -----------      --------      ------------
                                                                      49,120,707       20,169,319             0        69,290,026
                                                                    ------------      -----------      --------      ------------
                             Total short-term investments (cost
                               $120,864,039) .....................    89,593,033       33,079,315             0       122,672,348
                                                                    ------------      -----------      --------      ------------
                             Total Investments-100.0%
                               (cost $183,896,589) ...............   152,329,322       33,079,315             0       185,408,637
                             Liabilities in excess of other assets       310,760         (352,816)     ($11,937)          (53,993)
                                                                    ------------      -----------      --------      ------------
                             Net Assets-100% .....................  $152,640,082      $32,726,499      ($11,937)     $185,354,644
                                                                    ============      ===========      ========      ============

-----------
Portfolio securities are classified by country according to the securities currency denomination.
*Percentage quoted represents yield-to-maturity as of purchase date.
C.D.-Certificates of Deposit.

                  Pro-Forma Statement of Assets and Liabilities
                                 April 30, 1995
                                   (Unaudited)

                                                      Prudential Global Limited Maturity Fund Inc.
                                                --------------------------------------------------------
                                                  Limited           Global
                                                 Maturity           Assets       Pro Forma   Pro Forma
                                                 Portfolio        Portfolio     Adjustments   Combined
                                                 ---------        ---------     -----------   --------
Assets
Investments, at value (cost $151,016,755 and
  $32,879,834, respectively) .................  $152,329,322     $33,079,315                $185,408,637
Cash                                                       -          42,209                      42,209
Foreign currency, at value (cost $3,232
  and $1,577, respectively) ..................         3,457           1,704                       5,161
Receivable for investments sold ..............     6,664,602               -                   6,664,602
Forward currency contracts-net amount
receivable from counterparties ...............     3,872,066         815,697                   4,687,763
Interest receivable ..........................     2,833,563          46,308                   2,879,871
Receivable for Fund shares sold ..............         3,019         893,924                     896,943
Deferred expenses and other assets ...........        31,187          13,159     (11,937)*        32,409
                                                ------------     -----------    ---------   ------------
         Total assets                            165,737,216      34,892,316     (11,937)    200,617,595
                                                ------------     -----------    ---------   ------------
Liabilities
Payable for investments purchased ............     6,409,241               -                   6,409,241
Forward currency contracts-net amount
  payable to counterparties ..................     4,635,652         960,661                   5,596,313
Payable for Fund shares reacquired ...........     1,295,708       1,010,348                   2,306,056
Accrued expenses .............................       313,872         122,892                     436,764
Dividends payable ............................       259,879          42,087                     301,966
Distribution fee payable .....................        86,549          14,204                     100,753
Management fee payable .......................        70,785          15,625                      86,410
Withholding taxes payable ....................        25,448               -                      25,448
                                                ------------     -----------    ---------   ------------
Total liabilities                                 13,097,134       2,165,817           -      15,262,951
                                                ------------     -----------    ---------   ------------
         Net Assets ..........................  $152,640,082     $32,726,499    ($11,937)   $185,354,644
                                                ============     ===========    ========    ============

Net assets were comprised of:
    Common stock at par ......................       $18,270         $18,311    ($14,382)**      $22,199
    Paid in capital in excess of par .........   206,344,469      48,662,533       2,445*/** 255,009,447
                                                ------------     -----------    ---------   ------------
                                                 206,362,739      48,680,844     (11,937)    255,031,646
Accumulated distributions in excess of
  net investment income ......................   (13,456,092)     (5,072,919)                (18,529,011)
Accumulated net realized loss on investment ..   (40,822,609)     10,936,814)                (51,759,423)
Net unrealized appreciation on
  investments and foreign currencies .........       556,044          55,388                     611,432
                                                ------------     -----------    ---------   ------------
Net assets, April 30, 1995 ...................  $152,640,082     $32,726,499    ($11,937)    185,354,644
                                                ============     ===========    ========    ============

Class A:
    Net asset value and redemption price
      per share ..............................         $8.33           $1.79                       $8.33
    Maximum sales charge (3.00% and 0.99% of
      offering price, respectively) ..........          0.26            0.02                        0.26
                                                ------------     -----------                ------------
    Maximum offering price ...................         $8.59           $1.81                       $8.59
                                                ============     ===========                ============

Class B:
    Net asset value, offering price and
      redemption price per share .............         $8.36                                       $8.36
                                                ============                                ============

Class C
    Net asset value, offering price and
      redemption price per share .............         $8.36                                       $8.36
                                                ============                                ============

------------
**Adjustment to reflect the write off of unamortized deferred organization costs of Global Assets Portfolio.
**Adjustment to reflect the exchange of common stock of Global Assets Portfolio for common stock of Limited Maturity
  Portfolio.

                        Pro-Forma Statement of Operations
                            Year Ended April 30, 1995

                                   (Unaudited)

                                            Prudential Global Limited Maturity Fund, Inc.
                                      ---------------------------------------------------------
                                        Limited           Global
                                        Maturity          Assets        Pro Forma     Pro Forma
                                       Portfolio         Portfolio     Adjustments    Combined
                                       ---------         ---------     -----------    ---------

Net Investment Income
Income
  Interest ........................... $19,560,069       $3,430,019                   $22,990,088
                                       -----------       ----------    ---------      -----------
Expenses
  Distribution Fee Class A ...........      39,709          260,205    ($182,460)(a)      117,454
  Distribution Fee Class B ...........   1,630,629                -                     1,630,629
  Management fee .....................   1,223,014          286,234                     1,509,248
  Custodian's fees & expenses ........     520,000          247,000     (172,900)(b)      594,100
  Transfer agents fees & expenses ....     340,000           58,000                       398,000
  Reports to shareholders ............     180,000           27,000       (9,000)(b)      198,000
  Registration fees ..................      64,000            9,000       (9,000)(b)       64,000
  Amortization of organization expenses     40,000           12,000        11,937(c)       63,937
  Directors' fees ....................      35,000           35,000                        70,000
  Legal fees .........................      30,000           29,000      (29,000)(b)       30,000
  Audit fee ..........................      33,500           22,500      (16,000)(b)       40,000
  Miscellaneous ......................      21,055            9,122       (8,177)(b)       22,000
                                       -----------       ----------    ---------      -----------
         Total expenses ..............   4,156,907          995,061     (414,600)       4,737,368
                                       -----------       ----------    ---------      -----------
Net investment income ................  15,403,162        2,434,958      414,600       18,252,720
                                       -----------       ----------    ---------      -----------
Realized and Unrealized
Gain (Loss) on Investments and
Foreign Currency Transactions
Net realized gain (loss) on:
  Investment transactions ............ (17,488,654)      (1,221,874)                  (18,710,528)
  Foreign currency transactions ......  (7,798,393)      (1,478,171)                   (9,276,564)
  Written option transactions ........     101,880           98,346                       200,226
  Futures transactions ...............      (8,570)               -                        (8,570)
                                       -----------       ----------                   -----------
                                       (25,193,737)      (2,601,699)                  (27,795,436)

Net change in unrealized appreciation/
  depreciation of:
    Investments ......................    (455,221)         235,442                      (219,779)
    Foreign currencies ...............   5,092,243            3,424                     5,095,667
    Written options ..................     636,041          197,878                       833,919
                                       -----------       ----------                   -----------
                                         5,273,063          436,744                     5,709,807
                                       -----------       ----------                   -----------
Net gain (loss) on investments ....... (19,920,674)      (2,164,955)                  (22,085,629)
                                       -----------       ----------    ---------      -----------
Net Increase (Decrease) in Net Assets
Resulting from Operations ............ ($4,517,512)        $270,003     $414,600      ($3,832,909)
                                       -----------       ----------     --------      -----------

--------------
(a) Adjustment to reflect reduction in distribution fees of Limited Maturity Portfolio.
(b) Adjustment to reflect reduction of duplicative expenses.
(c) Adjustment to reflect the write off of unamortized deferred organization costs of Global Assets Portfolio.

                     Notes to Pro Forma Financial Statements

    Prudential Global Limited Maturity Fund, Inc.: Limited Maturity Portfolio (the "Fund"), is registered under the Investment Company Act of 1940 as a non-diversified, open-end management investment company. The investment objective of the Fund is to maximize total return, the components of which are current income and capital appreciation, by investing primarily in a portfolio of investment grade debt securities denominated in U.S. dollar and a range of foreign currencies having remaining maturities of not more than three years. The ability of the issuers of the debt securities held by the Fund to meet their obligations may be affected by economic developments in a specific country or industry.

    The following are pro forma financial statements which give effect to the proposed transaction whereby all the assets of Prudential Global Limited
Maturity Fund, Inc: Global Assets Portfolio will be exchanged for shares of Prudential Global Limited Maturity Fund, Inc.: Limited Maturity Portfolio and Prudential Global Limited Maturity Fund, Inc.: Limited Maturity Portfolio will assume the liabilities, if any, of Prudential Global Limited Maturity Fund,
Inc.: Global Assets Portfolio. Immediately thereafter, the shares of Prudential Global Limited Maturity Fund, Inc.: Limited Maturity Portfolio will be distributed to the shareholders of Prudential Global Limited Maturity Fund,
Inc.: Global Assets Portfolio in a total liquidation of Prudential Global Limited Maturity Fund, Inc.: Global Assets Portfolio which will subsequently be terminated. The following pro forma financial statements include a pro forma Portfolio of Investments at April 30, 1995, a pro forma Statement of Assets and Liabilities at April 30, 1995 and a pro forma Statement of Operations for the year ended April 30, 1995.

Note 1. Accounting Policies

    The following is a summary of significant accounting policies followed by the Fund in the preparation of its financial statements.

    Securities Valuations: In valuing the Fund's assets, quotations of foreign securities in a foreign currency are converted to U.S. dollar equivalents at the then current currency value. Government securities for which quotations are available will be based on prices provided by an independent pricing service or principal market makers. Other portfolio securities that are actively traded in the over-the-counter market, including listed securities for which the primary market is believed to be over-the counter, will be valued at the average of the quoted bid and asked prices provided by an independent pricing service or by principal market makers. Any security for which the primary market is on an exchange is valued at the last sales price in such exchange on the day of valuation or, if there was no sale on such day, the last bid price quoted on such day. Securities for which market quotations are not readily available are valued at fair value as determined in good faith by or under the direction of the Board of Directors.

    Short-term securities which mature in more than 60 days are valued at current market quotations. Short-term securities which mature in 60 days or less are valued at amortized cost which approximates market value.

    In connection with transaction in repurchase agreements with U.S. financial institutions, it is the Fund's policy that its custodian or designated subcustodians, as the case may be under triparty repurchase agreements, take possession of the underlying collateral securities, the value of which exceeds the principal amount of the repurchase transaction including accrued interest. If the seller defaults and the value of the collateral declines or if bankruptcy proceedings are commenced with respect to the security, realization of the collateral by the Fund may be delayed or limited.

    Foreign Currency Translation: The books and records of the are maintained in U.S. dollars. Foreign currency amounts are translated into U.S. dollars on the following basis:

        (i) market value of investment securities, other assets and liabilities --at the closing daily rate of exchange;

        (ii) purchases  and  sales  of  investment   securities,    income   and
    expenses--at   the rate of exchange  prevailing on the  respective  dates of such transactions.

    Although the net assets of the Fund are presented at the foreign exchange rates and market values at the close of the foreign exchange rates and market values at the close of the fiscal period, the Fund does not isolate that portion of the results of operation arising as a result of changes in the foreign exchange rates from the fluctuations arising from changes in the market price of securities held at the end of the fiscal period. Similarly, the Fund does not isolate the effect of changes in foreign exchange rates from the fluctuations arising from changes in the market prices of long-term debt securities sold during the fiscal period.

    Net realized loss on foreign currency transactions represents net foreign exchange gains or losses from sales and maturities of short-term securities, holding of foreign currencies, currency gains or losses realized between the trade and settlement dates on security transactions, and the difference between the amounts of interest and foreign taxes recorded on the Fund's books and the U.S. dollar equivalent amounts actually received or paid. Net unrealized currency gains and losses from valuing foreign currency denominated assets and liabilities at fiscal period end exchange rates are reflected as a component of net unrealized appreciation/depreciation on investments and foreign currencies.

    Foreign security and currency transactions may involve certain considerations and risks not typically associated with those of U.S. companies as a result of, among other factors, the possibility of political and economic instability and the level of governmental supervision and regulation of foreign securities markets.

    Forward Currency Contracts: A forward currency contract is a commitment to purchase or sell a foreign currency at a future date at a negotiated forward rate. The Fund enters into forward currency contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign portfolio holdings or on specific receivables and payables denominated in a foreign currency. The contracts are valued daily at current exchange rates and any unrealized gain or loss is included in net unrealized appreciation or depreciation on investments. Gain or loss is realized on the settlement date of the contract equal to the difference between the settlement value of the original and renegotiated forward contracts. This gain or loss, if any, is included in net realized gain (loss) on foreign currency transactions. Risk may arise upon entering into these contracts from the potential inability of counterparties to meet the terms of their contracts.

    Options: The Fund may either purchase or write options in order to hedge against adverse market movements or fluctuation in value caused by changes in prevailing interest rates or foreign currency exchange rates with respect to securities or currencies which the Fund currently owns or intends to purchase. When the Fund purchases an option, it pays a premium and an amount equal to that premium in recorded as an investment. When the Fund writes an option, it receives a premium and an amount equal to that premium is recorded as a liability. The investment or liability is adjusted daily to reflect the current market value of the option. If an option expires unexercised, the Fund realizes a gain or loss to the extent of the premium received or paid . If an option is exercised, the premium received or paid is an adjustment to the proceeds from the sale or the cost basis of the purchases in determining whether the Fund has realized a gain or loss. The difference between the premium and the amount received or paid on effecting a closing purchase or sale transaction is also treated as a realized gain or loss. Gain or loss on purchased options is included in net realized gain (loss) on investment transactions. Gain or loss on written options is presented separately as net realized gain (loss) on written option transactions.

    The Fund, as writer of an option, has no control over whether the underlying securities or currencies may be sold (called) or purchased (put). As a result, the Fund bears the market risk of an unfavorable change in the price of the security or currency underlying the written option. The Fund, as purchaser of an option, bears the risk of the potential inability of the counterparties to meet the terms of their contracts.

    Securities Transactions and Investment Income: Securities transactions are recorded on the trade date. Realized gains and losses from security and currency transactions are calculated on the identified cost basis. Interest income is recorded on an accrual basis.

    Net investment income (other than distribution fees) and unrealized and realized gains or losses are allocated daily to each class of shares based upon the relative proportion of net assets of each class at the beginning of the day.

    Equalization: The Fund follows the accounting practice known as equalization by which a portion of the proceeds from sales and costs of reacquisitions of Fund shares, equivalent on a per share basis to the amount of distributable net investment income on the date of the transaction, is credited or charged to undistributed net investment income. As a result, undistributed net investment income per share is unaffected by sales or reacquisitions of the Fund's shares.

    Dividends and Distributions: The Fund declares daily and pays dividends from book basis net investment income monthly and makes distributions at least annually of any net capital gains. Dividends and distributions are recorded on the ex-dividend date.

    Income distributions and capital gain distributions are determined in accordance with income tax regulations which may differ from generally accepted accounting principles. Theses differences are primarily due to differing treatments for foreign currency transactions.

    Federal Income Taxes: It is the intent of the Fund to continue to meet the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute all of its net income to its shareholders. Therefore, no federal income tax provision is required.

    Withholding taxes on foreign interest have been provided for in accordance with the Fund's understanding of the applicable country's tax rules and rates.

    Deferred Organization Expenses: Approximately $200,000 of organization and initial registration costs were incurred. These costs have been deferred and are being amortized over the period of benefit not to exceed 60 months from the date the Fund commenced investment operations. PMF has agreed not to redeem the 10,000 shares purchased until all organization expenses have been amortized.

    Reorganization and Solicitation Expenses: Expenses of reorganization and solicitation will be borne by the Fund and will include reimbursement of brokerage firms and others for expenses in forwarding proxy solicitation material to shareholders.

Note 2. Agreements

    The Fund has a management agreement with Prudential Mutual Fund Management, Inc. ("PMF"). Pursuant to this agreement, PMF has responsibility for all investment advisory services and supervises the subadviser's performance of such services. PMF has entered into a subadvisory agreement with The Prudential Investment Corporation ("PIC"); PIC furnishes investment advisory services in connection with the management of the Fund. PMF pays for the cost of the subadviser's services, the compensation of officers of the Fund, occupancy and certain clerical and bookkeeping costs of the Fund. The Fund bears all other costs and expenses.

    The management fee paid PMF is computed daily and payable monthly at an annual rate of .55 of 1% of the Fund's average daily net assets.

    The Fund has distribution agreements with Prudential Mutual Fund Distributors, Inc. ("PMFD"), which acts as the distributor of the Class A shares of the Fund, and with Prudential Securities Incorporated ("PSI"), which acts as distributor of the Class B and Class C shares of the Fund. The Fund reimburses PMFD and compensates PSI for distributing and servicing the Fund's Class A, Class B and Class C shares, pursuant to plans of distribution (the "Class A, B and C Plans") . The distribution fees are accrued daily and payable monthly.

    Pursuant to the Class A Plan, the Fund reimburses PMFD for its expenses with respect to Class A shares at an annual rate of up to .30 of 1% of the average daily net assets of the Class A shares. Such expenses under the Class A Plan were .15 of 1% of the average daily net assets of the Class A shares for the year ended April 30, 1995. PMFD pay various broker-dealers, including PSI and Pruco Securities Corporation ("Prusec"), affiliated broker-dealers, for account servicing fees and other expenses incurred by such broker-dealers.

    Pursuant to the Class B and C Plans, the Fund compensates PSI for distribution-related activities at an annual rate of up to 1% of average daily net assets of both the Class B and C shares. Such expenses under the Class B and Class C Plans were both charged at .75 of 1% of the average daily net assets of the Class B and Class C shares for the year ended April 30, 1995.

    PMFD has advised the Fund that it has received approximately $8,400 in front-end sales charges resulting from sales of Class A shares during the year ended April 30, 1995. From these fees, PMFD paid such sales charges to PSI and Pruco Securities Corporation, affiliated broker-dealers, which in turn paid commissions to salespersons and incurred other distribution costs.

    PSI has advised the Fund that for the year ended April 30, 1995, it received approximately $1,004,500 in contingent deferred sales charges imposed upon certain redemptions by Class B shareholders.

    PMFD is a wholly-owned subsidiary of PMF; PSI, PMF and PIC are indirect, wholly-owned subsidiaries of The Prudential Insurance Company of America.

                 PRUDENTIAL SHORT-TERM GLOBAL INCOME FUND, INC.

                       Statement of Additional Information
                              dated January 3, 1995

    Prudential Short-Term Global Income Fund, Inc. (the Fund) is an open-end, non-diversified management investment company, or mutual fund comprised of two Portfolios, the Global Assets Portfolio and the Short-Term Global Income Portfolio. The investment objective of the Short-Term Global Income Portfolio is to maximize total return, the components of which are current income and capital appreciation. The investment objective of the Global Assets Portfolio is high current income with minimum risk to principal. There is no assurance that the Portfolios will achieve their investment objectives.

    The Short-Term Global Income Portfolio seeks to achieve its objective by investing primarily in a portfolio of investment grade debt securities having remaining maturities of not more than three years. The Portfolio, which is not a money market fund, seeks to maximize current income by investing in debt securities denominated in U.S. dollars and a range of foreign currencies.

    The Global Assets Portfolio seeks to achieve its objective by investing primarily in a portfolio of high-quality debt securities having remaining maturities of not more than one year. The Global Assets Portfolio seeks high current yields by investing in debt securities denominated in U.S. dollars and a range of foreign currencies. The Portfolio, which is not a money market fund, is designed for the investor who seeks a higher yield than a money market fund and less fluctuation in net asset value than a longer-term bond fund.

    Under normal circumstances, each Portfolio will invest its assets in debt securities of issuers in at least three different countries including the United States. There can be no assurance that a Portfolio's objective will be achieved.

    Each Portfolio operates as a separate fund. Information about each Portfolio is set forth in separate prospectuses, copies of which may be obtained from the Fund upon request. This Statement contains additional information about each Portfolio. Each Portfolio is also subject to certain investment restrictions. See "Investment Restrictions."

    The Fund's address is One Seaport Plaza, New York, New York 10292, and its telephone number is (800) 225-1852.

    This Statement of Additional Information is not a prospectus and should be read in conjunction with the Prospectus of each Portfolio, dated January 3, 1995, a copy of which may be obtained from the Fund at One Seaport Plaza, New York, New York 10292.

                               -----------------

                               TABLE OF CONTENTS

                                                                                                Cross-reference
                                                                                                   to page in
                                                                                                   Prospectus
                                                                                        ------------------------------
                                                                                           Short-Term
                                                                                         Global Income   Global Assets
                                                                               Page        Portfolio       Portfolio
                                                                               ----      -------------   -------------
Additional Investment Information ............................................  B-2             7              6

Investment Restrictions ......................................................  B-9            14             12

Directors and Officers .......................................................  B-10           14             12

Manager ......................................................................  B-12           14             12

Distributor ..................................................................  B-14           15             13

Portfolio Transactions and Brokerage .........................................  B-16           17             16

Purchase and Redemption of Fund Shares .......................................  B-17           21             19

Shareholder Investment Account ...............................................  B-20           29             24

Net Asset Value ..............................................................  B-23           18             16

Taxation .....................................................................  B-24           19             17

Performance Information ......................................................  B-25           18             16

Custodian, Transfer and Dividend Disbursing Agent, and Independent Accountants  B-27           17             16

Financial Statements .........................................................  B-28            -              -

Independent Auditors' Reports ................................................  B-70            -              -

----------------------------------------------------------------------------------------------------------------------

MF1498

                        ADDITIONAL INVESTMENT INFORMATION

Investment Policies

    U.S. Government Securities

    "U.S. Government securities" shall include the following:

    U.S. Treasury Securities. Each Portfolio may invest in U.S. Treasury securities, including bills, notes and bonds issued by the U.S. Treasury. These instruments are direct obligations of the U.S. Government and, as such, are backed by the "full faith and credit" of the United States. They differ primarily in their interest rates, the lengths of their maturities and the dates of their issuances.

    Obligations Issued or Guaranteed by U.S. Government Agencies and Instrumentalities. Each Portfolio may invest in obligations issued by agencies of the U.S. Government or instrumentalities established or sponsored by the U.S. Government. These obligations, including those that are guaranteed by federal agencies or instrumentalities, may or may not be backed by the "full faith and credit" of the United States. Obligations of the Government National Mortgage Association (GNMA), the Farmers Home Administration and the Export-Import Bank are backed by the full faith and credit of the U.S. Government. Securities in which a Portfolio may invest that are not backed by the full faith and credit of the U.S. Government include obligations issued by the Tennessee Valley Authority, the Federal National Mortgage Association (FNMA), the Federal Home Loan Mortgage Corporation (FHLMC), the Resolution Funding Corporation and the United States Postal Service, each of which has the right to borrow from the United States Treasury to meet its obligations, and obligations of the Federal Farm Credit Bank and the Federal Home Loan Bank, the obligations of which may be satisfied only by the individual credit of the issuing agency. In the case of securities not backed by the full faith and credit of the United States, a Portfolio must look principally to the agency issuing or guaranteeing the obligation for ultimate repayment and may not be able to assert a claim against the United States if the agency or instrumentality does not meet its commitments.

    The Short-Term Global Income Portfolio may invest in U.S. Government securities that are zero-coupon securities. Zero-coupon securities pay no cash income but are purchased at a discount from their value at maturity. When held to maturity, their entire return, which consists of the amortization of the discount, equals the difference between their purchase price and their maturity value. At no time will the aggregate market value of the Portfolio's investments in zero-coupon securities exceed 5% of the Portfolio's total assets.

    Special Considerations. U.S. Government securities are considered among the most creditworthy of fixed income investments. The yields available from U.S. Government securities are generally lower than the yields available from corporate debt securities. The values of U.S. Government securities (like those of fixed-income securities generally) will change as interest rates fluctuate. During periods of falling U.S. interest rates, the values of outstanding long-term U.S. Government securities generally rise. Conversely, during periods of rising interest rates, the values of such securities generally decline. The magnitude of those fluctuations will generally be greater for securities with longer maturities. Although changes in the value of U.S. Government securities will not affect investment income from those securities, they will affect the net asset value of each Portfolio.

    At a time when a Portfolio has written call options on a portion of its U.S. Government securities, its ability to profit from declining interest rates will be limited. Any appreciation in the value of the securities held in the portfolio above the strike price would likely be partially or wholly offset by unrealized losses on call options written by the Portfolio. The termination of option positions under these conditions would generally result in the realization of capital losses, which would reduce the Portfolio's capital gains distributions. Accordingly, a Portfolio would generally seek to realize capital gains to offset realized losses by selling portfolio securities. In such circumstances, however, it is likely that the proceeds of such sales would be reinvested in lower yielding securities. See "Additional Risks-Options Transactions and Related Risks."

Loan Participations

    Each Portfolio may invest up to 5% of its total assets in high quality participation interests having remaining maturities not exceeding one year in loans extended by banks to United States and foreign companies. In a typical corporate loan syndication, a number of lenders, usually banks (co-lenders), lend a corporate borrower a specified sum pursuant to the terms and conditions of a loan agreement. One of the co-lenders usually agrees to act as the agent bank with respect to the loan. The loan agreement among the corporate borrower and the co-lenders identifies the agent bank as well as sets forth the rights and duties of the parties. The agreement often (but not always) provides for the collateralization of the corporate borrower's obligations thereunder and includes various types of restrictive covenants which must be met by the borrower.

    The participation interests acquired by a Portfolio may, depending on the transaction, take the form of a direct or co-lending relationship with the corporate borrower, an assignment of an interest in the loan by a co-lender or another participant, or a participation in the seller's share of the loan. Typically, the Portfolio will look to the agent bank to collect principal of and interest on a participation interest, to monitor compliance with loan covenants, to enforce all credit remedies, such as foreclosures on collateral, and to notify co-lenders of any adverse changes in the borrower's financial condition or declarations of insolvency. The agent bank in such cases will be qualified to serve as a custodian for a registered investment company such as the Fund. The agent bank is compensated for these services by the borrower pursuant to the terms of the loan agreement.

    When a Portfolio acts as co-lender in connection with a participation interest or when a Portfolio acquires a participation interest the terms of which provide that the Portfolio will be in privity with the corporate borrower, the Portfolio will have direct recourse against the borrower in the event the borrower fails to pay scheduled principal and interest. In cases where the Portfolio lacks such direct recourse, the Portfolio will look to the agent bank to enforce appropriate credit remedies against the borrower.

    Each Portfolio believes that the principal credit risk associated with acquiring participation interests from a co-lender or another participant is the credit risk associated with the underlying corporate borrower. A Portfolio may incur additional credit risk, however, when a Portfolio is in the position of participant rather than a co-lender because the Portfolio must assume the risk of insolvency of the co-lender from which the participation interest was acquired and that of any person interpositioned between the Portfolio and the co-lender. However, in acquiring participation interests, the Portfolio will conduct analysis and evaluation of the financial condition of each such co-lender and participant to ensure that the participation interest meets the Portfolio's high quality standard and will continue to do so as long as it holds a participation. For purposes of a Portfolio's requirement to maintain diversification for tax purposes, the issuer of a loan participation will be the underlying borrower. In cases where a Portfolio does not have recourse directly against the borrower, both the borrower and each agent bank and co-lender interposed between the Portfolio and the borrower will be deemed issuers of the loan participation for tax diversification purposes.

    For purposes of each Portfolio's fundamental investment restriction against investing 25% or more of its total assets in any one industry, a Portfolio will consider all relevant factors in determining who is the issuer of a loan participation including the credit quality of the underlying borrower, the amount and quality of the collateral, the terms of the loan participation agreement and other relevant agreements (including any intercreditor agreements), the degree to which the credit of such intermediary was deemed material to the decision to purchase the loan participation, the interest environment, and general economic conditions applicable to the borrower and such intermediary.

Certificates of Deposit and Bankers' Acceptances

    Certificates of deposit are receipts issued by a depository institution in exchange for the deposit of funds. The issuer agrees to pay the amount deposited plus interest to the bearer of the receipt on the date specified on the certificate. The certificate usually can be traded in the secondary market prior to maturity. Bankers' acceptances typically arise from short-term credit arrangements designed to enable businesses to obtain funds to finance commercial transactions. Generally, an acceptance is a time draft drawn on a bank by an exporter or an importer to obtain a stated amount of funds to pay for specific merchandise. The draft is then "accepted" by a bank that, in effect, unconditionally guarantees to pay the face value of the instrument on its maturity date. The acceptance may then be held by the accepting bank as an earning asset or it may be sold in the secondary market at the going rate of discount for a specific maturity. Although maturities for acceptance can be as long as 270 days, most acceptances have maturities of six months or less.

Commercial Paper

    Commercial  paper  consists  of  short-term  (usually  from 1 to  270  days)
unsecured promissory notes issued by corporations in order to finance their current operations. A variable amount master demand note (which is a type of commercial paper) represents a direct borrowing arrangement involving periodically fluctuating rates of interest under a letter agreement between a commercial paper issuer and an institutional lender pursuant to which the lender may determine to invest varying amounts.

Additional Risks

Options Transactions and Related Risks

    Each Portfolio may purchase put and call options and sell covered put and call options which are traded on United States or other foreign exchanges and may also engage in over-the-counter options transactions with United States securities dealers or foreign government securities dealers (OTC options).

    Options on Securities. The purchaser of a call option has the right, for a specified period of time, to purchase the securities subject to the option at a specified price (the exercise price or strike price). By writing a call option, a Portfolio becomes obligated during the term of the option, upon exercise of the option, to deliver the underlying securities or a specified amount of cash to the purchaser against receipt of the exercise price. When a Portfolio writes a call option, the Portfolio loses the potential for gain on the underlying securities in excess of the exercise price of the option during the period that the option is open.

    The purchaser of a put option has the right, for a specified period of time, to sell the securities subject to the option to the writer of the put at the specified exercise price. By writing a put option, the Portfolio becomes obligated during the term of the option, upon exercise of the option, to purchase the securities underlying the option at the exercise price. The Portfolio might, therefore, be obligated to purchase the underlying securities for more than their current market price.

    The writer of an option retains the amount of the premium, although this amount may be offset or exceeded, in the case of a covered call option, by a decline and, in the case of a covered put option, by an increase in the market value of the underlying security during the option period.

    A Portfolio may wish to protect certain portfolio securities against a decline in market value through purchase of put options on other carefully selected securities which the Investment Advisers believe may move in the same direction as those portfolio securities. If the investment adviser's judgment is correct, changes in the value of the put options should generally offset changes in the value of the portfolio securities being hedged. If the investment adviser's judgment is not correct, the value of the securities underlying the put option may decrease less than the value of the Portfolio's investments and therefore the put option may not provide complete protection against a decline in the value of the Portfolio's investments below the level sought to be protected by the put option.

    A Portfolio may similarly wish to hedge against appreciation in the value of debt securities that it intends to acquire through purchase of call options on other carefully selected debt securities which the Investment Advisers believe may move in the same direction as those portfolio securities. In such circumstances the Portfolio will be subject to risks analogous to those summarized above in the event that the correlation between the value of call options so purchased and the value of the securities intended to be acquired by the Portfolio is not as close as anticipated and the value of the securities underlying the call options increases less than the value of the securities to be acquired by the Portfolio.

    Each Portfolio may write options on securities in connection with buy-and-write transactions; that is, the Portfolio may purchase a security and concurrently write a call option against that security. If the call option is exercised, the Portfolio's maximum gain will be the premium it received for writing the option, adjusted upwards or downwards by the difference between the Portfolio's purchase price of the security and the exercise price of the option. If the option is not exercised and the price of the underlying security declines, the amount of the decline will be offset in part, or entirely, by the premium received.

    The exercise price of a call option may be below (in-the-money), equal to (at-the-money) or above (out-of-the-money) the current value of the underlying security at the time the option is written. Buy-and-write transactions using in-the-money call options may be used when it is expected that the price of the underlying security will remain flat or decline moderately during the option period. Buy-and-write transactions using at-the-money call options may be used when it is expected that the price of the underlying security will remain fixed or advance moderately during the option period. A buy-and-write transaction using an out-of-the-money call option may be used when it is expected that the premium received from writing the call option plus the appreciation in the market price of the underlying security up to the exercise price will be greater than the appreciation in the price of the underlying security alone. If the call option is exercised in such a transaction, the Portfolio's maximum gain will be the premium received by it for writing the option, adjusted upwards or downwards by the difference between the Portfolio's purchase price of the security and the exercise price of the option. If the option is not exercised and the price of the underlying security declines, the amount of the decline will be offset in part, or entirely, by the premium received.

    Each Portfolio may write both American style options and European style options. An American style option is an option which may be exercised by the holder at any time prior to its expiration. A European style option, however, may only be exercised as of the expiration of the option.

    Prior to being notified of exercise of the option, the writer of an exchange-traded option that wishes to terminate its obligation may effect a "closing purchase transaction" by buying an option of the same series as the option previously written. (Options of the same series are options with respect to the same underlying security, having the same expiration date and the same strike price.) The effect of the purchase is that the writer's position will be cancelled by the exchange's affiliated clearing organization. Likewise, an investor who is the holder of an option may liquidate a position by effecting a "closing sale transaction" by selling an option of the same series as the option previously purchased. There is no guarantee that either a closing purchase or a closing sale transaction can be effected.

    Exchange-traded options in the United States are issued by a clearing organization affiliated with the exchange on which the option is listed which, in effect, gives its guarantee to every exchange-traded option transaction. In contrast, OTC options are contracts between a Portfolio and its contra-party with no clearing organization guarantee. Thus, when a Portfolio purchases an OTC option, it relies on the dealer from which it has purchased the OTC option to make or take delivery of the securities underlying the option. Failure by the dealer to do so would result in the loss of the premium paid by the Portfolio as well as the loss of the expected benefit of the transaction. The Board of Directors of the Fund will approve a list of dealers with which the Portfolios may engage in OTC options.

    When a Portfolio writes an OTC option, it generally will be able to close out the OTC options prior to its expiration only by entering into a closing purchase transaction with the dealer to which the Portfolio originally wrote the OTC option. While the

Portfolio will enter into OTC options only with dealers which agree to, and which are expected to be capable of, entering into closing transactions with the Portfolio, there can be no assurance that the Portfolio will be able to liquidate an OTC option at a favorable price at any time prior to expiration. Until the Portfolio is able to effect a closing purchase transaction in a covered OTC call option the Portfolio has written, it will not be able to liquidate securities used as cover until the option expires or is exercised or different cover is substituted. In the event of insolvency of the contra-party, the Portfolio may be unable to liquidate an OTC option.

    OTC options purchased by a Portfolio will be treated as illiquid securities subject to any applicable limitation on such securities. Similarly, the assets used to "cover" OTC options written by a Portfolio will be treated as illiquid unless the OTC options are sold to qualified dealers who agree that the Portfolio may repurchase any OTC options it writes for a maximum price to be calculated by a formula set forth in the option agreement. The "cover" for an OTC option written subject to this procedure would be considered illiquid only to the extent that the maximum repurchase price under the formula exceeds the intrinsic value of the option.

    Each Portfolio may write only "covered" options. This means that so long as a Portfolio is obligated as the writer of a call option, it will own the underlying securities subject to the option or an option to purchase the same underlying securities, having an exercise price equal to or less than the exercise price of the "covered" option, or will establish and maintain with its Custodian for the term of the option a segregated account consisting of cash, U.S. Government securities or other liquid high-grade debt obligations having a value equal to the fluctuating market value of the optioned securities. A put option written by a Portfolio will be considered "covered" if, so long as the Portfolio is obligated as the writer of the option, it owns an option to sell the underlying securities subject to the option having an exercise price equal to or greater than the exercise price of the "covered" option, or it deposits and maintains with its Custodian in a segregated account cash, U.S. Government securities or other liquid high-grade debt obligations having a value equal to or greater than the exercise price of the option. The Fund may also write straddles (i.e., a combination of a call and a put written on the same security at the same strike price where the same segregated collateral is considered "cover" for both the put and the call). In such cases, the Fund will also segregate or deposit cash, U.S. Government securities or liquid high-grade obligations equivalent to the amount, if any, by which the put is "in-the-money."

Options on Currencies

    Instead of purchasing or selling futures, options on futures or forward currency exchange contracts, a Portfolio may attempt to accomplish similar objectives by purchasing put or call options on currencies either on exchanges or in over-the-counter markets or by writing put options or covered call options on currencies. A put option gives the Portfolio the right to sell a currency at the exercise price until the option expires. A call option gives the Portfolio the right to purchase a currency at the exercise price until the option expires. Both options serve to insure against adverse currency price movements in the underlying portfolio assets designated in a given currency.

Futures Contracts and Options Thereon

    Each Portfolio will purchase or sell interest rate or currency futures contracts to take advantage of or to protect a Portfolio against fluctuations in interest rates affecting the value of debt securities which the Portfolio holds or intends to acquire and may also purchase or sell currency futures contracts and options thereon to manage currency risks. Since the futures market may be more liquid than the cash market, the use of futures contracts as a risk management technique permits the Fund to maintain a defensive position without having to sell portfolio securities.

    A "sale" of a futures contract (or a "short" futures position) means the assumption of a contractual obligation to deliver the securities or currency underlying the contract at a specified price at a specified future time. A "purchase" of a futures contract (or a "long" futures position) means the assumption of a contractual obligation to acquire the securities or currency underlying the contract at a specified price at a specified future time.

    At the time a futures contract is purchased or sold, a Portfolio must allocate cash or securities as a deposit payment (initial margin). It is expected that the initial margin on United States exchanges will vary from one-half of 1% to 4% of the value of the securities or commodities underlying the contract. Under certain circumstances, however, such as periods of high volatility, the Portfolio may be required by an exchange to increase the level of its initial margin payment. Thereafter, the futures contract is valued daily and the payment of "variation margin" may be required, a process known as "mark to the market." Each day the Portfolio is required to provide or is entitled to receive variation margin in an amount equal to any decline (in the case of a long futures position) or increase (in the case of a short futures position) in the contract's value since the preceding day.

    Certain futures contracts are settled on a net cash payment basis rather than by the sale and delivery of the securities or currency underlying the futures contracts. United States futures contracts are traded on exchanges that have been designated as "contract markets" by the Commodity Futures Trading Commission (the CFTC), an agency of the U.S. Government, and must be executed through a futures commission merchant (i.e., a brokerage firm) which is a member of the relevant contract market. Futures contracts trade on these contract markets and the exchange's affiliated clearing organization guarantees performance of the contracts as between the clearing members of the exchange.

    Although futures contracts by their terms may require the actual delivery or acquisition of underlying assets, in most cases the contractual obligation is extinguished by offset before the expiration of the contract without having to make or take delivery of the assets. The offsetting of a contractual obligation is accomplished by buying (to offset an earlier sale) or selling (to offset an earlier purchase) an identical futures contract calling for delivery in the same month.

    The ordinary spreads between values in the cash and futures markets, due to differences in the character of those markets, are subject to distortions. Due to the possibility of distortion, a correct forecast of general interest rate or currency trends by the investment adviser may still not result in a successful transaction.

    Although the Fund believes that use of futures contracts will benefit the Portfolios, if the investment adviser's judgment about the general direction of interest rates or currency values is incorrect, the Portfolio's overall performance would be poorer than if it had not entered into any such contracts.

Options on Futures

    An option on a futures contract gives the purchaser the right, in return for the premium paid, to assume a position in a futures contract (a long position if the option is a call and a short position if the option is a put) at a specified exercise price at any time during the option exercise period. The writer of the option is required upon exercise to assume a short futures position (if the option is a call) or a long futures position (if the option is a put). Upon exercise of the option, the assumption of an offsetting futures position by the writer and holder of the option will be accompanied by delivery of the accumulated cash balance in the writer's futures margin account which represents the amount by which the market price of the futures contract at exercise exceeds, in the case of a call, or is less than, in the case of a put, the exercise price of the option on the futures contract.

    Each Portfolio may only write "covered" put and call options on futures contracts. A Portfolio will be considered "covered" with respect to a call option it writes on a futures contract if the Portfolio owns the assets which are deliverable under the futures contract or an option to purchase that futures contract having a strike price equal to or less than the strike price of the "covered" option and having an expiration date not earlier than the expiration date of the "covered" option, or if it segregates and maintains with its Custodian for the term of the option cash, U.S. Government securities or other liquid high-grade debt obligations equal to the fluctuating value of the optioned future. A Portfolio will be considered "covered" with respect to a put option it writes on a futures contract if it owns an option to sell that futures contract having a strike price equal to or greater than the strike price of the "covered" option, or if it segregates and maintains with its Custodian for the term of the option cash, U.S. Government securities or liquid high-grade debt obligations at all times equal in value to the exercise price of the put (less any initial margin deposited by the Portfolio with its Custodian with respect to such put option). There is no limitation on the amount of the Fund's assets which can be placed in the segregated account.

Forward Currency Exchange Contracts

    A Portfolio's transactions in forward currency exchange contracts will be limited to hedging involving either specific transactions or portfolio positions. Transaction hedging is the forward purchase or sale of currency with respect to specific receivables or payables of the Fund generally arising in connection with the purchase or sale of its portfolio securities and accruals of interest receivable and Fund expenses. Position hedging is the forward sale of currency with respect to portfolio security positions denominated or quoted in that currency or in a currency bearing a high degree of positive correlation to the value of that currency.

    A Portfolio may not position hedge with respect to a particular currency for an amount greater than the aggregate market value (determined at the time of making any sale of forward currency) of the securities held in its portfolio denominated or quoted in, or currently convertible into, such currency. If a Portfolio enters into a position hedging transaction, the Fund's Custodian or subcustodian will place cash or U.S. Government securities or other high-grade debt obligations in a segregated account of the Portfolio in an amount equal to the value of the Portfolio's total assets committed to the consummation of the given forward contract. If the value of the securities placed in the segregated account declines, additional cash or securities will be placed in the account so that the value of the account will, at all times, equal the amount of the Portfolio's commitment with respect to the forward contract.

    At or before the maturity of a forward sale contract, the Portfolio may either sell a portfolio security and make delivery of the currency, or retain the security and offset its contractual obligations to deliver the currency by purchasing a second contract pursuant to which the Portfolio will obtain, on the same maturity date, the same amount of the currency which it is obligated to deliver. If the Portfolio retains the portfolio security and engages in an offsetting transaction, the Portfolio, at the time of execution of the offsetting transaction, will incur a gain or a loss to the extent that movement has occurred in forward contract prices. Should forward prices decline during the period between the Portfolio entering into a forward contract for the sale of a currency and the date it enters into an offsetting contract for the purchase of the currency, the Portfolio will realize a gain to the extent the price of the currency it has agreed to purchase is less than the price of the currency it has agreed to sell. Should forward prices increase, the Portfolio will suffer a loss to the extent the price of the currency it has agreed to purchase exceeds the price of the currency it has agreed to sell. Closing out forward purchase contracts involves similar offsetting transactions.

    The use of foreign currency contracts does not eliminate fluctuations in the underlying prices of the securities, but it does establish a rate of exchange that can be achieved in the future. In addition, although forward currency contracts limit the risk of loss due to a decline in the value of the hedged currency, they also limit any potential gain that might result if the value of the currency increases.

Additional Risks of Options on Securities and Currencies, Futures Contracts and Options Thereon and Forward Contracts

    Options, futures contracts, options on futures contracts and forward contracts on securities and currencies may be traded on foreign exchanges. Such transactions may not be regulated as effectively as similar transactions in the United States, may not involve a clearing mechanism and related guarantees, and are subject to the risk of governmental action affecting trading in, or the prices of, foreign securities. The value of such positions also could be adversely affected by (i) other complex foreign political, legal and economic factors, (ii) lesser availability than in the United States of data on which to make trading decisions, (iii) delays in the Fund's ability to act upon economic events occurring in the foreign markets during non-business hours in the United States, (iv) the imposition of different exercise and settlement terms and procedures and margin requirements than in the United States and (v) lesser trading volume.

    Exchanges on which options, futures and options on futures are traded may impose limits on the positions that the Portfolio may take in certain circumstances. If so, this would limit the ability of the Portfolio fully to hedge against these risks.

    Futures exchanges may establish daily limits in the amount that the price of a futures contract or related options contract may vary either up or down from the previous day's settlement price. Once the daily limit has been reached in a particular contract, no trades may be made that day at a price beyond the limit. The daily limit governs only price movements during a particular trading day and therefore does not limit potential losses because the limit may prevent the liquidation of unfavorable positions. Futures or options contract prices could move to the daily limit for several consecutive trading days with little or no trading and thereby prevent prompt liquidation of positions and subject some traders to substantial losses. In such event, it may not be possible for a Portfolio to close a position, and in the event of adverse price movements, the Portfolio would have to make daily cash payments of variation margin (except in the case of purchased options).

    An exchange-traded option position may be closed out only where there exists a secondary market for an option of the same series. If a secondary market does not exist, it might not be possible to effect closing transactions in particular options a Portfolio has purchased with the result that the Portfolio would have to exercise the options in order to realize any profit. If the Portfolio is unable to effect a closing purchase transaction in a secondary market in an option the Portfolio has written, it will not be able to sell the underlying security until the option expires or it delivers the underlying security upon exercise or it otherwise covers its position. Reasons for the absence of a liquid secondary market include the following: (i) there may be insufficient trading interest in certain options; (ii) restrictions may be imposed by a securities exchange on operating transactions or closing transactions or both;
(iii) trading halts, suspensions or other restrictions may be imposed with respect to particular classes or series of options or underlying securities;
(iv) unusual or unforeseen circumstances may interrupt normal operations on an exchange; (v) the facilities of an exchange or clearing organization may not at all times be adequate to handle current trading volume; or (vi) one or more exchanges could, for economic or other reasons, decide or be compelled at some future date to discontinue the trading of options (or a particular class or series of options), in which event the secondary market on that exchange (or a particular class or series of options) would cease to exist, although outstanding options would continue to be exercisable in accordance with their terms.

    A Portfolio's ability to establish and close out positions in futures contracts and options on futures contracts will be subject to the maintenance of a liquid market. Although a Portfolio generally will purchase or sell only those futures contracts and options thereon for which there appears to be a liquid market, there is no assurance that a liquid market on an exchange will exist for any particular futures contract or option thereon at any particular time. In the event no liquid market exists for a particular futures contract or option thereon in which the Portfolio maintains a position, it will not be possible to effect a closing transaction in that contract or to do so at a satisfactory price and the Portfolio would have to either make or take delivery under the futures contract or, in the case of a written option, wait to sell the underlying securities until the option expires or is exercised or, in the case of a purchased option, exercise the option. In the case of a futures contract or an option on a futures contract which the Portfolio has written and which the Portfolio is unable to close, the Portfolio would be required to maintain margin deposits on the futures contract or option and to make variation margin payments until the contract is closed.

Limitations on the Purchase and Sale of Futures Contracts and Options on Futures Contracts

    Each Portfolio will engage in transactions in interest rate and foreign currency futures contracts and options thereon only for bona fide hedging, yield enhancement and risk management purposes, in each case in accordance with the rules and regulations of the CFTC, and not for speculation.

    In accordance with CFTC regulations, a Portfolio may not purchase or sell futures contracts or options thereof for yield enhancement or risk management purposes if immediately thereafter the sum of the amounts of initial margin deposits on the Portfolio's existing futures and premiums paid for options on futures would exceed 5% of the liquidation value of the Portfolio's total assets after taking into account unrealized profits and unrealized losses on any such contracts; provided, however, that in the case of an option that is in-the-money at the time of the purchase, the in-the-money amount may be excluded in calculating the 5% limitation. The above restriction does not apply to the purchase and sale of futures contracts and options thereon for bona fide hedging purposes. In instances involving the purchase of futures contracts or call options thereon or the writing of put options thereon by a Portfolio, an amount of cash, U.S. Government securities or other liquid, high-grade debt obligations, equal to the market value of the futures contracts and options thereon (less any related margin deposits), will be deposited in a segregated account with its Custodian to cover the position, or alternative cover will be employed thereby insuring that the use of such futures contracts and options is unleveraged.

    As an alternative to bona fide hedging, a Portfolio may comply with a different standard established by CFTC rules as to each long position with respect to a futures contract or an option thereon which will be used as a part of a portfolio management strategy and which is incidental to the Portfolio's activities on the securities markets, under which the underlying commodity value of the contract at all times will not exceed the sum of (i) cash set aside in an identifiable manner or short-term U.S. Government or other United States dollar-denominated high grade short-term money market instruments segregated for this purpose plus margin deposited in the market, (ii) cash proceeds from existing investments due within thirty days and (iii) accrued profits on the particular futures contract or option thereon.

    CFTC regulations may impose limitations on a Portfolio's ability to engage in certain yield enhancement and risk management strategies. There are no limitations on a Portfolio's use of futures contracts and options on futures contracts beyond the restrictions set forth above.

When-Issued and Delayed Delivery Securities

    Each Portfolio may purchase or sell securities on a when-issued or delayed delivery basis. When-issued or delayed delivery transactions arise when securities are purchased or sold by the Portfolio with payment and delivery taking place in the future in order to secure what is considered to be an advantageous price and yield to the Portfolio at the time of entering into the transaction. The Fund's Custodian will maintain, in a segregated account of each Portfolio, cash, U.S. Government securities or other liquid high-grade debt obligations having a value equal (which is marked to market daily) to or greater than the Portfolio's purchase commitments; the Custodian will likewise segregate securities sold on a delayed delivery basis.

Borrowing

    When a Portfolio borrows money for temporary, extraordinary or emergency purposes or for the clearance of transactions, it will borrow no more than 20% of its net assets and, in any event, the value of its total assets (i.e., including borrowings) less its liabilities (excluding borrowings) must at all times be maintained at not less than 300% of all outstanding borrowings. If, for any reason, including adverse market conditions, a Portfolio should fail to meet this test, it will be required to reduce its borrowings within three days (not including Sundays and holidays) to the extent necessary to meet the test. This requirement may make it necessary for a Portfolio to sell a portion of its portfolio securities at a time when it is disadvantageous to do so.

Repurchase Agreements

    A Portfolio will enter into repurchase transactions only with parties meeting creditworthiness standards approved by the Fund's Board of Directors. The Fund's investment adviser will monitor the creditworthiness of such parties, under the general supervision of the Board of Directors. In the event of a default or bankruptcy by a seller, the Portfolio will promptly seek to liquidate the collateral. To the extent that the proceeds from any sale of such collateral upon a default in the obligation to repurchase are less than the repurchase price, the Portfolio will suffer a loss.

    The Fund participates in a joint repurchase account with other investment companies managed by Prudential Mutual Fund Management, Inc. (PMF) pursuant to an order of the Securities and Exchange Commission. On a daily basis, any uninvested cash balances of the Portfolio may be aggregated with those of such other investment companies and invested in one or more repurchase agreements. Each fund participates in the income earned or accrued in the joint account based on the percentage of its investment.

Illiquid Securities

    Each Portfolio may not invest more than 10% of its net assets in repurchase agreements which have a maturity longer than seven days or in other illiquid securities, including securities that are illiquid by virtue of the absence of a readily available market (either within or outside of the United States) or legal or contractual restrictions on resale. Historically, illiquid securities have included securities subject to contractual or legal restrictions on resale because they have not been registered under the Securities Act of 1933, as amended (Securities Act), securities which are otherwise not readily marketable and repurchase agreements having a maturity of longer than seven days. Securities which have not been registered under the Securities Act are referred to as private placements or restricted securities and are purchased directly from the issuer or in the secondary market. Mutual funds do not typically hold a significant amount of these restricted or other illiquid securities because of the potential for delays on resale and uncertainty in valuation. Limitations on resale may have an adverse effect on the marketability of portfolio securities and a mutual fund might be unable to dispose of restricted or other illiquid securities promptly or at reasonable prices and might thereby experience difficulty satisfying redemptions within seven days. A mutual fund might also have to register such restricted securities in order to dispose of them resulting in additional expense and delay. Adverse market conditions could impede such a public offering of securities.

    In recent years, however, a large institutional market has developed for certain securities that are not registered under the Securities Act including repurchase agreements, commercial paper, foreign securities, municipal securities, convertible securities and corporate bonds and notes. Institutional investors depend on an efficient institutional market in which the unregistered security can be readily resold or on an issuer's ability to honor a demand for repayment. The fact that there are contractual or legal restrictions on resale to the general public or to certain institutions may not be indicative of the liquidity of such investments.

    Rule 144A under the Securities Act allows for a broader institutional trading market for securities otherwise subject to restriction on resale to the general public. Rule 144A establishes a "safe harbor" from the registration requirements of the Securities Act for resales of certain securities to qualified institutional buyers. The investment adviser anticipates that the market for certain restricted securities such as institutional commercial paper and foreign securities will expand further as a result of this regulation and the development of automated systems for the trading, clearance and settlement of unregistered securities of domestic and foreign issuers, such as the PORTAL System sponsored by the National Association of Securities Dealers, Inc.

    Restricted securities eligible for resale pursuant to Rule 144A under the Securities Act and commercial paper for which there is a readily available market will not be deemed to be illiquid. The investment adviser will monitor the liquidity of such restricted securities subject to the supervision of the Board of Directors. In reaching liquidity decisions, the investment adviser will consider, inter alia, the following factors: (1) the frequency of trades and quotes for the security; (2) the number of dealers wishing to purchase or sell the security and the number of other potential purchasers; (3) dealer undertakings to make a market in the security; and (4) the nature of the security and the nature of the marketplace trades (e.g., the time needed to dispose of the security, the method of soliciting offers and the mechanics of the transfer). In addition, in order for commercial paper that is issued in reliance on Section 4(2) of the Securities Act to be considered liquid; (i) it must be rated in one of the two highest rating categories by at least two nationally recognized statistical rating organizations (NRSRO), or if only one NRSRO rates the securities, by that NRSRO, or, if unrated, be of comparable quality in the view of the investment adviser; and (ii) it must not be "traded flat" (i.e., without accrued interest) or in default as to principal or interest. Repurchase agreements subject to demand are deemed to have a maturity equal to the notice period.

                             INVESTMENT RESTRICTIONS

    The following restrictions are fundamental policies. The Fund's fundamental policies as they affect a particular Portfolio cannot be changed without the approval of a majority of such Portfolio's outstanding voting securities. A "majority of a Portfolio's outstanding voting securities" when used in this Statement of Additional Information means the lesser of (i) 67% or more of the voting securities of such Portfolio represented at a meeting at which more than 50% of the outstanding voting securities of such Portfolio are present in person or represented by proxy or (ii) more than 50% of the outstanding voting securities of such Portfolio. With respect to the submission of a change in fundamental policy or investment objective to a particular Portfolio, such matters shall be deemed to have been effectively acted upon with respect to all Portfolios of the Fund if a majority of the outstanding voting securities of the particular Portfolio votes for the approval of such matters as provided above, notwithstanding (1) that such matter has not been approved by a majority of the outstanding voting securities of any other Portfolio affected by such matter and
(2) that such matter has not been approved by a majority of the outstanding voting securities of the Fund.

    Each Portfolio may not:

    (1) Invest 25% or more of its total assets in any one industry. For this purpose "industry" does not include the U.S. Government and agencies and instrumentalities of the U.S. Government.

    (2) Make short sales of securities or maintain a short position, except short sales "against the box."

    (3) Issue senior securities, borrow money or pledge its assets, except that a Portfolio may borrow up to 20% of the value of its total assets (calculated when the loan is made) for temporary, extraordinary or emergency purposes or for the clearance of transactions. Each Portfolio may pledge up to 20% of the value of its total assets to secure such borrowings. For purposes of this restriction, the purchase or sale of securities on a when-issued or delayed delivery basis, the purchase of securities subject to repurchase agreements, collateral arrangements with respect to interest rate swap transactions, reverse repurchase agreements or dollar roll transactions or the purchase or sale of options and futures contracts or options thereon, are not deemed to be a pledge of assets or the issuance of a senior security; and neither such arrangements, the purchase or sale of options, futures contracts or related options nor obligations of the Fund to the Directors pursuant to deferred compensation arrangements, are deemed to be the issuance of a senior security.

    (4) Buy or sell commodities, commodity contracts, real estate or interests in real estate (including mineral leases or rights), except that a Portfolio may purchase and sell futures contracts, options on futures contracts and securities secured by real estate or interests therein or issued by companies that invest therein. Transactions in foreign currencies and forward contracts and options on foreign currencies are not considered by a Portfolio to be transactions in commodities or commodity contracts.

    (5) Make loans, except (i) through repurchase agreements, (ii) through loan participations, and (iii) loans of portfolio securities (limited to 30% of a Portfolio's total assets).

    (6) Make investments for the purpose of exercising control or management over the issuers of any security.

    (7) Act as an underwriter except to the extent that, in connection with the disposition of portfolio securities, a Portfolio may be deemed to be an underwriter under certain federal securities laws.

    The foregoing restrictions are fundamental policies that may not be changed without the approval of a majority of each Portfolio's outstanding voting securities.

    Whenever any fundamental investment policy or investment restriction states a maximum percentage of a Portfolio's assets, it is intended that if the percentage limitation is met at the time the investment is made, a later change in percentage resulting from changing total or net asset values will not be considered a violation of such policy. However, in the event that a Portfolio's asset coverage for borrowings falls below 300%, the Portfolio will take prompt action to reduce its borrowings, as required by applicable law.

    In order to comply with certain state "blue sky" restrictions, each Portfolio will not as a matter of operating policy:

    1. Invest in oil, gas and mineral leases or programs.

    2. Purchase any interests in real estate including real estate limited partnerships which are not readily marketable.

    3. Invest in securities of any issuer if, to the knowledge of the Fund, any officer or director of the Fund or the Fund's Manager or Subadviser owns more than 1/2 of 1% of the outstanding securities of such issuer, and such officers and directors who own more than 1/2 of 1% own in the aggregate more than 5% of the outstanding securities of such issuer.

    4. Purchase warrants if as a result a Portfolio would then have more than 5% of its net assets (determined at the time of investment) invested in warrants. Warrants will be valued at the lower of cost or market and investment in warrants which are not listed on the New York Stock Exchange or American Stock Exchange will be limited to 2% of the Portfolio's net assets determined at the time of investment). For the purpose of this limitation, warrants acquired in units or attached to securities are deemed to be without value.

    5. Purchase more than 10% of the voting securities or more than 10% of any class of securities of any issuer. For purposes of this restriction, all outstanding debt securities of an issuer are considered as one class, and all preferred stocks of an issuer are considered as one class.

    6. Invest more than 5% of its total assets in securities of companies having a record, together with predecessors, of less than three years of continuous operation. This limitation shall not apply to direct obligations of the U.S.
Government and obligations issued by agencies of the U.S. Government or instrumentalities established or sponsored by the U.S. Government.

    7. Purchase securities of other registered investment companies, except in connection with a merger, consolidation, reorganization or acquisition of assets.

    8. Invest more than 50% of its total assets in the securities of any one issuer. This limitation will not apply to securities which are direct obligations of the U.S. Government, its agencies or instrumentalities or to obligations of the government of Canada.

    9. Purchase securities on margin, except for such short-term credits as are necessary for the clearance of purchases and sales of portfolio securities.

                             DIRECTORS AND OFFICERS

                               Position with                              Principal Occupations
Name and Address                  the Fund                                 During Past 5 Years
----------------                  --------                                 -------------------
Stephen C. Eyre                   Director            Executive Director, The John A. Hartford Foundation (charitable
c/o Prudential Mutual Fund                              foundation) (since May 1985); Director of Faircom, Inc.
  Management, Inc.
One Seaport Plaza
New York, New York

Delayne Dedrick Gold              Director            Marketing and Management Consultant.
c/o Prudential Mutual Fund
  Management, Inc.
One Seaport Plaza
New York, New York


                               Position with                              Principal Occupations
Name and Address                  the Fund                                 During Past 5 Years
----------------                  --------                                 -------------------
Don G. Hoff                       Director            Chairman and Chief Executive Officer of Intertec, Inc. (investments) since
c/o Prudential Mutual Fund                              1980; Director of Innovative Capital Management Inc., The Asia Pacific
  Management, Inc.                                      Fund and The Greater China Fund.
One Seaport Plaza
New York, New York

*Harry A. Jacobs, Jr.             Director            Senior Director (since January 1986) of Prudential Securities Incorporated
One Seaport Plaza                                       (Prudential Securities); formerly Interim Chairman and Chief Executive
New York, New York                                      Officer of Prudential Mutual Fund Management, Inc. (PMF); (June-September
                                                        1993);  formerly  Chairman of the Board of Prudential Securities (1982-
                                                        1985); Chairman and Chief Executive Officer of Bache Group Inc.
                                                        (1977-1982);  Trustee of The Trudeau Institute;  Director of The First
                                                        Australia Fund, Inc., The First Australia Prime Income Fund,  Inc., The
                                                        Global  Government Plus Fund, Inc., The Global Total Return Fund, Inc.
                                                        and the Center for National Policy.

Sidney R. Knafel                  Director            Managing Partner of SRK Management Company (investments) since 1981;
c/o Prudential Mutual Fund                              Chairman of Insight Communications Company, L.P. and Microbiological
  Management, Inc.                                      Associates, Inc.; Director of Cellular Communications, Inc., Cellular
One Seaport Plaza                                       Communications of Puerto Rico Inc., General American Investors Company,
New York, New York                                      Inc., IGENE Biotechnology, Inc., International CableTel Incorporated,
                                                        Medical Imaging Centers of America, Inc. and a number of private companies.

Robert E. LaBlanc                 Director            President of Robert E. LaBlanc Associates, Inc. (telecommunications) since
c/o Prudential Mutual Fund                              1981; Director of Contel Cellular, Inc., M/A-COM, Inc., Storage Technology
  Management, Inc.                                      Corporation, TIE/communications, Inc. and Tribune Company; Trustee of
One Seaport Plaza                                       Manhattan College.
New York, New York

*Lawrence C. McQuade              President and       Vice Chairman of PMF (since 1988) and Managing Director, Investment
One Seaport Plaza                 Director              Banking, of Prudential Securities (1988-1991); Director of Czech & Slovak
New York, New York                                      American Enterprise Fund (since October 1994); Director, BUNZL, P.L.C.
                                                        (since June 1991); Director, Quixote Corporation (since February 1992);
                                                        formerly Director of Crazy Eddie Inc. (1987-1990), Kaiser Tech., Ltd.,
                                                        Kaiser Aluminum and Chemical Corp. (March 1987-November 1988);
                                                        formerly Executive Vice President and Director of W. R. Grace & Co.
                                                        (1975-1987); President and Director of The High Yield Income Fund, Inc.,
                                                        The Global Total Return Fund, Inc. and The Global Government Plus Fund, Inc.

Thomas A. Owens, Jr.              Director            Consultant.
c/o Prudential Mutual Fund
  Management, Inc.
One Seaport Plaza
New York, New York

*Richard A. Redeker               Director            President, Chief Executive Officer and Director (since October 1993), PMF;
One Seaport Plaza                                       Executive Vice President, Director and Member of the Operating Committee
New York, New York                                      (since October 1993); Prudential Securities; Director (since October 1993)
                                                        of Prudential Securities Group, Inc. (PSG); Vice President, The Prudential
                                                        Investment Corporation (since July, 1994). Formerly Senior Executive Vice
                                                        President and Director of Kemper Financial Services, Inc. (September 1978-
                                                        September 1993); Director of The Global Government Plus Fund, Inc.,
                                                        The Global Total Return Fund and The High Yield Income Fund, Inc.

Clay T. Whitehead                 Director            President of National Exchange Inc. (since May 1983).
c/o Prudential Mutual Fund
  Management, Inc.
One Seaport Plaza
New York, New York

--------------
* "Interested" director, as defined in the Investment Company Act, by reason of his affiliation with Prudential Securities or PMF.


                               Position with                              Principal Occupations
Name and Address                  the Fund                                 During Past 5 Years
----------------                  --------                                 -------------------
Robert F. Gunia                   Vice President      Director (since January 1989), Chief Administrative Officer (since August
One Seaport Plaza                                       1990) and Executive Vice President, Treasurer and Chief Financial Officer
New York, New York                                      (since June 1987) of PMF; Senior Vice President (since March 1987) of
                                                        Prudential Securities; Vice President and Director of The Asia Pacific
                                                        Fund, Inc. (since May 1989).

S. Jane Rose                      Secretary           Senior Vice President (since January 1991), Senior Counsel (since June
One Seaport Plaza                                       1987) and First Vice President (June 1987-December 1990) of PMF;
New York, New York                                      Senior Vice President and Senior Counsel of Prudential Securities (since
                                                        July 1992); formerly Vice President and Associate General Counsel of
                                                        Prudential Securities.

Susan C. Cote                     Treasurer and       Senior Vice President (since January 1989) and First Vice President (June
One Seaport Plaza                 Principal             1987-December 1988) of PMF; Senior Vice President (since January
New York, New York                Financial and         1992) and Vice President (January 1986-December 1991) of Prudential
                                  Accounting            Securities.
                                  Officer

---------------
*"Interested"  director, as defined in the Investment Company Act, by reason of his affiliation with Prudential Securities or PMF.

    Directors and officers of the Fund are also trustees, directors and officers of some or all of the other investment companies distributed by Prudential Securities or Prudential Mutual Fund Distributors, Inc. (PMFD).

    The officers conduct and supervise the daily business operations of the Fund, while the directors, in addition to their functions set forth under "Manager" and "Distributor," review such actions and decide on general policy.

    The Fund pays each of its Directors who is not an affiliated person of the Manager annual compensation of $10,000, in addition to certain out-of-pocket expenses.

    Directors may receive their Directors' fees pursuant to a deferred fee agreement with the Fund. Under the terms of the agreement, the Fund accrues daily the amount of Directors' fees which accrue interest at a rate equivalent to the prevailing rate applicable to 90-day U.S. Treasury Bills at the beginning of each calendar quarter or at the daily rate of return of a Portfolio of the Fund (the Fund rate). Payment of the interest so accrued is also deferred and accruals become payable at the option of the Director. The Fund's obligation to make payments of deferred Directors' fees, together with interest thereon, is a general obligation of the Fund.

    As of December 2, 1994, the Directors and officers of the Fund, as a group, owned beneficially less than 1% of the common stock of each Portfolio.

    As of December 2, 1994, the only beneficial owners, directly, or indirectly, of more than 5% of the outstanding common stock of the Prudential Short-Term Global Income Fund, Inc. were Champlain Enterprises Inc., ATTN Antony Von Elbe, 518 Rugar St, Plattsburgh, NY 12901-1993, which held 1,403,762 Class A shares of the Global Asset Portfolio (5.4%); Midland National Life Ins Co, One Midland Plaza, Sioux Falls, SD 57193-0001, which held 485,265 Class A shares of the Income Portfolio (15.6%); Investors Life Insurance Co. of Nebraska, One Midland Plaza, Sioux Falls, SD 57193-0001, which held 526,245 Class A shares of the
Income Portfolio (17.0%); and Prudential Mutual Fund Services, PMFS Audit Account, P.O. Box 15025, New Brunswick, NJ 08906-5025, which held 23 Class C shares of the Income Portfolio (98.1%).

    As of December 2, 1994, Prudential Securities was the record holder for other beneficial owners with respect to the Short-Term Global Income Portfolio of 2,612,180 Class A shares (or 84% of the outstanding Class A shares), 17,733,897 Class B shares (or 84% of the outstanding Class B shares) and 0 Class C shares (or 0% of the outstanding Class C shares) and, with respect to the Global Assets Portfolio, of 24,393,453 Class A shares (94% of the outstanding Class A shares) and 0 Class B shares (or 0% of the outstanding Class B shares. In the event of any meetings of shareholders, Prudential Securities will forward, or cause the forwarding of, proxy materials to the beneficial owners for which it is the record holder.

                                     MANAGER

    The manager of the Fund is Prudential Mutual Fund Management, Inc. (PMF or the Manager), One Seaport Plaza, New York, New York 10292. PMF serves as manager to substantially all of the other investment companies that, together with the Fund, comprise the "Prudential Mutual Funds." See "How the Fund is Managed" in the Prospectus. As of November 30, 1994, PMF managed and/or administered open-end and closed-end management investment companies with assets of approximately $47 billion. According to the Investment Company Institute, as of April 30, 1994 the Prudential Mutual Funds were the 12th largest family of mutual funds in the United States.

    Pursuant to the Management Agreement with the Fund (the Management Agreement), PMF, subject to the supervision of the Fund's Board of Directors and in conformity with the stated policies of each Portfolio, manages both the investment operations of each Portfolio and the composition of each Portfolio's investments, including the purchase, retention, disposition and loan of securities. In connection therewith, PMF is obligated to keep certain books and records of the Fund. PMF also administers the Fund's corporate affairs and, in connection therewith, furnishes the Fund with office facilities, together with those ordinary clerical and bookkeeping services which are not being furnished by State Street Bank and Trust Company, the Fund's custodian, and Prudential Mutual Fund Services, Inc. (PMFS or the Transfer Agent), the Fund's transfer and dividend disbursing agent. The management services of PMF for the Fund are not exclusive under the terms of the Management Agreement and PMF is free to, and does, render management services to others.

    For its services, PMF receives, pursuant to the Management Agreement, a fee at an annual rate of .55 of 1% of the average daily net assets of each Portfolio. The fee is computed daily and payable monthly. The Management
Agreement  also  provides  that,  in  the  event  the  expenses  of a  Portfolio
(including the fees of PMF, but excluding interest, taxes, brokerage commissions, distribution fees and litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the Fund's business) for any fiscal year exceed the lowest applicable annual expense limitation established and enforced pursuant to the statutes or regulations of any jurisdiction in which the Fund's shares are qualified for offer and sale, the compensation due to PMF will be reduced by the amount of such excess. Reductions in excess of the total compensation payable to PMF will be paid by PMF to the applicable Portfolio. No such reductions were required during the fiscal year ended October 31, 1993. Currently, the Fund believes that the most restrictive expense limitation of state securities commissions is 2 1/2% of the Fund's average daily net assets up to $30 million, 2% of the next $70 million of such assets and 1 1/2% of such assets in excess of $100 million.

    The Management Agreement was last approved by the Board of Directors, including a majority of the Directors who are not interested persons of the Fund and who have no direct or indirect financial interest in the Management Agreement, on June 6, 1994, and was approved by shareholders of each Portfolio on October 21, 1991.

    In connection with its management of the corporate affairs of the Fund, PMF bears the following expenses:

    (a) the salaries and expenses of all of its and the Fund's personnel except the fees and expenses of Directors who are not affiliated persons of PMF or the Fund's investment adviser;

    (b) all expenses incurred, by PMF or by the Fund in connection with managing the ordinary course of the Fund's business, other than those assumed by the Fund as described below; and

    (c) the costs and expenses payable to The Prudential Investment  Corporation
(PIC) pursuant to the subadvisory agreement between PMF and PIC (the Subadvisory Agreement).

    Under the terms of the Management Agreement, the Fund is responsible for the payment of the following expenses: (a) the fees payable to the Manager, (b) the fees and expenses of Directors who are not affiliated persons of the Manager or the Fund's investment adviser, (c) the fees and certain expenses of the Custodian and Transfer and Dividend Disbursing Agent, including the cost of providing records to the Manager in connection with its obligation of maintaining required records of the Fund and of pricing the Fund's shares, (d) the charges and expenses of legal counsel and independent accountants for the Fund, (e) brokerage commissions and any issue or transfer taxes chargeable to the Fund in connection with its securities transactions, (f) all taxes and corporate fees payable by the Fund to governmental agencies, (g) the fees of any trade associations of which the Fund may be a member, (h) the cost of stock certificates representing shares of the Fund, (i) the cost of fidelity and liability insurance, (j) certain organization expenses of the Fund and the fees and expenses involved in registering and maintaining registration of the Fund and of its shares with the Securities and Exchange Commission, registering the Fund and qualifying its shares under state securities laws, including the preparation and printing of the Fund's registration statements and prospectuses for such purposes, (k) allocable communications expenses with respect to investor services and all expenses of shareholders' and Directors' meetings and of preparing, printing and mailing reports, proxy statements and prospectuses to shareholders in the amount necessary for distribution to the shareholders, (l) litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the Fund's business and (m) distribution fees.

    The Management Agreement provides that PMF will not be liable for any error of judgment or for any loss suffered by the Fund in connection with the matters to which the Management Agreement relates, except a loss resulting from willful misfeasance, bad faith, gross negligence or reckless disregard of duty. The Management Agreement provides that it will terminate automatically if assigned, and that it may be terminated without penalty by either party upon not more than 60 days' nor less than 30 days' written notice. The Management Agreement will continue in effect for a period of more than two years from the date of execution only so long as such continuance is specifically approved at least annually in conformity with the Investment Company Act.

    For the fiscal years ended October 31, 1994, 1993 and 1992 PMF received management fees of $1,755,285, $2,994,867 and $5,136,480 from the Short-Term Global Income Portfolio, respectively. With respect to the Global Assets Portfolio, for the fiscal years ended October 31, 1994, 1993 and 1992 PMF received management fees of $453,970, $1,132,954 and $2,126,994, respectively.

    PMF has entered into the Subadvisory Agreement with PIC, a wholly-owned subsidiary of The Prudential Insurance Company of America (the Prudential). The Subadvisory Agreement provides that PIC furnish investment advisory services in connection with the management of the Fund. In connection therewith, PIC is obligated to keep certain books and records of the Fund. PMF continues to have responsibility for all investment advisory services pursuant to the Management Agreement and supervises PIC's performance of such services. PIC is reimbursed by PMF for the reasonable costs and expenses incurred by PIC in furnishing those services.

    The Subadvisory Agreement was approved by the Board of Directors, including a majority of the Directors who are not parties to the contract or interested persons of any such party as defined in the Investment Company Act on June 6, 1994, and was approved by the shareholders of the Fund on October 21, 1991. The Subadvisory Agreement provides that it will terminate in the event of its assignment (as defined in the Investment Company Act) or upon the termination of the Management Agreement. The Subadvisory Agreement may be terminated by the Fund, PMF or PIC upon not more than 60 days', nor less than 30 days' written notice. The Subadvisory Agreement provides that it will continue in effect for a period of more than two years from its execution only so long as such continuance is specifically approved at least annually in accordance with the requirements of the Investment Company Act.

    The Manager and the Subadviser (The Prudential Investment Corporation) are subsidiaries of The Prudential which, as of December 31, 1993, was the largest insurance company in North America. Prudential has been engaged in the insurance business since 1875. In July 1994, Institutional Investor ranked The Prudential the second largest institutional money manager of the 300 largest money management organizations in the United States as of December 31, 1993.

                                   DISTRIBUTOR

    Prudential Mutual Fund Distributors, Inc. (PMFD), One Seaport Plaza, New York, New York 10292, acts as the distributor of the Class A shares of each Portfolio. Prudential Securities Incorporated (Prudential Securities), One Seaport Plaza, New York, New York 10292, acts as the distributor of the Class B shares of each Portfolio and of the Class C shares of the Short-Term Global Income Portfolio.

    Short-Term Global Income Portfolio. Pursuant to separate Distribution and Service Plans (the Class A Plan, the Class B Plan and the Class C Plan, collectively, the Plans) adopted by the Fund under Rule 12b-1 under the Investment Company Act and separate distribution agreements (the Distribution Agreements), PMFD and Prudential Securities (collectively, the Distributor) incur the expenses of distributing the Class A, Class B and Class C shares of the Short-Term Global Income Portfolio. See "How the Fund is Managed-Distributor" in the Prospectus.

    On June 3, 1993, the Board of Directors, including a majority of the Directors who are not interested persons of the Fund and who have no direct or indirect financial interest in the operation of the Class A or Class B Plan or in any agreement related to the Plan (the Rule 12b-1 Directors), at a meeting called for the purpose of voting on each Plan, approved the continuance of the Class A and Class B Plans and Distribution Agreements and approved modifications of the Portfolio's Class A and Class B Plans and Distribution Agreements to conform them to recent amendments to the National Association of Securities Dealers, Inc. (NASD) maximum sales charge rule described below. As modified, the Class A Plan for the Portfolio provides that (i) up to .25 of 1% of the average daily net assets of the Class A shares may be used to pay for personal service and the maintenance of shareholder accounts (service fee) and (ii) total distribution fees (including the service fee of .25 of 1%) may not exceed .30 of 1%. As modified, the Class B Plan for the Portfolio provides that (i) up to .25 of 1% of the average daily net assets of the Class B shares may be paid as a service fee and (ii) up to .75 of 1% (not including the service fee) may be used as reimbursement for distribution-related expenses with respect to the Class B shares (asset-based sales charge). Total distribution fees (including the service fee of .25 of 1%) under the Class B Plan for the Portfolio may not exceed 1.00%. On March 14, 1993, the Board of Directors, including a majority of the Rule 12b-1 Directors, at a meeting called for the purpose of voting on each Plan, adopted a plan of distribution for the Class C shares of the Portfolio and approved further amendments to the plan of distribution for the Portfolio's Class B Plan changing it from a reimbursement type plan to a compensation type plan. The Plans were last approved by the Board of Directors, including a majority of the Rule 12b-1 Directors, on June 6, 1994. The Class B Plan, as amended, was approved by Class B shareholders on July 19, 1994. The Class C Plan was approved by the sole shareholder of Class C shares on August 1, 1994.

    Class A Plan. For the fiscal year ended October 31, 1994 PMFD received payments of $57,000 under the Class A Plan as reimbursement of expenses related to the distribution of Class A shares. This amount was primarily expended for payment of account servicing fees to financial advisers and other persons who sell Class A shares. For the fiscal year ended October 31, 1994. PMFD also received approximately $15,000 in initial sales charges.

    Class B Plan. For the fiscal year ended October 31, 1994, Prudential Securities received $2,679,726 from the Portfolio under the Class B Plan and spent approximately $1,382,000 in distributing the Portfolio's Class B shares. It is estimated that of the latter amount, approximately $17,200 (1.2%) was spent on printing and mailing of prospectuses to other than current shareholders; $427,900 (31.0%) on interest and/or carrying costs; $36,100 (2.6%) on compensation to Pruco Securities Corporation, an affiliated broker-dealer, for commissions to its representatives and other expenses, including an allocation on account of overhead and other branch office distribution-related expenses, incurred by it for distribution of shares of the Portfolio; and $900,800 (65.2%) on the aggregate of (i) payments of commissions and account servicing fees to financial advisers ($593,100 or 42.9%) and (ii) an allocation on account of overhead and other branch office distribution-related expenses ($307,700 or 22.3%). The term "overhead and other branch office distribution-related expenses" represents (a) the expenses of operating Prudential Securities branch offices in connection with the sale of Fund Shares, including lease costs, the salaries and employee benefits of operations and sales support personnel, utility costs, communications costs and the costs of stationery and supplies, (b) the costs of client sales seminars,
(c) expenses of mutual fund sales coordinators to promote the sale of Fund shares; and (d) other incidental expenses relating to branch promotion of Fund shares.

    Prudential Securities also receives the proceeds of contingent deferred sales charges paid by investors upon certain redemptions of Class B shares. See "Shareholder Guide-How to Sell Your Shares-Contingent Deferred Sales Charges" in the Prospectus. For the fiscal year ended October 31, 1994, Prudential Securities received approximately $1,291,500 in contingent deferred sales charges.

    Class C Plan. Prudential Securities also receives the proceeds of contingent deferred sales charges paid by investors upon certain redemptions of Class C shares. For the fiscal year ended October 31, 1994, Prudential Securities did not receive any remuneration under the Class C Plan and nor did Prudential Securities incur any costs in distributing the Portfolio's Class C shares. See "Shareholder Guide-How to Sell Your Shares-Contingent Deferred Sales Charges" in the Prospectus.

    Global Assets Portfolio. Pursuant to separate Distribution and Service Plans (the Class A Plan and the Class B Plan, collectively the Plans) adopted by the Fund under Rule 12b-1 under the Investment Company Act and separate distribution agreements (the Distribution Agreements), PMFD and Prudential Securities (collectively the Distributor) incur the expenses of distributing the Class A and Class B shares, respectively, of the Global Assets Portfolio. On June 3, 1993, the Board of Directors, including a majority of the Rule 12b-1 Directors, at a meeting called for the purpose of voting on each Plan, approved the continuance of the Plans and Distribution Agreements and approved modifications of the Portfolio's Class A and Class B Plans and Distribution Agreements to conform them with recent amendments to the NASD maximum sales charge rule described below. As modified, the Class A Plan provides that (i) up to .25 of 1% of the average daily net assets of the Class A shares may be used to pay for personal service and the maintenance of shareholder accounts (service fee) and
(ii) total distribution fees (including the service fee of .25 of 1%) may not exceed .50 of 1%. As modified, the Class B Plan provides that (i) up to .25 of 1% of the average daily net assets of the Class B shares may be paid as a service fee and (ii) up to .75 of 1% (not including the service fee) may be used as reimbursement for distribution-related expenses with respect to the Class B shares (asset-based sales charge). Total distribution fees (including the service fee of .25 of 1%) under the Class B Plan for the Portfolio may not exceed 1.00%. On March 14, 1993, the Board of Directors, including a majority of the Rule 12b-1 Directors, at a meeting called for the purpose of voting on the Class A Plan, approved an amendment to the Class A Plan to change it from a reimbursement type plan (such as the Class B Plan) to a compensation type plan. The Plans were last approved by the Board of Directors, including a majority of the Rule 12b-1 Directors, on June 6, 1994. The Class A Plan, as amended, was approved by the Class A shareholders on July 19, 1994. See "How the Fund is Managed-Distributor" in the Prospectus.

    Class A Plan. For the fiscal year ended October 31, 1994 PMFD received payments of $411,334 under the Class A Plan. For the same period, PMFD received initial sales charges of approximately $24,100 for the Portfolio.

    Class B Plan. There were no distribution costs incurred nor reimbursable under the Class B Plan for the fiscal year ended October 31, 1994. All contingent deferred sales charges collected on the redemption of Class B shares were retained and credited to the Fund's Class B shares paid-in capital account. See "Shareholder Guide-How to Sell Your Shares-Contingent Deferred Sales Charge-Class B Shares" in the Prospectus of the Global Assets Portfolio.

    The Plans of each Portfolio continue in effect from year to year, provided that each such continuance is approved at least annually by a vote of the Board of Directors, including a majority vote of the Rule 12b-1 Directors, cast in person at a meeting called for the purpose of voting on such continuance. The Plans may each be terminated at any time, without penalty, by the vote of a majority of the Rule 12b-1 Directors or by the vote of the holders of a majority of the outstanding shares of the applicable class on not more than 30 days' written notice to any other party to the Plans. The Plans may not be amended to increase materially the amounts to be spent for the services described therein without approval by the shareholders of the applicable class (by both Class A and Class B shareholders of the Short-Term Global Income Portfolio, voting separately, in the case of material amendments to the Class A Plan for the Short-Term Global Income Portfolio), and all material amendments are required to be approved by the Board of Directors in the manner described above. Each Plan will automatically terminate in the event of its assignment. The Fund will not be contractually obligated to pay expenses incurred under any Plan if it is terminated or not continued.

    Pursuant to each Plan, the Board of Directors will review at least quarterly a written report of the distribution expenses incurred on behalf of each share of the Fund by the Distributor. The report will include an itemization of the distribution expenses and the purposes of such expenditures. In addition, as long as the Plans remain in effect, the selection and nomination of Rule 12b-1 Directors shall be committed to the Rule 12b-1 Directors.

    Pursuant to each Distribution Agreement, the Fund has agreed to indemnify PMFD and Prudential Securities to the extent permitted by applicable law against certain liabilities under the Securities Act of 1933, as amended. Each Distribution Agreement was approved by the Board of Directors, including a majority of the Rule 12b-1 Directors, on June 6, 1994.

    NASD Maximum Sales Charge Rule. Pursuant to rules of the NASD, the Distributor is required to limit aggregate initial sales charges, deferred sales charges and asset-based sales charges to 6.25% of total gross sales of each class of shares. Interest charges on unreimbursed distribution expenses equal to the prime rate plus one percent per annum may be added to the 6.25% limitation. Sales from the reinvestment of dividends and distributions are not included in the calculation of the 6.25% limitation. The annual asset-based sales charge on shares of the Fund may not exceed .75 of 1% per class. The 6.25% limitation applies to the Fund rather than on a per shareholder basis. If aggregate sales charges were to exceed 6.25% of total gross sales of any class, all sales charges on shares of that class would be suspended.

    On October 21, 1993, PSI entered into an omnibus settlement with the SEC, state securities regulators in 51 jurisdictions and the NASD to resolve allegations that PSI sold interests in more than 700 limited partnerships (and a limited number of other types of securities) from January 1, 1980 through December 31, 1990, in violation of securities laws to persons for whom such securities were not suitable in light of the individuals' financial condition or investment objectives. It was also alleged that the safety, potential returns and liquidity of the investments had been misrepresented. The limited partnerships principally involved real estate, oil and gas producing properties and aircraft leasing ventures. The SEC Order (i) included findings that PSI's conduct violated the federal securities laws and that an order issued by the SEC in 1986 requiring PSI to adopt, implement and maintain certain supervisory procedures had not been complied with; (ii) directed PSI to cease and desist from violating the federal securities laws and imposed a $10 million civil penalty; and (iii) required PSI to adopt certain remedial measures including the establishment of a Compliance Committee of its Board of Directors. Pursuant to the terms of the SEC settlement, PSI established a settlement fund in the amount of $330,000,000 and procedures, overseen by a court approved Claims Administrator, to resolve legitimate claims for compensatory damages by purchasers of the partnership interests. PSI has agreed to provide additional funds, if necessary, for that purpose. PSI's settlement with the state securities regulators included an agreement to pay a penalty of $500,000 per jurisdiction. PSI consented to a censure and to the payment of a $5,000,000 fine in settling the NASD action. In settling the above referenced matters, PSI neither admitted nor denied the allegations asserted against it.

    On January 8, 1994, PSI agreed to the entry of a Final Consent Order and a Parallel Consent Order by the Texas Securities Commissioner. The firm also entered into a related agreement with the Texas Securities Commissioner. The allegations were that the firm had engaged in improper sales practices and other improper conduct resulting in pecuniary losses and other harm to investors residing in Texas with respect to purchases and sales of limited partnership interests during the period of January 1, 1980 through December 31, 1990. Without admitting or denying the allegations, PSI consented to a reprimand, agreed to cease and desist from future violations, and to provide voluntary donations to the State of Texas in the aggregate amount of $1,500,000. The firm agreed to suspend the creation of new customer accounts, the general solicitation of new accounts, and the offer for sale of securities in or from PSI's North Dallas office to new customers during a period of twenty consecutive business days, and agreed that its other Texas offices would be subject to the same restrictions for a period of five consecutive business days. PSI also agreed to institute training programs for its securities salesmen in Texas.

    On October 27, 1994, Prudential Securities Group, Inc. and PSI entered into agreements with the United States Attorney deferring prosecution (provided PSI complies with the terms of the agreement for three years) for any alleged criminal activity related to the sale of certain limited partnership programs from 1983 to 1990. In connection with these agreements, PSI agreed to add the sum of $330,000,000 to the Fund established by the SEC and executed a stipulation providing for a reversion of such funds to the United States Postal Inspection Service. PSI further agreed to obtain a mutually acceptable outside director to sit on the Board of Directors of PSG and the Compliance Committee of PSI. The new director will also serve as an independent "ombudsman" whom PSI employees can call anonymously with complaints about ethics and compliance. Prudential Securities shall report any allegations or instances of criminal conduct and material improprieties to the new director. The new director will submit compliance reports which shall identify all such allegations or instances of criminal conduct and material improprieties every three months for a three-year period.

                      PORTFOLIO TRANSACTIONS AND BROKERAGE

    The Manager is responsible for decisions to buy and sell securities, futures contracts and options on such securities and futures for each Portfolio of the Fund, the selection of brokers, dealers and futures commission merchants to effect the transactions and the negotiation of brokerage commissions, if any. (For purposes of this section, the term "Manager" includes the Subadviser.) Broker-dealers may receive brokerage commissions on portfolio transactions of a Portfolio, including options, futures, and options on futures transactions and the purchase and sale of underlying securities upon the exercise of options. Orders may be directed to any broker or futures commission merchant including, to the extent and in the manner permitted by applicable law, Prudential Securities and its affiliates.

    Debt securities are generally traded on a "net" basis with dealers acting as principal for their own accounts without a stated commission, although the price of the security usually includes a profit to the dealer. In underwritten offerings, securities are purchased at a fixed price which includes an amount of compensation to the underwriter, generally referred to as the underwriter's concession or discount. On occasion, certain money market instruments and agency securities may be purchased directly from the issuer, in which case no commissions or discounts are paid. A Portfolio will not deal with Prudential Securities in any transaction in which Prudential Securities acts as principal. Thus, it will not deal in securities with Prudential Securities acting as market maker, and it will not execute a negotiated trade with Prudential Securities if execution involves Prudential Securities' acting as principal with respect to any part of the Portfolio's order.

    Portfolio securities may not be purchased from any underwriting or selling syndicate of which Prudential Securities (or any affiliate), during the existence of the syndicate, is a principal underwriter (as defined in the Investment Company Act), except in accordance with rules of the Securities and Exchange Commission. This limitation, in the opinion of the Fund, will not significantly affect a Portfolio's ability to pursue its present investment objective. However, in the future in other circumstances, a Portfolio may be at a disadvantage because of this limitation in comparison to other funds with similar objectives but not subject to such limitations.

    In placing orders for portfolio securities of the Fund, the Manager is required to give primary consideration to obtaining the most favorable price and efficient execution. Within the framework of this policy, the Manager will consider the research and investment services provided by brokers, dealers or futures commission merchants who effect or are parties to portfolio transactions of the Fund, the Manager or the Manager's other clients. Such research and investment services are those which brokerage houses customarily provide to institutional investors and include statistical and economic data and research reports on particular companies and industries. Such services are used by the
Manager in connection with all of its investment activities, and some of such services obtained in connection with the execution of transactions for the Fund may be used in managing other investment accounts. Conversely, brokers, dealers or futures commission merchants furnishing such services may be selected for the execution of transactions of such other accounts, whose aggregate assets are far larger than the Fund, and the services furnished by such brokers, dealers or futures commission merchants may be used by the Manager in providing investment management for the Fund. Commission rates are established pursuant to negotiations with the broker, dealer or futures commission merchant based on the quality and quantity of execution services provided by the broker or futures commission merchant in the light of generally prevailing rates. The Manager's policy is to pay higher commissions to brokers, dealers and futures commission merchants, other than Prudential Securities, for particular transactions than might be charged if a different broker had been selected, on occasions when, in the Manager's opinion, this policy furthers the objective of obtaining best price and execution. In addition, the Manager is authorized to pay higher commissions on brokerage transactions for the Fund to brokers and futures commission merchants other than Prudential Securities in order to secure research and investment services described above, subject to review by the Fund's Board of Directors from time to time as to the extent and continuation of this practice. The allocation of orders among brokers and futures commission merchants and the commission rates paid are reviewed periodically by the Fund's Board of Directors.

    Subject to the above considerations, Prudential Securities may act as a broker or futures commission merchant for the Fund. In order for Prudential Securities (or any affiliate) to effect any Portfolio transactions for a Portfolio, the commissions, fees or other remuneration received by Prudential Securities (or any affiliate) must be reasonable and fair compared to the commissions, fees or other remuneration paid to other such brokers or futures commission merchants in connection with comparable transactions involving similar securities or futures contracts being purchased or sold on an exchange or board of trade during a comparable period of time. This standard would allow Prudential Securities (or any affiliate) to receive no more than the remuneration which would be expected to be received by an unaffiliated broker or futures commission merchant in a commensurate arms-length transaction. Furthermore, the Board of Directors of the Fund, including a majority of the noninterested Directors, has adopted procedures which are reasonably designed to provide that any commissions, fees or other remuneration paid to Prudential Securities (or any affiliate) are consistent with the foregoing standard. In accordance with Section 11(a) under the Securities Exchange Act of 1934, Prudential Securities may not retain compensation for effecting transactions on a national securities exchange for the Fund unless the Fund has expressly authorized the retention of such compensation. Prudential Securities must furnish to the Fund at least annually a statement setting forth the total amount of all compensation retained by Prudential Securities from transactions effected for the Fund during the applicable period. Brokerage transactions with Prudential Securities (or any affiliate) are also subject to such fiduciary standards as may be imposed by applicable law.

    During the fiscal periods ended October 31, 1994, 1993 and 1992, neither Portfolio paid any brokerage commissions to Prudential Securities.

                     PURCHASE AND REDEMPTION OF FUND SHARES

    Shares of each Portfolio may be purchased at a price equal to the next determined net asset value per share plus a sales charge which, at the election of the investor, may be imposed either (i) at the time of purchase (Class A shares), or (ii) on a deferred basis (Class B or, in the case of the Short-Term Global Income Portfolio, Class C shares). See "Shareholder Guide" in the Prospectus.

    Each class of shares represents an interest in the same portfolio of investments of the Portfolio and has the same rights, except that (i) each class bears the separate expenses of its Rule 12b-1 distribution and service plan,
(ii) each class has exclusive voting rights with respect to its plan, (except that the Fund has agreed with the SEC in connection with the offering of a conversion feature on Class B shares of the Short-Term Global Income Portfolio to submit any amendment of the Class A distribution and service plan for that Portfolio to both Class A and Class B shareholders of that Portfolio) and (iii) only Class B shares have a conversion feature. See "Distributor." Each class also has separate exchange privileges. See "Shareholder Investment Account-Exchange Privilege."

Specimen Price Make-Up

    Under the current distribution arrangements between the Fund and the Distributor, Class A shares are sold at a maximum sales charge of 3% with respect to the Short-Term Global Income Portfolio and 0.99% with respect to the Global Assets Portfolio and Class B* and, in the case of the Short-Term Global Income Portfolio, Class C* shares are sold at net asset value. Using the Fund's net asset value at October 31, 1994, the maximum offering price of the Portfolio's shares is as follows:


                                                                                     Short-Term    Global
                                                                                   Global Income   Assets
                                                                                      Portfolio   Portfolio
                                                                                      ---------   ---------
Class A
Net asset value and redemption price per Class A share                                   $8.56      $1.80

Maximum Sales Charge: (3% of offering price)                                               .26        -
(0.99% of offering price)                                                                  -          .02
                                                                                         -----      -----
Offering price to public                                                                 $8.82      $1.82
                                                                                         =====      =====

Class B
Net asset value, redemption price and offering price to public per Class B share*        $8.56        N.A.
                                                                                         =====      =====
Class C
Net asset value,  offering price and  redemption  price per Class C share*               $8.56        N.A.
                                                                                         =====      =====

----------------
*Class B and, in the case of the  Short-Term  Global Income  Portfolio,  Class C shares are subject to a contingent deferred sales charge on certain redemptions. See  "Shareholder  Guide-How  to  Sell  Your  Shares-Contingent  Deferred  Sales Charges"  in  the
 Prospectus.

Reduced Initial Sales Charges-Class A Shares

    Combined Purchase and Cumulative Purchase Privilege. If an investor or eligible group of related investors purchases Class A shares of the Fund concurrently with Class A shares of other Prudential Mutual Funds, the purchases may be combined to take advantage of the reduced sales charges applicable to larger purchases. See the table of breakpoints under "Shareholder Guide-Alternative Purchase Plan" in the Prospectus.

    An eligible group of related Fund investors includes any combination of the following:

    (a) an individual;

    (b) the individual's  spouse, their children and their parents;

    (c) the individual's and spouse's Individual  Retirement Account (IRA);

    (d) any company controlled by the individual (a person, entity or group that holds 25% or more of the outstanding voting securities of a company will be deemed to control the company, and a partnership will be deemed to be controlled by each of its general partners);

    (e) a trust created by the individual, the beneficiaries of which are the individual, his or her spouse, parents or children;

    (f) a Uniform Gifts to Minors Act/Uniform Transfers to Minors Act account created by the individual or the individual's spouse; and

    (g) one or more employee benefit plans of a company controlled by an individual.

    In addition, an eligible group of related Fund investors may include the following: an employer (or group of related employers) and one or more qualified retirement plans of such employer or employers (an employer controlling, controlled by or under common control with another employer is deemed related to that employer).

    The Distributor must be notified at the time of purchase that the investor is entitled to a reduced sales charge. The reduced sales charge will be granted subject to confirmation of the investor's holdings. The Combined Purchase and Cumulative Purchase Privilege does not apply to individual participants in any retirement or group plans.

    Rights of Accumulation. Reduced sales charges are also available through Rights of Accumulation, under which an investor or an eligible group of related investors, as described above under "Combined Purchase and Cumulative Purchase Privilege," may aggregate the value of their existing holdings of the shares of the Fund and shares of other Prudential Mutual Funds (excluding money market funds other than those acquired pursuant to the exchange privilege) to determine the reduced sales charge. However, the value of shares held directly with the Transfer Agent and through Prudential Securities will not be aggregated to determine the reduced sales charge. All shares must be held either directly with the Transfer Agent or through Prudential Securities. The value of existing holdings for purposes of determining the reduced sales charge is calculated using the maximum offering or price (net asset value plus maximum sales charge) as of the previous business day. See "How the Fund Values Its Shares" in the Prospectus. The Distributor must be notified at the time of purchase that the investor is entitled to a reduced sales charge. The reduced sales charges will be granted subject to confirmation of the investor's holdings. Rights of Accumulation are not available to individual participants in any retirement or group plans.

    Letters of Intent. Reduced sales charges are available to investors (or an eligible group of related investors), including retirement and group plans, who enter into a written Letter of Intent providing for the purchase, within a thirteen-month period, of shares of the Fund and shares of other Prudential Mutual Funds. All shares of the Fund and shares of other Prudential Mutual Funds which (excluding money market funds other than those acquired pursuant to the exchange privilege) were previously purchased and are still owned are also included in determining the applicable reduction. However, the value of shares held directly with the Transfer Agent and through Prudential Securities will not be aggregated to determine the reduced sales charge. All shares must be held either directly with the Transfer Agent or through Prudential Securities. The Distributor must be notified at the time of purchase that the investor is entitled to a reduced sales charge. The reduced sales charge will be granted subject to confirmation of the investor's holdings. Letters of Intent are not available to individual participants in any retirement or group plans.

    A Letter of Intent permits a purchaser to establish a total investment goal to be achieved by any number of investments over a thirteen-month period. Each investment made during the period will receive the reduced sales charge applicable to the amount represented by the goal, as if it were a single investment. Escrowed Class A shares totaling 5% of the dollar amount of the Letter of Intent will be held by the Transfer Agent in the name of the purchaser, except in the case of retirement and group plans where the employer or plan sponsor will be responsible for paying any applicable sales charge. The effective date of a Letter of Intent may be back-dated up to 90 days, in order that any investments made during this 90-day period, valued at the purchaser's cost, can be applied to the fulfillment of the Letter of Intent goal except in the case of retirement and group plans.

    The Letter of Intent does not obligate the investor to purchase, nor the Fund to sell, the indicated amount. In the event the Letter of Intent goal is not achieved within the thirteen-month period, the purchaser (or the employer or plan sponsor in the case of any retirement or group plan) is required to pay the difference between the sales charge otherwise applicable to the purchases made during this period and sales charges actually paid. Such payment may be made directly to the Distributor or, if not paid, the Distributor will liquidate sufficient escrowed shares to obtain such difference. If the goal is exceeded in an amount which qualifies for a lower sales charge, a price adjustment is made by refunding to the purchaser the amount of excess sales charge, if any, paid during the thirteen-month period. Investors electing to purchase Class A shares of the Fund pursuant to a Letter of Intent should carefully read such Letter of Intent. Waiver of the Contingent Deferred Sales Charge-Class B Shares of the

Short-Term Global Income Portfolio

    The contingent deferred sales charge is waived under circumstances described in the Prospectus for the Short-Term Global Income Portfolio. See "Shareholder Guide-How to Sell Your Shares-Waiver of Contingent Deferred Sales Charges-Class B Shares" in the Prospectus. In connection with these waivers, the Transfer Agent will require you to submit the supporting documentation set forth below.

(Left Column)

Category of Waiver
Death

Disability-An individual will be considered disabled if he or she is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or to be of long-continued and indefinite duration.

(Right Column)

Required Documentation
A copy of the shareholder's death certificate or, in the case of a trust, a copy of the grantor's death certificate, plus a copy of the trust agreement identifying the grantor.

A copy of the Social Security Administration award letter or a letter from a physician on the physician's letterhead stating that the shareholder (or, in the case of a trust, the grantor) is permanently disabled. The letter must also indicate the date of disability.

(Left Column)

Distribution from an IRA or 403(b) Custodial Account


Distribution from Retirement Plan


Excess Contributions


(Right Column)

A copy of the distribution form from the custodial firm indicating (i) the date of birth of the shareholder and (ii) that the shareholder is over age 59-1/2 and is taking a normal distribution-signed by the shareholder.

A letter signed by the plan administrator/trustee indicating the reason for the distribution.

A letter from the shareholder (for an IRA) or the plan administrator/trustee on company letterhead indicating the amount of the excess and whether or not taxes have been paid.

(End Column)

    The Transfer Agent reserves the right to request such additional documents as it may deem appropriate.

Quality Discount-Shares Purchased Prior to August 1, 1994

    While a quantity discount is not available for Class B shares of the Fund, a quantity discount may apply to Class B shares of another Prudential Mutual Fund acquired pursuant to the exchange of Class B shares of the Fund. The applicable quantity discount, if any, will be that applicable to the shares acquired as a result of the exchange of Class B shares of the Fund.

                         SHAREHOLDER INVESTMENT ACCOUNT

    Upon the initial purchase of Fund shares, a Shareholder Investment Account is established for each investor under which the shares are held for the investor by the Transfer Agent. If a stock certificate is desired, it must be requested in writing for each transaction. Certificates are issued only for full shares and may be redeposited in the Account at any time. There is no charge to the investor for issuance of a certificate. The Fund makes available to the shareholders the following privileges and plans.

 Equity Participation Program

    Under the Equity Participation Program, an investor may arrange to have a specified number of Class A or Class B shares of the Short-Term Global Income Portfolio automatically exchanged into either one or two Prudential equity funds on a monthly basis (subject to minimum initial and subsequent investment of $1,000 and $100, respectively). Further details about this service and an application form are available from the Transfer Agent, Prudential Securities or Prusec.

    Automatic Reinvestment of Dividends and/or Distributions. For the convenience of investors, all dividends and distributions are automatically reinvested in full and fractional shares of a Portfolio of the Fund at net asset value. An investor may direct the Transfer Agent in writing not less than 5 full business days prior to the payment date to have subsequent dividends and/or distributions sent in cash rather than reinvested. In the case of recently purchased shares for which registration instructions have not been received on the payment date, cash payment will be made directly to the dealer. Any shareholder who receives a cash payment representing a dividend or distribution may reinvest such distribution at net asset value by returning the check or the proceeds to the Transfer Agent within 30 days after the payment date. Such investment will be made at the net asset value per share next determined after receipt of the check or proceeds by the Transfer Agent. Exchange Privilege

    Global Assets Portfolio. Class A and Class B shareholders of the Global Assets Portfolio each have an exchange privilege with the Class A and Class B shares, respectively, of Prudential Adjustable Rate Securities Fund, Inc. subject to the minimum investment requirements of that Fund. Class B shares of the Global Assets Portfolio may also be exchanged into shares of the Prudential Government Securities Trust, Intermediate Term Series. Class A and Class B shareholders of the Global Assets Portfolio may exchange their shares for Class A and Class B shares, respectively, of Prudential Adjustable Rate Securities Fund, Inc., and Class B shares of the Global Assets Portfolio may be exchanged into shares of the Prudential Government Securities Trust, Intermediate Term Series, on the basis of the relative net asset value per share. Any applicable contingent deferred sales charge payable upon the redemption of shares exchanged will be calculated from the date of the initial purchase of such shares, rather than the date of the exchange. An exchange will be treated as a redemption and purchase for tax purposes.

    Short-Term Global Income Portfolio. The Fund makes available to its shareholders the privilege of exchanging their shares of the Short-Term Global Income Portfolio for shares of certain other Prudential Mutual Funds, including one or more specified money market funds, subject in each case to the minimum investment requirements of such funds. Shares of such other Prudential Mutual Funds may also be exchanged for shares of the Portfolio. All exchanges are made on the basis of relative net asset value next determined after receipt of an order in proper form. An exchange will be treated as a redemption and purchase for tax purposes. Shares may be exchanged for shares of another fund only if shares of such fund may legally be sold under applicable state laws. For retirement and group plans having a limited menu of Prudential Mutual Funds, the Exchange Privilege is available for those funds eligible for investment in the particular program.

    It is contemplated that the Exchange Privilege may be applicable to new mutual funds whose shares may be distributed by the Distributor.

    Class A. Shareholders of the Short-Term Global Income Portfolio may exchange their Class A shares for Class A shares of certain other Prudential Mutual Funds, shares of Prudential Structured Maturity Fund, Inc. and Prudential Government Securities Trust (Intermediate Term Series) and shares of the money market funds specified below. No fee or sales load will be imposed upon the exchange. Shareholders of money market funds who acquired such shares upon exchange of Class A shares may use the Exchange Privilege only to acquire Class A shares of the Prudential Mutual Funds participating in the Exchange Privilege.

    The  following  money  market  funds  participate  in the  Class A  Exchange
Privilege:

    Prudential California Municipal Fund
      (California Money Market Series)

    Prudential Government Securities Trust
      (Money Market Series)
      (U.S. Treasury Money Market Series)

    Prudential Municipal Series Fund
      (Connecticut Money Market Series)
      (Massachusetts Money Market Series)
      (New Jersey Money Market Series)
      (New York Money Market Series)

    Prudential MoneyMart Assets

    Prudential Tax-Free Money Fund

    Class B and Class C. Shareholders of the Short-Term Global Income Portfolio may exchange their Class B and Class C shares for Class B and Class C shares, respectively, of certain other Prudential Mutual Funds and shares of Prudential Special Money Market Fund, a money market fund. No contingent deferred sales charge will be payable upon such exchange, but a CDSC may be payable upon the redemption of Class B and Class C shares acquired as a result of the exchange. The applicable sales charge will be that imposed by the fund in which shares were initially purchased and the purchase date will be deemed to be the date of the initial purchase, rather than the date of the exchange.

    Class B and Class C shares of the Short-Term Global Income Portfolio may also be exchanged for shares of Prudential Special Money Market Fund, without imposition of any CDSC at the time of exchange. Upon subsequent redemption from such money market fund or after re-exchange into the Portfolio, such shares will be subject to the CDSC calculated without regard to the time such shares were held in the money market fund. In order to minimize the period of time in which shares are subject to a CDSC, shares exchanged out of the money market fund will be exchanged on the basis of their remaining holding periods, with the longest remaining holding periods being transferred first. In measuring the time period shares are held in a money market fund and "tolled" for purposes of calculating the CDSC holding period, exchanges are deemed to have been made on the last day of the month. Thus, if shares are exchanged into the Fund from a money market fund during the month (and are held in the Fund at the end of the month), the entire month will be included in the CDSC holding period. Conversely, if shares are exchanged into a money market fund prior to the last day of the month (and are held in the money market fund on the last day of the month), the entire month will be excluded from the CDSC holding period. For purposes of calculating the five year holding period applicable to the Class B conversion feature, the time period during which Class B shares were held in a money market fund will be excluded.

    At any time after acquiring shares of other funds participating in the Class B or Class C Exchange Privilege, a shareholder may again exchange those shares (and any reinvested dividends and distributions) for Class B or Class C shares of the Portfolio, respectively, without subjecting such shares to any CDSC.
Shares of any fund participating in the Class B or Class C Exchange Privilege that were acquired through reinvestment of dividends or distributions may be exchanged for Class B or Class C shares, respectively, of other funds without being subject to any CDSC.

    Additional details about the Exchange Privilege and prospectuses for each of the Prudential Mutual Funds are available from the Fund's Transfer Agent, Prudential Securities or Prusec. The Exchange Privilege may be modified, terminated or suspended on sixty days' notice, and any fund, including the Fund, or the Distributor, has the right to reject any exchange application relating to such fund's shares.

 Dollar Cost Averaging

    Dollar cost averaging is a method of accumulating shares by investing a fixed amount of dollars in shares at set intervals. An investor buys more shares when the price is low and fewer shares when the price is high. The average cost per share is lower than it would be if a constant number of shares were bought at set intervals.

    Dollar cost averaging may be used, for example, to plan for retirement, to save for a major expenditure, such as the purchase of a home, or to finance a college education. The cost of a year's education at a four-year college today averages around $14,000 at a private college and around $4,800 at a public university. Assuming these costs increase at a rate of 7% a year, as has been projected, for the freshman class of 2007, the cost of four years at a private college could reach $163,000 and over $97,000 at a public university.1

    The following chart shows how much you would need in monthly investments to achieve specified lump sums to finance your investment goals.2

     Period of
     Monthly Investments:       $100,000    $150,000    $200,000     $250,000
     --------------------       --------    --------    --------     --------
     25 years                   $    110     $   165     $   220      $   275
     20 years                        176         264         352          440
     15 years                        296         444         592          740
     10 years                        555         833       1,110        1,388
      5 years                      1,371       2,057       2,742        3,428

    See "Automatic Savings Accumulation Plan".

------------
1Source information concerning the costs of education at public universities is available from The College Board Annual Survey of Colleges, 1992. Information about the costs of private colleges is from the Digest of Education Statistics, 1992; The National Center for Educational Statistics; and the U.S. Department of Education. Average costs for private institutions include tuition, fees, room and board.

2The chart assumes an effective rate of return of 8% (assuming monthly compounding). This example is for illustrative purposes only and is not intended to reflect the performance of an investment in shares of the Fund. The investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

    Automatic Savings Accumulation Plan (ASAP)

    Under ASAP, an investor may arrange to have a fixed amount automatically invested in shares of the Short-Term Global Income Portfolio or Class B shares of the Global Assets Portfolio monthly by authorizing his or her bank account or Prudential Securities account (including a Command Account) to be debited to invest specified dollar amounts in shares of the Fund. The investor's bank must be a member of the Automatic Clearing House System. Stock certificates are not issued to ASAP participants.

    Further information about this program and an application form can be obtained from the Transfer Agent, Prudential Securities or Prusec.

    Systematic Withdrawal Plan

    A systematic withdrawal plan is available to shareholders through Prudential Securities or the Transfer Agent. The Systematic Withdrawal Plan is not available to Class B shares of the Global Assets Portfolio. Such withdrawal plan provides for monthly or quarterly checks in any amount, except as provided below, up to the value of the shares in the shareholder's account. Withdrawals of Class B or Class C shares of the Short-Term Global Income Portfolio may be subject to a CDSC. See "Shareholder Guide-How to Sell Your Shares-Contingent Deferred Sales Charges" in the Prospectus.

    In the case of shares held through the Transfer Agent (i) a $10,000 minimum account value applies, (ii) withdrawals may not be for less than $100 and (iii) the shareholder must elect to have all dividends and/or distributions automatically reinvested in additional full and fractional shares at net asset value on shares held under this plan. See "Shareholder Investment Account-Automatic Reinvestment of Dividends and/or Distributions."

    Prudential Securities and the Transfer Agent act as agents for the shareholder in redeeming sufficient full and fractional shares to provide the amount of the periodic withdrawal payment. The systematic withdrawal plan may be terminated at any time, and the Distributor reserves the right to initiate a fee of up to $5 per withdrawal, upon 30 days' written notice to the shareholder.

    Withdrawal payments should not be considered as dividends, yield or income. If periodic withdrawals continuously exceed reinvested dividends and distributions, the shareholder's original investment will be correspondingly reduced and ultimately exhausted.

    Furthermore, each withdrawal constitutes a redemption of shares, and any gain or loss realized must be recognized for federal income tax purposes. In addition, withdrawals made concurrently with purchases of additional shares are inadvisable because of the sales charges applicable to (i) the purchase of Class A shares and (ii) the withdrawal of Class B and Class C shares. Each shareholder should consult his or her own tax adviser with regard to the tax consequences of the plan, particularly if used in connection with a retirement plan.

    Tax-Deferred Retirement Plans

    Various tax-deferred retirement plans, including a 401(k) plan, self-directed individual retirement accounts and "tax-sheltered accounts" under
Section 403(b)(7) of the Internal Revenue Code are available through the Distributor. These plans are for use by both self-employed individuals and corporate employers. These plans permit either self-direction of accounts by participants, or a pooled account arrangement. Information regarding the establishment of these plans, the administration, custodial fees and other details are available from Prudential Securities or the Transfer Agent.

    Investors who are considering the adoption of such a plan should consult with their own legal counsel or tax adviser with respect to the establishment and maintenance of any such plan.

    Tax-Deferred Retirement Accounts

    Individual Retirement Accounts. An individual retirement account (IRA) permits the deferral of federal income tax on income earned in the account until the earnings are withdrawn. The following chart represents a comparison of the earnings in a personal savings account with those in an IRA, assuming a $2,000 annual contribution, an 8% rate of return and a 39.6% federal income tax bracket and shows how much more retirement income can accumulate within an IRA as opposed to a taxable individual savings account.

                           Tax-Deferred Compounding1

        Contributions            Personal
        Made Over:               Savings                IRA
        -------------            --------            --------
        10 years                 $ 26,165            $ 31,291
        15 years                   44,675              58,649
        20 years                   68,109              98,846
        25 years                   97,780             157,909
        30 years                  135,346             244,692

--------------
    1The chart is for illustrative purposes only and does not represent the performance of the Portfolio or any specific investment. It shows taxable versus tax-deferred compounding for the periods and on the terms indicated. Earnings in the IRA account will be subject to tax when withdrawn from the account.

                                 NET ASSET VALUE

    Under the Investment Company Act, the Board of Directors is responsible for determining in good faith the fair market value of the securities of each Portfolio. The net asset value per share is the net worth of the Portfolio (assets, including securities at value, minus liabilities) divided by the number of shares outstanding. Net asset value is calculated separately for each class. In accordance with procedures adopted by the Board of Directors, the value of each Portfolio will be determined as follows:

    Government securities for which quotations are available will be based on prices provided by independent pricing services or principal market makers. Other portfolio securities that are actively traded in the over-the-counter market, including listed securities for which the primary market is believed to be over-the-counter, will be valued at the average of the quoted bid and asked prices provided by an independent pricing service or by principal market makers. Any security for which the primary market is on an exchange is valued at the last sale price on such exchange on the day of valuation or, if there was no sale on such day, the last bid price quoted on such day. Quotations of foreign securities in a foreign currency will be converted to U.S. dollar equivalents. Forward currency exchange contracts will be valued at the current cost of covering or offsetting the contract. Options will be valued at their last sale price as of the close of options trading on the applicable exchanges. If there is no sale on the applicable options exchange on a given day, options will be valued at the average of the quoted bid and asked prices as of the close of the applicable exchange. The Fund may engage pricing services to obtain such prices. Over-the-counter options will be valued at the average between the bid and asked prices provided by principal market makers. Options will be valued at market value or fair value if no market exists. Futures contracts are marked to market daily, and options thereon are valued at their last sale price, as of the close of the applicable commodities exchanges. Short-term instruments which mature in 60 days or less are valued at amortized cost, if their original maturity was 60 days or less, or by amortizing their value on the 61st day prior to maturity, unless the Fund's Manager determines that such valuation does not represent fair value. The Manager has determined that amortized cost does not represent fair value regarding certain short-term securities with remaining maturities of 60 days or less. Such securities are valued at market value. Repurchase agreements will be valued at cost plus accrued interest. Securities or other assets for which reliable market quotations are not readily available are valued by the Manager in good faith at fair value in accordance with procedures adopted by the Board of Directors on the basis of the following factors: cost of the security, transactions in comparable securities, relationships among various securities and such other factors as may be determined by the Manager to materially affect the value of the security.

                                    TAXATION

    General. Each Portfolio has elected to qualify and intends to remain qualified as a regulated investment company under Subchapter M of the Internal Revenue Code for each taxable year. Accordingly, each Portfolio must, among other things, (a) derive at least 90% of its gross income (without offset for losses from the sale or other disposition of securities or foreign currencies) from dividends, interest, proceeds from loans of securities and gains from the sale or other disposition of securities or foreign currencies or other income, including, but not limited to, gains derived from options and futures on such securities or foreign currencies; (b) derive less than 30% of its gross income from gains (without offset for losses) from the sale or other disposition of securities or options thereon held less than three months; and (c) diversify its holdings so that, at the end of each fiscal quarter, (i) 50% of the market value of a Portfolio's assets is represented by cash, U.S. Government securities and other securities limited, in respect of any one issuer, to an amount not greater than 5% of the Portfolio's assets and no more than 10% of the outstanding voting securities of any such issuer, and (ii) not more than 25% of the value of its assets is invested in the securities of any one issuer (other than U.S. Government securities). These requirements may limit the Portfolio's ability to engage in transactions involving options on securities, interest rate futures and options thereon.

    As a regulated investment company, each Portfolio will not be subject to federal income tax on its net investment income and capital gains, if any, that it distributes to its stockholders, provided that it distributes at least 90% of its net investment income and short-term capital gains earned in each year. Distributions of net investment income and net short-term capital gains will be taxable to the stockholder at ordinary income rates regardless of whether the stockholder receives such distributions in additional shares or in cash. Distributions of net long-term capital gains, if any, are taxable as long-term capital gains regardless of how long the investor has held his or her Fund shares. However, if a stockholder holds shares in the Portfolio for not more than six months, then any loss recognized on the sale of such shares will be treated as long-term capital loss to the extent of any distribution on the shares which was treated as long-term capital gain. Stockholders will be notified annually by the Fund as to the federal tax status of distributions made by a Portfolio of the Fund. A 4% nondeductible excise tax will be imposed on the Portfolio of the Fund to the extent a Portfolio does not meet certain distribution requirements by the end of each calendar year. Distributions may be subject to additional state and local taxes. See "Taxes, Dividends and Distributions" in the Prospectus.

    The per share dividends on Class B and, with respect to the Short-Term Global Income Portfolio, Class C shares will typically be lower than the per share dividends and distributions on Class A shares as a result of the higher distribution-related fee applicable to the Class B and Class C shares. The per share distributions of capital gains, if any, will be in the same amounts for Class A, Class B and, with respect to the Short-Term Global Income Portfolio, Class C shares. See "How the Fund Values its Shares" in the Prospectus. Currently, total operating expenses of the Global Assets Portfolio are lower for Class B shares than for Class A shares.

See "Fund Expenses" in the Prospectus of the Global Assets Portfolio.

    For federal income tax purposes, the Short-Term Global Income Portfolio had a capital loss carryforward as of October 31, 1994, of approximately $38,708,000 of which $26,697,000 expires in 2001 and $12,011,000 expires in 2002. For federal income tax purposes, the Global Assets Portfolio has a capital loss carryforward as of October 31, 1994 of approximately $10,837,000 of which $4,584,000 expires in 2000 and $6,253,000 expires in 2001. Accordingly, no capital gains distributions are expected to be paid to shareholders until future net gains have been realized in excess of such carryforwards.

    Currency Fluctuations. Gains or losses attributable to fluctuations in exchange rates which occur between the time the Portfolio accrues interest or other receivables or accrues expenses or other liabilities denominated in a foreign currency and the time the Portfolio actually collects such receivables or pays such liabilities are treated as ordinary income or ordinary loss. Similarly, gains or losses on disposition of debt securities denominated in a foreign currency attributable to fluctuations in the value of foreign currency between the date of acquisition of the security and the date of disposition also are treated as ordinary gain or loss. These gains or losses increase or decrease the amount of the Portfolio's investment company taxable income available to be distributed to shareholders as ordinary income, rather than increasing or decreasing the amount of the Portfolio's net capital gain. If currency fluctuation losses exceed other investment company taxable income during a taxable year, distributions made by the Portfolio during the year would be characterized as a return of capital to shareholders, reducing each shareholder's basis in their shares.

    Backup Withholding. With limited exceptions, the Fund is required to withhold federal income tax at the rate of 31% of all taxable distributions payable to shareholders who fail to provide the Fund with their correct taxpayer identification number or to make required certification or who have been notified by the Internal Revenue Service that they are subject to backup withholding.Any amounts withheld may be credited against a shareholder's federal income tax liability.

    Other Taxation. Distributions may also be subject to state, local and foreign taxes depending on each shareholder's particular situation. Shareholders are advised to consult their own tax advisers with respect to the particular tax consequences to them of an investment in the Fund.

                             PERFORMANCE INFORMATION

    Yield. Each Portfolio may from time to time advertise its "yield" as calculated over a 30-day period. Yield is determined separately for Class A, Class B and Class C shares. The yield will be computed by dividing each Portfolio's net investment income per share earned during this 30-day period by the offering price on the last day of this period. The average number of shares used in determining the net investment income per share will be the average daily number of shares outstanding during the 30-day period that were eligible to receive dividends. In accordance with SEC regulations, income will be computed by totaling the interest earned on all debt obligations during the 30-day period and subtracting from that amount the total of all expenses incurred during the period, which include management and distribution fees. The 30-day yield is then annualized on a bond-equivalent basis assuming semi-annual reinvestment and compounding of net investment income, as described in the Prospectus. Yields for the Fund will vary based on a number of factors including changes in net asset value, market conditions, the level of interest rates and the level of Fund income and expenses.

    With respect to the Short-Term Global Income Portfolio, the yield for the 30 days ended October 31, 1994 was 6.62%, 6.21% and 6.53% for Class A, Class B and Class C shares, respectively. With respect to the Global Assets Portfolio, the yield for the 30 days ended October 31, 1994 was 4.37% for Class A shares. During this period, no Class B shares were outstanding for the Global Assets Portfolio.

    The Portfolio's yield is calculated according to the following formula:

                                       a - b
                           YIELD = 2 [(----- + 1) 6 - 1]
                                         cd

Where:  a = dividends and interest earned during the period.

        b = expenses accrued for the period (net of reimbursements).

        c = the average daily number of shares outstanding during the period that were entitled to receive dividends.

        d = the maximum offering price per share on the last day of the period.

    Average Annual Total Return. Each Portfolio may from time to time advertise its average annual total return. Average annual total return is calculated separately for Class A, Class B and, for the Short-Term Global Income Portfolio, Class C shares. See "How the Fund Calculates Performance" in the Prospectus. The average annual total returns for the one year period ended October 31, 1994 and for the period from inception of the Portfolios were as follows:

                                                   Year Ended
                                                   October 31,
                                                      1994     From Inception
                                                      ----     --------------
     Short-Term Global Income Portfolio-Class A      -4.83%         3.21%

     Short-Term Global Income Portfolio-Class B      -5.62%         2.90%

     Short-Term Global Income Portfolio-Class C       N/A          -0.25%

     Global Assets Portfolio-Class A                -0.52%          2.99%


The average annual total return is computed according to the following formula:

                                P (1 + T)n = ERV


Where:  P = a hypothetical initial payment of $1,000

        T = average annual total return

        n = number of years

        ERV = ending redeemable value at the end of the 1, 5 or 10 year periods (or fractional portion thereof) of hypothetical $1,000 payment made at the beginning of the 1, 5 or 10 year periods.

    Average annual total return does not take into account any federal or state income taxes that may be payable upon redemption. Average annual total return takes into account any applicable initial or deferred sales charges.

    Aggregate Total Return. The Portfolio may also advertise its aggregate total return. Aggregate total return is determined separately for Class A, Class B and, for the Short-Term Global Income Portfolio, Class C shares. See "How the Fund Calculates Performance" in the Prospectus.

    Aggregate total return represents the cumulative change in the value of an investment in the Fund and is computed according to the following formula:

                                     ERV - P
                                     -------
                                        P

Where:  P = a hypothetical initial payment of $1,000.

        ERV = ending redeemable value at the end of the 1, 5 or 10 year periods
              (or fractional portion thereof) of a hypothetical $1,000 payment made at the beginning of the 1, 5 or 10 year periods.

    Aggregate total return does not take into account any federal or state income taxes that may be payable upon redemption or any applicable initial or contingent deferred sales charges.

    The aggregate total returns for the one year period ended October 31, 1994 and for the period from inception of the Portfolio were as follows:

                                                   Year Ended
                                                   October 31,
                                                      1994     From Inception
                                                      ----     --------------

     Short-Term Global Income Portfolio-Class A      -1.89%        17.00%

     Short-Term Global Income Portfolio-Class B      -2.62%        13.13%

     Short-Term Global Income Portfolio-Class C       N/A           0.75%

     Global Assets Portfolio-Class A                 -0.47%        12.65%

Performance Chart

    From time to time, the performance of the Fund may be measured against various indices. Set forth below is a chart which compares the performance of different types of investments over the long-term and the rate of inflation.1




                                 [INSERT CHART]





    1Source:  Ibbotson  Associates,  "Stocks,  Bonds,  Bills and  Inflation-1993
Yearbook" (annually updates the work of Roger G. Ibbotson and Rex A. Sinquefield). Common stock returns are based on the Standard & Poor's 500 Stock Index, a market-weighted, unmanaged index of 500 common stocks in a variety of industry sectors. It is a commonly used indicator of broad stock price movements. This chart is for illustrative purposes only, and is not intended to represent the performance of any particular investment or fund.

                CUSTODIAN, TRANSFER AND DIVIDEND DISBURSING AGENT
                           AND INDEPENDENT ACCOUNTANTS

    State Street Bank and Trust Company, One Heritage Drive, North Quincy, Massachusetts 02171 serves as Custodian for the Fund's portfolio securities and cash and, in that capacity, maintains certain financial and accounting books and records pursuant to an agreement with the Fund.

    Prudential Mutual Fund Services, Inc. (PMFS), Raritan Plaza One, Edison, New Jersey 08837, serves as the Transfer and Dividend Disbursing Agent of the Fund. Its mailing address is P.O. Box 15005, New Brunswick, New Jersey 08906-5005. PMFS is a wholly-owned subsidiary of PMF. PMFS provides customary transfer agency services to the Fund, including the handling of shareholder communications, the processing of shareholder transactions, the maintenance of shareholder account records, payment of dividends and distributions, and related functions. For these services, PMF receives an annual fee per shareholder account, a new account set up fee for each manually established account and a monthly inactive zero balance account fee. For the fiscal year ended October 31, 1994, the Fund incurred fees of approximately $368,900 for the Short-Term Global Income Portfolio and $88,200 for the Global Assets Portfolio, for the services of PMFS. PMFS is also reimbursed for its out-of-pocket expenses, including but not limited to postage, stationery, printing, allocable communications expenses and other costs.

    Deloitte & Touche LLP, Two World Financial Center, New York, N.Y. 10281, serves as the Fund's independent accountants and in that capacity audits the Fund's annual financial statements.

PRUDENTIAL SHORT-TERM GLOBAL INCOME FUND, INC.  Portfolio of Investments
SHORT-TERM GLOBAL INCOME PORTFOLIO                      October 31, 1994

Principal                                    US$
  Amount                                    Value
  (000)              Description           (Note 1)
                LONG-TERM INVESTMENTS--61.7%
                Australia--13.5%
                Australian Gov't. Bonds,
A$    10,500#   13.00%, 7/15/96.........  $  8,289,330
                New South Wales Treasury
                  Corp.,
       8,000#   8.50%, 3/1/96...........     5,921,098
                Victorian Treasury
                  Corp.,
      12,765#   12.50%, 7/15/96.........     9,987,162
                Western Australia
                  Treasury
                Corp.,
       7,000#   10.00%, 1/15/97.........     5,259,261
                                          ------------
                                            29,456,851
                                          ------------
                Brazil--1.3%
                Republic of Brazil,
BRL    3,528    6.06%, 1/1/01...........     2,888,550
                                          ------------
                Canada--3.1%
                Canadian Gov't. Bonds,
C$     9,000    7.75%, 9/15/96..........     6,664,904
                                          ------------
                Denmark--4.2%
                Danish Gov't. Bullet,
DKr   53,050    9.00%, 11/15/96.........     9,155,884
                                          ------------
                France--3.0%
                Gov't. of France,
FF    34,000    6.50%, 10/12/96.........     6,521,884
                                          ------------
                Ireland--2.6%
                Irish Gov't. Bonds,
IEP    3,500    9.00%, 7/30/96..........     5,692,959
                                          ------------
                Italy--3.0%
                Export Finance of
                  Norway,
Lira 8,000,000  12.25%, 8/5/96..........     5,291,360
                Italian Gov't. BTP,
   2,000,000    10.00%, 8/1/96..........     1,281,500
                                          ------------
                                             6,572,860
                                          ------------
                Mexico--1.5%
                Mexican Treasury
                  Bills,**
 MP   13,947#   14.13%, 10/10/96........  $  3,170,600
                                          ------------
                Spain--4.3%
                Kingdom of Spain,
Pts 1,000,000   11.90%, 7/15/96.........     8,177,941
                Nordic Investment Bank,
     150,000    13.80%, 11/30/95........     1,247,907
                                          ------------
                                             9,425,848
                                          ------------
                Sweden--3.0%
                Statens Bostad Housing
                  Fund,
SKr   45,000    12.50%, 1/23/97.........     6,463,944
                                          ------------
                United Kingdom--16.2%
                Bayerische Hypothelsen
                Bank,
(BR PD)5,000    11.13%, 6/24/96.........     8,487,924
                United Kingdom Treasury
                Bonds,
      10,350    13.25%, 1/22/97.........    18,569,794
       5,000    8.75%, 9/1/97...........     8,223,550
                                          ------------
                                            35,281,268
                                          ------------
                United States--6.0%
                Cedulas Hipotecarias
                  Rurales,
US$    4,400    7.90%, 9/1/00...........     3,971,000
                Republic of Argentina
                  Bote,
      23,000    4.94%, 5/31/96..........     9,108,000
                                          ------------
                                            13,079,000
                                          ------------
                Total long-term
                  investments
                  (cost
                  US$133,117,733).......   134,374,552
                                          ------------
                SHORT-TERM INVESTMENTS--38.6%
                Canada--4.1%
                Canadian Treasury
                  Bills,**
C$     9,640    7.90%, 6/29/95..........     6,841,845

                                             See Notes to Financial Statements.

PRUDENTIAL SHORT-TERM GLOBAL INCOME FUND, INC.
SHORT-TERM GLOBAL INCOME PORTFOLIO

Principal                                    US$
  Amount                                    Value
  (000)              Description           (Note 1)
                Canada--cont'd.
                Ontario Province
                  Canada,**
C$     3,000    6.00%, 3/21/95..........  $  2,166,712
                                          ------------
                                             9,008,557
                                          ------------
                Mexico--8.3%
                Mexican Treasury
                  Bills,**
 MP    6,900#   14.30%, 12/8/94.........     1,980,402
      24,500#   14.50%, 12/8/94.........     7,031,863
      19,490#   13.20%, 9/7/95..........     5,062,817
      15,288#   13.10%, 9/21/95.........     3,952,223
                                          ------------
                                            18,027,305
                                          ------------
                New Zealand--15.0%
                New Zealand Gov't.
                  Bonds,
NZ$   26,000    10.00%, 2/15/95.........    16,080,847
                New Zealand Treasury
                  Bills,**
       9,000    6.82%, 11/9/94..........     5,491,066
       1,400    7.02%, 11/9/94..........       854,166
       1,500    7.10%, 12/7/94..........       916,586
      15,489    7.56%, 1/11/95..........     9,388,376
                                          ------------
                                            32,731,041
                                          ------------
                United States--11.2%
                Joint Repurchase
                  Agreement Account,
US$    8,847    4.77%, 11/1/94 (Note
                  5)....................     8,847,000
                Mexican Tesobonos,**
       5,695    8.69%, 7/27/95..........     5,360,841
       2,632    8.35%, 8/3/95...........     2,473,829
       8,200    8.41%, 8/17/95..........     7,681,119
                                          ------------
                                            24,362,789
                                          ------------
                Total short-term
                  investments
                  (cost
                  US$82,568,380)........    84,129,692
                                          ------------
                OUTSTANDING OPTIONS
                  PURCHASED*--0.2%
                Currency Call Options
A$    32,000    Australian Dollars,
                  expiring 11/23/94
                  @A$.7413..............  $    156,768
(YEN) 15,000    Japanese Yen,
                  expiring 5/5/95
                  @(YEN)105.50..........        40,500
                                          ------------
                                               197,268
                                          ------------
                Currency Put Options
(YEN) 12,300    Japanese Yen,
                  expiring 1/26/95
                  @(YEN)93.70...........        99,630
                                          ------------
                Cross-Currency Put Options
                                                 5,820
                Deutschemarks,
                  expiring 1/12/95
                  @DM972.30 per Italian
 DM    9,700      Lira..................
      15,000    @DM974.16 per Italian
                  Lira..................         2,985
      27,400    expiring 1/20/95
                  @DM4.6015 per Swedish
                  Krona.................        69,048
                                          ------------
                                                77,853
                                          ------------
                Total outstanding
                  options
                  purchased
                  (cost US$1,481,065)...       374,751
                                          ------------
                Total Investments--100.5%
                (cost $217,167,178; Note
                  4)....................   218,878,995
                Liabilities in excess of
                  other
                  assets--(0.5)%........    (1,071,128)
                                          ------------
                Net Assets--100%........  $217,807,867
                                          ------------
                                          ------------

---------------
Portfolio securities are classified according to the security's currency denomination.

   # Principal amount segregated as collateral for forward currency contracts. Aggregate value of segregated securities--$50,654,756.
   * Non-income producing security.
  ** Percentage quoted represents yield to maturity as of purchase date.

                                             See Notes to Financial Statements.


Principal                                    US$
  Amount                                    Value
  (000)              Description           (Note 1)


 (D) Expressed in thousands of local currency units.


                                             See Notes to Financial Statements.

 PRUDENTIAL SHORT-TERM GLOBAL
 INCOME FUND, INC.
 SHORT-TERM GLOBAL INCOME PORTFOLIO

                                                                                          October 31, 1994
                                                                                          ----------------
Statement of Assets and Liabilities

Assets
Investments, at value (cost $217,167,178)...............................................     $218,878,995
Foreign currency, at value (cost $47,559)...............................................           48,834
Interest receivable.....................................................................        4,029,767
Forward currency contracts--net amount receivable from counterparties...................        2,755,484
Receivable for Fund shares sold.........................................................           28,298
Deferred expenses and other assets......................................................           49,197
                                                                                           ----------------
    Total assets........................................................................      225,790,575
                                                                                           ----------------
Liabilities
Forward currency contracts--net amount payable to counterparties........................        3,754,380
Payable for Fund shares reacquired......................................................        3,244,590
Dividends payable.......................................................................          385,050
Accrued expenses........................................................................          271,445
Due to Distributors.....................................................................          128,803
Due to Manager..........................................................................          105,402
Withholding taxes payable...............................................................           93,038
                                                                                           ----------------
    Total liabilities...................................................................        7,982,708
                                                                                           ----------------
Net Assets..............................................................................     $217,807,867
                                                                                           ----------------
                                                                                           ----------------
Net assets were comprised of:
  Common stock, at par..................................................................     $     25,452
  Paid-in capital in excess of par......................................................      266,606,388
                                                                                           ----------------
                                                                                              266,631,840
  Accumulated distributions in excess of net investment income..........................      (10,975,642)
  Accumulated net realized loss on investments..........................................      (38,707,984)
  Net unrealized appreciation on investments and foreign currencies.....................          859,653
                                                                                           ----------------
Net assets, October 31, 1994............................................................     $217,807,867
                                                                                           ----------------
                                                                                           ----------------
Class A:
  Net asset value and redemption price per share
    ($28,841,436 / 3,369,859 shares of common stock issued and outstanding).............            $8.56
  Maximum sales charge (3.00% of offering price)........................................              .26
                                                                                           ----------------
  Maximum offering price to public......................................................            $8.82
                                                                                           ----------------
                                                                                           ----------------
Class B:
  Net asset value, offering price and redemption price per share
    ($188,966,231 / 22,082,197 shares of common stock issued and outstanding)...........            $8.56
                                                                                           ----------------
                                                                                           ----------------
Class C:
  Net asset value, offering price and redemption price per share
    ($200.23 / 23.401 shares of common stock issued and outstanding)....................            $8.56
                                                                                           ----------------
                                                                                           ----------------

See Notes to Financial Statements.

 PRUDENTIAL SHORT-TERM GLOBAL
 INCOME FUND, INC.
 SHORT-TERM GLOBAL INCOME PORTFOLIO
 Statement of Operations

                                          Year Ended
                                         October 31,
Net Investment Income                        1994
                                         ------------
Income
  Interest (net of foreign
    withholding
    taxes of $106,062)...............    $ 28,076,745
                                         ------------
Expenses
  Distribution fee--Class A..........          57,000
  Distribution fee--Class B..........       2,679,726
  Management fee.....................       1,755,285
  Custodian's fees and expenses......         671,000
  Transfer agent's fees and
    expenses.........................         425,000
  Reports to shareholders............         180,000
  Registration fees..................          58,000
  Amortization of organization
    expenses.........................          40,000
  Audit fee..........................          35,000
  Directors' fees....................          35,000
  Legal..............................          26,000
  Miscellaneous......................          18,079
                                         ------------
    Total expenses...................       5,980,090
                                         ------------
Net investment income................      22,096,655
                                         ------------
Realized and Unrealized
Gain (Loss) on Investments and
Foreign Currency Transactions
Net realized gain (loss) on:
  Investment transactions............     (23,776,265)
  Foreign currency transactions......     (13,261,084)
  Written option transactions........       1,595,280
  Future transactions................          (8,570)
                                         ------------
                                          (35,450,639)
                                         ------------
Net change in unrealized
  appreciation/
  depreciation of:
  Investments........................       7,302,972
  Foreign currencies.................      (1,578,939)
  Written options....................          44,225
                                         ------------
                                            5,768,258
                                         ------------
Net loss on investments, foreign
  currencies and written options.....     (29,682,381)
                                         ------------
Net Decrease in Net Assets
Resulting from Operations............    $ (7,585,726)
                                         ------------
                                         ------------

 PRUDENTIAL SHORT-TERM GLOBAL
 INCOME FUND, INC.
 SHORT-TERM GLOBAL INCOME PORTFOLIO
 Statement of Changes in Net Assets

                              Year Ended October 31,
Increase (Decrease)         ---------------------------
in Net Assets                   1994           1993
                            ------------   ------------
Operations
  Net investment
  income.................   $ 22,096,655   $ 52,264,411
  Net realized loss on
    investments and
    foreign currency
    transactions.........    (35,450,639)   (52,043,418)
  Net change in
    unrealized
appreciation/depreciation
    of investments and
    foreign currencies...      5,768,258     37,156,133
                            ------------   ------------
Net increase (decrease)
  in net assets resulting
  from operations........     (7,585,726)    37,377,126
                            ------------   ------------
Net equalization
  debits.................             --     (7,869,071)
                            ------------   ------------
Dividends and distributions (Note 1)
  Dividends from net
    investment income
    Class A..............             --     (4,363,707)
    Class B..............             --    (25,199,590)
                            ------------   ------------
                                      --    (29,563,297)
                            ------------   ------------
  Tax return of capital
    distributions
    Class A..............     (2,411,703)            --
    Class B..............    (15,406,444)            --
                            ------------   ------------
                             (17,818,147)            --
                            ------------   ------------
Fund share transactions
  (Note 6)
  Proceeds from shares
    subscribed...........     11,205,281     39,187,479
  Net asset value of
    shares issued in
    reinvestment of
    dividends and
    distributions........     10,703,295     17,172,475
  Cost of shares
    reacquired...........   (213,168,513)  (330,090,306)
                            ------------   ------------
Net decrease in net
  assets from Fund share
  transactions...........   (191,259,937)  (273,730,352)
                            ------------   ------------
Total decrease...........   (216,663,810)  (273,785,594)
Net Assets
Beginning of year........    434,471,677    708,257,271
                            ------------   ------------
End of year..............   $217,807,867   $434,471,677
                            ------------   ------------
                            ------------   ------------

See Notes to Financial Statements.        See Notes to Financial Statements.

 PRUDENTIAL SHORT-TERM GLOBAL INCOME FUND, INC.
 SHORT-TERM GLOBAL INCOME PORTFOLIO
 Notes to Financial Statements

   Prudential Short-Term Global Income Fund, Inc. (the ``Fund'') is registered under the Investment Company Act of 1940 as a non-diversified, open-end management investment company. The Fund consists of two series, namely:
Short-Term Global Income Portfolio and Global Assets Portfolio. The Fund was incorporated in Maryland on February 21, 1990 and had no significant operations other than the issuance of 5,000 shares each of Class A and Class B common stock of the Short-Term Global Income Portfolio for $100,000 on September 21, 1990 to Prudential Mutual Fund Management, Inc. (``PMF''). The Short-Term Global Income Portfolio (the ``Portfolio'') commenced investment operations on November 1, 1990. The investment objective of the Portfolio is to maximum total return, the components of which are current income and capital appreciation, by investing primarily in a portfolio of investment grade debt securities denominated in U.S. dollar and a range of foreign currencies having remaining maturities of not more than three years. The ability of the issuers of the debt securities held by the Fund to meet their obligations may be affected by economic developments in a specific country or industry.

Note 1. Accounting            The following is a summary of
Policies                      significant accounting policies
                              followed by the Fund, and the Portfolio in the
preparation of its financial statements.
Securities Valuation: In valuing the Fund's assets, quotations of foreign securities in a foreign currency are converted to U.S. dollar equivalents at the then current currency value. Government securities for which quotations are available will be based on prices provided by an independent pricing service or principal market makers. Other portfolio securities that are actively traded in the over-the-counter market, including listed securities for which the primary market is believed to be over-the-counter, will be valued at the average of the quoted bid and asked prices provided by an independent pricing service or by principal market makers. Any security for which the primary market is on an exchange is valued at the last sale price on such exchange on the day of valuation or, if there was no sale on such day, the last bid price quoted on such day. Securities for which market quotations are not readily available are valued at fair value as determined in good faith by or under the direction of the Board of Directors.

   Short-term securities which mature in more than 60 days are valued at current market quotations. Short-term securities which mature in 60 days or less are valued at amortized cost which approximates market value.

   In connection with transactions in repurchase agreements with U.S. financial institutions, it is the Fund's policy that its custodian or designated subcustodians, as the case may be under triparty repurchase agreements, takes possession of the underlying collateral securities, the value of which exceeds the principal amount of the repurchase transaction including accrued interest. If the seller defaults and the value of the collateral declines or if bankruptcy proceedings are commenced with respect to the seller of the security, realization of the collateral by the Fund may be delayed or limited.
Foreign Currency Translation: The books and records of the Fund are maintained in U.S. dollars. Foreign currency amounts are translated into U.S. dollars on the following basis:

   (i) market value of investment securities, other assets and liabilities--at the closing daily rate of exchange;

   (ii) purchases and sales of investment securities, income and expenses--at the rate of exchange prevailing on the respective dates of such transactions.

   Although the net assets of the Fund are presented at the foreign exchange rates and market values at the close of the fiscal year, the Fund does not isolate that portion of the results of operations arising as a result of changes in the foreign exchange rates from the fluctuations arising from changes in the market prices of securities held at the end of the fiscal year. Similarly, the Fund does not isolate the effect of changes in foreign exchange rates from the fluctuations arising from changes in the market prices of long-term debt securities sold during the fiscal year.

   Net realized loss on foreign currency transactions represents net foreign exchange gains or losses from sales and maturities of short-term securities, holding of foreign currencies, currency gains or losses realized between the trade and settlement dates on security transactions, and the difference between the amounts of interest and foreign taxes recorded on the Fund's books and the U.S. dollar equivalent amounts actually received or paid. Net unrealized currency gains and losses from valuing foreign currency denominated assets and liabilities at fiscal year end exchange rates are reflected as a component of net unrealized appreciation/depreciation on investments and foreign currencies.

   Foreign security and currency transactions may involve certain considerations and risks not typically associated with those of U.S. companies as a result of, among other factors, the possibility of political and economic instability and the level of governmental supervision and regulation of foreign securities markets.

     Forward Currency Contracts: The Fund enters into forward currency contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign portfolio holdings. A forward contract is a commitment to purchase or sell a foreign currency at a future date at a negotiated forward rate. The gain or loss arising from the difference between the settlement value of the original and renegotiated forward contracts, if any, is isolated and is included in net realized gain (loss) from foreign currency transactions. Risks may arise upon entering into these contracts from the potential inability of the counterparties to meet the terms of their contracts.

     Option Writing: When the Fund writes an option, an amount equal to the premium received by the Fund is recorded as a liability and is subsequently adjusted to the current market value of the option written. Premiums received from writing options which expire unexercised are treated by the Fund on the expiration date as realized gains from securities or currencies based on the type of option written. The difference between the premium and the amount paid on effecting a closing purchase transaction, including brokerage commissions, is also treated as a realized gain, or if the premium is less than the amount paid for the closing purchase transaction, as a realized loss. If a call option is exercised, the premium is added to the proceeds from the sale of the underlying security or currency in determining whether the Fund has realized a gain or loss. If a put option is exercised, the premium reduces the cost basis of the securities or currencies purchased by the Fund. The Fund as writer of an option may have no control over whether the underlying securities or currencies may be sold (called) or purchased (put) and as a result bears the market risk of an unfavorable change in the price of the security or currency underlying the written option.

     Securities Transactions and Investment Income: Securities transactions are recorded on the trade date. Realized gains and losses from security and currency transactions are calculated on the identified cost basis. Interest income is recorded on the accrual basis.

   Net investment income (other than distribution fees) and unrealized and realized gains or losses are allocated daily to each class of shares based upon the relative proportion of net assets of each class at the beginning of the day.
Equalization: The Fund follows the accounting practice known as equalization by which a portion of the proceeds from sales and costs of reacquisitions of Fund shares, equivalent on a per share basis to the amount of distributable net investment income on the date of the transaction, is credited or charged to undistributed net investment income. As a result, undistributed net investment income per share is unaffected by sales or reacquisitions of the Fund's shares. Dividends and Distributions: The Fund declares daily and pays dividends from book basis net investment income monthly and makes distributions at least annually of any net capital gains. Dividends and distributions are recorded on the ex-dividend date.

   Income distributions and capital gain distributions are determined in accordance with income tax regulations which may differ from generally accepted accounting principles. These differences are primarily due to differing treatments for foreign currency transactions.

     Reclassification of Capital Accounts: The Portfolio accounts and reports for distributions to shareholders in accordance with Statement of Position 93-2:
Determination, Disclosure, and Financial Statement Presentation of Income, Capital Gain, and Return of Capital Distributions by Investment Companies. The effect of applying this statement was to increase accumulated distributions in excess of net investment income by $27,093,822, decrease accumulated net realized loss on investments by $23,439,669 and increase paid-in capital by $3,654,153. This was primarily the result of net foreign currency losses incurred for the fiscal year ended October 31, 1994. Net investment income, net realized gains and net assets were not affected by this change. Included in accumulated distributions in excess of net investment income as of October 31, 1994 is $11,125,103 of equalization debits.

     Federal Income Taxes: For federal income tax purposes, each portfolio in the Fund is treated as a separate taxpaying entity. It is the Portfolio's intent to continue to meet the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute all of its taxable income to shareholders. Therefore, no federal income tax provision is required.

   Withholding taxes on foreign interest have been provided for in accordance with the Fund's understanding of the applicable country's tax rules and rates. Deferred Organization Expenses: Approximately $200,000 of organization and initial registration costs were incurred. These costs have been deferred and are being amortized over the period of benefit not to exceed 60 months from the date the Portfolio commenced investment operations. PMF has agreed not to redeem the 10,000 shares purchased until all organization expenses have been amortized.

Note 2. Agreements            The Fund has a management
                              agreement with PMF. Pursuant to this agreement,
PMF has responsibility for all investment advisory services and supervises the subadviser's performance of such services. PMF has entered into a subadvisory agreement with The Prudential Investment Corporation (``PIC''); PIC furnishes investment advisory services in connection with the managment of the Fund. PMF pays for the cost of the subadviser's services, the compensation of officers of the Fund, occupancy and certain clerical and bookkeeping costs of the Fund. The Fund bears all other costs and expenses.

   The management fee paid PMF is computed daily and payable monthly at an annual rate of .55 of 1% of the average daily net assets of the Portfolio.

   The Portfolio has distribution agreements with Prudential Mutual Fund Distributors, Inc. (``PMFD''), which acts as the distributor of the Class A shares of the Fund, and with Prudential Securities Incorporated (``PSI''), which acts as distributor of the Class B and Class C shares of the Fund. The Portfolio reimburses PMFD and compensates PSI for distributing and servicing the Fund's Class A, Class B and Class C shares, pursuant to plans of distribution (the ``Class A, B and C Plans''). The distribution fees are accrued daily and payable monthly.

   Pursuant to the Class A Plan, the Portfolio reimburses PMFD for its expenses with respect to Class A shares at an annual rate of up to .30 of 1% of the average daily net assets of the Class A shares. Such expenses under the Class A Plan were .15 of 1% of the average daily net assets of the Class A shares for the fiscal year ended October 31, 1994. PMFD pays various broker-dealers, including PSI and Pruco Securities Corporation (``Prusec''), affiliated broker-dealers, for account servicing fees and other expenses incurred by such broker-dealers.

   On July 19, 1994, shareholders of the Portfolio approved amendments to the Class B distribution plan under which the Class B distribution plan became a compensation plan, effective August 1, 1994. Prior thereto, the Class B distribution plan was a reimbursement plan, under which PSI was reimbursed for expenses actually incurred by it up to the amount permitted under the Class B Plan. The Portfolio is not obligated to pay any prior or future excess distribution costs (costs incurred by PSI in excess of distribution fees paid by the Fund or contingent deferred sales charges received by PSI). The Portfolio began offering Class C shares on August 1, 1994.

   Pursuant to the Class B and C Plans, the Portfolio compensates PSI for distribution-related activities at an annual rate of up to 1% of the average daily net assets of both the Class B and C shares. Such expenses under the Class B Plan were charged at an effective rate of .95 of 1% of the average daily net assets of the Class B shares for the fiscal year ended October 31, 1994 and are currently charged at a rate of .75 of 1% of the average daily net assets of the Class B shares. Such expenses under the Class C Plan were charged at .75 of 1% of the average daily net assets of the Class C shares for the fiscal year ended October 31, 1994.

   PMFD has advised the Portfolio that it has received approximately $15,000 in front-end sales charges resulting from sales of Class A shares during the fiscal year ended October 31, 1994. From these fees, PMFD paid such sales charges to dealers which in turn paid commissions to salespersons.

   PSI has advised the Portfolio that for the fiscal year ended October 31, 1994, it received approximately $1,291,500 in contingent deferred sales charges imposed upon certain redemptions by Class B shareholders.

   PMFD is a wholly-owned subsidiary of PMF; PSI, PMF and PIC are indirect, wholly-owned subsidiaries of The Prudential Insurance Company of America.

Note 3. Other                 Prudential Mutual Fund Ser-
Transactions                  vices, Inc. (``PMFS'') a
With Affiliates               wholly-owned subsidiary of
                              PMF, serves as the Fund's transfer agent and
during the fiscal year ended October 31, 1994, the Portfolio incurred fees of approximately $368,900 for the services of PMFS. As of October 31, 1994, approximately $24,100 of such fees were due to PMFS. Transfer agent fees and expenses in the Statement of Operations include certain out-of-pocket expenses paid to non-affiliates.

Note 4. Portfolio             Purchases and sales of invest-
Securities                    ment securities, other than
                              short-term investments and options, for the fiscal
year ended October 31, 1994 aggregated $595,732,470 and $826,634,833, respectively.

   The United States federal income tax basis of the Fund's investments at October 31, 1994 was substantially the same as for financial reporting purposes and, accordingly, net unrealized appreciation of investments, for United States federal income tax purposes was $1,711,817 (gross unrealized appreciation--$3,837,980; gross unrealized depreciation--$2,126,163).

   For federal income tax purposes, the Portfolio had a capital loss carryforward as of October 31, 1994, of approximately $38,708,000 of which $26,697,000 expires in 2001 and $12,011,000 expires in 2002. Accordingly, no capital gains distributions are expected to be paid to shareholders until future net gains have been realized in excess of such carryforward.

   Transactions in options written during the year ended October 31, 1994 were as follows:

                                     Number of
                                     Contracts     Premiums
                                       (000)       Received
                                     ---------    -----------
Options outstanding at
  October 31, 1993.................     30,500    $   230,275
Options written....................    808,475      4,633,666
Options terminated in closing
  purchase transactions............   (625,575)    (3,723,804)
Options expired....................   (157,600)      (593,882)
Options exercised..................    (55,800)      (546,255)
                                     ---------    -----------
Options outstanding at
  October 31, 1994.................         --             --
                                     ---------    -----------
                                     ---------    -----------

   At October 31, 1994, the Portfolio had outstanding forward currency contracts, both to purchase and sell foreign currencies, as follows:

                      Value at
Foreign Currency   Settlement Date     Current      Appreciation
Purchase Contracts     Payable          Value       (Depreciation)
------------------ ---------------   ------------   -----------
Australian
  Dollars,
  expiring
  11/28/94........  $   10,000,000   $ 10,014,548   $    14,548
Canadian Dollars,
  expiring
  11/14/94........      21,585,502     21,497,829       (87,673)
Deutschemarks,
  expiring
  11/7-11/30/94...     174,593,203    175,115,626       522,423
Italian Lira,
  expiring
  12/13/94........      15,625,681     15,880,098       254,417
Japanese Yen,
  expiring
  11/7-11/18/94...      34,058,007     34,168,798       110,791
Spanish Pesetas,
  expiring
  12/22/94........      13,495,279     13,617,258       121,979
Swedish Krona,
  expiring
  11/7/94.........       3,997,331      3,911,744       (85,587)
                   ---------------   ------------   -----------
                    $  273,355,003   $274,205,901   $   850,898
                   ---------------   ------------   -----------
                   ---------------   ------------   -----------

                      Value at
Foreign Currency   Settlement Date     Current      Appreciation
Sale Contracts       Receivable         Value       (Depreciation)
------------------ ---------------   ------------   -----------
Australian
  Dollars,
  expiring
  11/28/94-
  1/6/95..........  $   40,376,270   $ 40,538,994   $  (162,724)
Canadian Dollars,
  expiring
  11/14/94........      26,000,000     25,941,819        58,181

                      Value at
Foreign Currency   Settlement Date     Current      Appreciation
Sale Contracts       Receivable         Value       (Depreciation)
------------------ ---------------   ------------   -----------
Deutschemarks,
  expiring
  11/7-11/30/94...  $  176,275,718   $177,005,919   $  (730,201)
French Francs,
  expiring
  11/18/94........       6,574,879      6,548,585        26,294
Italian Lira,
  expiring
  12/13/94........      15,544,328     15,880,098      (335,770)
Japanese Yen,
  expiring
  11/7-11/14/94...      12,814,751     13,054,249      (239,498)
Spanish Pesetas,
  expiring
  12/22/94........      17,889,590     18,160,408      (270,818)
Swedish Krona,
  expiring
  11/7/94.........      11,600,110     11,563,002        37,108
Swiss Francs,
  expiring
  11/14/94........      15,173,823     15,406,189      (232,366)
                   ---------------   ------------   -----------
                    $  322,249,469   $324,099,263   $(1,849,794)
                   ---------------   ------------   -----------
                   ---------------   ------------   -----------


Note 5. Joint                 The Portfolio, along with
Repurchase                    other affiliated registered
Agreement                     investment companies, trans-
Account                       fers uninvested cash balances
                              into a single joint account, the daily aggregate
balance of which is invested in one or more repurchase agreements collateralized by U.S. Treasury or Federal agency obligations. As of October 31, 1994, the Portfolio has a 0.98% undivided interest in the repurchase agreements in the joint account. The undivided interest for the Portfolio represents $8,847,000 in principal amount. As of such date, each repurchase agreement in the joint account and the value of the collateral therefor were as follows:

   Smith Barney, Inc., 4.80%, in the principal amount of $260,000,000, repurchase price $260,034,667, due 11/1/94. The value of the collateral including accrued interest is $265,200,122.

   Nomura Securities International, Inc., 4.77%, in the principal amount of $100,000,000, repurchase price $100,013,250, due 11/1/94. The value of the collateral including accrued interest is $102,000,391.

   Goldman, Sachs & Co., 4.75%, in the principal amount of $275,000,000, repurchase price $275,036,285, due 11/1/94. The value of the collateral including accrued interest is $280,500,611.

   CS First Boston Corp., 4.75%, in the principal amount of $265,000,000, repurchase price $265,034,965, due 11/1/94. The value of the collateral including accrued interest is $271,053,272.

Note 6. Capital               The Portfolio currently offers
                              Class A, Class B and Class C shares. Class A
shares are sold with a front-end sales charge of up to 3.0%. Class B shares are sold with a contingent deferred sales charge which declines from 3% to zero depending on the period of time the shares are held. Class C shares are sold with a contingent deferred sales charge of 1% during the first year. Class B shares will automatically convert to Class A shares on a quarterly basis approximately five years after purchase commencing in or about February 1995.

   The Fund has authorized 1.5 billion shares of common stock at $.001 par value per share equally divided into Class A, B and C shares. Of the 25,452,079 shares of common stock issued and outstanding at October 31, 1994, PMF owned 10,000 shares.

   Transactions in shares of common stock for the fiscal years ended October 31, 1994 and 1993 were as follows:

Class A                           Shares          Amount
------------------------------  -----------    -------------
Year ended October 31, 1994:
Shares sold...................      551,897    $   4,763,324
Shares issued in reinvestment
  of
  dividends and
  distributions...............      194,713        1,743,925
Shares reacquired.............   (3,776,033)     (34,191,806)
                                -----------    -------------
Net decrease in shares
  outstanding.................   (3,029,423    $ (27,684,557)
                                -----------    -------------
                                -----------    -------------
Year ended October 31, 1993:
Shares sold...................    2,800,748    $  25,157,507
Shares issued in reinvestment
  of
  dividends...................      334,726        3,006,237
Shares reacquired.............   (7,797,277)     (69,726,785)
                                -----------    -------------
Net decrease in shares
  outstanding.................   (4,661,803)   $ (41,563,041)
                                -----------    -------------
                                -----------    -------------
Class B                           Shares          Amount
------------------------------  -----------    -------------
Year ended October 31, 1994:
Shares sold...................      710,218    $   6,441,757
Shares issued in reinvestment
  of
  dividends and
  distributions...............    1,001,413        8,959,370
Shares reacquired.............  (20,015,210)    (178,976,707)
                                -----------    -------------
Net decrease in shares
  outstanding.................  (18,303,579)   $(163,575,580)
                                -----------    -------------
                                -----------    -------------
Year ended October 31, 1993:
Shares sold...................    1,558,807    $  14,029,972
Shares issued in reinvestment
  of
  dividends...................    1,575,399       14,166,238
Shares reacquired.............  (29,032,710)    (260,363,521)
                                -----------    -------------
Net decrease in shares
  outstanding.................  (25,898,504)   $(232,167,311)
                                -----------    -------------
                                -----------    -------------
Class C
------------------------------
August 1, 1994* through
  October 31, 1994:
Shares sold...................           23    $         200
                                -----------    -------------
Increase in shares
  outstanding.................           23    $         200
                                -----------    -------------
                                -----------    -------------

---------------
* Commencement of offering of Class C shares.

 PRUDENTIAL SHORT-TERM GLOBAL INCOME FUND, INC.
 SHORT-TERM GLOBAL INCOME PORTFOLIO
 Financial Highlights


                                      Class A                                           Class B                         Class C
                   ----------------------------------------------    ----------------------------------------------   ----------
                                                                                                                        August 1,
                                                                                                                         1994(D)
                                                                                                                        through
                               Year Ended October 31,                            Year Ended October 31,                 October
                   ----------------------------------------------    ----------------------------------------------        31,
                      1994         1993        1992        1991         1994         1993        1992        1991         1994
                   ----------    --------    --------    --------    ----------    --------    --------    --------    ----------
PER SHARE
  OPERATING
  PERFORMANCE:
Net asset value,
  beginning of
  period........    $    9.29    $   9.16    $   9.97    $  10.00     $    9.29    $   9.16    $   9.97    $  10.00      $ 8.61
                   ----------    --------    --------    --------    ----------    --------    --------    --------      ------

Income from
  investment
  operations
Net investment
  income........          .70         .97         .96        1.03           .62         .88         .88         .95         .14
Net realized and
  unrealized
  gain (loss) on
  investment and
  foreign
  currency
 transactions...         (.86)       (.26)       (.95)       (.02)         (.86)       (.26)       (.95)       (.02)       (.06)
                   ----------    --------    --------    --------    ----------    --------    --------    --------       -----
  Total from
    investment
   operations...         (.16)        .71         .01        1.01          (.24)        .62        (.07)        .93         .08
                   ----------    --------    --------    --------    ----------    --------    --------    --------      -----
Less
  distributions
Dividends from
  net investment
  income........           --        (.58)       (.82)      (1.03)           --        (.49)       (.74)       (.95)         --
Tax return of
  capital
distributions...         (.57)         --          --          --          (.49)         --          --          --        (.13)
Distributions
  from net
  capital
  gains.........           --          --          --        (.01)           --          --          --        (.01)         --
                   ----------    --------    --------    --------    ----------    --------    --------    --------       -----
  Total
distributions...         (.57)       (.58)       (.82)      (1.04)         (.49)       (.49)       (.74)       (.96)       (.13)
                   ----------    --------    --------    --------    ----------    --------    --------    --------       -----
Net asset value,
  end of
  period........    $    8.56    $   9.29    $   9.16    $   9.97     $    8.56    $   9.29    $   9.16    $   9.97      $ 8.56
                   ----------    --------    --------    --------    ----------    --------    --------    --------      -----
                   ----------    --------    --------    --------    ----------    --------    --------    --------      -----

TOTAL
  RETURN#:......        (1.89)%      7.96%      (0.07)%     10.41%        (2.62)%      7.00%      (0.86)%      9.51%       0.75%
RATIOS/SUPPLEMENTAL
  DATA:
Net assets, end
  of period
  (000).........      $28,841     $59,458    $101,358    $105,148      $188,966    $375,013    $606,899    $669,086        $200@
Average net
  assets
  (000).........      $38,000     $70,347    $119,171     $51,830      $281,143    $474,175    $814,734    $349,607        $199@
Ratios to average net
  assets:(D)(D)
  Expenses,
    including
    distribution
    fees........         1.17%       1.02%       1.08%       1.01%         1.97%       1.87%       1.93%       1.87%        .93%*
  Expenses,
    excluding
    distribution
    fees........         1.02%        .87%        .93%        .86%         1.02%        .87%        .93%        .87%        .18%*
  Net investment
    income......         7.67%      10.81%       9.93%      10.23%         6.82%       9.42%       9.05%       9.46%       7.02%*
Portfolio
  turnover
  rate..........          232%        307%        180%         66%          232%        307%        180%         66%        232%

---------------
     * Annualized.
   (D) Commencement of offering of Class C shares.
(D)(D) Because of the event referred to in (D) and the timing of such, the ratios for the Class C shares are not necessarily comparable to that of Class A or B shares and are not necessarily indicative of future ratios.
     @ Figures are actual and not rounded to the nearest thousand.
     # Total return does not consider the effects of sales loads. Total return is calculated assuming a purchase of shares on the first day and a sale on the last day of each period reported and includes reinvestment of dividends and distributions. Total returns for periods of less than a full year are not annualized.

See Notes to Financial Statements.

                          INDEPENDENT AUDITORS' REPORT

The Shareholders and Board of Directors
Prudential Short-Term Global Income Fund, Inc.
Short-Term Global Income Portfolio

   We have audited the accompanying statement of assets and liabilities of Prudential Short-Term Global Income Fund, Inc., Short-Term Global Income Portfolio, including the portfolio of investments, as of October 31, 1994, the related statements of operations for the year then ended and of changes in net assets for each of the two years in the period then ended, and the financial highlights for each of the four years in the period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of the securities owned as of October 31, 1994 by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, such financial statements and financial highlights present fairly, in all material respects, the financial position of Prudential Short-Term Global Income Fund, Inc., Short-Term Global Income Portfolio, as of October 31, 1994, the results of its operations, the changes in its net assets and its financial highlights for the respective stated periods in conformity with generally accepted accounting principles.

Deloitte & Touche LLP
New York, New York
December 16, 1994

PRUDENTIAL SHORT-TERM GLOBAL INCOME FUND, INC.        Portfolio of Investments
GLOBAL ASSETS PORTFOLIO                                       October 31, 1994

Principal                                       US$          Principal                                       US$
 Amount                                        Value          Amount                                        Value
  (000)               Description             (Note 1)         (000)               Description             (Note 1)
                SHORT-TERM INVESTMENTS--101.6%
                Australia--5.3%
                South Australia Finance
                  Auth.,
A$     3,500    13.00%, 7/15/95..........  $ 2,691,902
                                           -----------
                Canada--4.2%
                Canadian Treasury
                  Bills,**
C$     1,000    7.83%, 6/29/95...........      709,735
       2,000    6.90%, 8/10/95...........    1,407,119
                                           -----------
                                             2,116,854
                                           -----------
                Italy--3.9%
                General Electric Capital
                  Corp.,
Lira 3,000,000  11.50%, 2/7/95...........    1,956,318
                                           -----------
                Mexico--9.8%
                Mexican Cetes,**
MP     3,500    14.50%, 12/8/94..........    1,003,983
      10,773    13.20%, 8/17/95..........    2,818,954
         510    13.20%, 9/7/95...........      132,480
       3,822    13.10%, 9/21/95..........      988,057
                                           -----------
                                             4,943,474
                                           -----------
                New Zealand--17.1%
                New Zealand Treasury
                  Bills,**
NZ$   10,500    7.45%, 12/19/94..........    6,399,163
       3,668    7.56%, 1/11/95...........    2,223,291
                                           -----------
                                             8,622,454
                                           -----------
                Spain--4.2%
                Kingdom of Spain,**
Pts   265,000   11.40%, 7/15/95..........    2,144,717
                                           -----------
                United States--57.1%
                Fuji Bank, Ltd., C.P.,
US$    4,000    4.84%, 11/1/94...........    4,000,000
                Joint Repurchase
                  Agreement Account,
                4.77%, 11/1/94 (Note
US$    9,966      5).....................  $ 9,966,000
                Mexican Tesobonos,**
       2,078    7.10%, 11/10/94..........    2,075,507
       3,156    8.45%, 7/27/95...........    2,970,819
       2,000    8.41%, 8/17/95...........    1,873,443
                Mitsubishi Bank, Ltd.,
                  C.P.,
       4,000    4.88%, 11/1/94...........    4,000,000
                Wal-Mart Stores Inc.,
                  C.P.,
       4,000    4.75%, 11/2/94...........    3,999,472
                                           -----------
                                            28,885,241
                                           -----------
                Total short-term
                  investments
                  (cost US$51,095,673)...   51,360,960
                                           -----------

                OUTSTANDING OPTIONS
Contracts(D)    PURCHASED*--0.2%
------------
                Currency Call Options
                Australian Dollars,
A$     7,700    expiring 11/23/94
                  @ A$0.7413.............       37,722
                Japanese Yen,
(YEN)   3,600   expiring 5/5/95
                  @ (YEN)105.50..........        9,720
                Currency Put Options
                Japanese Yen,
(YEN)   2,900   expiring 1/26/95
                  @ (YEN)93.70...........       23,490
                Cross-Currency Put
                  Options
                Deutschemarks,
                  expiring 1/12/95
                @ DM 972.30 per Italian
DM     2,700      Lira...................        1,620
                @ DM 974.16 per Italian
       3,700      Lira...................          737

                                              See Notes to Financial Statements.

PRUDENTIAL SHORT-TERM GLOBAL INCOME FUND, INC.
GLOBAL ASSETS PORTFOLIO

                                              US$
                                             Value
Contracts(D)         Description           (Note 1)
                Cross-Currency Put
                  Options--cont'd.
                Deutschemarks,
                expiring 1/20/95
DM     7,600      @ DM 4.6015
                  per Swedish Krona......  $    19,152
                                           -----------
                Total outstanding options
                  purchased (cost
                  US$377,947)............       92,441
                                           -----------
                Total Investments--101.8%
                (cost $51,473,620; Note
                  4).....................   51,453,401
                Liabilities in excess of
                  other assets--(1.8%)...     (916,021)
                                           -----------
                Net Assets--100%.........  $50,537,380
                                           -----------
                                           -----------

------------------
Portfolio securities are classified by country according to the security's currency denomination.
C.P.--Commercial Paper
 * Non-income producing security.
** Percentage quoted represents yield to maturity as of purchase date.
 (D) Expressed in thousands of local currency units.
                                              See Notes to Financial Statements.

 PRUDENTIAL SHORT-TERM GLOBAL
 INCOME FUND, INC.
 GLOBAL ASSETS PORTFOLIO
 Statement of Assets and Liabilities

Assets                                                                                     October 31, 1994
                                                                                           ----------------
Investments, at value (cost $51,473,620)................................................     $ 51,453,401
Cash....................................................................................           29,306
Foreign currency, at value (cost $3,769)................................................            3,790
Forward currency contracts--net amount receivable from counterparties...................          647,171
Interest receivable.....................................................................          338,383
Deferred expenses and other assets......................................................           13,341
                                                                                           ----------------
  Total assets..........................................................................       52,485,392
                                                                                           ----------------
Liabilities
Payable for Fund shares reacquired......................................................          964,012
Forward currency contracts--net amount payable to counterparties........................          710,661
Accrued expenses........................................................................          147,027
Dividends payable.......................................................................           69,065
Due to Manager..........................................................................           24,747
Due to Distributor......................................................................           22,497
Withholding taxes payable...............................................................           10,003
                                                                                           ----------------
  Total liabilities.....................................................................        1,948,012
                                                                                           ----------------
Net Assets..............................................................................     $ 50,537,380
                                                                                           ----------------
                                                                                           ----------------
Net assets were comprised of:
  Common stock, at par..................................................................     $     28,039
  Paid-in capital in excess of par......................................................       66,031,930
                                                                                           ----------------
                                                                                               66,059,969
  Accumulated distributions in excess of net investment income..........................       (4,612,582)
  Accumulated net realized loss on investments..........................................      (10,836,547)
  Net unrealized depreciation on investments and foreign currencies.....................          (73,460)
                                                                                           ----------------
Net assets, October 31, 1994............................................................     $ 50,537,380
                                                                                           ----------------
                                                                                           ----------------
Class A:
  Net asset value and redemption price per share ($50,537,380 / 28,039,288 shares of common stock
    issued and outstanding).............................................................            $1.80
  Maximum sales charge (.99% of offering price).........................................              .02
                                                                                           ----------------
  Maximum offering price to public......................................................            $1.82
                                                                                           ----------------
                                                                                           ----------------

See Notes to Financial Statements.

 PRUDENTIAL SHORT-TERM GLOBAL
 INCOME FUND, INC.
 GLOBAL ASSETS PORTFOLIO
 Statement of Operations

                                           Year Ended
                                          October 31,
Net Investment Income                         1994
                                         --------------
Income
  Interest...........................     $   4,813,682
                                         --------------
Expenses
  Management fee.....................           453,970
  Distribution fee--Class A..........           411,334
  Custodian's fees and expenses......           303,000
  Transfer agent's fees and
  expenses...........................            97,000
  Reports to shareholders............            36,000
  Directors' fees....................            35,000
  Legal fees.........................            27,000
  Audit fee..........................            25,000
  Registration fees..................            22,000
  Amortization of organization
  expenses...........................            12,000
  Miscellaneous......................            13,517
                                         --------------
    Total expenses...................         1,435,821
                                         --------------
Net investment income................         3,377,861
                                         --------------
Realized and Unrealized
Gain (Loss) on Investments and
Foreign Currency Transactions
Net realized gain (loss) on:
  Investment transactions............        (1,211,080)
  Foreign currency transactions......        (2,748,152)
  Written option transactions........           420,651
                                         --------------
                                             (3,538,581)
                                         --------------
Net change in unrealized
  appreciation/ depreciation of:
  Investments........................          (132,005)
  Foreign currencies.................           658,538
  Written options....................            13,775
                                         --------------
                                                540,308
                                         --------------
Net loss on investments, foreign
  currencies and written options.....        (2,998,273)
                                         --------------
Net Increase in Net Assets
Resulting from Operations............     $     379,588
                                         --------------
                                         --------------

 PRUDENTIAL SHORT-TERM GLOBAL
 INCOME FUND, INC.
 GLOBAL ASSETS PORTFOLIO
 Statement of Changes in Net Assets

                               Year Ended October 31,
Net Increase (Decrease)    -------------------------------
in Net Assets                   1994             1993
                           --------------    -------------
Operations
  Net investment
  income.................   $   3,377,861    $  14,327,588
  Net realized loss on
    investments and
    foreign currency
    transactions.........      (3,538,581)     (21,161,713)
  Net change in
    unrealized
appreciation/depreciation
    of investments and
    foreign currencies...         540,308       17,158,011
                           --------------    -------------
  Net increase in net
    assets resulting from
    operations...........         379,588       10,323,886
                           --------------    -------------
Contingent deferred sales
  charges collected (Note
  2).....................           8,161           25,932
                           --------------    -------------
Net equalization
  debits.................              --       (3,675,103)
                           --------------    -------------
Dividends and
  distributions (Note 1)
  Dividends from net
    investment income
    Class A..............              --       (3,217,487)
    Class B..............              --       (1,053,946)
                           --------------    -------------
                                       --       (4,271,433)
                           --------------    -------------
  Dividends in excess of
    net investment income
    Class A..............        (117,091)              --
    Class B..............            (411)              --
                           --------------    -------------
                                 (117,502)              --
                           --------------    -------------
  Tax return of capital
    distributions
    Class A..............      (3,826,815)      (4,026,397)
    Class B..............         (13,439)      (1,318,920)
                           --------------    -------------
                               (3,840,254)      (5,345,317)
                           --------------    -------------
Fund share transactions
  (Note 6)
  Net proceeds from
    shares subscribed....       4,822,020      169,695,598
  Net asset value of
    shares issued to
    shareholders in
    reinvestment of
    dividends and
    distributions........       2,685,643        5,821,978
  Cost of shares
  reacquired.............     (82,912,800)    (356,365,191)
                           --------------    -------------
  Net decrease in net
    assets from Fund
    share transactions...     (75,405,137)    (180,847,615)
                           --------------    -------------
Total decrease...........     (78,975,144)    (183,789,650)
Net Assets
Beginning of year........     129,512,524      313,302,174
                           --------------    -------------
End of year..............   $  50,537,380    $ 129,512,524
                           --------------    -------------
                           --------------    -------------

See Notes to Financial Statements.        See Notes to Financial Statements.

 PRUDENTIAL SHORT-TERM GLOBAL INCOME FUND, INC.
 GLOBAL ASSETS PORTFOLIO
 Notes to Financial Statements
   Prudential Short-Term Global Income Fund, Inc. (the ``Fund''), registered under the Investment Company Act of 1940 as a non-diversified, open-end management investment company, was incorporated in Maryland on February 21, 1990. The Fund consists of two series, namely: Short-Term Global Income Portfolio and Global Assets Portfolio. The Global Assets Portfolio (the ``Portfolio'') commenced investment operations on February 15, 1991. The investment objective of the Portfolio is to seek high current income with minimum risk to principal, by investing primarily in high-quality debt securities in the U.S. and abroad having remaining maturities of not more than one year. The ability of the issuers of the debt securities held by the Fund to meet their obligations may be affected by economic developments in a specific country or industry.

Note 1. Accounting            The following is a summary
Policies                      of significant accounting poli-
                              cies followed by the Fund, and the Portfolio in
the preparation of its financial statements.
Securities Valuation: In valuing the Fund's assets, quotations of foreign securities in a foreign currency are converted to U.S. dollar equivalents at the then current exchange rate. Government securities for which quotations are available will be based on prices provided by an independent pricing service or principal market makers. Other portfolio securities that are actively traded in the over-the-counter market, including listed securities for which the primary market is believed to be over-the-counter, will be valued at the average of the quoted bid and asked prices provided by an independent pricing service or by principal market makers. Any security for which the primary market is on an exchange is valued at the last sale price on such exchange on the day of valuation or, if there was no sale on such day, the last bid price quoted on such day. Securities for which market quotations are not readily available are valued at fair value as determined in good faith by or under the direction of the Board of Directors.

   Short-term securities which mature in more than 60 days are valued at current market quotations. Short-term securities which mature in 60 days or less are valued at amortized cost which approximates market value.

   In connection with transactions in repurchase agreements with U.S. financial institutions, it is the Fund's policy that its custodian or designated subcustodians, as the case may be under triparty repurchase agreements, takes possession of the underlying collateral securities, the value of which exceeds the principal amount of the repurchase transaction including accrued interest. If the seller defaults and the value of the collateral declines or if bankruptcy proceedings are commenced with respect to the seller of the security, realization of the collateral by the Fund may be delayed or limited.
Foreign Currency Translation: The books and records of the Fund are maintained in U.S. dollars. Foreign currency amounts are translated into U.S. dollars on the following basis:

   (i) market value of investment securities, other assets and liabilities--at the closing daily rate of exchange;

   (ii) purchases and sales of investment securities, income and expenses--at the rate of exchange prevailing on the respective dates of such transactions.

   Although the net assets of the Fund are presented at the foreign exchange rates and market values at the close of the fiscal year, the Fund does not isolate that portion of the results of operations arising as a result of changes in the foreign exchange rates from the fluctuations arising from changes in the market prices of securities held at the end of the fiscal year. Similarly, the Fund does not isolate the effect of changes in foreign exchange rates from the fluctuations arising from changes in the market prices of debt securities sold during the fiscal year.

   Net realized loss on foreign currency transactions represents net foreign exchange gains or losses from sales and maturities of short-term securities, holding of foreign currencies, currency gains or losses realized between the trade and settlement dates on security transactions, and the difference between the amounts of interest and foreign taxes recorded on the Fund's books and the U.S. dollar equivalent amounts actually received or paid. Net unrealized currency gains and losses from valuing foreign currency denominated assets and liabilities at fiscal year end exchange rates are reflected as a component of net unrealized appreciation/depreciation on investments and foreign currencies.

   Foreign security and currency transactions may involve certain considerations and risks not typically associated with those of U.S. companies as a result of, among other factors, the possibility of political and economic instability and the level of governmental supervision and regulation of foreign securities markets.

Forward Currency Contracts: The Fund enters into forward currency contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign portfolio holdings. A forward contract is a commitment to purchase or sell a foreign currency at a future date at a negotiated forward rate. The gain or loss arising from the difference between the settlement value of the original and renegotiated forward contracts, if any, is isolated and is included in net realized gain (loss) from foreign currency transactions. Risks may arise upon entering into these contracts from the potential inability of the counterparties to meet the terms of their contracts.

     Option Writing: When the Fund writes an option, an amount equal to the premium received by the Fund is recorded as a liability and is subsequently adjusted to the current market value of the option written. Premiums received from writing options which expire unexercised are treated by the Fund on the expiration date as realized gains from securities or currencies based on the type of option written. The difference between the premium and the amount paid on effecting a closing purchase transaction, including brokerage commissions, is also treated as a realized gain, or if the premium is less than the amount paid for the closing purchase transaction, as a realized loss. If a call option is exercised, the premium is added to the proceeds from the sale of the underlying security or currency in determining whether the Fund has realized a gain or loss. If a put option is exercised, the premium reduces the cost basis of the securities or currencies purchased by the Fund. The Fund as writer of an option may have no control over whether the underlying securities or currencies may be sold (called) or purchased (put) and as a result bears the market risk of an unfavorable change in the price of the security or currency underlying the written option.

     Securities Transactions and Investment Income: Securities transactions are recorded on the trade date. Realized gains and losses from security and currency transactions are calculated on the identified cost basis. Interest income is recorded on the accrual basis.

   Net investment income (other than distribution fees) and unrealized and realized gains or losses were allocated daily to each class of shares based upon the relative proportion of net assets of each class at the beginning of the day. As of October 31, 1994, there are no Class B shares outstanding (see Note 6).
Equalization: The Fund follows the accounting practice known as equalization by which a portion of the proceeds from sales and costs of reacquisitions of Fund shares, equivalent on a per share basis to the amount of distributable net investment income on the date of the transaction, is credited or charged to undistributed net investment income. As a result, undistributed net investment income per share is unaffected by sales or reacquisitions of the Fund's shares. Dividends and Distributions: The Fund declares daily and pays dividends from book basis net investment income monthly and makes distributions at least annually of any net capital gains. Dividends and distributions are recorded on the ex-dividend date.

   Income distributions and capital gain distributions are determined in accordance with income tax regulations which may differ from generally accepted accounting principles. These differences are primarily due to differing treatments for foreign currency transactions.

     Reclassification of Capital Accounts: The Portfolio accounts and reports for distributions to shareholders in accordance with Statement of Position 93-2; Determination, Disclosure, and Financial Statement Presentation of Income, Capital Gain, and Return of Capital Distributions by Investment Companies. The effect of applying this statement was to increase accumulated distributions in excess of net investment income by $3,316,665, decrease accumulated net realized loss on investments by $3,656,083 and decrease paid-in capital by $339,418. This was primarily the result of net foreign currency losses incurred for the fiscal year ended October 31, 1994. Net investment income, net realized gains and net assets were not affected by this change. Included in accumulated distributions in excess of net investment income as of October 31, 1994 is $4,505,980 of equalization debits.

     Federal Income Taxes: For federal income tax purposes, each portfolio in the Fund is treated as a separate taxpaying entity. It is the Portfolio's intent to continue to meet the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute all of its taxable income to shareholders. Therefore, no federal income tax provision is required.

   Withholding taxes on foreign interest have been provided for in accordance with the Fund's understanding of the applicable country's tax rules and rates. Deferred Organization Expenses: Approximately $60,000 of organization and initial registration costs were incurred. These costs have been deferred and are being amortized over the period of benefit not to exceed 60 months from the date the Portfolio commenced investment operations.

Note 2. Agreements            The Fund has a management
                              agreement with Prudential Mutual Fund Management,
Inc. (``PMF''). Pursuant to this
agreement, PMF has responsibility for all investment advisory services and supervises the subadviser's performance of such services. PMF has entered into a subadvisory agreement with The Prudential Investment Corporation (``PIC''); PIC furnishes investment advisory services in connection with the managment of the Fund. PMF pays for the cost of the subadviser's services, the compensation of officers of the Fund, occupancy and certain clerical and bookkeeping costs of the Fund. The Fund bears all other costs and expenses.

   The management fee paid PMF is computed daily and payable monthly at an annual rate of .55 of 1% of the average daily net assets of the Portfolio.

   The Portfolio has a distribution agreement with Prudential Mutual Fund Distributors, Inc. (``PMFD''), which acts as the distributor of the Class A shares of the Portfolio. The Portfolio compensates PMFD for distributing and servicing the Portfolio's Class A shares, pursuant to a plan of distribution, regardless of expenses actually incurred by PMFD. The distribution fees are accrued daily and payable monthly.

   On July 19, 1994, shareholders of the Portfolio approved amendments to the Class A distribution plan under which the Class A distribution plan became a compensation plan, effective August 1, 1994. Prior thereto, the Class A distribution plan was a reimbursement plan, under which PMFD was reimbursed for expenses actually incurred by it up to the amount permitted under the Class A Plan. The Portfolio is not obligated to pay any prior or future excess distribution costs (costs incurred by PMFD in excess of distribution fees paid by the Portfolio or contingent deferred sales charges received by PMFD). The rate of the distribution fees charged to Class A shares of the Portfolio did not change under the amended plan of distribution.

   Pursuant to the Class A Plan, the Portfolio compensates PMFD for distribution-related activities at an annual rate of up to .50 of 1% of the average daily net assets of the Class A shares.

   PMFD has advised the Portfolio that it has received approximately $24,100 in front-end sales charges resulting from sales of Class A shares during the fiscal year ended October 31, 1994. From these fees, PMFD paid such sales charges to PSI and Pruco Securities Corporation, affiliated broker-dealers, which in turn paid commissions to salespersons and incurred other distribution costs.

   As of May 10, 1994, there are no Class B shares outstanding. Prior thereto, the Portfolio reimbursed Prudential Securities Incoporated (``PSI'') for its distribution-related expenses with respect to Class B shares, at an annual rate of up to 1% of the average daily net assets of the Class B shares.

   There were no distribution costs incurred nor reimbursable under the Class B Plan for the fiscal year ended October 31, 1994. All contingent deferred sales charges collected on the redemption of Class B shares were retained and credited to the Fund's Class B shares paid-in capital account.

   PMFD is a wholly-owned subsidiary of PMF; PSI, PMF and PIC are indirect, wholly-owned subsidiaries of The Prudential Insurance Company of America.

Note 3. Other                 Prudential Mutual Fund Ser-
Transactions                  vices, Inc. (``PMFS''), a
With Affiliates               wholly-owned subsidiary of
                              PMF, serves as the Fund's transfer agent and
during the fiscal year ended October 31, 1994, the Portfolio incurred fees of approximately $88,200 for the services of PMFS. As of October 31, 1994, approximately $4,200 of such fees were due to PMFS for its services. Transfer sgent fees and expenses in the Statement of Operations include certain out-of-pocket expenses paid to non-affiliates.

Note 4. Portfolio             The federal income tax basis
        Securities            of the Portfolio's investments
                              at October 31, 1994 was substantially the same as
the basis for financial reporting purposes and, accordingly, net unrealized depreciation for federal income tax purposes was $20,219 (gross unrealized appreciation--$390,534; gross unrealized depreciation--$410,753).

   For federal income tax purposes, the Portfolio has a capital loss carryforward as of October 31, 1994 of approximately $10,837,000 of which $4,584,000 expires in 2000 and $6,253,000 expires in 2001. Such carryforward is after utilization of approximately $118,000 to offset net taxable gains realized during the fiscal year ended October 31, 1994. Accordingly, no capital gains distributions are expected to be paid to shareholders until future net gains have been realized in excess of such carryforward.

   Transactions in options written during the fiscal year ended October 31, 1994 were as follows:

                                     Number of
                                     Contracts     Premiums
                                       (000)       Received
                                     ---------    ----------
Options outstanding at
  October 31, 1993................       9,500    $   71,725
Options written...................     194,486     1,232,665
Options terminated in closing
  purchase transactions...........    (147,586)     (989,488)
Options expired...................     (39,000)     (146,797)
Options exercised.................     (17,400)     (168,105)
                                     ---------    ----------
Options outstanding at
  October 31, 1994................          --    $       --
                                     ---------    ----------
                                     ---------    ----------

   At October 31, 1994, the Portfolio had outstanding forward currency contracts, both to purchase and sell foreign currencies, as follows:

                           Value at
 Foreign Currency       Settlement Date    Current     Appreciation
  Purchase Contracts        Payable         Value     (Depreciation)
----------------------- ---------------  -----------  --------------
Australian Dollars,
  expiring 11/28/94....   $   1,500,000  $ 1,502,182     $     2,182
British Pounds,
  expiring 11/8/94.....       3,787,934    3,803,715          15,781
Canadian Dollars,
  expiring 11/14/94....       3,839,874    3,824,278         (15,596)
Deutschemarks,
  expiring
  11/7-11/30/94........      43,549,474   43,744,309         194,835
Italian Lira,
  expiring 12/13/94....       5,582,088    5,604,324          22,236
Japanese Yen, expiring
  11/7-11/18/94........       8,071,856    8,098,057          26,201
                        ---------------  -----------  --------------
                          $  66,331,226  $66,576,865     $   245,639
                        ---------------  -----------  --------------
                        ---------------  -----------  --------------

                         Value at
 Foreign Currency     Settlement Date    Current     Appreciation
  Sale Contracts        Receivable        Value     (Depreciation)
--------------------- ---------------  -----------  --------------
Australian Dollars,
  expiring
  11/28/94-1/6/95....   $   4,292,121  $ 4,305,984   $     (13,863)
Canadian Dollars,
  expiring 11/14/94..       3,340,000    3,333,068           6,932
Deutschemarks,
  expiring
  11/7-11/30/94......      36,905,323   36,987,699         (82,376)
Italian Lira,
  expiring 12/13/94..       4,893,603    5,004,106        (110,503)
Japanese Yen,
  expiring
  11/7/94-11/14/94...       3,027,086    3,083,844         (56,758)
Spanish Pesetas
  expiring 12/22/94..       1,795,479    1,790,831           4,648
Swedish Krona,
  expiring 11/7/94...         267,059      266,205             854
Swiss Francs,
  expiring 11/14/94..       3,000,000    3,058,063         (58,063)
                      ---------------  -----------  --------------
                        $  57,520,671  $57,829,800   $    (309,129)
                      ---------------  -----------  --------------
                      ---------------  -----------  --------------


Note 5. Joint                 The Portfolio, along with
Repurchase                    other affiliated registered
Agreement                     investment companies, trans-
Account                       fers uninvested cash balances
                              into a single joint account, the daily aggregate
balance of which is invested in one or more repurchase agreements collateralized by U.S. Treasury or Federal agency obligations. At October 31, 1994, the Fund had a 1.11% undivided interest in the repurchase agreements in the joint account. The undivided interest for the Fund represented $9,966,000 in principal amount. As of such date, each repurchase agreement in the joint account and the value of the collateral therefor were as follows:

   Smith Barney, Inc., 4.80%, in the principal amount of $260,000,000, repurchase price $260,034,667, due 11/1/94. The value of the collateral including accrued interest is $265,200,122.

   Nomura Securities International, Inc., 4.77%, in the principal amount of $100,000,000, repurchase price $100,013,250, due 11/1/94. The value of the collateral including accrued interest is $102,000,391.

   Goldman, Sachs & Co., 4.75%, in the principal amount of $275,000,000, repurchase price $275,036,285, due 11/1/94. The value of the collateral including accrued interest is $280,500,611.

   CS First Boston Corp., 4.75%, in the principal amount of $265,000,000, repurchase price $265,034,965, due 11/1/94. The value of the collateral including accrued interest is $271,053,272.

Note 6. Capital               The Portfolio currently offers
                              only Class A shares which are sold with a
front-end sales charge of up to .99%. The Portfolio discontinued offering Class B shares on April 14, 1993. Class B shares automatically converted to Class A shares upon being held longer than one year from the date of purchase. Effective May 10, 1994, the remaining Class B shares converted to Class A shares. There are 500 million authorized shares of $.001 par value common stock divided into two classes, designated Class A and Class B common stock, each of which consists of 250 million authorized shares.

   Transactions in shares of common stock for the fiscal years ended October 31, 1994 and 1993 were as follows:

Class A                          Shares          Amount
----------------------------  ------------    -------------
Year ended October 31, 1994:
Shares sold.................     1,787,071    $   3,241,520
Shares sold--conversion from
  Class B...................       844,439        1,580,500
Shares issued in
  reinvestment of
  dividends.................     1,447,695        2,676,200
Shares reacquired...........   (43,793,517)     (80,885,842)
                              ------------    -------------
Net decrease in shares
  outstanding...............   (39,714,312)   $ (73,387,622)
                              ------------    -------------
                              ------------    -------------
Year ended October 31, 1993:
Shares sold.................     6,064,340    $  11,274,743
Shares sold--conversion from
  Class B...................    83,379,084      154,875,114
Shares issued in
  reinvestment of dividends
  and distributions.........     2,229,981        4,138,266
Shares reacquired...........   (83,960,705)    (155,987,024)
                              ------------    -------------
Net increase in shares
  outstanding...............     7,712,700    $  14,301,099
                              ------------    -------------
                              ------------    -------------
Class B                          Shares          Amount
----------------------------  ------------    -------------
Year ended October 31, 1994:
Shares issued in
  reinvestment of
  dividends.................         4,960    $       9,443
Shares reacquired...........      (236,484)        (446,458)
Shares
  reacquired--conversion
  into Class A..............      (831,163)      (1,580,500)
                              ------------    -------------
Net decrease in shares
  outstanding...............    (1,062,687)   $  (2,017,515)
                              ------------    -------------
                              ------------    -------------
Year ended October 31, 1993:
Shares sold.................     1,902,610    $   3,545,741
Shares issued in
  reinvestment of dividends
  and distributions.........       903,347        1,683,712
Shares reacquired...........   (24,366,585)     (45,503,053)
Shares
  reacquired--conversion
  into Class A..............   (83,275,750)    (154,875,114)
                              ------------    -------------
Net decrease in shares
  outstanding...............  (104,836,378)   $(195,148,714)
                              ------------    -------------
                              ------------    -------------

 PRUDENTIAL SHORT-TERM GLOBAL INCOME FUND, INC.
 GLOBAL ASSETS PORTFOLIO
 Financial Highlights

                                               Class A                                              Class B
                           -----------------------------------------------    ---------------------------------------------------
                                                              February 15,    November 1,                            February 15,
                                     Year Ended                  1991*           1993             Year Ended            1991*
                                     October 31,                through         through           October 31,          through
                           -------------------------------    October 31,       May 9,        -------------------    October 31,
                            1994        1993        1992          1991           1994@         1993        1992          1991
                           -------    --------    --------    ------------    -----------     -------    --------    ------------
PER SHARE OPERATING
  PERFORMANCE:
Net asset value,
  beginning of period...   $  1.88    $   1.89    $   2.00      $   2.00         $1.90        $  1.89    $   2.00      $     2.00
                           -------    --------    --------    ------------    -----------     -------    --------    ------------
Income from investment operations
Net investment income...       .08         .12         .16           .12(D)        .04            .12         .15             .11(D)
Net realized and
  unrealized gain (loss)
  on investment and
  foreign currency
  transactions..........      (.07)       (.04)       (.13)           --          (.03)          (.04)       (.13)             --
                           -------    --------    --------    ------------    -----------     -------    --------    ------------
  Total from investment
    operations..........       .01         .08         .03           .12           .01            .08         .02             .11
                           -------    --------    --------    ------------    -----------     -------    --------    ------------
Less distributions
Dividends from net
  investment
  income................        --        (.04)       (.14)         (.12)           --           (.04)       (.13)           (.11)
Tax return of capital
  distributions.........      (.09)       (.05)         --            --          (.05)          (.05)         --              --
                           -------    --------    --------    ------------    -----------     -------    --------    ------------
  Total distributions...      (.09)       (.09)       (.14)         (.12)         (.05)          (.09)       (.13)           (.11)
                           -------    --------    --------    ------------    -----------     -------    --------    ------------
Contingent deferred
  sales charges
  collected.............        --          --          --            --           .03            .02          --              --
                           -------    --------    --------    ------------    -----------     -------    --------    ------------
Net asset value, end of
  period................   $  1.80    $   1.88    $   1.89      $   2.00         $1.89        $  1.90    $   1.89      $     2.00
                           -------    --------    --------    ------------    -----------     -------    --------    ------------
                           -------    --------    --------    ------------    -----------     -------    --------    ------------
TOTAL RETURN#:..........      0.47%       4.36%       1.46%         5.91%         2.33%          5.47%       0.94%           5.53%
RATIOS/SUPPLEMENTAL
  DATA:
Net assets, end of
  period (000)..........   $50,537    $127,490    $113,412      $ 86,443            $0        $ 2,023    $199,890      $  134,015
Average net assets
  (000).................   $82,267    $153,339    $138,331      $ 23,224         $ 525        $52,653    $248,941      $   42,449
Ratios to average net
  assets:@@
  Expenses, including
    distribution fees...      1.73%       1.48%       1.33%         1.25%(D)**    1.21%**        1.61%       1.83%        1.75%(D)**
  Expenses, excluding
    distribution fees...      1.23%        .98%        .83%          .75%(D)**    1.21%**         .98%        .83%         .75%(D)**
  Net investment
    income..............      4.09%       6.44%       8.16%         8.64%(D)**    4.48%**        6.31%       7.66%        8.21%(D)**

---------------
   * Commencement of investment operations.
  ** Annualized.
   # Total return does not consider the effects of sales loads. Total return is calculated assuming a purchase of shares on the first day and a sale on the last day of each period reported and includes reinvestment of dividends. Total returns for periods of less than a full year are not annualized.
 (D) Net of expense subsidy.
   @ Last day of investment operations of Class B shares. On May 10, 1994, all existing Class B shares were converted to Class A shares.
  @@ Because of the events referred to in @ and the timing of such, the Class B shares ratios for the most recent period are not necessarily comparable to that of Class A shares.

See Notes to Financial Statements.

                          INDEPENDENT AUDITORS' REPORT

The Shareholders and Board of Directors
Prudential Short-Term Global Income Fund, Inc.
Global Assets Portfolio

   We have audited the accompanying statement of assets and liabilities of Prudential Short-Term Global Income Fund, Inc., Global Assets Portfolio, including the portfolio of investments, as of October 31, 1994, the related statements of operations for the year then ended and of changes in net assets for each of the two years in the period then ended, and the financial highlights for each of the three years in the period then ended and for the period February 15, 1991 (commencement of investment operations) to October 31, 1991. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of the securities owned as of October 31, 1994 by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
   In our opinion, such financial statements and financial highlights present fairly, in all material respects, the financial position of Prudential Short-Term Global Income Fund, Inc., Global Assets Portfolio, as of October 31, 1994, the results of its operations, the changes in its net assets and its financial highlights for the respective stated periods in conformity with generally accepted accounting principles.

Deloitte & Touche LLP
New York, New York
December 16, 1994

                            Prudential Mutual Funds
                        Supplement dated August 1, 1995

         The following information supplements the Statement of Additional
                 Information of each of the Funds listed below.

MANAGER

    Prudential Mutual Fund Management, Inc. (PMF or the Manager), the Manager of the Fund, is a subsidiary of Prudential Securities Incorporated and The Prudential Insurance Company of America (Prudential). PMF has three wholly-owned subsidiaries: Prudential Mutual Fund Distributors, Inc., Prudential Mutual Fund Services, Inc. (PMFS or the Transfer Agent) and Prudential Mutual Fund Investment Management, Inc. PMFS serves as the transfer agent for the Prudential Mutual Funds and, in addition, provides customer service, record keeping and management and administration services to qualified plans.

    Prudential is one of the largest diversified financial services institutions in the world and, based on total assets, the largest insurance company in North America as of December 31, 1994. Its primary business is to offer a full range of products and services in three areas: insurance, investments and home ownership for individuals and families; health-care management and other benefit programs for employees of companies and members of groups; and asset management for institutional clients and their associates. Prudential (together with its subsidiaries) employs nearly 100,000 persons worldwide, and maintains a sales force of approximately 19,000 agents, 3,400 insurance brokers and 6,000 financial advisors. It insures or provides other financial services to more than 50 million people worldwide. Prudential is a major issuer of annuities, including variable annuities. Prudential seeks to develop innovative products and services to meet consumer needs in each of its business areas.

    Investment advisory services are provided to the Fund by a unit of The Prudential Investment Corporation (PIC or the Subadviser), a subsidiary of Prudential.

    The Subadviser maintains a credit unit which provides credit analysis and research on both tax-exempt and taxable fixed-income securities. The portfolio manager routinely consults with the credit unit in managing the Fund's portfolio. The credit unit reviews on an ongoing basis issuers of tax-exempt and taxable fixed-income obligations, including prospective purchases and portfolio holdings of the Fund. Credit analysts have broad access to research and financial reports, data retrieval services and industry analysts.

    With respect to taxable fixed-income obligations, credit analysts review financial statements published by corporate (and governmental) issuers to examine income statements, balance sheets and cash flow numbers. They evaluate this data against their expectations of sales, earnings growth and trends in credit ratios. They study the impact of economic, regulatory and political developments on companies and industries and look at the relative value of companies. They are in regular communication both in person and by telephone with company management, Wall Street analysts and rating agencies.

    With respect to tax-exempt issuers, credit analysts review financial and operating statements supplied by state and local governments and other issuers of municipal securities to evaluate revenue projections and the financial soundness of municipal issuers. They study the impact of economic and political developments on state and local governments, evaluate industry sectors and meet periodically with public officials and other representatives of state and local governments and other tax-exempt issuers to discuss such matters as budget projections, debt policy, the strength of the regional economy and, in the case of revenue bonds, the demand for facilities. They also make site inspections to review specific projects and to evaluate the progress of construction or the operation of a facility.

    Peter Allegrini oversees the municipal bond team at the Subadviser. He also serves as the portfolio manager of the High Yield Series of Prudential Municipal Bond Fund and the Pennsylvania Series of Prudential Municipal Series Fund. He has been in the investment business since 1978.

    From time to time, there may be media coverage of portfolio managers and other investment professionals associated with the Manager and the Subadviser in national and regional publications, or television and in other media. Additionally, individual mutual fund portfolios are frequently cited in surveys conducted by national and regional publications and media organizations such as The Wall Street Journal, The New York Times, Barron's and USA Today.

SHAREHOLDER INVESTMENT ACCOUNT

Mutual Fund Programs

    From time to time, the Fund (or a portfolio of the Fund, if applicable) may be included in a mutual fund program with other Prudential Mutual Funds. Under such a program, a group of portfolios will be selected and thereafter promoted collectively. Typically, these programs are created with an investment theme, e.g., to seek greater diversification, protection from interest rate movements or access to different management styles. In the event such a program is instituted, there may be a minimum investment requirement for the program as a whole. The Fund may waive or reduce the minimum initial investment requirements in connection with such a program.

    The mutual funds in the program may be purchased individually or as a part of the program. Since the allocation of portfolios included in the program may not be appropriate for all investors, investors should consult their Prudential Securities Financial Advisor or Prudential/Pruco Securities Representative concerning the appropriate blend of portfolios for them. If investors elect to purchase the individual mutual funds that constitute the program in an investment ratio different from that offered by the program, the standard minimum investment requirements for the individual mutual funds will apply.

APPENDIX--GENERAL INVESTMENT INFORMATION

    The following terms are used in mutual fund investing.

Asset Allocation

    Asset allocation is a technique for reducing risk, providing balance. Asset allocation among different types of securities within an overall investment portfolio helps to reduce risk and to potentially provide stable returns, while enabling investors to work toward their financial goal(s). Asset allocation is also a strategy to gain exposure to better performing asset classes while maintaining investment in other asset classes.

Diversification

    Diversification is a time-honored technique for reducing risk, providing ``balance'' to an overall portfolio and potentially achieving more stable returns. Owning a portfolio of securities mitigates the individual risks (and returns) of any one security. Additionally, diversification among types of securities reduces the risks and (general returns) of any one type of security.

Duration

    Debt securities have varying levels of sensitivity to interest rates. As interest rates fluctuate, the value of a bond (or a bond portfolio) will increase or decrease. Longer term bonds are generally more sensitive to changes in interest rates. When interest rates fall, bond prices generally rise. Conversely, when interest rates rise, bond prices generally fall.

    Duration is an approximation of the price sensitivity of a bond (or a bond portfolio) to interest rate changes. It measures the weighted average maturity of a bond's (or a bond portfolio's) cash flows, i.e., principal and interest rate payments. Duration is expressed as a measure of time in years--the longer the duration of a bond (or a bond portfolio), the greater the impact of interest rate changes on the bond's (or the bond portfolio's) price. Duration differs from effective maturity in that duration takes into account call provisions, coupon rates and other factors. Duration measures interest rate risk only and not other risks, such as credit risk and, in the case of non-U.S. dollar denominated securities, currency risk. Effective maturity measures the final maturity dates of a bond (or a bond portfolio).

Market Timing

    Market timing--buying securities when prices are low and selling them when prices are relatively higher--may not work for many investors because it is impossible to predict with certainty how the price of a security will fluctuate. However, owning a security for a long period of time may help investors offset short-term price volatility and realize positive returns.

Power of Compounding

    Over time, the compounding of returns can significantly impact investment returns. Compounding is the effect of continuous investment on long-term investment results, by which the proceeds of capital appreciation (and income distributions, if elected) are reinvested to contribute to the overall growth of assets. The long-term investment results of compounding may be greater than that of an equivalent initial investment in which the proceeds of capital appreciation and income distributions are taken in cash.

APPENDIX--PORTFOLIO MANAGERS

    The following information supplements only the Statement of Additional Information of the captioned Fund.

Prudential High Yield Fund, Inc.

    According to data provided by Lipper Analytical Services, Inc., Prudential High Yield Fund, Inc. is among the oldest and largest U.S. mutual funds in the high current yield category of taxable fixed-income funds. Lars Berkman has served as the Fund's portfolio manager since 1991. In managing the Fund, he seeks to identify well priced, high yield securities consistent with the Fund's investment objective. Mr. Berkman is assisted by a team of credit analysts who analyze corporate cash flows, sales, earnings and management trends.

Prudential Diversified Bond Fund, Inc.
Prudential Government Income Fund, Inc.

    Barbara Kenworthy serves as the portfolio manager of Prudential Diversified Bond Fund, Inc. and Prudential Government Income Fund, Inc. and has 20 years of investment management experience in both U.S. and foreign securities and investment grade and high yield quality bonds. Ms. Kenworthy actively manages each Fund's portfolio according to the investment adviser's interest rate outlook. Consistent with each Fund's investment objective and policies, she will, at times, invest in different sectors of the fixed-income markets seeking price discrepancies and more favorable interest rates. The investment adviser conducts extensive analysis of U.S. and overseas markets in an attempt to identify trends in interest rates, supply and demand and economic growth. The portfolio manager then selects the sectors, maturities and individual bonds she believes provide the best value under those conditions. The portfolio manager is assisted by two credit analysis teams, one that specializes in investment grade bonds and one that specializes in high yield bonds.

Prudential Municipal Series Fund
     (Arizona Series) (Ohio Series) and (Hawaii Income Series)
Prudential California Municipal Fund
     (California Series) and (California Income Series)

    Christian Smith serves as the portfolio manager of the Arizona Series, Ohio Series and Hawaii Income Series of Prudential Municipal Series Fund and the California Series and California Income Series of Prudential California Municipal Fund. Consistent with each Series' investment objective and policies, Mr. Smith seeks to invest in bonds with attractive yields and good relative value in the municipal market. He makes use of Prudential's quantitative and market analysis tools to structure the portfolios and seeks to achieve an allocation among different sectors, coupons and maturities to achieve each Series' investment goals. The portfolio manager also seeks bonds with a high level of call protection.

APPENDIX--HISTORICAL PERFORMANCE DATA

     The historical performance data contained in this Appendix relies on data obtained from statistical services, reports and other services believed by the Manager to be reliable. The information has not been independently verified by the Manager.

This chart shows the long-term performance of various asset classes and the rate of inflation.



                                    (CHART)



Source: Stocks, Bonds, Bills, and Inflation 1995 Yearbook, Ibbotson Associates, Chicago (annually updates work by Roger G. Ibbotson and Rex A. Sinquefield). Used with permission. All rights reserved. This chart is for illustrative purposes only and is not indicative of the past, present, or future performance of any asset class or any Prudential Mutual Fund.

Generally, stock returns are attributable to capital appreciation and the reinvestment of distributions. Bond returns are attributable mainly to the reinvestment of distributions. Also, stock prices are usually more volatile than bond prices over the long term.

Small stock returns for 1926-1989 are those of stocks comprising the 5th quintile of the New York Stock Exchange. Thereafter, returns are those of the Dimensional Fund Advisors (DFA) Small Company Fund. Common stock returns are based on the S&P Composite Index, a market-weighted, unmanaged index of 500 stocks (currently) in a variety of industries. It is often used as a broad measure of stock market performance.

Long-term government bond returns are represented by a portfolio that contains only one bond with a maturity of roughly 20 years. At the beginning of each year a new bond with a then-current coupon replaces the old bond. Treasury bill returns are for a one-month bill. Treasuries are guaranteed by the government as to the timely payment of principal and interest; equities are not. Inflation is measured by the consumer price index (CPI).

Impact of Inflation. The "real" rate of investment return is that which exceeds the rate of inflation, the percentage change in the value of consumer goods and the general cost of living. A common goal of long-term investors is to outpace the erosive impact of inflation on investment returns.

     Set forth below is historical performance data relating to various sectors of the fixed-income securities markets. The chart shows the historical total returns of U.S. Treasury bonds, U.S. mortgage securities, U.S. corporate bonds, U.S. high yield bonds and world government bonds on an annual basis from 1987 to May 1995. The total returns of the indices include accrued interest, plus the price changes (gains or losses) of the underlying securities during the period mentioned. The data is provided to illustrate the varying historical total returns and investors should not consider this performance data as an indication of the future performance of the Fund or of any sector in which the Fund invests.

     All information relies on data obtained from statistical services, reports and other services believed by the Manager to be reliable. Such information has not been verified. The figures do not reflect the operating expenses and fees of a mutual fund. See "Fund Expenses" in the prospectus. The net effect of the deduction of the operating expenses of a mutual fund on these historical total returns, including the compounded effect over time, could be substantial.

           Historical Total Returns of Different Bond Market Sectors



                                    (CHART)



1 Lehman Brothers Treasury Bond Index is an unmanaged index made up of over 150 public issues of the U.S. Treasury having maturities of at least one year.

2 Lehman Brothers Mortgage-Backed Securities Index is an unmanaged index that includes over 600 15- and 30-year fixed-rate mortgage-backed securities of the Government National Mortgage Association (GNMA), Federal National Mortgage Association (FNMA), and the Federal Home Loan Mortgage Corporation (FHLMC).

3 Lehman Brothers Corporate Bond Index includes over 3,000 public fixed-rate, nonconvertible investment-grade bonds. All bonds are U.S. dollar-denominated issues and include debt issued or guaranteed by foreign sovereign governments, municipalities, governmental agencies or international agencies. All bonds in the index have maturities of at least one year.

4 Lehman  Brothers High Yield Bond Index is an unmanaged  index  comprising over
  750 public, fixed-rate nonconvertible bonds that are rated Ba1 or lower by Moody's Investors Service (or rated BB+ or lower by Standard & Poor's or Fitch Investors Service). All bonds in the index have maturities of at least one year.

5 Salomon Brothers World Government Index (Non U.S.) includes over 800 bonds issued by various foreign governments or agencies, excluding those in the U.S., but including those in Japan, Germany, France, the U.K., Canada, Italy, Australia, Belgium, Denmark, the Netherlands, Spain, Sweden, and Austria. All bonds in the index have maturities of at least one year.

This chart below shows the historical volatility of general interest rates as measured by the long U.S. Treasury Bond.



                                    (CHART)


Source: Stocks, Bonds, Bills, and Inflation 1995 Yearbook, Ibbotson Associates, Chicago (annually updates work by Roger G. Ibbotson and Rex A. Sinquefield). Used with permission. All rights reserved. The chart illustrates the historical yield of the long-term U.S. Treasury Bond from 1926-1994. Yields represent that of an annually renewed one-bond portfolio with a remaining maturity of approximately 20 years. This chart is for illustrative purposes only and should not be construed to represent the yields of any Prudential Mutual Fund.

    Listed below are the names of the Prudential Mutual Funds and the dates of the Statements of Additional Information to which this supplement relates.

            Name of Fund                                                 Statement Date
            Prudential California Municipal Fund
               California Income Series                                  December 30, 1994
               California Series                                         December 30, 1994
            Prudential Diversified Bond Fund, Inc.                       January 3, 1995
                                                                         (as supplemented on June 20, 1995)
            Prudential GNMA Fund, Inc.                                   March 2, 1995
            Prudential Government Income Fund, Inc.                      May 1, 1995
            Prudential High Yield Fund, Inc.                             February 28, 1995
            Prudential Intermediate Global Income Fund, Inc.             March 2, 1995
            Prudential Municipal Bond Fund                               June 30, 1995
               Insured Series
               High Yield Series
               Intermediate Series
            Prudential Municipal Series Fund
               Arizona Series                                            December 30, 1994
               Florida Series                                            December 30, 1994
               Georgia Series                                            December 30, 1994
               Hawaii Income Series                                      December 30, 1994
               Maryland Series                                           December 30, 1994
               Massachusetts Series                                      December 30, 1994
               Michigan Series                                           December 30, 1994
               Minnesota Series                                          December 30, 1994
               New Jersey Series                                         December 30, 1994
               New York Series                                           December 30, 1994
               North Carolina Series                                     December 30, 1994
               Ohio Series                                               December 30, 1994
               Pennsylvania Series                                       December 30, 1994
            Prudential National Municipals Fund, Inc.                    February 28, 1995
            Prudential Short Term Global Income Fund, Inc.
               Global Assets Portfolio                                   January 3, 1995
               Short-Term Global Income Portfolio                        January 3, 1995
            Prudential Structured Maturity Fund, Inc.                    March 1, 1995
               Income Portfolio
            Prudential U. S. Government Fund                             January 3, 1995

MF 950C-10

                            Prudential Mutual Funds
                       Supplement dated September 29, 1995

The following information supplements the Statement of Additional Information of each of the Funds listed below.

MANAGER

    Prudential Mutual Fund Management, Inc. (PMF or the Manager) serves as the manager of all of the investment companies that comprise the Prudential Mutual Funds. As of August 31, 1995, assets of the Prudential Mutual Funds were approximately $50 billion. The Prudential Investment Corporation (PIC) serves as the investment adviser for each of the Funds listed below. The unit of PIC which provides investment advisory services to the Funds is known as Prudential Mutual Fund Investment Management.

    Based on data for the year ended December 31, 1994 for the Prudential Mutual Funds, on an average day, there are approximately $80 million in common stock transactions, over $100 million in bond transactions and over $4.1 billion in money market transactions. In 1994, the Prudential Mutual Funds effected more than 57,000 trades in money market securities and held on average $21 billion of money market securities. Based on complex-wide data for the year ended December 31, 1994, on an average day, 7,168 shareholders telephoned Prudential Mutual Fund Services, Inc., the Transfer Agent of the Prudential Mutual Funds, on the Prudential Mutual Funds' toll-free number. On an annual basis, that represents approximately 1.8 million telephone calls and approximately 1.1 million fund transactions.

    PMF is a subsidiary of The Prudential Insurance Company of America (Prudential), one of the largest diversified financial services institutions in the world. For the year ended December 31, 1994, Prudential through its subsidiaries provided financial services to more than 50 million people worldwide --more than one of every five people in the United States. As of December 31, 1994, Prudential through its subsidiaries provided automobile insurance for more than 1.8 million cars and insured more than 1.5 million homes. For the year ended December 31, 1994, The Prudential Bank, a subsidiary of Prudential, served 940,000 customers in 50 states providing credit card services and loans totaling more than $1.2 billion. Assets held by Prudential Securities Incorporated (PSI) for its clients totaled approximately $150 billion at December 31, 1994. During 1994, over 28,000 new customer accounts were opened each month at PSI. The Prudential Real Estate Affiliates, the fourth largest real estate brokerage network in the United States, has more than 34,000 brokers and agents and more than 1,100 offices in the United States.

                                                                          (over)

    Listed below are the names of the Prudential Mutual Funds and the dates of the Statements of Additional Information to which this supplement relates.

          Name of Fund                                                                    Statement Date
Prudential Allocation Fund                                                                September 29, 1995
  Strategy Portfolio
  Balanced Portfolio
Prudential California Municipal Fund
  California Income Series                                                                December 30, 1994
  California Series                                                                       December 30, 1994
Prudential Diversified Bond Fund, Inc.                                                    January 3, 1995
Prudential Equity Fund, Inc.                                                              February 28, 1995
Prudential Equity Income Fund                                                             December 30, 1994
Prudential Europe Growth Fund, Inc.                                                       June 30, 1995
Prudential Global Fund, Inc.                                                              January 3, 1995
Prudential Global Genesis Fund, Inc.                                                      July 31, 1995
Prudential Global Natural Resources Fund, Inc.                                            July 31, 1995
Prudential Government Income Fund, Inc.                                                   May 1, 1995
Prudential Government Securities Trust
  Short-Intermediate Term Series                                                          August 1, 1995
Prudential Growth Opportunity Fund, Inc.                                                  February 1, 1995
Prudential High Yield Fund, Inc.                                                          February 28, 1995
Prudential Intermediate Global Income Fund, Inc.                                          March 2, 1995
Prudential Mortgage Income Fund, Inc.                                                     August 25, 1995
Prudential Multi-Sector Fund, Inc.                                                        June 30, 1995
Prudential Municipal Bond Fund                                                            June 30, 1995
  Insured Series
  High Yield Series
  Intermediate Series
Prudential Municipal Series Fund
  Arizona Series                                                                          December 30, 1994
  Florida Series                                                                          December 30, 1994
  Georgia Series                                                                          December 30, 1994
  Hawaii Income Series                                                                    March 30, 1995
  Maryland Series                                                                         December 30, 1994
  Massachusetts Series                                                                    December 30, 1994
  Michigan Series                                                                         December 30, 1994
  Minnesota Series                                                                        December 30, 1994
  New Jersey Series                                                                       December 30, 1994
  New York Series                                                                         December 30, 1994
  North Carolina Series                                                                   December 30, 1994
  Ohio Series                                                                             December 30, 1994
  Pennsylvania Series                                                                     December 30, 1994
Prudential National Municipals Fund, Inc.                                                 February 28, 1995
Prudential Pacific Growth Fund, Inc.                                                      January 3, 1995
Prudential Short Term Global Income Fund, Inc.
  Global Assets Portfolio                                                                 January 3, 1995
  Short-Term Global Income Portfolio                                                      January 3, 1995
Prudential Structured Maturity Fund, Inc.                                                 March 1, 1995
  Income Portfolio
Prudential U. S. Government Fund                                                          January 3, 1995
Prudential Utility Fund, Inc.                                                             March 1, 1995

MF950C-14

                                     PART C

                                OTHER INFORMATION

Item 15. Indemnification.

    As permitted by Sections 17(h) and (i) of the Investment Company Act of 1940 (the "1940" Act") and pursuant to Article VI of the Fund's Articles of Incorporation (Exhibit 1 to the Registration Statement) and Section 2-418 of the Maryland General Law, officers and directors of the Registrant may be indemnified against liabilities in connection with the Registrant unless it is proved that (i) the act or omission of the director or officer was material to the cause of action adjudicated in the proceeding and was committed in bad faith or with active and deliberate dishonesty, (ii) the director actually received an improper personal benefit in money, property or services, or (iii) in the case of a criminal proceeding, the director had reasonable cause to believe that the act or omission was unlawful. As permitted by Section 17(i) of the 1940 Act, pursuant to Section 10 of each Distribution Agreement (Exhibit 6(a) and (b) to the Registration Statement), each Distributor of the Registrant may be indemnified against liabilities which it may incur except liabilities arising from bad faith, gross negligence, willful misfeasances or reckless disregard of duties.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 ("Securities Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification is against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in connection with the successful defense of any action, suit or proceeding) is asserted against the Registrant by such director, officer or controlling person in connection with the shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The Registrant intends to purchase an insurance policy insuring its officers and directors against certain liabilities, and certain costs of defending claims such officers and directors, to the extent such officers and directors are not found to have committed conduct constituting willful misfeasance, bad faith, gross negligence or reckless disregard of their duties. The insurance policy also insures the Registrant against the cost of indemnification payments to officers and directors under certain circumstances.

    Section 9 of the Management Agreement (Exhibit 6(a) to the Registration Statement) and Section 4 of the Subadvisory Agreement (Exhibit 6(b) to the Registration Statement) limit the liability of Prudential Mutual Fund Management, Inc. (PMF) and The Prudential Investment Corporation (PIC), respectively, to liabilities arising from willful misfeasance, bad faith or gross negligence in the performance of their respective duties or from reckless disregard by them of their respective obligations and duties under the agreements.

    The Registrant hereby undertakes that it will apply the indemnification provisions of its By-Laws, the Management Agreement and each Distribution Agreement in a manner consistent with Release No. 11330 of the Securities and Exchange Commission under the 1940 Act so long as the interpretation of Sections 17(h) and 17(i) of such Act remain, in effect.

Item 16. Exhibits

  1. (a) Amended and Restated Articles of Incorporation, incorporated by reference to Exhibit No. 1 to Post-Effective Amendment No. 9 to the Registration Statement on Form N-1A (File No. 33-33470) filed via Edgar on January 3, 1995.

    (b) Articles of Amendment to the Articles of Incorporation effective October 3, 1995.*

    (c) Articles of Amendment to the Articles of Incorporation effective October 17, 1995.*

  2. By-Laws of the Registrant incorporated by reference to Exhibit No. 2 to Pre-Effective Amendment No. 3 to the Registration Statement on Form N-1A (File No. 33-33479) filed by Registrant on October 22, 1990.

  3. Not applicable.

  4. Plan of Reorganization filed herewith as Appendix A to the Prospectus and Proxy Statement.*

  5. Instruments  defining rights of shareholders.  Incorporated by reference to
     Exhibit 4 to Post-Effective Amendment No. 6 to the Registration Statement on Form N-1A (File No. 33-33470) filed on Edgar by Registrant on December 30, 1993.

  6. (a) Management Agreement between the Registrant and Prudential Mutual Fund Management, Inc., Incorporated by reference to Exhibit 5(a) to Pre-Effective Amendment No. 3 to the Registration Statement on Form N-1A (File No. 33-33479) filed by Registrant on October 22, 1990.

     (b) Subadvisory Agreement between Prudential Mutual Fund Management, Inc. and The Prudential Investment Corporation, Incorporated by reference to Exhibit No. 5(b) to Pre-Effective Amendment No. 3 to the Registration Statement on Form N-1A (File No. 33-33479) filed by Registrant on October 22, 1990.

  7. (a) Subscription Offering Agreement among the Registrant, Prudential-Bache Securities Inc. and Prudential Mutual Fund Distributors, Inc. incorporated by reference to Exhibit No. 6(c) to Pre-Effective Amendment No. 3 to the Registration Statement on Form N-1A (File No. 33-33479) filed by Registrant on October 22, 1990.

     (b) Subscription Offering Agreement among the Registrant, Prudential-Bache Securities Inc. and Prudential Mutual Fund Distributors, Inc. incorporated by reference to Exhibit No. 6(d) to Post-Effective Amendment No. 1 to the Registration Statement on Form N-1A (File No. 33-33479) filed by Registrant on December 18, 1990.

     (c)(i) Distribution Agreement between the Registrant and Prudential Mutual Fund Distributors for the Class A shares of each Portfolio dated July 1, 1993, incorporated by reference to Exhibit 6 (e)(ii) to Post-Effective Amendment No. 6 to the Registration Statement on Form N-1A (File No. 33-33479) filed via EDGAR on December 30, 1993.

     (c)(ii) Restated Distribution Agreement between the Fund and Prudential Securities Incorporated for the Class B shares dated July 1, 1993, incorporated by reference to Exhibit 6 (e)(iii) to Post-Effective Amendment No. 6 to the Registration Statement on Form N-1A (File No. 33-33479) filed via EDGAR on December 30, 1993.

     (c)(iii) Distribution Agreement for Class A shares of both Portfolios, incorporated by reference to Exhibit 6(c)(iii) to Post-Effective Amendment No. 9 to the Registration Statement on Form N-1A (File No. 33-33470) filed via Edgar on January 3, 1995.

     (c)(iv) Distribution Agreement for Class B shares of the Short-Term Global Income Portfolio, incorporated by reference to Exhibit 6(c)(iv) to Post-Effective Amendment No. 9 to the Registration Statement on Form N-1A (File No. 33-33470) filed via Edgar on January 3, 1995.

     (c)(v) Distribution Agreement for Class C shares of the Short-Term Global Income Portfolio, incorporated by reference to Exhibit 6(c)(v) to Post-Effective Amendment No. 9 to the Registration Statement on Form N-1A (File No. 33-33470) filed via Edgar on January 3, 1995.

     (d)(i) Distribution Agreement for Class A shares of both Portfolios between the Fund and Prudential Mutual Fund Distributors, Inc. amended and restated as of June 5, 1995.*

     (d)(ii) Distribution Agreement for Class C shares of both Portfolios between the Fund and Prudential Mutual Fund Distributors, Inc. amended and restated as of June 5, 1995.

     (d)(iii) Distribution Agreement for Class C shares of both Portfolios between the Fund and Prudential Mutual Fund Distributors, Inc. amended and restated as of June 5, 1995.


  8. Not applicable.

  9. (a) Custodian Contract between the Registrant and State Street Bank and Trust Company. Incorporated by reference to Exhibit No. 8 to Pre-Effective Amendment No. 3 to the Registration Statement on Form N-1A (File No. 33-33479) filed by Registrant on October 22, 1990.

     (b) Form of Amendment to Custodian Contract between the Registrant and State Street Bank and Trust Company.*

 10. (a)(i) Distribution and Service Plan for Class A shares of Short-Term Global Income Portfolio dated July 1, 1993, incorporated by reference to
     Exhibit 15(a)(i) to Post-Effective Amendment No. 6 to the Registration Statement on Form N-1A (File No. 33-33479) filed via EDGAR on December 30, 1993.

     (b)(i) Distribution and Service Plan for Class B shares of the Fund dated July 1, 1993, incorporated by reference to Exhibit 15(b)(ii) to Post-Effective Amendment No. 6 to the Registration Statement on Form N-1A (File No. 33-33479) filed via EDGAR on December 30, 1993.

     (b)(ii) Distribution and Service Plan for Class A shares of Global Assets Portfolio dated July 1, 1993, incorporated by reference to Exhibit 15(b)(ii) to Post-Effective Amendment No. 6 to the Registration Statement on Form N-1A (File No. 33-33479) filed via EDGAR on December 30, 1993.

     (c) Distribution and Service Plan for Class A shares of the Short-Term Global Income Portfolio and Global Assets Portfolio incorporated by reference to Exhibit 15(c) to Post-Effective Amendment No. 9 to the Registration Statement on Form N-1A (File No. 33-33479) filed via EDGAR on January 3, 1995.

     (d) Distribution and Service Plan for Class B shares of the Short-Term Global Income Portfolio incorporated by reference to Exhibit 15(d) to Post-Effective Amendment No. 9 to the Registration Statement on Form N-1A (File No. 33-33479) filed via EDGAR on January 3, 1995.

     (e) Distribution and Service Plan for Class C shares of the Short-Term Global Income Portfolio incorporated by reference to Exhibit 15(e) to Post-Effective Amendment No. 9 to the Registration Statement on Form N-1A (File No. 33-33479) filed via EDGAR on January 3, 1995.

 11. Opinion and Consent of Counsel.*

 12. Opinion and Consent of Tax Counsel.*

 13. (a) Purchase  Agreement.  Incorporated  by  reference  to  Exhibit   13  to
     Pre-Effective Amendment No. 3 to the Registration Statement on Form N-1A (File No. 33-33479 filed by Registrant on October 22, 1990.

     (b) Transfer Agency and Dividend Disbursing Agreement between the Registrant and Prudential Mutual Fund Services, Inc. Incorporated by reference to Exhibit No. 9 to Pre-Effective Amendment No. 3 to the Registration Statement on Form N-1A (File No. 33-33479) filed by Registrant on October 22, 1990.

 14. Consent of Independent Accountants.*

 15. Not applicable.

 16. Not applicable.

 17. (a) Proxy.*

     (b) Proxy Insert Card.*

     (c) Letter to Shareholders.*

     (d) Copy of Registrant's declaration pursuant to Rule 24f-2 under the 1940 Act.*

     (e) Prospectus of Global Assets Portfolio dated January 3, 1995, as supplemented.*

     (f) Prospectus of Limited Maturity Portfolio dated January 3, 1995, as supplemented.*

     (g) Semi-Annual Report of Global Assets Portfolio for the six months ended April 30, 1995, filed herewith as Appendix C to the Prospectus and Proxy Statement.*

     (h) Annual Report of Global Assets Portfolio for the fiscal year ended October 31, 1994, filed herewith as Appendix C to the Prospectus and Proxy Statement.*

     (i) Semi-Annual Report of Limited Maturity Portfolio for the six months ended April 30, 1995, filed herewith as Appendix B to the Prospectus and Proxy Statement.*

     (j) Annual Report of Limited Maturity Portfolio for the fiscal year ended October 31, 1994, filed herewith as Appendix B to the Prospectus and Proxy Statement.*

------------
* Filed herewith.

Item 17. Undertakings

  1. The undersigned registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

  2. The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment will be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

                                   SIGNATURES

    Pursuant  to  the   requirements   of  the  Securities  Act  of  1933,  this
Registration Statement has been signed on behalf of the Registrant by the undersigned, thereto duly authorized, in the City of New York, and State of New York, on the 23rd day of October, 1995.

                  PRUDENTIAL GLOBAL LIMITED MATURITY FUND, INC.
                  (formerly PRUDENTIAL SHORT-TERM GLOBAL INCOME
                  FUND, INC.)

                  By: /s/ Richard A. Redeker
                      -----------------------------------------
                      Richard A. Redeker, President

    Pursuant  to  the   requirements   of  the  Securities  Act  of  1933,  this
Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature                          Title                    Date
---------                          -----                    ----
/s/ Stephen C. Eyre                Director                 October 23, 1995
--------------------------------
    Stephen C. Eyre

/s/ Delayne D. Gold                Director                 October 23, 1995
--------------------------------
    Delayne D. Gold

/s/ Don G. Hoff                    Director                 October 23, 1995
--------------------------------
    Don G. Hoff

/s/ Harry A. Jacobs, Jr.           Director                 October 23, 1995
--------------------------------
    Harry A. Jacobs, Jr.

/s/ Sidney R. Knafel               Director                 October 23, 1995
--------------------------------
    Sidney R. Knafel

/s/ Robert E. LaBlanc              Director                 October 23, 1995
--------------------------------
    Robert E. LaBlanc

/s/ Thomas A. Owens, Jr.           Director                 October 23, 1995
--------------------------------
    Thomas A. Owens, Jr.

/s/ Richard A. Redeker             President and Director   October 23, 1995
--------------------------------
    Richard A. Redeker

/s/ Clay T. Whitehead              Director                 October 23, 1995
--------------------------------
    Clay T. Whitehead

/s/ Grace C. Torres                Treasurer and            October 23, 1995
--------------------------------     Principal Financial and
    Grace C. Torres                  Accounting Officer

                                 EXHIBIT INDEX

  1. (a) Amended and Restated Articles of Incorporation, incorporated by reference to Exhibit No. 1 to Post-Effective Amendment No. 9 to the Registration Statement on Form N-1A (File No. 33-33470) filed via Edgar on January 3, 1995.

    (b) Articles of Amendment to the Articles of Incorporation effective October 3, 1995.*

    (c) Articles of Amendment to the Articles of Incorporation effective October 17, 1995.*

  2. By-Laws of the Registrant incorporated by reference to Exhibit No. 2 to Pre-Effective Amendment No. 3 to the Registration Statement on Form N-1A (File No. 33-33479) filed by Registrant on October 22, 1990.

  3. Not applicable.

  4. Plan of Reorganization filed herewith as Appendix A to the Prospectus and Proxy Statement.*

  5. Instruments  defining rights of shareholders.  Incorporated by reference to
     Exhibit 4 to Post-Effective Amendment No. 6 to the Registration Statement on Form N-1A (File No. 33-33470) filed on Edgar by Registrant on December 30, 1993.

  6. (a) Management Agreement between the Registrant and Prudential Mutual Fund Management, Inc., Incorporated by reference to Exhibit 5(a) to Pre-Effective Amendment No. 3 to the Registration Statement on Form N-1A (File No. 33-33479) filed by Registrant on October 22, 1990.

     (b) Subadvisory Agreement between Prudential Mutual Fund Management, Inc. and The Prudential Investment Corporation, Incorporated by reference to Exhibit No. 5(b) to Pre-Effective Amendment No. 3 to the Registration Statement on Form N-1A (File No. 33-33479) filed by Registrant on October 22, 1990.

  7. (a) Subscription Offering Agreement among the Registrant, Prudential-Bache Securities Inc. and Prudential Mutual Fund Distributors, Inc. incorporated by reference to Exhibit No. 6(c) to Pre-Effective Amendment No. 3 to the Registration Statement on Form N-1A (File No. 33-33479) filed by Registrant on October 22, 1990.

     (b) Subscription Offering Agreement among the Registrant, Prudential-Bache Securities Inc. and Prudential Mutual Fund Distributors, Inc. incorporated by reference to Exhibit No. 6(d) to Post-Effective Amendment No. 1 to the Registration Statement on Form N-1A (File No. 33-33479) filed by Registrant on December 18, 1990.

     (c)(i) Distribution Agreement between the Registrant and Prudential Mutual Fund Distributors for the Class A shares of each Portfolio dated July 1, 1993, incorporated by reference to Exhibit 6 (e)(ii) to Post-Effective Amendment No. 6 to the Registration Statement on Form N-1A (File No. 33-33479) filed via EDGAR on December 30, 1993.

     (c)(ii) Restated Distribution Agreement between the Fund and Prudential Securities Incorporated for the Class B shares dated July 1, 1993, incorporated by reference to Exhibit 6 (e)(iii) to Post-Effective Amendment No. 6 to the Registration Statement on Form N-1A (File No. 33-33479) filed via EDGAR on December 30, 1993.

     (c)(iii) Distribution Agreement for Class A shares of both Portfolios, incorporated by reference to Exhibit 6(c)(iii) to Post-Effective Amendment No. 9 to the Registration Statement on Form N-1A (File No. 33-33470) filed via Edgar on January 3, 1995.

     (c)(iv) Distribution Agreement for Class B shares of the Short-Term Global Income Portfolio, incorporated by reference to Exhibit 6(c)(iv) to Post-Effective Amendment No. 9 to the Registration Statement on Form N-1A (File No. 33-33470) filed via Edgar on January 3, 1995.

     (c)(v) Distribution Agreement for Class C shares of the Short-Term Global Income Portfolio, incorporated by reference to Exhibit 6(c)(v) to Post-Effective Amendment No. 9 to the Registration Statement on Form N-1A (File No. 33-33470) filed via Edgar on January 3, 1995.

     (d)(i) Distribution Agreement for Class A shares of both Portfolios between the Fund and Prudential Mutual Fund Distributors, Inc. amended and restated as of June 5, 1995.*

     (d)(ii) Distribution Agreement for Class C shares of both Portfolios between the Fund and Prudential Mutual Fund Distributors, Inc. amended and restated as of June 5, 1995.

     (d)(iii) Distribution Agreement for Class C shares of both Portfolios between the Fund and Prudential Mutual Fund Distributors, Inc. amended and restated as of June 5, 1995.


  8. Not applicable.

  9. (a) Custodian Contract between the Registrant and State Street Bank and Trust Company. Incorporated by reference to Exhibit No. 8 to Pre-Effective Amendment No. 3 to the Registration Statement on Form N-1A (File No. 33-33479) filed by Registrant on October 22, 1990.

     (b) Form of Amendment to Custodian Contract between the Registrant and State Street Bank and Trust Company.*

 10. (a)(i) Distribution and Service Plan for Class A shares of Short-Term Global Income Portfolio dated July 1, 1993, incorporated by reference to
     Exhibit 15(a)(i) to Post-Effective Amendment No. 6 to the Registration Statement on Form N-1A (File No. 33-33479) filed via EDGAR on December 30, 1993.

     (b)(i) Distribution and Service Plan for Class B shares of the Fund dated July 1, 1993, incorporated by reference to Exhibit 15(b)(ii) to Post-Effective Amendment No. 6 to the Registration Statement on Form N-1A (File No. 33-33479) filed via EDGAR on December 30, 1993.

     (b)(ii) Distribution and Service Plan for Class A shares of Global Assets Portfolio dated July 1, 1993, incorporated by reference to Exhibit 15(b)(ii) to Post-Effective

     Amendment No. 6 to the Registration Statement on Form N-1A (File No. 33-33479) filed via EDGAR on December 30, 1993.

     (c) Distribution and Service Plan for Class A shares of the Short-Term Global Income Portfolio and Global Assets Portfolio incorporated by reference to Exhibit 15(c) to Post-Effective Amendment No. 9 to the Registration Statement on Form N-1A (File No. 33-33479) filed via EDGAR on January 3, 1995.

     (d) Distribution and Service Plan for Class B shares of the Short-Term Global Income Portfolio incorporated by reference to Exhibit 15(d) to Post-Effective Amendment No. 9 to the Registration Statement on Form N-1A (File No. 33-33479) filed via EDGAR on January 3, 1995.

     (e) Distribution and Service Plan for Class C shares of the Short-Term Global Income Portfolio incorporated by reference to Exhibit 15(e) to Post-Effective Amendment No. 9 to the Registration Statement on Form N-1A (File No. 33-33479) filed via EDGAR on January 3, 1995.

 11. Opinion and Consent of Counsel.*

 12. Opinion and Consent of Tax Counsel.*

 13. (a) Purchase  Agreement.  Incorporated  by  reference  to  Exhibit   13  to
     Pre-Effective Amendment No. 3 to the Registration Statement on Form N-1A (File No. 33-33479 filed by Registrant on October 22, 1990.

     (b) Transfer Agency and Dividend Disbursing Agreement between the Registrant and Prudential Mutual Fund Services, Inc. Incorporated by reference to Exhibit No. 9 to Pre-Effective Amendment No. 3 to the Registration Statement on Form N-1A (File No. 33-33479) filed by Registrant on October 22, 1990.

 14. Consent of Independent Accountants.*

 15. Not applicable.

 16. Not applicable.

 17. (a) Proxy.*

     (b) Proxy Insert Card.*

     (c) Letter to Shareholders.*

     (d) Copy of Registrant's declaration pursuant to Rule 24f-2 under the 1940 Act.*

     (e) Prospectus of Global Assets Portfolio dated January 3, 1995, as supplemented.*

     (f) Prospectus of Limited Maturity Portfolio dated January 3, 1995, as supplemented.*

     (g) Semi-Annual Report of Global Assets Portfolio for the six months ended April 30, 1995, filed herewith as Appendix C to the Prospectus and Proxy Statement.*

     (h) Annual Report of Global Assets Portfolio for the fiscal year ended October 31, 1994, filed herewith as Appendix C to the Prospectus and Proxy Statement.*

     (i) Semi-Annual Report of Limited Maturity Portfolio for the six months ended April 30, 1995, filed herewith as Appendix B to the Prospectus and Proxy Statement.*

     (j) Annual Report of Limited Maturity Portfolio for the fiscal year ended October 31, 1994, filed herewith as Appendix B to the Prospectus and Proxy Statement.*

------------
* Filed herewith.